Form 10-K, Exhibit 13
period 1995-12-31
HILB ROGAL & HAMILTON CO /VA/
filed 1996-03-26
CIK 814898

(front cover)
                              HILB, ROGAL
                          AND HAMILTON COMPANY



                          (HRH INSURANCE logo)




                          1995 ANNUAL REPORT

                          Financial HIghlights
            HILB, ROGAL AND HAMILTON COMPANY & SUBSIDIARIES
          (in thousands of dollars, except per share amounts)


(Bar graphs relecting the following financial information follow)

                        1995      1994      1993      1992     1991

Total Revenues        $148,147  $140,809  $141,656  $140,461  $142,270

Net Income              11,829    11,392     8,293     8,591     4,736

Net Income Per
  Common Share             .82       .77       .57       .65       .36

Dividends Per
  Common Share             .57       .50       .45       .41       .37

                                   OUR BUSINESS
          Hilb, Rogal and Hamilton Company serves as an intermediary between its clients, who are traditionally the mid-size Main Street businesses of the nation, and insurance companies which underwrite clients' risks. In this way, Hilb, Rogal and Hamilton Company agencies in 56 locations in North America assist clients in transferring their risks in areas such as property and casualty, employee benefits and other areas of specialized risk exposure. The Company's agency system, which extends to 16 states and five Canadian provinces, is among the leaders nationally and worldwide in its industry. Revenues are derived primarily from commissions received from insurance companies with whom client risk is placed. Support services related to risk transfer transactions are an additional revenue source. The Company expands its business by developing new clients, providing additional services to current clients and through acquisitions.

TO OUR SHAREHOLDERS

(This section includes two photographs of Robert H. Hilb, Chairman and Chief Executive Officer, and Andrew L. Rogal, President and Chief Operating Officer and a map showing the agency locations.)

          Management is pleased to report that 1995 Company performance improved over the last year. We also want to bring you up to date on developments in the evolution of the Company designed to continue steady progress in building Company strength and value for its shareholders.
          Anyone watching our industry knows that any measure of progress has been hard earned during the first half of the 1990s. Softness and uncertainty in pricing, with the intense competition that rages in such a market, is continuing into a tenth year - this in an industry that historically experienced regular price adjustments every four to five years.
          Overlaid on these insurance industry dynamics is the larger condition affecting American business so far this decade - merging, consolidating, downsizing. This amounts to a broad shrinkage of many businesses, whether from being melded into another or trimmed to the bone in order to compete.
          Many of these affected businesses lie within our principal client profile of mid-size, Main Street enterprises. In the best of times, keeping business you have against strong competitors, making it profitable, while doing the development work to expand services and to perfect service delivery, is a fair test of talent and commitment. In our business today, these challenges have never been more formidable.
      Yet HRH grows.
          Your Company has basic strength for steady growth, residing in the people and their commitment to enduring value, to the goal of being a great Company. In 1995, management took the next steps to support HRH people with increasingly efficient operating systems and management structure, with new corporate resources to accelerate bringing to market an expanding range of services and, through 14 acquisitions, more business in areas of high growth potential.
          We consider it a solid achievement that the people of Hilb, Rogal and Hamilton Company in 1995 reached new levels of revenues and earnings.
      They produced, they controlled costs and they adapted to evolutionary refinements with solid effort and performance.

                            FINANCIAL ACCOMPLISHMENTS

          These are highlights of what was achieved: total 1995 revenues of $148.1 million were up 5.2 percent over the prior year; earnings per share, at $.82, were 6.5 percent above 1994; and Company directors, as is their policy, once again raised the shareholder dividend - it stood at an annual level of $.60 per share for the first quarter of 1996.
      Total dividends paid in 1995 were $.57. The dividend growth pattern is an indicator of shareholder value increasing year-to-year.
          We have kept you informed through the year of our program of purchasing Company stock. More than 1.6 million shares have been repurchased since our initial authorization in November 1990 and the program is continuing. We are currently authorized to buy back up to 2.9 million total HRH shares, less those shares previously purchased, as long as we believe we are being undervalued. We regard our Company as an excellent investment. More than once, we have heard HRH characterized as rock-solid financially, the result of careful, conservative financial management and performance improvements year-to-year. We urge you to examine details of our balance sheet, cash flow and other indicators to see why we invest in our own Company.
          We also advised you early in the year that we had completed the divestiture, according to plan, of agencies which were not meeting performance goals. Following this, we quickened the pace of our acquisition efforts over that of the previous two years. Fourteen acquisitions were successfully completed in 1995, all but two merged into existing offices where the opportunity seemed excellent.

                                 HRH ENTERS CANADA

          One notable exception to the pattern of expanding existing growth agencies through acquisitions was our purchase of Hayhurst Elias Dudek, Inc., effective July 1, 1995. It was a favorable acquisition for a number of reasons. First, the agency principal, Art Elias, continues to run the business. Under his direction, the agency has had success in developing specialized approaches to serving selected types of clients. In addition, although based in Winnipeg, the agency operates across Canada, with other offices in Vancouver, Calgary, Edmonton, Toronto and Montreal. And, unlike our U.S. market, the Canadian market is not suffering the same degree of softness and uncertainty in pricing which drives our domestic competition. We believe that our new Canadian team will make important contributions to the Company.
          Our expanded North American agency network of 56 offices took its next step in the maturing process in 1995, with the beginning of our regionalization of operations. Creation of regional operating units to coordinate the efforts of several local offices in a geographic area will further improve cost control. Support to agencies from corporate resources and other agency offices in the network also will now be more rapid and efficient.
          Regional management of a sizeable mass of coordinated and complementary resources - from offices within the region, from corporate and from other regions - will enable each office to address a broader spectrum of client needs and respond more quickly and expertly than each could do on a stand-alone basis.

                              REGIONS FORMALIZED IN '95

          Five U.S. regions were formalized in the latter months of 1995. The acquired Canadian agency offices currently form a sixth region, with its six locations operating virtually coast to coast north of the border.
          The five U.S. regions are: Mid-Atlantic, stretching from New Jersey south through Virginia and across Pennsylvania; Georgia/Alabama; Florida; Texas and California. Several HRH offices remain unaligned within a region. Some will likely become part of a regional unit as this year proceeds. Measured by its revenues at year-end 1995, the Mid-Atlantic region is larger than the Company was when it became a public company.
             All of the current regions have good markets and strong positions, but the nature of the business and insurance placement opportunities can be quite different from one region to another. For this reason, and because the insurance carriers themselves operate differently depending on exposure characteristics in different parts of the country, HRH regional management will have flexibility in the types of business they pursue with their offices. Each region is expected to achieve steady growth and increasing profitability from current and new classes of service offered through its local offices during the remaining years of this decade.
              HRH network operations management at both the regional and local office levels now have an added value available as the result of the creation in 1995 of a new corporate-based Resource Group. Working hand in hand with agencies, the Resource Group is focused on leveraging current services offered through local offices by opening markets to HRH offices across the entire network. In addition, this group will develop new services that will provide additional revenue sources to help fuel internal growth in the years ahead.
          The Resource Group already is working with HRH producers in several U.S. regions and has national service programs, including a coordinated flood insurance program, employment practices protection and a new program for bicycle dealers which grew out of a product originating in a single office. Experience in the early months of support to offices from the Resource Group shows clear evidence of enhanced revenue from the coordinated support and development effort.
          There was a senior management change late in 1995, when Timothy
      J. Korman, who has been with the Company and its predecessor since
      1978, was named executive vice president and chief financial officer of Hilb, Rogal and Hamilton Company. Tim continues in his role as Company treasurer. He was vice president and treasurer from our formative stages in 1982 through 1989, when he was named a senior vice president of the Company. In addition to his financial role, Tim also directs Company automation programs.
          Increased activity in acquisitions strengthened and broadened the business base for several of our locations already well positioned in growth markets. Two acquired agencies were merged into our northern California operations. In the Texas region, agency operations in Houston and Amarillo were enlarged through acquisitions and their own internal growth. Additional capability and business accrued to the growing Baltimore agency from two acquisitions at mid-year. Acquired agencies were merged into HRH offices also in Denver, Virginia Beach, Phoenix, Tampa and Birmingham. Since January 1 of this year, we have merged agency acquisitions into our offices in Birmingham, New Haven and Pittsburgh.

                           ACQUISITIONS PICK UP THEIR PACE

          These merged agencies, plus the entry into Canada form another solid year in our ongoing merger and acquisition program. Over the years, the Company has integrated with a high rate of success 147 acquisitions or mergers in its steady, orderly growth from a newborn in 1982 to a prominent position today as the 10th largest agency network in North America and 15th in size in our business worldwide.
          We are now embarked on the next stage in the evolution of our Company. Today, the drive to progressively improve the efficiency, response time and performance of our operational structure through more sophisticated methods and regional management direction shares the strategic platform with our tradition of merger and acquisition initiatives.
          Company management, a careful balance of experience, practical vision and energy, expects to continue moving HRH up in our industry in size, accomplishment and value. The goal is realistic, cycles or no cycles...consistent improvements in operating performance year-after-year, top line and bottom line through the latter 1990s and into the next century.
          We have been referred to within our industry as the consolidator in our business, the unique organization capable of drawing together separate agency strengths and business into a system that serves clients well and brings significant opportunities to carriers of a size and type that they find appealing. This role of the consolidator is essential during this soft industry period especially, and it is one we are increasingly well-suited to fill. We are making careful, measured responses to what is happening within our industry as our insurance carriers undergo significant change and as our client organizations seek better ways to manage and reduce their risk. The evolving HRH agency servicing system is tailored to fit our clients today, and is developing new solutions to meet growing client requirements to assure the fit in future years.

                              IMPROVING CLIENT SERVICES

         Regionalization will aid in managing the dynamic process of delivering services, transporting more and more proven products and services quickly across our network to clients. Our Resource Group is an ally in developing a wider range of services, and new services, to help clients do more than simply transfer risk - services that improve loss control and claims administration.
          Over the first half of the 1990s, the Company solidified its reputation for its expertise in consolidating top caliber agencies into a national insurance agency system. In the remaining years of this decade, the Company expects to be as highly regarded for its operational excellence and expanding service programs. We expect to be among the top performing insurance agency systems. We will do it as we have done in the past, with care, steered by practical vision and sound management.
          Hilb, Rogal and Hamilton Company is taking measured steps as we pursue the goal of being a great company. This means having great expectations and making them come to pass through orderly gains in a disciplined organization with the tools to succeed. With your continued support we made significant progress in 1995 and expect more of the same this year and in years to come.




      /s/Robert H. Hilb
      Robert H. Hilb
      Chairman and Chief Executive Officer



      /s/Andrew L. Rogal
      Andrew L. Rogal
      President and Chief Operating Officer

(Page 7 of the annual report is a pictorial reflection of the regions of the Company, including the Golden Gate Bridge (California region), cowboys roping a horse (Texas region), the Lincoln Memorial (Midatlantic region), a arial view of Miami Beach (Florida region), magnolia blossoms (Georgia/Alabama region) and Niagara Falls (Canadian region).

                            CONSOLIDATED BALANCE SHEET

                HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES


                                                        December 31
                                                    1995           1994

ASSETS

CURRENT ASSETS
  Cash and cash equivalents, including
    $10,104,000 and $9,594,000, respectively,
    of restricted funds                         $ 17,020,706  $ 12,615,132
  Investments                                     11,154,673    23,131,550
  Receivables:
    Premiums, less allowance for doubtful
      accounts of $1,772,000 and $2,348,000,
      respectively                                41,707,706    39,261,731
    Other                                          4,794,396     6,635,856
                                                ------------  ------------
                                                  46,502,102    45,897,587
  Prepaid expenses and other current assets        3,937,964     3,262,743
                                                ------------  ------------
                         TOTAL CURRENT ASSETS     78,615,445    84,907,012

INVESTMENTS                                        4,300,000     9,470,000

PROPERTY AND EQUIPMENT, NET                       13,700,260    12,426,949

INTANGIBLE ASSETS
  Expiration rights                               68,345,441    57,742,996
  Goodwill                                        24,432,875    16,480,408
  Noncompetition agreements                        9,888,798     9,603,414
                                                ------------ -------------
                                                 102,667,114    83,826,818
  Less accumulated amortization                   41,812,787    35,097,409
                                                ------------  ------------
                                                  60,854,327    48,729,409
OTHER ASSETS                                       5,778,932     3,361,425
                                                ------------  ------------
                                                $163,248,964  $158,894,795
                                                ============  ============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Premiums payable to insurance companies       $ 69,481,803  $ 65,361,846
  Accounts payable and accrued expenses            8,040,022     8,438,709
  Premium deposits and credits due customers       8,062,626     8,847,097
  Current portion of long-term debt                1,755,238     4,499,378
                                                ------------  ------------
                    TOTAL CURRENT LIABILITIES     87,339,689    87,147,030

LONG-TERM DEBT                                    11,749,848     3,173,405

OTHER LONG-TERM LIABILITIES                        7,513,537     2,144,204

SHAREHOLDERS' EQUITY
  Common Stock, no par value;
    authorized 50,000,000 shares;
    outstanding 13,706,764 and
    14,679,464 shares, respectively               29,903,900    43,426,295
  Retained earnings                               26,741,990    23,003,861
                                                ------------  ------------
                                                  56,645,890    66,430,156
                                                ------------  ------------
                                                $163,248,964  $158,894,795
                                                ============  ============












See notes to consolidated financial statements.

                       STATEMENT OF CONSOLIDATED INCOME

                HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES


                                                    Year Ended December 31
                                               1995          1994          1993

Revenues
  Commissions and fees                     $141,555,188  $132,914,113  $137,662,048
  Investment income                           2,077,462     1,899,803     1,558,982
  Other                                       4,514,388     5,995,698     2,435,150
                                           ------------  ------------  ------------
                                            148,147,038   140,809,614   141,656,180

Operating expenses
  Compensation and employee
    benefits                                 82,760,664    78,310,999    82,469,714
  Other operating expenses                   38,264,085    35,975,715    37,773,552
  Amortization of intangibles                 6,965,947     6,436,119     6,581,550
  Interest expense                              559,654       812,216     1,270,268
  Pooling-of-interests expense                        -       487,986       503,207
                                           ------------  ------------  ------------
                                            128,550,350   122,023,035   128,598,291
                                           ------------  ------------  ------------
            INCOME BEFORE INCOME TAXES       19,596,688    18,786,579    13,057,889

Income Taxes                                  7,767,778     7,394,296     4,764,496
                                           ------------  ------------  ------------
                            NET INCOME     $ 11,828,910  $ 11,392,283  $  8,293,393
                                           ============  ============  ============
           NET INCOME PER COMMON SHARE            $0.82         $0.77         $0.57
                                                  =====         =====         =====
Weighted Average Number of Shares
  of Common Stock Outstanding                14,470,407    14,778,304    14,456,055
                                             ==========    ==========    ==========

See notes to consolidated financial statements.

                   STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

                   HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

                                                                         Unearned
                                               Common       Retained   Compensation
                                                Stock       Earnings       ESOP

Balance at January 1, 1993                   $22,358,063  $16,876,641  $(1,082,700)

  Issuance of 1,642,494 shares of Common
    Stock.................................    24,006,654
  Purchase of 61,300 shares of Common
    Stock.................................      (822,266)
  Payment of dividends ($.45 per share)...                 (6,310,225)
  Repayment of notes receivable on stock
    purchases of a pooled entity, secured
    by underlying Common Stock............        69,322
  Transactions related to pooled companies      (234,953)     (79,636)
  Net income..............................                  8,293,393
  Repayment of liability by ESOP..........                               1,082,700
                                             -----------  -----------   ----------
Balance at December 31, 1993                  45,376,820   18,780,173            -

  Issuance of 15,450 shares of Common
    Stock.................................       169,050
  Purchase of 172,360 shares of Common
    Stock.................................    (2,076,406)
  Payment of dividends ($.50 per share)...                 (7,224,935)
  Transactions related to pooled companies       (43,169)      56,340
  Net income..............................                 11,392,283
                                             -----------  -----------  -----------
Balance at December 31, 1994                  43,426,295   23,003,861            -

  Issuance of 318,326 shares of Common
    Stock.................................     3,817,746
  Purchase of 1,336,820 shares of Common
    Stock.................................   (17,389,044)
  Payment of dividends ($.57 per share)...                 (8,209,877)
  Other                                           48,903      119,096
  Net income..............................                 11,828,910
                                             -----------  -----------  -----------
Balance at December 31, 1995                 $29,903,900  $26,741,990  $         -
                                             ===========  ===========  ===========

See notes to consolidated financial statements.

                       STATEMENT OF CONSOLIDATED CASH FLOWS

                 HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

                                                               Year Ended December 31
                                                           1995         1994          1993
OPERATING ACTIVITIES
  Net income                                         $ 11,828,910 $ 11,392,283   $  8,293,393
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                     2,790,772    2,849,831      3,107,872
      Amortization of intangible assets                 6,965,947    6,436,119      6,581,550
      Provision for losses on receivables               1,500,231    1,238,500      1,335,085
      Provision for deferred income taxes                  44,119     (148,756)      (505,731)
      Gain on sale of assets                           (3,337,219)  (5,047,488)    (1,768,901)
                                                     ------------ ------------   ------------
                                                       19,792,760   16,720,489     17,043,268
      Changes in operating assets and liabilities
        net of effects from insurance agency
        acquisitions and dispositions:
          Decrease in accounts receivable                 513,907      976,828      2,103,592
          (Increase) decrease in prepaid expenses        (768,431)     546,613        326,951
          Decrease in premiums payable to
            insurance companies                        (1,156,960)    (506,723)    (6,930,184)
          Increase (decrease) in premium deposits
            and credits due customers                    (784,471)     743,579     (2,082,030)
          Increase (decrease) in accounts payable
            and accrued expenses                       (1,639,586)     551,458        (83,615)
          Other operating activities                      230,569      624,242        559,323
                                                     ------------ ------------   ------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES    16,187,788   19,656,486     10,937,305

INVESTING ACTIVITIES
  Purchase of held-to-maturity investments             (7,399,402) (25,488,282)   (39,093,059)
  Proceeds from maturities of held-to-maturity
    investments                                        24,546,279   21,238,187     24,315,989
  Purchase of property and equipment                   (4,007,468)  (2,179,808)    (3,093,744)
  Purchase of insurance agencies, net of
    cash acquired                                      (6,540,948)  (9,740,808)    (5,396,028)
  Proceeds from sale of assets                          3,515,102    7,943,937      1,173,036
  Other investing activities                              216,173      114,153        749,118
                                                     ------------ ------------   ------------
 NET CASH PROVIDED BY (USED IN)INVESTING ACTIVITIES    10,329,736   (8,112,621)   (21,344,688)

FINANCING ACTIVITIES
  Proceeds from long-term debt                         32,522,950   16,000,000      4,279,024
  Principal payments on long-term debt                (29,194,326) (20,205,709)   (12,840,356)
  Proceeds from issuance of Common Stock                    7,650       19,050     22,391,654
  Repurchase of Common Stock                          (17,389,044)  (1,950,661)      (822,266)
  Dividends                                            (8,209,877)  (7,224,935)    (6,310,225)
  Other financing activities                              150,697       13,171       (255,267)
                                                     ------------ ------------   ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES   (22,111,950) (13,349,084)     6,442,564
                                                     ------------ ------------   ------------
   INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     4,405,574   (1,805,219)    (3,964,819)

Cash and cash equivalents at beginning of year         12,615,132   14,420,351     18,385,170
                                                     ------------ ------------   ------------
           CASH AND CASH EQUIVALENTS AT END OF YEAR  $ 17,020,706 $ 12,615,132   $ 14,420,351
                                                     ============ ============   ============

See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES


           Hilb, Rogal and Hamilton Company (the Company), a Virginia corporation, operates as a network of insurance agencies with offices located in 16 states and five Canadian provinces. Its principal activity is the performance of retail insurance services which involves placing property and casualty and life and health insurance with insurers on behalf of commercial clients in a variety of industries and individual clients.

      NOTE A--SIGNIFICANT ACCOUNTING POLICIES

           Principles of Consolidation: The accompanying financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.
            Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
            Revenues: Commission income as well as the related premiums receivable from customers and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. Premium adjustments, including policy cancellations, are recorded as they occur. Contingent commissions and commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received. Fees for services rendered and override commissions are recorded as earned. These policies are in accordance with predominant industry practice.
            Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The carrying amounts reported on the balance sheet approximate the fair values.
            Investments: In May 1993, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.
            Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest and dividends are included in investment income. Realized gains and losses, and declines in value judged to be other than temporary are included in investment income.
           Marketable debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. Amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.
            Property and Equipment: Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over estimated useful lives (30 to 33 years for buildings, 3 to 7 years for equipment). Leasehold improvements are generally amortized using a straight-line method over the term of the related lease.
            Intangible Assets: Intangible assets arising from acquisitions accounted for as purchases principally represent expiration rights, the excess of costs over the fair value of net assets acquired and noncompetition agreements. The cost of such assets is being amortized principally on a straight-line basis over periods ranging up to 15 years for expiration rights, 15 to 40 years for the excess of cost over the fair value of net assets acquired and the terms of the related contracts for noncompetition agreements, generally 3 to 20 years.
            In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.
            Income Taxes: The Company (except for pooled entities prior to acquisition and its Canadian subsidiary) files a consolidated federal income tax return. Deferred taxes result from temporary differences between the reporting for income tax and financial statement purposes primarily related to bad debt expense, depreciation expense, basis differences in intangible assets, deferred compensation arrangements and the recognition of net operating loss carryforwards from pooled entities.
            Net Income Per Common Share: Net income per Common Share is based on the weighted average number of shares of Common Stock outstanding during each year.

      NOTE B--INVESTMENTS

           The following is a summary of held-to-maturity and available-for-sale investments included in current and long-term assets on the consolidated balance sheet:

                                                Gross            Gross
                                              Unrealized      Unrealized         Fair
                                  Cost           Gains           Losses         Value

Held-to-Maturity Investments
December 31, 1995
Obligations of U.S.
  government agencies          $   107,000     $  1,000                      $   108,000
Obligations of states and
  political subdivisions        10,570,000       97,000          $2,000       10,665,000
Certificates of deposit            864,000                                       864,000
                               -----------     --------          ------      -----------
                               $11,541,000     $ 98,000          $2,000      $11,637,000
                               ===========     ========          ======      ===========

Available-for-Sale Investments
December 31, 1995
Obligations of states and
  political subdivisions       $ 3,914,000     $      -          $    -      $ 3,914,000
                               ===========     ========          ======      ===========

Held-to-Maturity Investments
December 31, 1994
Obligations of U.S.
  government agencies          $   500,000                       $ 41,000    $   459,000
Obligations of states and
  political subdivisions        31,149,000     $187,000           218,000     31,118,000
Certificates of deposit            953,000                                       953,000
                               -----------     --------          --------    -----------
                               $32,602,000     $187,000          $259,000    $32,530,000
                               ===========     ========          ========    ===========

           During December 1995, the Company reclassified certain investments aggregating $3,914,000 from held-to-maturity to available-for-sale, pursuant to the FASB's one time "holiday" allowing such reclassification without calling into question the Company's intent to hold other debt securities to maturity in the future.
           The amortized cost and fair value of held-to-maturity and available-for-sale investments at December 31, 1995, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.




                                               Cost         Fair Value

Held-to-Maturity Investments
Due in one year                            $ 7,241,000      $ 7,263,000
Due after one year through five years        2,950,000        2,981,000
Due after five years through ten years       1,350,000        1,393,000
                                           -----------      -----------
                                           $11,541,000      $11,637,000
                                           ===========      ===========
Available-for-Sale Investments
Due in one year                            $ 3,914,000      $ 3,914,000
                                           ===========      ===========

NOTE C--PROPERTY AND EQUIPMENT

           Property and equipment consists of the following:
                                           1995           1994

  Furniture and equipment               $24,454,000    $22,462,000
  Buildings and land                      7,565,000      7,421,000
  Leasehold improvements                  1,641,000      1,449,000
                                        -----------    -----------
                                         33,660,000     31,332,000
  Less accumulated depreciation
    and amortization                     19,960,000     18,905,000
                                        -----------    -----------
                                        $13,700,000    $12,427,000
                                        ===========    ===========

NOTE D--LONG-TERM DEBT AND OVERRIDE COMMISSION AGREEMENTS

                                                        1995          1994

  Notes payable to banks, interest currently
    at 6.14%                                       $ 8,500,000
  Notes payable to insurance companies including
    interest at 10% per annum, to February 1995                   $ 2,288,000
  Installment notes payable incurred in
    acquisitions of insurance agencies,
    3.6% to 12%, due in various
    installments, to 1999                            2,637,000      2,227,000
  Mortgage notes payable, currently 9.4%, due
    in installments, to 2000                         2,180,000      2,867,000
  Installment notes payable, 8% to 9.75%, due in
    various installments, to 1999                      188,000        290,000

                                                   -----------    -----------
                                                    13,505,000      7,672,000
    Less current portion                             1,755,000      4,499,000
                                                   -----------    ----------
                                                   $11,750,000    $ 3,173,000
                                                   ===========    ===========

           Maturities of long-term debt for the four years ending after December 31, 1996 are $1,045,000 in 1997; $96,000 in 1998; $44,000 in
      1999; and $ 2,065,000 in 2000.
           Interest paid was $733,000, $1,014,000 and $1,524,000 in 1995, 1994 and 1993, respectively.
           At December 31, 1995, land and buildings having a depreciated cost of $2,452,000 were pledged as collateral for the mortgage notes payable.
           The Company entered into a credit agreement with two banks that allows for borrowings of up to $20,000,000 under loans due through 2001, which bear interest at variable rates. At December 31, 1995, $8,500,000 was borrowed under this agreement. This credit agreement contains, among other provisions, requirements for maintaining a minimum level of shareholders' equity ($42,500,000 at December 31, 1995) and certain financial ratios.
           The Company had entered into Override Commission Agreements with its insurance company lenders which provided additional commission income through 1994, up to a maximum of $2,517,000 if specified levels of premiums were placed with the respective lenders or their affiliated insurance companies. Additional commission income earned under these agreements amounted to $1,225,000 in 1994 and $1,033,000 in 1993.

      NOTE E--RETIREMENT PLANS

           The Hilb, Rogal and Hamilton Company Profit Sharing Savings Plan (the Profit Sharing Plan) covers substantially all employees of the Company and its subsidiaries. The Profit Sharing Plan, which may be amended or terminated by the Company at any time, provides that the Company shall contribute to a trust fund such amounts as the Board of Directors shall determine subject to certain earnings restrictions as defined in the Profit Sharing Plan.
            Prior to merger with the Company, certain of the merged companies had a separate profit sharing, ESOP or benefit plan. These plans were terminated or frozen at the time of merger with the Company.
           The total expense under these plans for 1995, 1994 and 1993 was approximately $2,075,000, $2,812,000 and $2,208,000, respectively.
           Effective December 16, 1994, the Company adopted the Supplemental Executive Retirement Plan (the SERP), which is a defined benefit plan under which the Company will pay supplemental pension benefits to key executives in addition to amounts received under the Profit Sharing Plan. Such benefits will be paid from Company assets. The following table sets forth the SERP's funded status and amounts recognized in the Company's consolidated balance sheet:

                                                        1995         1994

      Actuarial present value of:
        Vested benefits                             $(2,054,000) $(1,527,000)
        Nonvested benefits                             (210,000)    (192,000)
                                                    -----------  -----------
      Accumulated benefit obligation                 (2,264,000)  (1,719,000)
      Effect of anticipated future compensation
        levels                                         (710,000)    (470,000)
                                                    -----------  -----------
      Projected benefit obligation                   (2,974,000)  (2,189,000)
      Plan assets at fair value                               -            -
                                                    -----------  -----------
      Excess of projected benefit obligation
        over assets                                  (2,974,000)  (2,189,000)
      Unrecognized prior service costs                2,047,000    2,172,000
      Unrecognized net loss                             450,000            -
                                                    -----------  -----------
      Accrued SERP expense                             (477,000)     (17,000)
      Adjustment to recognize minimum liability      (1,786,000)  (1,702,000)
                                                    -----------  -----------
      Pension liability recognized in consolidated
        balance sheet                               $(2,263,000) $(1,719,000)
                                                    ===========  ===========

           The expense for the SERP includes the following components:

                                                     1995              1994

      Service cost                                 $159,000          $ 6,000
      Interest cost                                 175,000            7,000
      Amortization of prior service cost            126,000            4,000
                                                   --------          -------
      Net periodic postretirement benefit cost     $460,000          $17,000
                                                   ========          =======

           Significant assumptions used in determining obligations and the related expense for the SERP include a weighted-average discount rate of 7.5% and 8.0% at December 31, 1995 and 1994, respectively, and an assumed rate of increase in future compensation of 4% at both dates.

      NOTE F--OTHER POSTRETIREMENT BENEFIT PLANS

           The Company sponsors postretirement benefit plans that provide medical and life insurance benefits to retirees. Employees who retire after age 55 with 10 years of service are eligible to participate. The plans are contributory for substantially all participants, with retiree contributions adjusted annually and the health care plan contains other cost sharing features such as deductibles and coinsurance. The accounting for the health care plan anticipates future cost sharing changes to the written plan that are consistent with the Company's expressed intent to increase retiree contributions annually in accordance with increases in health care costs. The Company's policy is to fund the cost of these benefits when actual claims are incurred.
           The following table sets forth the plans' combined funded status reconciled with the amount shown in the Company's consolidated balance sheet:

                                                       1995         1994
Accumulated postretirement benefit obligation:
  Retirees                                         $(1,419,000) $(1,391,000)
  Active plan participants                                  --           --
                                                   -----------  -----------
    Total                                           (1,419,000)  (1,391,000)
Plan assets at fair value                                   --           --
                                                   -----------  -----------
Accumulated postretirement benefit obligation in
  excess of plan assets                             (1,419,000)  (1,391,000)
Unrecognized net (gain) loss                          (512,000)    (424,000)
Unrecognized transition benefit cost                 1,264,000    1,379,000
                                                   -----------  -----------
Accrued postretirement benefit liability           $  (667,000) $  (436,000)
                                                   ===========  ===========

           Net periodic postretirement benefit cost includes the following components:

                                             1995       1994         1993

      Interest cost                       $104,000    $103,000     $125,000
      Amortization of transition
        obligation over 14 years           115,000     115,000      115,000
      Amortization of prior gains          (29,000)     (6,000)
                                          --------    --------     --------
      Net periodic postretirement
        benefit cost                      $190,000    $212,000     $240,000
                                          ========    ========     ========

           For measurement purposes, a 9.1% and a 10.2% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996 and 1995, respectively; the rate was assumed to decrease gradually to 6.15% in 2021 and remain at that level thereafter. The health care cost trend rate assumption has an effect on the amounts.
      For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1995 and 1994 by $130,000 and the net periodic postretirement benefit cost for 1995 by $10,000.
            The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.0% at December 31, 1995 and 1994, respectively.

      NOTE G--INCOME TAXES

           The components of income taxes shown in the statement of consolidated income are as follows:

                                        1995        1994        1993
      Current
        Federal                      $6,232,000  $6,176,000  $4,348,000
        State                         1,268,000   1,367,000     922,000
        Foreign                         224,000          --          --
                                     ----------  ----------  ----------
                                      7,724,000   7,543,000   5,270,000

      Deferred
        Federal                          76,000    (125,000)   (428,000)
        State                            14,000     (24,000)    (78,000)
        Foreign                         (46,000)         --          --
                                      ---------  ----------  ----------
                                         44,000    (149,000)   (506,000)
                                      ---------  ----------  ----------
                                     $7,768,000  $7,394,000  $4,764,000
                                     ==========  ==========  ==========

           Included in prepaid expenses and other current assets and other long-term liabilities on the consolidated balance sheet are deferred income taxes of $1,180,000 and $3,535,000, respectively, at December 31, 1995 and $1,529,000 and $623,000, respectively, at December 31, 1994.
            The effective income tax rate varied from the statutory federal income tax rate as follows:

                                                 1995      1994      1993

      Statutory federal income tax rate          35.0%     35.0%     35.0%
      Tax exempt investment income               (2.1)     (2.4)     (2.2)
      State income taxes, net of federal
        tax benefit                               4.2       4.8       4.4
      Other                                       2.5       2.0      (0.7)
                                                 -----     -----    -----
        Effective income tax rate                39.6%     39.4%     36.5%
                                                 =====     =====     =====

           Income taxes paid were $8,428,000, $7,074,000 and $5,478,000 in
      1995, 1994 and 1993, respectively.
           The Internal Revenue Service has examined the Company's federal income tax return for the years ended December 31, 1988 through 1992, and adjustments are being contested. In the opinion of management, the outcome of such action is not expected to materially affect the financial position or results of operations of the Company.

      NOTE H--LEASES

           The Company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2002 and generally include escalation clauses for increases in lessors' operating expenses and increased real estate taxes.
           Future minimum rental payments required under such operating leases are summarized as follows:

                          1996        $ 5,663,000
                          1997          5,126,000
                          1998          3,740,000
                          1999          2,381,000
                          2000          1,642,000
                    Thereafter          1,190,000
                                      -----------
                                      $19,742,000
                                      ===========

           Rental expense for all operating leases amounted to $6,712,000 in 1995, $6,549,000 in 1994 and $7,270,000 in 1993. Included in rental expense for 1995, 1994 and 1993 is approximately $435,000, $798,000 and $1,351,000, respectively, which was paid to employees or related parties.

      NOTE I--SHAREHOLDERS' EQUITY

           The Company has adopted and the shareholders have approved the 1986 Incentive Stock Option Plan and the Hilb, Rogal and Hamilton Company 1989 Stock Plan, which provide for the granting of options to purchase up to an aggregate of approximately 1,895,000 and 2,026,000 shares of Common Stock as of December 31, 1995 and 1994, respectively. The number of shares available for grant may increase or decrease with the respective changes in the number of shares of Common Stock outstanding. Stock option activity under the plans was as follows:

                                           Shares        Option Price

      Outstanding at January 1,1993       339,875      $ 6.00 - $18.20
        Granted                           593,000       12.13 -  15.75
        Exercised                          14,875        6.00 -  12.75
        Expired                            31,600       10.73 -  14.75
                                          -------
      Outstanding at December 31, 1993    886,400        6.00 -  18.20
        Granted                            38,000       11.88 -  12.13
        Exercised                           2,950        6.00 -  12.75
        Expired                            51,875       10.73 -  18.20
                                          -------
      Outstanding at December 31, 1994    869,575        6.00 -  18.20
        Granted                            25,000       11.75 -  12.50
        Exercised                             600                12.75
        Expired                            87,250       10.00 -  14.00
                                          -------
      Outstanding at December 31, 1995    806,725      $ 6.00 - $18.20
                                          =======
           These options expire at various dates through August 2005 (411,875 shares exercisable at December 31, 1995).

      NOTE J--ACQUISITIONS

           During 1995, the Company acquired certain assets and liabilities of 14 insurance agencies for $13,097,000 ($7,303,000 in cash, $1,974,000 in guaranteed future payments and 317,726 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $9,616,000, noncompetition agreements of $385,000 and goodwill
      of $7,278,000.   The combined purchase price may be increased by
      approximately $2,354,000 in 1996, $2,354,000 in 1997, $690,000 in 1998
      and $358,000 in 1999 based upon commissions or net profits realized.
           During 1994, the Company acquired all of the outstanding shares of three insurance agencies in exchange for 543,930 shares of Common Stock of the Company. The transactions were accounted for as pooling-of-interests mergers.
           During 1994, the Company acquired certain assets and liabilities of four insurance agencies for $8,766,000 ($8,340,000 in cash, $276,000 in guaranteed future payments and 12,500 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of
      $7,350,000 and noncompetition agreements of $966,000.   The combined
      purchase price was increased by approximately $1,203,000 in 1995 and may be increased by approximately $1,289,000 in 1996 and $75,000 in 1997 based upon commissions or net profits realized.
           During 1993, the Company acquired all of the outstanding shares of two insurance agencies in exchange for 784,000 shares of Common Stock of the Company. The transactions were accounted for as pooling-of-interests mergers.
           During 1993, the Company acquired certain assets and liabilities of six insurance agencies for $6,407,000 ($3,568,000 in cash, $1,224,000 in guaranteed future payments and 120,793 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $4,773,000 and noncompetition agreements of $1,210,000. The combined purchase price was increased by approximately $665,000 in 1995 and $1,008,000 in 1994 and may be increased by $1,185,000 in 1996 based upon commissions or net profits realized.
           The above purchase acquisitions have been included in the Company's consolidated financial statements from their respective acquisition dates.
            The pro forma unaudited results of operations for the years ended December 31, 1995 and 1994, assuming the above 1995 and 1994 purchase acquisitions had occurred as of January 1, 1994, are as follows:

                                            1995                 1994

       Revenues                         $155,376,000        $163,322,000
       Net Income                         11,612,000          11,114,000
       Net Income Per Common Share             $0.80               $0.74

      NOTE K--SALE OF ASSETS

           During 1995, 1994 and 1993, the Company sold certain insurance accounts and other assets resulting in gains of approximately $3,337,000, $5,044,000 and $1,735,000, respectively. These amounts are included in other revenues in the statement of consolidated income. Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

      NOTE L--COMMITMENTS AND CONTINGENCIES

           Included in cash and cash equivalents and premium deposits and credits due customers are approximately $1,396,000 and $927,000 of funds held in escrow at December 31, 1995 and 1994, respectively. In addition, premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states in which the Company operates. The amount of cash and cash equivalents so restricted was approximately $8,708,000 and $8,667,000 at December 31, 1995 and 1994, respectively.
           There are in the normal course of business various outstanding commitments and contingent liabilities. Management does not anticipate material losses as a result of such matters.
           The Company is generally involved in routine insurance policy related litigation. Several suits have been brought against the Company involving settlement of various insurance matters where customers are seeking both punitive and compensatory damages. Management, upon the advice of counsel, is of the opinion that such suits are substantially without merit, that valid defenses exist, and that such litigation will not have a material effect on the consolidated financial statements.

      NOTE M--SUBSEQUENT EVENTS

           Subsequent to December 31, 1995, the Company acquired certain assets and liabilities of three insurance agencies in exchange for $1,811,000 ($1,276,000 in cash and 40,000 shares of Common Stock). The transactions, which are not material to the consolidated financial statements, will be accounted for as purchase transactions.

      NOTE N--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

           The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994:

                                          Three  Months  Ended(1)
                                March 31     June 30    Sept. 30      Dec. 31
                                  (in thousands, except per share amounts)
1995
Total Revenues                   $39,455     $36,573     $36,395      $35,724
Net Income                         4,928       3,310(2)     2389        1,202
Net Income Per Common Share(3)      0.33        0.23        0.17         0.09

1994
Total Revenues                   $39,332     $35,186     $34,130      $32,162
Net Income                         4,731(2)    2,918(2)    2,474(2)     1,269(4)
Net Income Per Common Share(3)      0.32        0.20        0.17         0.09

       (1) Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.
       (2) Second quarter 1995 and first, second and third quarter 1994 net income increased approximately $1,477,000, $677,000, $892,000 and $1,343,000, respectively, from the sale of certain insurance accounts and other assets.
       (3) Income per share calculations for each of the quarters is based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year net income per share amount.
       (4) Fourth quarter 1994 net income increased approximately $550,000 due to reductions made to amounts expensed during the first nine months of the year under the discretionary compensation programs.

              Report of Ernst & Young LLP, Independent Auditors


      Shareholders and Board of Directors
      Hilb, Rogal and Hamilton Company

           We have audited the accompanying consolidated balance sheet of Hilb, Rogal and Hamilton Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb, Rogal and Hamilton Company and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




                                          Ernst & Young LLP


      Richmond, Virginia
      February 14, 1996

                           Selected Financial Data
              HILB, ROGAL AND HAMILTON COMPANY & SUBSIDIARIES

                                                            Year Ended December 31
                                                 1995      1994      1993      1992      1991
                                                   (in thousands, except per share amounts)
                                                                                      (Unaudited)
Statement of Consolidated Income Data:(1)
Commissions and fees                           $141,555  $132,914  $137,662  $137,296  $136,927
Investment income and other(2)                    6,592     7,895     3,994     3,165     5,343
                                               --------  --------  --------  --------  --------
Total revenues                                  148,147   140,809   141,656   140,461   142,270


Compensation and employee benefits               82,761    78,311    82,470    81,940    86,510
Other operating expenses                         38,264    35,976    37,774    36,209    37,453
Amortization of intangibles                       6,966     6,436     6,581     6,558     6,573
Interest expense                                    559       812     1,270     1,821     2,576
Pooling-of-interests expense                          -       488       503       533     1,082
                                               --------  --------  --------  --------  --------
Total expenses                                  128,550   122,023   128,598   127,061   134,194
                                               --------  --------  --------  --------  --------
Income before income taxes                       19,597    18,786    13,058    13,400     8,076
Income taxes                                      7,768     7,394     4,765     4,809     3,340
                                               --------  --------  --------  --------  --------
Net Income                                     $ 11,829  $ 11,392  $  8,293  $  8,591  $  4,736
                                               ========  ========  ========  ========  ========
Net income per Common Share                    $    .82  $    .77  $    .57  $    .65  $    .36
                                               ========  ========  ========  ========  ========
Weighted average number of shares outstanding    14,470    14,778    14,456    13,241    13,313
Dividends paid per Common Share                $    .57  $    .50  $    .45  $    .41  $    .37


Consolidated Balance Sheet Data:
Intangible assets, net                         $ 60,854  $ 48,729  $ 49,454  $ 47,682  $ 46,196
Total assets                                    163,249   158,895   160,922   151,992   153,566
Long-term debt, less current portion             11,750     3,173     7,249    15,110    19,218
Other long-term liabilities                       7,514     2,144     2,889     3,120     2,796
Total shareholders' equity                       56,646    66,430    64,157    38,152    34,163

(1) See Note J of Notes to Consolidated Financial Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during the years ended December 31, 1992 and 1991, the Company consummated 9 and 16 purchase acquisitions, respectively.
(2) During 1995, 1994, 1993, 1992 and 1991, the Company sold certain insurance accounts and other assets resulting in gains of approximately $3,337,000, $5,044,000, $1,735,000, $1,138,000 and $1,759,000, respectively.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

           The income of an insurance agency business such as the Company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Decreases in premium rates result directly in revenue decreases to the Company. Since 1987, the property and casualty insurance industry has been in a "soft market," during which the underwriting capacity of insurance companies expanded, stimulating an increase in competition and a decrease in premium rates and related commissions and fees. The effect of the softness in rates on the Company's revenues has been somewhat offset by the Company's acquisitions and new business programs. Management cannot predict the timing or extent of premium pricing changes due to market conditions or their effects on the Company's operations in the future, but believes that the "soft market" conditions will continue into 1996.

                              RESULTS OF OPERATIONS

           Total revenues for 1995 were $148.1 million, an increase of $7.3 million or 5.2% over 1994. For 1994, total revenues were $140.8 million, a decrease of $0.8 million or 0.6% from 1993. Commissions and fees for 1995 were $141.6 million, or 6.5% higher than 1994. Approximately $14.9 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $6.4 million from the sale of certain offices and accounts in 1995 and 1994 and reductions in override commissions of $1.2 million.
           Commissions and fees for 1994 were $132.9 million, or 3.4% lower than 1993. Approximately $6.3 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $8.4 million from the sale of certain offices and insurance accounts in 1994 and 1993 and the impact of the soft market conditions, which have resulted in decreasing premium rates and increased competition.
           Investment income increased by $0.2 million in 1995 and $0.3 million in 1994 due to increases in interest rates, offset in 1995 by a decrease in average invested assets due primarily to the use of available funds for the Company's acquisition program and repurchase of shares of Common Stock of the Company.
           Other revenues decreased by $1.5 million in 1995 and increased by $3.6 million in 1994. These amounts include gains of $3.3 million, $5.0 million and $1.7 million in 1995, 1994 and 1993, respectively, from the sale of certain offices, insurance accounts and other assets.
           Total operating expenses for 1995 were $128.6 million, an increase of $6.5 million or 5.3% from 1994. For 1994, total operating expenses were $122.0 million, a decrease of $6.6 million or 5.1% from 1993.
           Compensation and employee benefits costs for 1995 were $82.8 million, an increase of $4.4 million or 5.7% over 1994. Increases include approximately $8.4 million related to purchase acquisitions offset by decreases of $3.9 million related to offices sold in 1995 and 1994. Compensation and employee benefits costs for 1994 were $78.3 million, a decrease of $4.2 million or 5.0% from 1993. Decreases include approximately $5.4 million related to offices sold in 1994 and 1993 offset by the impact of purchase acquisitions.
           Other operating expenses for 1995 were $38.3 million, or 6.4% higher than 1994. Increases relate primarily to purchase acquisitions offset in part by the sales of certain offices in 1995 and 1994.
      Other operating expenses for 1994 were $36.0 million, or 4.8% less than 1993. Decreases include approximately $2.4 million related to offices sold in 1994 and 1993 offset by the impact of purchase acquisitions.
           Amortization expense primarily reflects the amortization of expiration rights, an intangible asset acquired in the purchase of insurance agencies. Amortization expense increased by $530,000 or 8.2% in 1995 and decreased by $145,000 or 2.2% in 1994 which is attributable to purchase acquisitions consummated during 1995, 1994 and 1993 offset by decreases from amounts which became fully amortized or were sold in those years.
           The Company consummated three business combinations during 1994 and two during 1993, which were accounted for under the pooling-of-interests method of accounting. One-time costs incurred with each transaction, principally legal, accounting and consulting fees, along with insurance for errors and omissions coverage, are expensed when incurred. These costs approximated $0.5 million in each of 1994 and 1993.
           The effective tax rates for the Company were 39.6% in 1995, 39.4% in 1994 and 36.5% in 1993. An analysis of the effective income tax rates is presented in "Note G-Income Taxes" of Notes to Consolidated Financial Statements.
            Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the Company's operations.

                           LIQUIDITY AND CAPITAL RESOURCES

            Net cash provided by operations totalled $16.2 million, $19.7 million and $10.9 million for the years ended December 31, 1995, 1994 and 1993, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.
            The Company has historically generated sufficient funds internally to finance capital expenditures for personal property and equipment. Real properties acquired for offices of the Company are generally financed by long-term mortgages. Cash expenditures for the acquisition of property and equipment were $4.0 million, $2.2 million and $3.1 million in the years ended December 31, 1995, 1994 and 1993, respectively. The timing and extent of the purchase of investments is dependent upon cash needs and yields on alternate investments and cash equivalents. In addition, during 1995, total investments decreased by $17.1 million as the Company utilized these funds for the repurchase of Common Stock of the Company. Cash expenditures for the purchase of insurance agencies accounted for under the purchase method of accounting amounted to $6.5 million, $9.7 million and $5.4 million in the years ended
      December 31, 1995, 1994 and 1993, respectively. Cash expenditures for such insurance agency acquisitions have been funded primarily through operations and from the proceeds of the sale of 1,504,000 shares of Common Stock offered through a Form S-3 Registration
      Statement effective in March 1993. In addition, a portion of the purchase price in such acquisitions may be paid through Common
      Stock and deferred cash payments. Cash proceeds from the sale of certain offices, insurance accounts and other assets totalled $3.5 million, $7.9 million and $1.2 million in the years ended December
      31, 1995, 1994 and 1993, respectively. The Company did not have any material capital expenditure commitments as of December 31, 1995.
           Financing activities utilized cash of $22.1 million and $13.3 million for the years ended December 31, 1995 and 1994, respectively, and provided cash of $6.4 million for the year ended December 31, 1993 as the Company generated $22.2 million from the aforementioned stock offering in 1993, repaid its debt, including debt of pooled entities and annually increased its dividend rate. In addition, during 1995, 1994 and 1993, the Company repurchased 1,336,820,
      172,360 and 61,300, respectively, shares of its Common Stock under a stock repurchase program. The Company is currently authorized to purchase an additional 1,225,000 shares and anticipates that it will continue to repurchase shares in 1996. The Company anticipates the continuance of its dividend policy. The Company has a bank credit agreement for borrowings of up to $20.0 million under loans due through 2001. At December 31, 1995, there were loans of $8.5 million outstanding under the agreement.
           The Company had a current ratio (current assets to current liabilities) of 0.90 to 1.00 as of December 31, 1995. Shareholders' equity of $56.6 million at December 31, 1995 is decreased from $66.4 million at December 31, 1994 and the debt to equity ratio of 0.21 to 1.00 at December 31, 1995, is increased from the last year-end ratio of 0.05 to 1.00 due to the aforementioned purchase of Common Stock of the Company and borrowings of $8.5 million under the bank agreement used for insurance agency acquisitions and the repurchase of Common Stock.
           The Company believes that cash generated from operations, together with the proceeds from borrowings, will provide sufficient funds to meet the Company's short and long-term funding needs.

                        Market Price of Common Stock

           The Company's Common Stock has been publicly traded since July 15, 1987. Prior to June 19, 1992, the Common Stock was traded on the NASDAQ National Market System under the symbol "HRHC." Since that date, it has been traded on the New York Stock Exchange under the symbol "HRH." As of December 31, 1995, there were 763 holders of record of the Company's Common Stock. The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder
      Services, L.L.C., Ridgefield Park, New Jersey. High and low stock prices and dividends per share for the indicated quarters were:


                                                             Cash
                                         Sales Price       Dividends
      Quarter Ended                    High       Low      Declared

      March 31, 1994                  $12.88    $11.13       $.12
      June 30, 1994                    13.38     11.25        .12
      September 30, 1994               12.63     11.50        .12
      December 31, 1994                12.63     11.00        .14

      March 31, 1995                   12.13     10.75        .14
      June 30, 1995                    13.13     10.50        .14
      September 30, 1995               13.50     12.00        .14
      December 31, 1995                14.38     13.25        .15

                                Board of Directors

Robert H. Hilb (1) (4)
  Chairman and Chief Executive Officer
     Hilb, Rogal and Hamilton Company
     Glen Allen, Virginia

Andrew L. Rogal (1)
  President and Chief Operating Officer
    Hilb, Rogal and Hamilton Company
    Glen Allen, Virginia

Theodore L. Chandler, Jr. (1) (2) (3)
  Attorney
    Williams, Mullen, Christian & Dobbins
    Richmond, Virginia

J.S.M. French (2) (3) (4)
  President
    Dunn Investment Company
    Birmingham, Alabama

Thomas H. O'Brien (2) (3) (4)
  Chairman and Chief Executive Officer
    PNC Bank Corp.
    Pittsburgh, Pennsylvania

Robert S. Ukrop (1) (4)
  President and Chief Operating Officer
    Ukrop's Super Markets, Inc.
    Richmond, Virginia

Philip J. Faccenda (2)
  Vice President and General Counsel, Emeritus
    University of Notre Dame
    Notre Dame, Indiana

Norwood H. Davis, Jr. (3)
  Chairman of the Board and
  Chief Executive Officer
    Trigon Blue Cross Blue Shield
    Richmond, Virginia

(1) Executive Committee Member
(2) Compensation Committee Member
(3) Audit Committee Member
(4) Nominating Committee Member

                                     Officers

Robert H. Hilb
  Chairman and
  Chief Executive Officer

Andrew L. Rogal
  President and
  Chief Operating Officer

Timothy J. Korman
  Executive Vice President, Chief
  Financial Officer and Treasurer

John C. Adams, Jr.
  Executive Vice President

Dianne F. Fox
  Senior Vice President -
  Administration and Secretary

Ronald J. Schexnaydre
  Senior Vice President

Carolyn Jones
  Vice President and Controller

Walter L. Smith
  Vice President, General
  Counsel and Assistant Secretary

Vincent P. Howley
  Vice President - Audit

Ann B. Davis
  Vice President - Human
  Resources

Janice G. Pouzar
  Assistant Vice President -
  Retirement Plans

Robert W. Blanton, Jr.
  Assistant Vice President

Valerie C. Elwood
  Assistant Vice President

                           Agency Locations

UNITED STATES
-----------------------------------------------------------------------------
Alabama
-------
Birmingham
Mobile

Arizona
-------
Flagstaff
Mesa
Phoenix
Tucson

California
----------
Bakersfield
Dinuba
Fresno
Orange County
Palm Desert
Sacramento
San Rafael
Santa Rosa
Truckee
Vallejo

Colorado
--------
Denver

Connecticut
-----------
New Haven

Florida
-------
Daytona Beach
Fort Lauderdale
Fort Myers
Gainesville
Orlando
Tampa

Georgia
-------
Atlanta
Gainesville
St. Simons Island
Savannah

Louisiana
---------
New Orleans

Maryland
--------
Baltimore
Rockville

Michigan
--------
Grand Rapids
Port Huron

New Jersey
----------
Voorhees

Nevada
------
Incline Village

Oklahoma
--------
Oklahoma City

Pennsylvania
------------
Pittsburgh

Texas
-----
Abilene
Amarillo
Corpus Christi
Dallas (2 locations)
Houston
McAllen
Victoria (2 locations)

Virginia
--------
Charlottesville
Fredericksburg
Richmond
Virginia Beach

Canada
-----------------------------------------------------------------------------
Alberta
-------
Calgary
Edmonton

British Columbia
----------------
Vancouver

Manitoba
--------
Winnipeg

Quebec
------
Montreal

Ontario
-------
Toronto

      10-K Available
           Shareholders are entitled to receive, without charge and upon written request, a copy of the Company's Form 10-K Annual Report for the year ended December 31, 1995, which has been filed with the Securities and Exchange Commission.
           Address requests to Dianne F. Fox, Senior Vice President and Secretary, Corporate Headquarters.

      Annual Meeting
           The Company's Annual Meeting of Shareholders will be held on May 7, 1996 at 10 A.M. at Crestar Bank, 919 East Main Street, Richmond, Virginia.

      Transfer Agent and Registrar
      Chemical Mellon Shareholder Services, L.L.C.
      Overpeck Centre
      85 Challenger Road
      Ridgefield Park, New Jersey  07660


      Corporate Headquarters
      4235 Innslake Drive
      P.O. Box 1220
      Glen Allen, Virginia 23060-1220
      Tel: (804) 747-6500
      Fax: (804) 747-6046