Form 10-K, Exhibit 13
period 1996-12-31
HILB ROGAL & HAMILTON CO /VA/
filed 1997-03-26
CIK 814898

(front cover)
HILB, ROGAL AND HAMILTON COMPANY

(Photograph of magnifying glass with the caption: "A New Focus")

1996
Annual Report

          Contents
     1    Financial Highlights
     2    Letter to Shareholders
     5    A New Focus
     13   Financial Section
     27   Directors and Officers
     28   Agency Locations
     29   General Information

          (Map of the United States and Canada showing HRH agency and branch locations)

Financial Highlights
HILB, ROGAL AND HAMILTON COMPANY & SUBSIDIARIES

(in millions of dollars, except per share amounts)

(Bar graphs reflecting the following financial information below)

                         1996      1995     1994     1993     1992

Total Revenues          $ 158     $ 148    $ 141    $ 142    $ 140

Net Income               11.4      11.8     11.4      8.3      8.6

Net Income Per
  Common Share            .85       .82      .77      .57      .65

Dividends Per
  Common Share           .605       .57      .50      .45      .41



Our Business
Hilb, Rogal and Hamilton Company serves as an intermediary between our clients-who are traditionally the mid-size, Main Street businesses of the nation-and insurance companies that underwrite clients' risks. With
69 agencies located in 16 states and five Canadian provinces, Hilb, Rogal and Hamilton Company is able to assist clients in transferring their risks in areas such as property and casualty, employee benefits and other areas of specialized risk exposure. Revenues are derived primarily from commissions received from insurance companies with whom client risk is placed. Support services related to risk transfer transactions are an additional revenue source. As an industry leader, the Company expands its business by developing new clients, providing additional services to current clients and maintaining a focused merger and acquisition strategy.

(This section includes a photograph of Robert H. Hilb, Chairman and Chief Executive Officer)

To Our Shareholders
A year ago, I had the pleasure of reporting to you that our Company experienced improved performance, even in the midst of very difficult market conditions. At that time, I also told you that the Company was positioned for steady growth and was an excellent choice for long-term investment.
     Some things never change.
     Though 1996 brought little relief from the soft market conditions that have dominated our industry for more than a decade, Hilb, Rogal and Hamilton Company achieved satisfactory financial performance again in 1996. Revenues were $158.2 million-a solid 6.8% increase over 1995.
Although our earnings decreased 3.6% to $11.4 million, the Company's earnings per share increased from $.82 per share in 1995 to $.85 in 1996. We believe these results are a testament to the continued success of our Company's well-established financial and operational strategies.
     Yet even while many things remained constant for our Company in 1996, others began changing in significant ways.
As part of our ongoing commitment to enhance shareholder value, we began leveraging the Company more aggressively last year. Partly due to this strategy, we were able to continue the execution of our stock buyback program, with total purchases in excess of 800,000 shares. We reduced our number of shares outstanding from 13.7 million at December
31, 1995 to 13.3 million in 1996. This is quite an accomplishment. During the fourth quarter of 1996, our annual dividend rate was increased from $.60 per share to $.62. Our Company continues to provide the highest return in the industry. And as long as we believe our stock is undervalued, we will continue this aggressive reinvestment policy.
     Several acquisitions were made during 1996. A total of 15 agencies were purchased during the year, with significant acquisitions made in the United States (Moline, New Haven,
Birmingham and Ontario) and in Canada (Manitoba). These acquisitions will fit well within our Company's new regional infrastructure, which is now beginning to improve the way we deliver services and products to our base of current and prospective clients. A divestiture was made in 1996 as well, when we completed the sale of our New Jersey office. This action is consistent with our strong desire to constantly review our operations in order to maximize our return on assets and our value to shareholders. I invite you to read more about the progress of our Company's new operational focus in the following pages of this report.
     1996 also brought one major management change to our Company. In late November, I announced my plans for retirement. Though I will continue as Chairman of the Board, Andy Rogal, our current President and Chief Operating
Officer, will assume the position of Chief Executive Officer at our annual directors' meeting in May of this year. Andy clearly has the ability, enthusiasm and experience needed to take the Company into the future. I have every confidence that this orderly transition of leadership will ensure Hilb, Rogal and Hamilton Company's continued success.
     Since the Company's inception in 1982, we have accomplished many great things. What started as a $15 million revenue system has grown to more than ten times that size. In just fifteen years, we have acquired or merged with over 160 agencies, making us the 9th largest agency network in the United States and the 16th largest in our business worldwide.
Taking the Company public in 1987 was a major step towards financial success and our move to the New York Stock Exchange in 1992 signaled that we had finally become one of the nation's top insurance brokerages. Since that time, we have repaid the original loan required to launch our business, have taken the Company outside of the United States into the provinces of Canada and have created an operating structure that will provide greater value for our shareholders and our clients.
     Of course, we could have never achieved these things without the support of our Company's talented management and employees. The people of Hilb, Rogal and Hamilton Company have made our business what it is today. Their winning attitudes and commitment to excellence have enabled us to build a viable organization that is capable of creating value on all levels. That is something of which everyone in our Company can be proud.
     Change is good-for our industry, for our business and for our people. We have built a strong business based on sound, conservative principles. Now it is time to take the Company to the next level.
     By providing better service, diversifying our products and acquiring only agencies that fit within our Company's financial and operational strategies, we will be able to enhance the level of value for our shareholders, our clients and our employees. And with the continued support of investors like you, Hilb, Rogal and Hamilton Company will meet the challenges of the future with the same level of success with which we've met the challenges of the past.

               Sincerely,

               Robert H. Hilb
               Chairman and Chief Executive Officer

(This section includes a photograph of Andrew L. Rogal, President and Chief Operating Officer.)

This is an exciting time for Hilb, Rogal and Hamilton
Company. In an industry besieged by adverse market conditions and fierce competitive pressures, we have experienced remarkable success. Thanks to the exemplary leadership of Bob Hilb, we have become one of the largest insurance intermediaries in the nation. His vision and dedication have been the driving forces behind our growth and financial success. Under Bob's guidance, the transition to new management has taken an orderly course.
     In the latter part of 1995, we began consolidating the majority of our offices into larger, regional business units to position the Company to compete successfully in our industry environment. We have completed the first stage of our operational plan and have a strong platform on which to build greater value for our shareholders, our clients and our employees. It is now time to move to the next level of our plan by integrating and rationalizing these larger operating units. The re-creation of our operating structure has generated much momentum and excitement within our Company-creating an incredible opportunity for HRH.
     1997 will bring an intensified focus on our Company's operations. Our decision making will be value-driven and more strategically focused within this new operating structure. We will be guided by a real commitment to excellence and to the development of professional, highly-trained employees who can contribute to our growth and to our ability to reduce redundancies and increase efficiencies throughout the organization. By providing better and more valuable services to our clients, we will generate higher revenues and profits for all of our HRH constituencies.
     Our goal is to become the premier mid-market insurance and risk management intermediary in North America. I believe this is well within our reach. There is a new spirit of enthusiasm within our Company. We look forward to focusing this energy in new and profitable ways.

               Sincerely,

               Andrew L. Rogal
               President and Chief Operating Officer

(Photogragh of a magnifying glass with the following enclosed caption:
Expanded Service Capabilities, Regionalization, Commitment to Sales, Consolidating Efficiencies, Mergers & Acquisitions, Shared Resources.)

(Photogragh of Bradley P. Druehl, Regional Coordinator, California Region and following captions.)

California Region
Offices:  11
Employees: 223
1996 Revenue Generated:  $23.2 Million

"Regionalization was completely new for this   Company, but
it made excellent business   sense. We're now able to build
a regional   structure that can better respond to the
diverse needs of our clients."

     -    Bradley P. Druehl
          Regional Coordinator
          California Region

In the past, Hilb, Rogal and Hamilton Company acted as a true agency system comprised of dozens of independent agencies. Though they functioned under the Company's name, these agencies operated in a decentralized and relatively isolated manner, which curtailed the sharing of resources needed to provide the increasingly sophisticated services and products required by the Company's base of upper mid-market clients and prospective clients.
     Because these individual operating units also lacked the resources and revenue base required to be institutionally meaningful to insurance companies and other trading partners, they had no advantage over competing businesses. Essentially, these small agency operations-as high quality as they were-were subject to the same relentless pressures on business and bottom line that have caused the continuing tide of consolidation in our industry.
     Therefore, in late 1995, HRH made a decision to consolidate the majority of these agencies into five well-defined U. S. regions: the Mid-Atlantic (which stretches from Pennsylvania to Virginia), Alabama/ Georgia, Florida,
Texas and California. Each of these regions was assigned a coordinator who has been empowered to develop individual strategies that meet the regions' unique needs.
     The creation of this regional system marked a significant departure from HRH's previous operating structure. Soon after, each region began developing its own strategic plan, suited to the local environment and marketplace, and designed to coordinate and focus all sales and service activities. Because of the high level of flexibility afforded to the regions, they may almost be viewed as five smaller "companies" working within HRH's national structure.
     By developing these regional operating units, HRH has created more effective profit centers that can respond better to the needs of clients and deal better with trading partners than the individual agencies could. "For the first time, we're able to distribute special programs and develop new niche markets on a regional basis," said Brad Druehl, regional coordinator for California. "Finally, businesses and insurance carriers are seeing us for the large, national company that we've always been."

(Photograph of Richard E. Simmons, III, Regional Coordinator,
Alabama/Georgia Region, and following captions.)

Alabama/Georgia
Offices:  7
Employees:  256
1996 Revenue Generated:  $21.7 Million

"In the regional structure, we have been able
to leverage our relationships with our insur-
ance carriers. By giving a smaller number of   companies a
greater portion of our business,   we receive significantly
enhanced contracts."

     -    Richard E. Simmons, III
          Regional Coordinator
          Alabama/Georgia Region

After just a short period of operation, our regions are now beginning to reap the benefits of acting as cohesive, coordinated operating units. Perhaps the most significant advantage created by the regionalization of our offices is the increasing number of strategic relationships made possible by the consolidation of revenue.
     In the past, individual agencies did not have the buying power to attract enhanced contracts with insurance carriers. Yet when negotiated on a regional basis, insurance carriers are more likely to provide our Company superior contracts that often include override commissions. In this way, our Company's regions are leveraging their relationships with their insurance carriers.
     The Alabama/Georgia region is just one of many that is experiencing the success of regionalization on contract negotiations. "Insurance companies are looking for growth," said regional coordinator Richard Simmons. "They want brokers who can deliver larger volumes. Our region has nearly $200 million of consolidated premiums and that gets people's attention. We have found that when we approach the insurance carriers collectively, we have much more clout than we did when we were operating as individual agencies."
Indeed, all of HRH's regions have begun to consolidate contracts with carriers and most have experienced a high degree of success.
     Yet consolidating efficiencies go much further than just contract negotiations with insurance carriers. By consolidating other services on a regional basis, many regions are making significant reductions in expenses. Some regions have gone so far as to contract with one vendor to provide office supplies and other regions are consolidating trade association memberships.
     "We've also reduced the level of redundancy in our region by sharing expertise and services throughout the area," said Simmons. "For instance, instead of having three offices develop their own directors and officers liability expertise, we are able to export one specialist throughout the region. That helps us to increase revenue with very minimal expense. It also saves a lot of time and energy for our producers-time they can spend servicing our clients with new products."

(Photogragh of Jay C. Adams, Jr., Regional Coordinator, Florida
Region and the following captions.)

Florida Region
Offices:  6
Employees:  176
1996 Revenue Generated:  $16.6 Million

"What we've done is to concentrate on
providing more services such as loss control   and
workers' compensation claims manage-
ment. Our clients have been very receptive   to these
value-added services."

     -    Jay C. Adams, Jr.
          Regional Coordinator
          Florida Region

It's no secret that the "good old days"-when insurance deals were made over dinner or during a round of golf-are over. Today's mid-market, Main Street businesses require much more than simple policies and an occasional outing with the insurance agent. These clients need professional risk management and other important loss control services.
     Throughout each of HRH's regions, an effort is being made to increase the number of services available to clients. Though our Company has traditionally been a provider of property and casualty insurance, the number of expanded services offered through our agency offices has grown rapidly. Claims management, loss control, employee benefits and other fee-for-service product lines have been developed for use in HRH's many offices.
     The regionalization of HRH's agency system has made it much easier for our producers to provide these value-added services. For the first time, the Company is able to deploy across a large regional revenue stream coordinated services and an expanded product mix that small, independent agencies cannot offer. Exporting talents and specialty programs throughout regions enables our producers to bring in ready-made services that they may not have been able to provide by themselves. Through regional meetings, internal communications and the distribution of resource lists, producers are given the opportunity to share ideas and concepts that will help them serve our clients better.
     Many regions have even hired specialists who can provide much needed support to local producers.
"We added a regional claims administrator to our staff," said Jay Adams, who coordinates the Florida region. "This person has become an important advocate for our clients by helping them to better manage their workers' compensation claims costs. He is also able to review older claims for clients and prospects in order to reduce their outstanding reserves and bring these claims to closure."
     By deploying these additional services in the context of the regional infrastructure, HRH is able to offer its clients all the benefits of a large, national broker, while maintaining the level of personal service traditionally provided by the smaller, independent firms. "We've really just gotten started," said Adams. "We plan to provide more and better services in the near future."

(Photograph of Jack P. McGrath, Regional Coordinator, Mid-Atlantic Region and following captions.)

Mid-Atlantic Region
Offices:  8
Employees:  335
1996 Revenue Generated:  $33.9 Million


"Through regional sales meetings, pooled   resources and a
greater focus on sales training   and education, we've given
our producers many   more tools for success. Now they have
better   capabilities to increase revenue."

     -    Jack P. McGrath
          Regional Coordinator
          Mid-Atlantic Region

Along with our Company's dedication to a regional operating system comes a renewed commitment to creating a stronger, more profitable sales organization. Since market conditions have shown no signs of improvement over the last decade, HRH is beginning to focus on selling more products and services to a wide range of clients.
     This commitment to sales is manifesting itself in a variety of ways. Many regions have contracted with outside consultants to provide sales education and training to all producers within the region. Most of these seminars have been focused on transforming producers from commodity sellers to consultative salespeople. Through a consultative sales approach, producers can offer much more than low price commodities. Thanks to the variety of services that are now available through the regional organization, producers can more easily position themselves as full-service consultants to mid-market businesses.
     Because the majority of mid-market businesses do not employ full-time risk managers or insurance buyers, they can greatly benefit from a professional who is able to advise them on a wide variety of matters-from property and casualty insurance to loss control and employee benefits. "In the past, stand-alone profit centers had individual salespeople who had no other services available to them outside of their own expertise," said Mid-Atlantic regional coordinator Jack McGrath. "Now we've raised their sights, because we've given them many more services to sell."
     While sales training and education are helping producers throughout the nation to be much more successful, account retention programs are helping them maintain the business once it is obtained. "We want to ensure that once we win a client, we will be able to provide their business with all the services they need," said McGrath. "Retaining their business is our number one priority."
     Incentive programs on all levels of the regional structure are also helping the Company to encourage increased sales productivity. And as the level of regional cooperation continues to increase, the Company expects to see continued increases in sales to current and prospective clients.
to current and prospective clients.

(Photograph of S. Loyd Neal, Jr., Regional Coordinator, Texas
Region and the following captions.)

Texas Region
Offices:  10
Employees: 269
1996 Revenue Generated:  $23.4 Million


"In Texas, we continue to need a well-defined merger and acquisition strategy in order to be a better player in the state. But it's important that we only acquire businesses that fit within our strategy."

     -    S. Loyd Neal, Jr.
          Regional Coordinator
          Texas Region

Hilb, Rogal and Hamilton Company was built through an aggressive merger and acquisition strategy. Since 1982, more than 160 independent agencies have been acquired.
In the past, these transactions
were an excellent way for the Company to build its revenue base in anticipation of a change in the insurance pricing cycle. Unfortunately, that change has yet to occur, and many believe that any future change will not be as significant as in the past.
     As part of our new focus on creating shareholder value through operations, HRH will pursue a less aggressive merger and acquisition strategy in the future. Though acquisitions will clearly continue, they will be less frequent and more selective than in the past. This redefinition of strategy will enable the Company to focus more completely on building a stronger, more operationally sound organization.
     When acquisitions do occur, they will do so in the context of the Company's regional strategies. The regions themselves will be given more control over merger and acquisition activity. If they feel that an acquisition is necessary to fulfill needs within the region, the Company will take action to secure the agency in question. Likewise, if an agency being considered for acquisition does not fit the operating strategies for the region, no transaction will occur.
     "In order to reach our goals for profitability and value-added enhancement in our region, we will need to bring certain new locations into the HRH family," said Loyd Neal, regional coordinator for Texas. "But there are other regions in the Company that really don't need acquisitions. So this strategy seems very appropriate for the Texas region."
     Divestiture of non-performing assets is another important component of the Company's operational plans for the future. If an agency is not profitable, or is not contributing sufficiently to enhance shareholder value, the Company will consider divesting the agency in order to invest that capital back into its operations. Through a commitment to carefully controlled acquisitions and ongoing divestiture, Hilb, Rogal and Hamilton Company will ensure improved operational value and profitability.

(Photograph of Robert J. Hilb, President, Resource Group with the following captions.)

Resource Group
Location:  Glen Allen, VA
Employees:  12

"As we continue to export specialist knowl-edge, we'll see additional growth. Mutual cooperation on all levels will clearly help us achieve our operational goals."

     -    Robert J. Hilb
          President
          Resource Group


Much of the success of Hilb, Rogal and Hamilton Company's new focus on operations will be dependent upon the continued sharing of ideas and resources throughout the entire organization. One way to provide all HRH offices with the tools they need to create better value is to offer a centralized support team.
     To that end, HRH's Resource Group is dedicated to developing vital products and support services for use throughout the regions and in all offices. In 1996, the Resource Group's commitment to providing value resulted in a new focus on the creation of insurance products for associations, affinity groups and homogenous industries. In many ways, the development of such products is a reactive process-driven by requests from the field. "We consider our offices to be our initial clients," said Robert J. Hilb, President of the Resource Group. "Since we do not operate as a profit center, we've removed one of the barriers to success. We're here to listen to what's needed and then to provide the products necessary to gain the client's commitment."
     The Resource Group has developed a wide variety of products and services for HRH. Among them are a national flood program, a product for installers of security systems and an executive liability facility. "With the addition of Lars Lindeqvist, our program director, we are better equipped to help identify products within the system that might be exportable and may eventually assist other HRH offices," said Hilb. "The scope of our involvement ranges from assisting in putting the product together and then getting out of the way, to actually performing the underwriting function at the Resource Group."
     Important market information is also gathered by the Resource Group and distributed to everyone within the Company. In this way, the Resource Group is able to ensure that any potentially useful information makes its way into the hands of the Company's sales force. "We're building a firm that's comprised of people who share the desire to grow-and we're acting cohesively to create opportunities for our Company," said
Hilb. "The potential is tremendous."

"Within the Company, there is an enormous amount of enthusiasm about our new focus on operations.
 Our people are anxious to begin providing better value through the operating system we have created."

          -    Andrew L. Rogal
               President and Chief Operating Officer

Hilb, Rogal and Hamilton Company is functioning in a very difficult operating environment. All commission-based intermediaries struggle with the tremendous pressures that have been created by a highly competitive pricing environment and the vast capacity in the insurance company marketplace. The challenge, then, is for our Company to find new ways to expand our profit margins by developing an organization that can identify and capitalize on new opportunities in an ever changing industry.
     We believe that our Company's new focus on operations will give us this capability. Our new focus is designed to accomplish HRH's central goal of creating better value for shareholders, clients and employees, while also strengthening our position in the marketplace.
     Clearly, our regionalization strategy is the best way to develop the thriving entrepreneurial spirit needed to create this higher level of success throughout the Company.
By acting together in well-coordinated operating units, our regions will be able to function more effectively and more efficiently. Through consolidating efficiencies, value-added services and a renewed commitment to creating a stronger sales organization, HRH will begin to realize increased revenues and greater bottom line profits-which are good for our Company, and therefore, good for our shareholders.
     It is important to note that this new focus does not mean that HRH will abandon the conservative strategies that made the Company such a stable financial investment.
Instead, these strategies will simply be modified to fit the Company's operational focus. Mergers and acquisitions will continue, but will now be shaped and directed by the regionalization strategies. Divestitures will be pursued if they can enhance the margins and operating efficiency of our franchise. Our Company will also continue to repurchase its stock in order to generate returns that enhance shareholder value.
     The resources at our disposal are impressive.
By tapping into the immense field of talent that exists within our Company, we will make Hilb, Rogal and Hamilton's name synonymous with value. We know that the people within our organization have the | abilities needed to create an even greater level of success for HRH. Empowered by our operational strategy, they-and your Company-will continue to perform.

Selected Financial Data

Year Ended December 31                              1996           1995           1994           1993           1992
(in thousands, except per share amounts)

Statement of Consolidated Income Data: 1
Commissions and fees                          $    153,968   $    141,555   $    132,914   $    137,662   $    137,296
Investment and other income2                         4,275          6,592          7,895          3,994          3,165
                                               -----------------------------------------------------------------------
Total revenues                                     158,243        148,147        140,809        141,656        140,461

Compensation and employee benefits                  88,406         82,761         78,311         82,470         81,940
Other operating expenses                            41,951         38,264         35,976         37,774         36,209
Amortization of intangibles                          7,596          6,966          6,436          6,581          6,558
Interest expense                                     1,245            559            812          1,270          1,821
Pooling-of-interests expense                                                         488            503            533
                                               -----------------------------------------------------------------------
Total expenses                                     139,198        128,550        122,023        128,598        127,061
                                               -----------------------------------------------------------------------
Income before income taxes                          19,045         19,597         18,786         13,058         13,400
Income taxes                                         7,639          7,768          7,394          4,765          4,809
                                               -----------------------------------------------------------------------
Net income                                    $     11,406   $     11,829   $     11,392   $      8,293   $      8,591
                                               =======================================================================
Net income per Common Share                   $       0.85   $       0.82   $       0.77   $       0.57   $       0.65
                                               =======================================================================
Weighted average number of shares outstanding       13,493         14,470         14,778         14,456         13,241
Dividends paid per Common Share               $      0.605   $       0.57   $       0.50   $       0.45   $       0.41

Consolidated Balance Sheet Data:
Intangible assets, net                        $     80,006   $     60,854   $     48,729   $     49,454   $     47,682
Total assets                                       181,475        163,249        158,895        160,922        151,992
Long-term debt, less current portion                27,196         11,750          3,173          7,249         15,110
Other long-term liabilities                          9,870          7,514          2,144          2,889          3,120
Total shareholders' equity                          55,298         56,646         66,430         64,157         38,152


1.   See Note J of Notes to Consolidated Financial
Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during the years ended December
31, 1993 and 1992, the Company consummated 6 and 9 purchase acquisitions, respectively.

2.   During 1996, 1995, 1994, 1993 and 1992, the Company
sold certain insurance accounts and other assets resulting in gains of approximately $1,856,000, $3,337,000, $5,044,000, $1,735,000 and $1,138,000, respectively.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

     The income of an insurance agency business such as the Company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Decreases in premium rates result directly in revenue decreases to the Company. Since 1987, the property and casualty insurance industry has been in a "soft market," during which the underwriting capacity of insurance companies expanded, stimulating an increase in competition and a decrease in premium rates and related commissions and fees. The effect of the softness in rates on the Company's revenues has been somewhat offset by the Company's acquisitions and new business programs. Management cannot predict the timing or extent of premium pricing changes due to market conditions or their effects on the Company's operations in the future, but believes that the "soft market" conditions will continue into 1997.

Results of Operations
     Total revenues for 1996 were $158.2 million, an increase of $10.1 million or 6.8% over 1995. For 1995, total revenues were $148.1 million, an increase of $7.3 million or 5.2% from 1994.
     Commissions and fees for 1996 were $154.0 million, or 8.8% higher than 1995. Approximately $14.7 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $2.2 million from the sale of certain offices and accounts in 1996 and 1995.
     Commissions and fees for 1995 were $141.6 million, or 6.5% higher than 1994. Approximately $14.9 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $6.4 million from the sale of certain offices and accounts in 1995 and 1994 and reductions in override commissions of $1.2 million.
     Investment and other income decreased by $2.3 million in 1996 and $1.3 million in 1995. These amounts include gains of $1.9 million, $3.3 million and $5.0 million in 1996, 1995 and 1994, respectively, from the sale of certain offices, insurance accounts and other assets.
     Total operating expenses for 1996 were $139.2 million, an increase of $10.6 million or 8.3% from 1995. For 1995, total operating expenses were $128.6 million, an increase of $6.5 million or 5.3% from 1994.
     Compensation and employee benefits costs for 1996 were $88.4 million, an increase of $5.6 million or 6.8% from 1995. Increases included approximately $7.1 million related to purchase acquisitions offset by decreases of $1.1 million related to offices sold in 1996 and 1995. Compensation and employee benefit costs for 1995 were $82.8 million, an increase of $4.4 million or 5.7% from 1994. Increases include approximately $8.4 million related to purchase acquisitions offset by decreases of $3.9 million related to offices sold in 1995 and 1994.
     Other operating expenses for 1996 were $42.0 million, or 9.6% higher than 1995. Increases relate primarily to purchase acquisitions. Other operating expenses for 1995 were $38.3 million, or 6.4% more than 1994. Increases relate primarily to purchase acquisitions offset in part by the sales of certain offices in 1995 and 1994.
     Amortization expense primarily reflects the amortization of expiration rights, an intangible asset acquired in the purchase of insurance agencies. Amortization expense increased by $630,000 or by 9.0% in 1996 and by $530,000 or 8.2% in 1995 which is attributable to purchase acquisitions consummated during 1996, 1995 and 1994 offset by decreases from amounts which became fully amortized or were sold in those years.
     The effective tax rates for the Company were 40.1% in 1996, 39.6% in 1995 and 39.4% in 1994. An analysis of the effective income tax rates is presented in "Note G-Income
Taxes" of Notes to Consolidated Financial Statements.
     Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the Company's operations.

Liquidity and Capital Resources
     Net cash provided by operations totaled $16.6 million, $16.2 million and $19.7 million for the years ended December 31, 1996, 1995 and 1994, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.
     The Company has historically generated sufficient funds internally to finance capital expenditures for personal property and equipment. Cash expenditures for the acquisition of property and equipment were $5.1 million, $4.0 million and $2.2 million in the years ended December 31, 1996, 1995 and 1994, respectively. The timing and extent of the purchase of investments is dependent upon cash needs and yields on alternate investments and cash equivalents.
In addition, during 1996 and 1995,
total investments decreased by $4.2 million and $17.1 million, respectively, as the Company utilized these funds for the repurchase of Common Stock of the Company.
Cash expenditures for the purchase of insurance agencies accounted for under the purchase method of accounting amounted to $9.7 million, $6.5 million and $9.7 million in the years ended December 31, 1996, 1995 and 1994, respectively. Cash expenditures for such insurance agency acquisitions have been funded primarily through operations, from the proceeds of the sale of Common Stock in 1993 and from long-term borrowings. In addition, a portion of the purchase price in such acquisitions may be paid through Common Stock and deferred cash payments. Cash proceeds from the sale of certain offices, insurance accounts and other assets totaled $2.5 million, $3.5 million and $7.9 million in the years ended December 31, 1996, 1995 and 1994, respectively. The Company did not have any material capital expenditure commitments as of December
31, 1996.
     Financing activities utilized cash of $6.0 million, $22.1 million and $13.3 million for the years ended December
31, 1996, 1995 and 1994, respectively, as the Company made scheduled debt payments and annually increased its dividend rate. In addition, during 1996, 1995 and 1994, the Company repurchased 801,700, 1,336,820 and 172,360, respectively, shares of its Common Stock under a stock repurchase program.
The Company is currently authorized to purchase an additional 423,000 shares and anticipates that it will continue to repurchase shares in 1997. The Company anticipates the continuance of its dividend policy. The Company has a bank credit agreement for borrowings of up to $30.0 million under loans due in 2002.
At December 31, 1996, there were loans of $23.0 million outstanding under the agreement.
     The Company had a current ratio (current assets to current liabilities) of 0.86 to 1.00 as of December 31, 1996. Shareholders' equity of $55.3 million at December 31,
1996 is decreased from $56.6 million at December 31, 1995 and the debt to equity ratio of 0.49 to 1.00 at December 31, 1996, is increased from the last year-end ratio of 0.21 to
1.00 due to the aforementioned purchase of Common Stock of the Company and an increase in borrowings to $23 million under the bank agreement used for insurance agency acquisitions and the repurchase of Common Stock.
     The Company believes that cash generated from operations, together with the proceeds from borrowings, will provide sufficient funds to meet the Company's short and long-term funding needs.

Consolidated Balance Sheet


December 31                                                        1996               1995
ASSETS
CURRENT ASSETS
     Cash and cash equivalents, including $11,260,000 and
          $10,104,000, respectively,of restricted funds      $    19,774,374 $   17,020,706
     Investments                                                   5,088,020     11,154,673
     Receivables:
          Premiums, less allowance for doubtful accounts of
          $2,445,000 and $1,772,000,respectively                  41,453,677     41,707,706
          Other                                                    6,122,612      4,794,396
                                                             ------------------------------
                                                                  47,576,289     46,502,102
     Prepaid expenses and other current assets                     3,816,819      3,937,964
                                                             ------------------------------
          TOTAL CURRENT ASSETS                                    76,255,502     78,615,445

INVESTMENTS                                                        6,185,686      4,300,000

PROPERTY AND EQUIPMENT, NET                                       16,092,075     13,700,260

INTANGIBLE ASSETS
     Expiration rights                                            76,402,292     68,345,441
     Goodwill                                                     32,718,982     24,432,875
     Noncompetition agreements                                    11,421,278      9,888,798
                                                             ------------------------------
                                                                 120,542,552    102,667,114
     Less accumulated amortization                                40,536,482     41,812,787
                                                             ------------------------------
                                                                  80,006,070     60,854,327
OTHER ASSETS                                                       2,936,014      5,778,932
                                                             ------------------------------
                                                             $   181,475,347 $  163,248,964
                                                             ==============================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Premiums payable to insurance companies                 $    66,527,381 $   69,481,803
     Accounts payable and accrued expenses                        11,401,805      8,040,022
     Premium deposits and credits due customers                    8,837,483      8,062,626
     Current portion of long-term debt                             2,345,059      1,755,238
                                                             ------------------------------
          TOTAL CURRENT LIABILITIES                               89,111,728     87,339,689

LONG-TERM DEBT                                                    27,195,571     11,749,848

OTHER LONG-TERM LIABILITIES                                        9,869,777      7,513,537

SHAREHOLDERS' EQUITY
     Common Stock, no par value; authorized 50,000,000 shares;
       outstanding 13,320,577 and 13,706,764
       shares,respectively                                        25,266,279     29,903,900
     Retained earnings                                            30,031,992     26,741,990
                                                             ------------------------------
                                                                  55,298,271     56,645,890
                                                             ------------------------------
                                                             $   181,475,347 $  163,248,964
                                                             ==============================


See notes to consolidated financial statements.

Statement of Consolidated Income


Year Ended December 31                                             1996               1995                1994
Revenues
     Commissions and fees                                $    153,967,914    $   141,555,188    $    132,914,113
     Investment and other income                                4,275,186          6,591,850           7,895,501
                                                         -------------------------------------------------------
                                                              158,243,100        148,147,038         140,809,614

Operating expenses
     Compensation and employee benefits                        88,406,342         82,760,664          78,310,999
     Other operating expenses                                  41,950,933         38,264,085          35,975,715
     Amortization of intangibles                                7,596,274          6,965,947           6,436,119
     Interest expense                                           1,244,729            559,654             812,216
     Pooling-of-interests expense                                       -                  -             487,986
                                                         -------------------------------------------------------
                                                              139,198,278        128,550,350         122,023,035
                                                         -------------------------------------------------------
               INCOME BEFORE INCOME TAXES                      19,044,822         19,596,688          18,786,579

Income Taxes                                                    7,638,431          7,767,778           7,394,296
                                                         -------------------------------------------------------
               NET INCOME                                $     11,406,391    $    11,828,910    $     11,392,283
                                                         =======================================================
               NET INCOME PER COMMON SHARE               $           0.85    $          0.82    $           0.77
                                                         =======================================================
Weighted Average Number of Shares of Common Stock              13,493,255         14,470,407          14,778,304
Outstanding                                              =======================================================


See notes to consolidated financial statements.

Statement of Consolidated Shareholders' Equity

                                                             Common Stock         Retained Earnings
Balance at January 1, 1994                               $    45,376,820     $    18,780,173

     Issuance of 15,450 shares of Common Stock                   169,050
     Purchase of 172,360 shares of Common Stock               (2,076,406)
     Payment of dividends ($.50 per share)                                        (7,224,935)
     Transactions related to pooled companies                    (43,169)             56,340
     Net income                                                                   11,392,283
                                                         ------------------------------------
Balance at December 31, 1994                                  43,426,295          23,003,861

     Issuance of 318,326 shares of Common Stock                3,817,746
     Purchase of 1,336,820 shares of Common Stock            (17,389,044)
     Payment of dividends ($.57 per share)                                        (8,209,877)
     Other                                                        48,903             119,096
     Net income                                                                   11,828,910
                                                         ------------------------------------
Balance at December 31, 1995                                  29,903,900          26,741,990

     Issuance of 462,170 shares of Common Stock                6,251,661
     Purchase of 801,700 shares of Common Stock              (10,845,095)
     Payment of dividends ($.605 per share)                                       (8,116,389)
     Other                                                       (44,187)
     Net income                                                                   11,406,391
                                                         ------------------------------------
Balance at December 31, 1996                            $    25,266,279     $     30,031,992
                                                         ====================================

See notes to consolidated financial statements.

Statement of Consolidated Cash Flows


Year Ended December 31                                        1996                1995                1994
OPERATING ACTIVITIES                                   $    11,406,391     $    11,828,910     $    11,392,283
     Net income
     Adjustments to reconcile net income to net cash
      provided by operating activities:
          Amortization of intangible assets                  7,596,274           6,965,947           6,436,119
          Depreciation and amortization                      3,259,452           2,790,772           2,849,831
                                                       -------------------------------------------------------
          Net income plus amortization and depreciation     22,262,117          21,585,629          20,678,233

          Provision for losses on receivables                1,276,258           1,500,231           1,238,500
          Provision for deferred income taxes                 (816,246)             44,119            (148,756)
          Gain on sale of assets                            (1,856,443)        ( 3,337,219)         (5,047,488)
          Changes in operating assets and liabilities net of
            effects from insurance agency acquisitions
            and dispositions:
              (Increase) decrease in accounts receivable    (1,405,660)            513,907             976,828
              (Increase) decrease in prepaid expenses       (1,649,239)           (768,431)            546,613
               Decrease in premiums payable to
                insurance companies                         (4,241,464)         (1,156,960)           (506,723)
              Increase (decrease) in premium deposits
                and credits due customers                      774,857            (784,471)            743,579
              Increase (decrease) in accounts payable
                and accrued expenses                           224,046          (1,639,586)            551,458
                    Other operating activities               2,077,498             230,569             624,242
NET CASH PROVIDED BY OPERATING ACTIVITIES                   16,645,724          16,187,788          19,656,486

     INVESTING ACTIVITIES
     Purchase of held-to-maturity investments               (7,339,705)         (7,399,402)        (25,488,282)
     Purchase of available-for-sale investments               (260,000)                  -                   -
     Proceeds from maturities of held-to-maturity            7,866,672          24,546,279          21,238,187
      investments
     Proceeds from sale of available-for-sale investments    3,914,000                   -                   -
     Purchase of property and equipment                     (5,051,253)         (4,007,468)         (2,179,808)
     Purchase of insurance agencies, net of cash acquired   (9,722,979)         (6,540,948)         (9,740,808)
     Proceeds from sale of assets                            2,461,177           3,515,102           7,943,937
     Other investing activities                                222,231             216,173             114,153
                                                        -------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         (7,909,857)         10,329,736          (8,112,621)

     FINANCING ACTIVITIES
     Proceeds from long-term debt                           30,861,966          32,522,950          16,000,000
     Principal payments on long-term debt                  (18,024,341)        (29,194,326)        (20,205,709)
     Repurchase of Common Stock                            (10,845,095)        (17,389,044)         (1,950,661)
     Dividends                                              (8,116,389)         (8,209,877)         (7,224,935)
     Other financing activities                                141,660             158,347              32,221
                                                        -------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                       (5,982,199)        (22,111,950)        (13,349,084)
                                                        -------------------------------------------------------

     INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        2,753,668           4,405,574          (1,805,219)
          Cash and cash equivalents at beginning of year    17,020,706          12,615,132          14,420,351
                                                        -------------------------------------------------------
          CASH AND CASH EQUIVALENTS AT END OF YEAR     $    19,774,374     $    17,020,706     $    12,615,132
                                                        =======================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 1996

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

Note A-Significant Accounting Policies
     Principles of Consolidation: The accompanying financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.
     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Revenues: Commission income as well as the related premiums receivable from customers and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. Premium adjustments, including policy cancellations, are recorded as they occur. Contingent commissions and commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received. Fees for services rendered and override commissions are recorded as earned. These policies are in accordance with predominant industry practice.
     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.
     Investments: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation at each balance sheet date.
Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest and dividends are included in investment income. Realized gains and losses, and declines in value judged to be other than temporary are included in investment income.
     Marketable debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. Amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.
     Property and Equipment: Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over estimated useful lives (30 to 33 years for buildings, 3 to 7 years for equipment). Leasehold improvements are generally amortized using a straight-line method over the term of the related lease.
     Intangible Assets: Intangible assets arising from acquisitions accounted for as purchases principally represent expiration rights, the excess of costs over the fair value of net assets acquired and noncompetition agreements.
The cost of such assets is being amortized principally on a straight-line basis over periods ranging up to 15 years for expiration rights, 15 to 40 years for the excess of cost over the fair value of net assets acquired and three to 20 years for noncompetition agreements.
     Effective January 1, 1996, the Company adopted
Statement of Financial Accounting Standards No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Adoption of this statement did not have a material impact on the Company's financial position or results of operations.
     Accounting for Stock-Based Compensation:  In October
1995, the Financial Accounting Standards Board (the FASB) issued Statement No. 123, "Accounting for Stock-Based
Compensation" (Statement No. 123). The statement defines a fair value based method of accounting for employee stock options. Companies may, however, elect to adopt this new accounting rule through a pro forma disclosure option, while continuing to use the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" (APB No.
25).
     The Company has elected to continue to follow APB No.
25 and related interpretations in accounting for its employee stock options. In addition, the effect of applying
Statement No. 123's fair value method to the Company's employee stock options does not result in net income and earnings per share that are materially different from amounts reported. Accordingly, the pro forma disclosures required by Statement No. 123 have not been included in the footnotes to the financial statements.
     Fair Value of Financial Instruments: The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable and accrued expenses and long-term debt approximate those assets and liabilities' fair values. Fair values for investment securities are based on quoted market prices and are disclosed in Note B.
     Income Taxes: The Company (except for pooled entities prior to acquisition and its Canadian subsidiary) files a consolidated federal income tax return. Deferred taxes result from temporary differences between the reporting for income tax and financial statement purposes primarily related to bad debt expense, depreciation expense, basis differences in intangible assets, deferred compensation arrangements and the recognition of net operating loss carryforwards from pooled entities.
     Net Income Per Common Share:  Net income per Common
Share is based on the weighted average number of shares of Common Stock outstanding during each year.

Note B-Investments
     The following is a summary of held-to-maturity and available- for-sale investments included in current and long-term assets on the consolidated balance sheet:

                                                                     Held-to-Maturity Investments
                                                                     Gross             Gross
December 31, 1996                                      Cost     Unrealized Gains  Unrealized Losses   Fair Value
Obligations of U.S. government agencies           $  1,500,000                       $  3,000     $  1,497,000
Obligations of states and political subdivisions     7,795,000   $  75,000              1,000        7,869,000
Certificates of deposit and other                    1,719,000                                       1,719,000
                                                  ----------------------------------------------------------------
                                                  $ 11,014,000   $  75,000           $  4,000     $ 11,085,000
                                                  ================================================================
                                                                    Available-for-Sale Investments
                                                                     Gross             Gross
December 31, 1996                                      Cost      Unrealized Gains Unrealized Losses   Fair Value
Obligations of states and political subdivisions  $    260,000   $       -           $      -     $     260,000
                                                  ================================================================
                                                                      Held-to-Maturity Investments
                                                                      Gross             Gross
December 31, 1995                                      Cost      Unrealized Gains Unrealized Losses   Fair Value
Obligations of U.S. government agencies           $    107,000   $   1,000                        $     108,000
Obligations of states and political subdivisions    10,570,000      97,000           $  2,000        10,665,000
Certificates of deposit                                864,000                                          864,000
                                                   ---------------------------------------------------------------
                                                  $ 11,541,000  $   98,000           $  2,000     $  11,637,000
                                                   ===============================================================
                                                                     Available-for-Sale Investments
                                                                     Gross              Gross
December 31, 1995                                      Cost      Unrealized Gains Unrealized Losses   Fair Value
Obligations of states and political subdivisions  $  3,914,000  $       -            $      -     $   3,914,000
                                                   ===============================================================

     During December 1995, the Company reclassified certain investments aggregating $3,914,000 from held-to-maturity to available-for-sale, pursuant to the FASB's one time
"holiday" allowing such reclassification without calling into question the Company's intent to hold other debt securities to maturity in the future.
     The amortized cost and fair value of held-to-maturity and available-for-sale investments at December 31, 1996, by contractual maturity, are as follows. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                   Cost          Fair Value
Held-to-Maturity Investments
 Due in one year              $    4,828,000 $    4,845,000
 Due after one year through
     five years                    5,836,000      5,889,000
 Due after five years through
     ten years                       350,000        351,000
                               ----------------------------
                              $   11,014,000 $   11,085,000
                              =============================
Available-for-Sale Investments
 Due in one year              $      260,000 $      260,000
                              =============================


Note C-Property and Equipment

     Property and equipment consists of the following:
                                                1996                1995
                                        -----------------------------------
Furniture and equipment                 $    27,589,000     $    24,454,000
Buildings and land                            7,666,000           7,565,000
Leasehold improvements                        1,986,000           1,641,000
                                        -----------------------------------
                                             37,241,000          33,660,000
Less accumulated depreciation
     and amortization                        21,149,000          19,960,000
                                        -----------------------------------
                                        $    16,092,000     $    13,700,000
                                        ===================================

Note D-Long-term Debt and Override Commission Agreements
                                                1996                1995
                                        -----------------------------------
Notes payable to banks, interest
     currently at 6.11%                 $    23,000,000      $    8,500,000
Installment notes payable incurred
     in acquisitions of insurance
     agencies, 4.9% to 10%, due in
     various installments, to 1999            3,846,000           2,637,000
Mortgage notes payable, currently
     9.4%, due in installments, to 2000       2,156,000           2,180,000
Installment notes payable, 6%
     to 8.5%, due in various
     installments, to 2003                      539,000             188,000
                                        -----------------------------------
                                             29,541,000          13,505,000
          Less current portion                2,345,000           1,755,000
                                        -----------------------------------
                                        $    27,196,000      $   11,750,000
                                        ===================================

     Maturities of long-term debt for the four years ending after December 31, 1997 are $1,241,000 in 1998; $713,000 in
1999; $2,113,000 in 2000; and $48,000 in 2001.
     Interest paid was $1,232,000, $733,000 and $1,014,000
in 1996, 1995 and 1994, respectively.
     At December 31, 1996, land and buildings having a depreciated cost of $2,374,000 were pledged as collateral for the mortgage notes payable.
     The Company entered into a credit agreement with two banks that allows for borrowings of up to $30,000,000 under loans due in 2002, which bear interest at variable rates. At
December 31, 1996, $23,000,000 was borrowed under this agreement. This credit agreement contains, among other provisions, requirements for maintaining a minimum level of shareholders' equity ($48,477,000 at December 31, 1996) and certain financial ratios.
     The Company had override commission agreements with its insurance company lenders which provided additional commission income through 1994, up to a maximum of $2,517,000 if specified levels of premiums were placed with the respective lenders or their affiliated insurance companies. Additional commission income earned under these agreements amounted to $1,225,000 in 1994.

Note E-Retirement Plans
     The Hilb, Rogal and Hamilton Company Profit Sharing Savings Plan (the Profit Sharing Plan) covers substantially all employees of the Company and its subsidiaries. The Profit Sharing Plan, which may be amended or terminated by the Company at any time, provides that the Company shall contribute to a trust fund such amounts as the Board of Directors shall determine subject to certain earnings restrictions as defined in the Profit Sharing Plan.
     Prior to merger with the Company, certain of the merged companies had a separate profit sharing, ESOP or benefit plan. These plans were terminated or frozen at the time of merger with the Company.
     The total expense under these plans for 1996, 1995 and 1994 was approximately $2,680,000, $2,075,000 and
$2,812,000, respectively.
     The Company has a Supplemental Executive Retirement Plan (the SERP), which is a defined benefit plan under which the Company will pay supplemental pension benefits to key executives in addition to amounts received under the Profit Sharing Plan. Such benefits will be paid from Company assets.




     The following table sets forth the SERP's funded status and amounts recognized in the Company's consolidated balance sheet:

                                                 1996                1995
                                        ------------------------------------
Actuarial present value of:
     Vested benefits                    $    (1,923,000)     $   (2,054,000)
     Nonvested benefits                        (226,000)           (210,000)
                                        ------------------------------------
Accumulated benefit obligation               (2,149,000)         (2,264,000)
Effect of anticipated future
     compensation levels                       (827,000)           (710,000)
                                        ------------------------------------
Projected benefit obligation                 (2,976,000)         (2,974,000)
Plan assets at fair value                             -                   -
                                        ------------------------------------
Excess of projected benefit
     obligation over assets                  (2,976,000)         (2,974,000)
Unrecognized prior service costs              1,921,000           2,047,000
Unrecognized net loss                            38,000             450,000
                                        ------------------------------------
Accrued SERP expense                         (1,017,000)           (477,000)
Adjustment to recognize
     minimum liability                       (1,132,000)         (1,786,000)
Pension liability recognized in         ------------------------------------
     consolidated balance sheet         $    (2,149,000)    $    (2,263,000)
                                        ====================================

     The expense for the SERP includes the following components:

                            1996                1995                 1994
                      -----------------------------------------------------

Service cost         $     182,000     $       159,000     $         6,000
Interest cost              223,000             175,000               7,000
Amortization of prior      135,000             126,000               4,000
  service cost       -----------------------------------------------------
                     $     540,000     $       460,000     $        17,000
                     =====================================================
     Significant assumptions used in determining obligations and the related expense for the SERP include a weighted average discount rate of 8.0% and 7.5% in 1996 and 1995, respectively, and an assumed rate of increase in future compensation of 4% in both years.




Note F-Other Postretirement Benefit Plans
     The Company sponsors postretirement benefit plans that provide medical and life insurance benefits to retirees. Employees who retire after age 55 with 10 years of service are eligible to participate. The plans are contributory for substantially all participants, with retiree contributions adjusted annually and the health care plan contains other cost sharing features such as deductibles and coinsurance.
The accounting for the health care plan anticipates future cost sharing changes to the written plan that are consistent with the Company's expressed intent to increase retiree contributions annually in accordance with increases in health care costs. The Company's policy is to fund the cost of these benefits when actual claims are incurred.
     The following table sets forth the plans' combined funded status reconciled with the amounts shown in the Company's consolidated balance sheet:

                                      1996                1995
                              -------------------------------------
Accumulated postretirement
 benefit obligation:
Retirees                      $    (1,050,000)    $    (1,419,000)
Active plan participants                    -                   -
                              ------------------------------------
Total                              (1,050,000)         (1,419,000)
                              ====================================

Plan assets at fair value                   -                   -
                              ------------------------------------
Accumulated postretirement
 benefit obligation in excess
 of plan assets                    (1,050,000)         (1,419,000)
Unrecognized net gain                (909,000)           (512,000)
Unrecognized transition benefit
 cost                               1,149,000           1,264,000
                              ------------------------------------
Accrued postretirement
 benefit liability            $      (810,000)    $      (667,000)
                              ====================================
     Net periodic postretirement benefit cost includes the following components:

                                1996                1995                1994
                       --------------------------------------------------------

Interest cost              $     82,000     $    104,000        $    103,000
Amortization of transition
 obligation over 14 years       115,000           115,000            115,000
Amortization of prior gains     (67,000)          (29,000)            (6,000)
                       -------------------------------------------------------
Net periodic postretirement
 benefit cost              $    130,000     $     190,000       $    212,000
                       ========================================================

     For measurement purposes, a 7.85% and a 9.10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997 and 1996, respectively; the rate was assumed to decrease gradually to 6.15% in 2021 and remain at that level thereafter. The health care cost trend rate assumption has an effect on the amounts. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1996 and 1995 by $97,000 and $130,000, respectively, and the net periodic postretirement benefit cost for 1996 by $8,000.
     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% and 7.5% at December 31, 1996 and 1995, respectively.

Note G-Income Taxes
     The components of income taxes shown in the statement of consolidated income are as follows:

                              1996                1995                1994
                         -------------------------------------------------------
Current
  Federal             $     6,481,000     $     6,232,000     $     6,176,000
  State                     1,305,000           1,268,000           1,367,000
  Foreign                     668,000             224,000                   -
                      --------------------------------------------------------
                            8,454,000           7,724,000           7,543,000
                      --------------------------------------------------------
Deferred
  Federal                    (639,000)             76,000            (125,000)
  State                       (73,000)             14,000             (24,000)
  Foreign                    (104,000)            (46,000)                 -
                      --------------------------------------------------------
                             (816,000)             44,000            (149,000)
                      --------------------------------------------------------
                      $     7,638,000     $     7,768,000     $     7,394,000
                      ========================================================

     The effective income tax rate varied from the statutory federal income tax rate as follows:

                                1996                1995                1994
                       --------------------------------------------------------
Statutory federal
 income tax rate                35.0%              35.0%               35.0%
Tax exempt investment income    (1.4)              (2.1)               (2.4)
State income taxes, net
 of federal tax benefit          4.5                4.2                 4.8
Other                            2.0                2.5                 2.0
                      --------------------------------------------------------
Effective income tax rate       40.1%              39.6%               39.4%
                       ========================================================

     Income taxes paid were $10,128,000, $8,428,000 and $7,074,000 in 1996, 1995 and 1994, respectively.
     Income before income taxes from Canadian operations was $1,168,000 and $317,000 in 1996 and 1995, respectively.
     Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets on the consolidated balance sheet are as follows:

                                                 1996                1995
                                          ---------------------------------
Deferred tax liabilities:
     Intangible assets                   $    6,483,000      $    2,893,000
     Other-net                                  661,000           1,600,000
                                         ----------------------------------
          Total deferred tax liabilities      7,144,000           4,493,000
                                         ----------------------------------
Deferred tax assets:
     Deferred compensation                      844,000             693,000
     Bad debts                                  925,000             670,000
     Other                                      751,000             775,000
                                         ----------------------------------
          Total deferred tax assets           2,520,000           2,138,000
                                         ----------------------------------
          Net deferred tax liabilities  $     4,624,000      $    2,355,000
                                        ===================================

     In December 1996, the Company reached a tentative agreement with the Internal Revenue Service (the IRS) to resolve all issues arising from the IRS's recently completed audit of the Company's income tax returns for the seven years ended
December 31, 1994. Since the agreement relates to deductions claimed in connection with intangible assets acquired by the Company, the additional tax that will ultimately result from the agreement has been recorded as an increase to current and deferred tax liabilities of $2,626,000 and $1,500,000, respectively, and an increase in goodwill of $4,126,000 on the December 31, 1996 balance sheet. The proposed settlement will not have a significant impact on the Company's future earnings.



Note H-Leases
     The Company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2006 and generally include escalation clauses for increases in lessors' operating expenses and increased real estate taxes.
     Future minimum rental payments required under such operating leases are summarized as follows:
     1997         $    6,595,000
     1998              5,282,000
     1999              4,248,000
     2000              2,563,000
     2001              1,269,000
     Thereafter          917,000
                  --------------
                  $   20,874,000
                  ==============
     Rental expense for all operating leases amounted to $6,845,000 in 1996, $6,712,000 in 1995 and $6,549,000 in
1994. Included in rental expense for 1996, 1995 and 1994 is approximately $313,000, $435,000 and $798,000, respectively, which was paid to employees or related parties.

Note I-Shareholders' Equity
     The Company has adopted and the shareholders have approved the 1986 Incentive Stock Option Plan and the Hilb, Rogal and Hamilton Company 1989 Stock Plan, which provide for the granting of options to purchase up to an aggregate of approximately 1,843,000 and 1,895,000 shares of Common Stock as of December 31, 1996 and 1995, respectively. The number of shares available for grant may increase or decrease with the respective changes in the number of shares of Common Stock outstanding. Stock options granted have ten year terms and vest and become fully exercisable at various periods up to five years. Stock option activity under the plans was as follows:










                                                 Weighted Average
                                        Shares    Exercise Price

Outstanding at January 1, 1994          886,400      $13.44
     Granted                             38,000       12.00
     Exercised                            2,950        6.46
     Expired                             51,875       13.72
                                        -------
Outstanding at December 31, 1994        869,575       13.39
     Granted                             25,000       12.17
     Exercised                              600       12.75
     Expired                             87,250       13.10
                                        -------
Outstanding at December 31, 1995        806,725       13.38
     Granted                             72,900       13.00
     Exercised                            3,600       10.40
     Expired                            132,700       13.21
                                        -------
Outstanding at December 31, 1996        743,325       13.39
                                        =======
Exercisable at December 31, 1996        542,825       13.36
                                        =======
     The options outstanding at December 31, 1996 have exercise prices that range from $6.00 to $18.20. The weighted average contractual life of these options is six years.
Note J-Acquisitions
     During 1996, the Company acquired certain assets and liabilities of 15 insurance agencies for $16,189,000 ($7,343,000 in cash, $2,736,000 in guaranteed future payments and 451,610 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $13,565,000, noncompetition agreements of $2,820,000 and goodwill of $2,717,000. The combined purchase price may be increased by approximately $4,678,000 in 1997, $4,675,000 in 1998, $1,354,000 in 1999, $127,000 in 2000 and
$37,000 in 2001 based upon commissions or net profits realized.
     During 1995, the Company acquired certain assets and liabilities of 14 insurance agencies for $13,097,000 ($7,303,000 in cash, $1,974,000 in guaranteed future payments and 317,726 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $9,616,000, noncompetition agreements of $385,000 and goodwill of $7,278,000. The combined purchase price was increased by approximately $1,748,000 in 1996 and may be increased by approximately $2,354,000 in 1997, $690,000 in 1998 and $358,000 in 1999 based upon commissions or net profits realized.
     During 1994, the Company acquired all of the outstanding shares of three insurance agencies in exchange for 543,930 shares of Common Stock of the Company. The transactions were accounted for as pooling-of-interests mergers.
     During 1994, the Company acquired certain assets and liabilities of four insurance agencies for $8,766,000 ($8,340,000 in cash, $276,000 in guaranteed future payments and 12,500 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $7,350,000 and noncompetition agreements of $966,000. The combined purchase price was increased by approximately $1,176,000 in 1996 and $1,203,000 in 1995 and may be
increased by approximately $75,000 in 1997 based upon commissions or net profits realized.
     The above purchase acquisitions have been included in the Company's consolidated financial statements from their respective acquisition dates.
     The pro forma unaudited results of operations for the years ended December 31, 1996 and 1995, assuming the above 1996 and 1995 purchase acquisitions had occurred as of January 1, 1995, are as follows:

                                        1996                1995
Revenues                           $166,919,000        $171,689,000
Net Income                           11,499,000          11,579,000
Net Income Per Common Share                0.85                0.77


Note K-Sale of Assets
     During 1996, 1995 and 1994, the Company sold certain insurance accounts and other assets resulting in gains of approximately $1,856,000, $3,337,000 and $5,044,000, respectively. These amounts are included in investment and other income in the statement of consolidated income.
Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

Note L-Commitments and Contingencies
     Included in cash and cash equivalents and premium deposits and credits due customers are approximately $1,798,000 and $1,396,000 of funds held in escrow at December 31, 1996 and 1995, respectively. In addition, premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states in which the Company operates. The amount of cash and cash equivalents so restricted was approximately $9,462,000 and $8,708,000 at December 31, 1996 and 1995,
respectively.
     There are in the normal course of business various outstanding commitments and contingent liabilities. Management does not anticipate material losses as a result of such matters.
     The Company is generally involved in routine insurance policy related litigation. Several suits have been brought against the Company involving settlement of various insurance matters where customers are seeking both punitive and compensatory damages. Management, upon the advice of counsel, is of the opinion that such suits are substantially without merit, that valid defenses exist and that such litigation will not have a material effect on the consolidated financial statements.

Note M-Subsequent Events
     Subsequent to December 31, 1996, the Company acquired certain assets and liabilities of three insurance agencies in exchange for $5,920,000 ($3,814,000 in cash, $1,806,000 in guaranteed future payments and 22,305 shares of Common
Stock). The transactions, which are not material to the consolidated financial statements, will be accounted for as purchase transactions.
Note N- Quarterly Results of Operations (Unaudited)
     The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995:

                                          Three Months Ended 1
                              March 31    June 30     Sept. 30    Dec. 31
-----------------------------------------------------------------------------
                              (in thousands, except per share amounts)

1996
Total Revenues                 $43,076    $37,936      $38,315    $38,916
Net Income                       5,162      2,674        2,241      1,329
Net Income Per
     Common Share                 0.38       0.20         0.17       0.10

                                          Three Months Ended 1
                              March 31    June 30      Sept. 30   Dec. 31
-----------------------------------------------------------------------------
                              (in thousands, except per share amounts)

1995
Total Revenues                 $39,455    $36,573      $36,395    $35,724
Net Income                       4,928     3,3102        2,389      1,202
Net Income Per
     Common Share                 0.33       0.23         0.17       0.09

1    Quarterly financial information is affected by seasonal
variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.
2    Second quarter 1995 net income increased approximately
$1,477,000 from the sale of certain insurance accounts and other assets.

Report of Ernst & Young LLP,Independent Auditors

Shareholders and Board of Directors
Hilb, Rogal and Hamilton Company

     We have audited the accompanying consolidated balance sheet of Hilb, Rogal and Hamilton Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb, Rogal and Hamilton Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Richmond, Virginia
February 12, 1997


Board of Directors & Officers

Board of Directors

Robert H. Hilb (1) (4)
Chairman and Chief Executive Officer
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

Andrew L. Rogal (1)
President and Chief Operating Officer
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

Theodore L. Chandler, Jr. (1)(2)(3)
Attorney
Williams, Mullen, Christian & Dobbins
Richmond, Virginia

J.S.M. French (2)(3)(4)
President
Dunn Investment Company
Birmingham, Alabama

Thomas H. O'Brien (2)(3)(4)
Chairman and Chief Executive Officer
PNC Bank Corp.
Pittsburgh, Pennsylvania

Robert S. Ukrop (1)(4)
President and Chief Operating Officer
Ukrop's Super Markets, Inc.
Richmond, Virginia

Philip J. Faccenda (2)
Vice President and General Counsel, Emeritus
University of Notre Dame
Notre Dame, Indiana

Norwood H. Davis, Jr. (3)
Chairman of the Board and Chief Executive Officer
Trigon BlueCross BlueShield
Richmond, Virginia

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

Ann B. Davis
Vice President - Human Resources

Janice G. Pouzar
Assistant Vice President - Retirement Plans

Robert W. Blanton, Jr.
Assistant Vice President

Valerie C. Elwood
Assistant Vice President


Agency Locations

UNITED STATES

Alabama/Georgia Region
Atlanta
Birmingham
     Fort Payne*
     Mobile*
Gainesville
St. Simons Island
Savannah

Arizona
Phoenix
     Flagstaff*
     Mesa*
     Tucson*

California Region
Fresno
     Bakersfield*
     Dinuba*
Ontario
Orange County
Palm Desert
San Rafael
     Sacramento*
     Santa Rosa*
     Truckee*
     Vallejo*

Colorado
Denver


Connecticut
New Haven (2 locations)
     Clinton*
     Derby*
     Madison*
     Middletown*
     Old Saybrook*

Florida Region
Daytona Beach
Fort Lauderdale
Fort Myers
Gainesville
Orlando
Tampa



Illinois
Moline
     Chicago*

Louisiana
New Orleans

Mid-Atlantic Region
Baltimore, Maryland
Pittsburgh, Pennsylvania
     New York, New York*
Richmond, Virginia
     Charlottesville*
     Fredericksburg*
     Virginia Beach*
Rockville, Maryland

Michigan
Grand Rapids
Port Huron
     Richmond*

New York
Buffalo
     Rochester*
     Syracuse*

Oklahoma
Oklahoma City

Texas Region
Amarillo
     Hereford*
Corpus Christi
Dallas
     Abilene*
Houston
McAllen
Victoria
     Cuero*
     Edna*


*Denotes Branch Offices




CANADA

Winnipeg, Manitoba
     Edmonton, Alberta*
     Montreal, Quebec*
     Toronto, Ontario*
     Vancouver, British Columbia*


General Information

FORM 10-K
Any shareholder wishing to obtain a copy of the Company's Form 10-K for the year ended December 31, 1996 as filed with the Securities and Exchange Commission may do so without charge by writing to Dianne F. Fox, Senior Vice President and Secretary, at the corporate address.

Annual Meeting
The Company's Annual Meeting of Shareholders will be held on May 6, 1997 at 10:00 A.M. at Crestar Bank,
919 East Main Street, Richmond, Virginia.

Transfer Agent and Registrar
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800)  756-3353

Shareholder Inquiries
Communications regarding dividends, lost stock certificates, change of address, etc. should be directed to ChaseMellon Shareholder Services. Other inquiries should be directed to Dianne F. Fox, Senior Vice President and Secretary, at the corporate address.

Outside Counsel
Williams, Mullen, Christian & Dobbins
Richmond, Virginia

Independent Auditors
Ernst & Young LLP
Richmond, Virginia

Corporate Headquarters
4235 Innslake Drive
P. O. Box 1220
Glen Allen, Virginia 23060-1220
Tel:   (804) 747-6500
Fax:  (804) 747-6046
Web Site:  http://www.hrh.com

Shareholders
The Company's Common Stock has been publicly traded since
July 15, 1987. It is traded on the New York Stock Exchange under the symbol "HRH." As of December 31, 1996, there were 711 holders of record of the Company's
Common Stock.

Market Price of Common Stock
High and low stock prices and dividends per share for the indicated quarters were:

                                                Cash
                             Sales  Price     Dividends
Quarter Ended                High    Low      Declared
----------------------------------------------------------

1995
     March 31              $ 12.13  $ 10.75    $  .14
     June 30                 13.13    10.50       .14
     September 30            13.50    12.00       .14
     December 31             14.38    13.25       .15

1996
     March 31                14.00    12.63       .15
     June 30                 14.00    12.63       .15
     September 30            13.75    11.38       .15
     December 31             14.00    12.13       .155