Form 10-K, Exhibit 13
period 1997-12-31
HILB ROGAL & HAMILTON CO /VA/
filed 1998-03-26
CIK 814898

[Cover]

(An abstract photograph of a swinging metal kinetic ball depicting momentum)

Hilb, Rogal and Hamilton Company 1997 Annual Report

Our Business:
Hilb, Rogal and Hamilton Company serves as an intermediary between our clients-who are traditionally the middle market businesses of the nation-and insurance companies that underwrite client risks. With more than 60 agencies, Hilb, Rogal and Hamilton Company is able to assist clients in managing their risks in areas such as property and casualty, employee benefits and other areas of specialized exposure. Revenues are derived primarily from commissions received from insurance companies with whom client risk is placed. Support services related to risk transfer transactions are an additional revenue source. As an industry leader, the Company expands its business by developing new clients, providing additional services to current clients and maintaining a well-focused merger and acquisition strategy.

Contents:

4  LETTER TO SHAREHOLDERS
8  MASS + FORCE + ACCELERATION + TRAJECTORY
17 SELECTED FINANCIAL DATA
18 MANAGEMENT'S DISCUSSION AND ANALYSIS
20 CONSOLIDATED BALANCE SHEET
21 STATEMENT OF CONSOLIDATED INCOME
22 STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY
23 STATEMENT OF CONSOLIDATED CASH FLOWS
24 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
30 REPORT OF ERNST & YOUNG LLP
31 BOARD OF DIRECTORS AND OFFICERS
32 AGENCY LOCATIONS


(BAR GRAPH REFLECTING THE FOLLOWING FINANCIAL INFORMATION)

Basic Net Income Per Share

Year             In Dollars
---------------------------
1997                .98
1996                .84
1995                .82
1994                .77
1993                .57

(BAR GRAPH REFLECTING THE FOLLOWING FINANCIAL INFORMATION)

Basic Operating Cash Flow Per Share

Year             In Dollars
---------------------------
1997                1.87
1996                1.65
1995                1.49
1994                1.40
1993                1.24

(BAR GRAPH REFLECTING THE FOLLOWING FINANCIAL INFORMATION)

Total Revenues

Year             In Millions of Dollars
---------------------------------------
1997                   173.7
1996                   158.2
1995                   148.1
1994                   140.8
1993                   141.7

(BAR GRAPH REFLECTING THE FOLLOWING FINANCIAL INFORMATION)

Net Income

Year             In Millions of Dollars
---------------------------------------
1997                   12.8
1996                   11.4
1995                   11.8
1994                   11.4
1993                    8.3

(An abstract photograph of a kinetic metal ball with an overlay of the words Mass + Force + Acceleration + Trajectory = Momentum)

(Abstract photograph with the word Momentum centered on the page)

Remember how momentum felt when you were a child? It felt like sitting on your bicycle at the top of a big hill, struggling to push the pedals to get the bike moving forward. You started off slowly, then picked up speed-the wheels moving faster and faster, the wind rushing in your face-as the bike took on a life of its own and raced effortlessly down the slope. And as you hung on to the handlebars and guided the bicycle down the hill to your final destination, you knew that nothing could stop you.
It felt exhilarating. It felt empowering.

That's how 1997 felt at Hilb, Rogal and Hamilton Company.

[Photograph of Andrew L. Rogal, President and Chief Executive Officer]

To our shareholders:

1997 was a tremendous year for Hilb, Rogal and Hamilton
Company. We created value for our shareholders and strengthened our competitive position in the marketplace.
Perhaps even more exciting, we generated real momentum in 1997; momentum that will enable us to continue the exciting pace of change that has so positively impacted our business.
     Our stock price rose from $13.25 per share at December 31, 1996 to $19.3125 at December 31, 1997-a 46%
increase. This represented the second highest increase in our industry and marked our stock's highest level since the fourth quarter of 1989. Our market capitalization rose from $176.5 million at December 31, 1996 to $247.5 million at December 31, 1997, representing the creation of over $70.0 million in value to our shareholders.
     Basic earnings per share increased by more than 16%, from $.84 per share in 1996 to $.98 per share in 1997.
Operating cash flow (net income plus amortization and depreciation) was $24.5 million in 1997, 10% higher than the 1996 level. Basic operating cash flow per share, calculated under the same method used for net income per share, was $1.87 in 1997, a 13% increase over $1.65 in 1996. Operating cash flow is a relevant measure of financial performance for shareholders because it measures the Company's ability to support growth through acquisitions, repurchase stock and pay dividends. The
Company is using its powerful operating cash flow in a disciplined fashion to build long-term shareholder value.
Operating cash flow, however, is not a substitute for net income per share.
     In addition, our offices reported core commission growth of over 3%, which is strong considering the difficult market conditions in our industry. Total revenues increased from $158.2 million in 1996 to $173.7 million in 1997. We also continued our stock buyback program, purchasing 700,000 shares in 1997. This reduced our number of shares outstanding to 12,813,023 at December 31, 1997.

How We Gained Momentum
     The momentum we gained in 1997 was largely due to the Company's new focus on operating in ways that create greater value. This focus served as the filter for all that we did last year and drove every aspect of our business. Yet, there were several specific factors which I believe contributed to our growth and success.

     The Strategic Plan. In May 1997, the Board of
Directors approved our Strategic Plan for the Company.
The goals of this plan are: to become the premier domestic middle market insurance and risk services intermediary; to double earnings within three to five years; and to continue to cultivate a corporate culture which focuses on the creation of value through commitments to employees, excellence and communication.
     The Strategic Plan gave our Company a defined course to follow and set us in motion toward meeting these goals. It united our leadership and our employees and now serves as the basis for all we strive to do as a business.

     A Redefined Operating Structure. We have always believed in the strength of our people. Now we have given them an operating platform that's equally strong. The completion of our regionalization strategy made us stronger, providing our operating units a better way to compete with both public national and private regional firms while also making us more attractive to insurance carriers.
     With an eye toward creating greater value, in 1997 we began the process of rationalizing our operations along two core business groups: cost-based business and value-based business. In our cost-based business-i.e., small commercial lines-we began focusing on providing effective and efficient delivery of service to achieve a cost-competitive advantage. In our value-based business
-such as middle market commercial lines, employee benefits and association programs-we committed ourselves to offering clients significant industry and product expertise while maintaining a high level of personal service and client intimacy. This realignment of our core business will fuel continued increases in our Company's revenue growth.

     Strategic Mergers and Acquisitions. In 1997, we completed our transition from a revenue-based acquisition program to a specialty/expertise-based program. The existing program is focused on acquisitions which fit into the Strategic and Regional Plans and entities which provide a specialty or product expertise that can be exported throughout the Company. During 1997, the Company consummated six acquisitions.
     This new approach to acquisitions also applied to divestitures. Throughout the year, the Company divested itself of offices which were consistent underperformers
-or whose businesses or locations no longer matched our Strategic Plan-in order to maximize the return on core assets and our value to shareholders. During 1997, the Company divested of four such offices.

     An Empowered Team. New leadership was put into place at all levels of the organization and a new spirit of enthusiasm swept across our ranks. The Company renewed its dedication to its employees and committed itself to nurturing its work culture based upon excellence and communication. Through our Strategic Plan, shared values were created and embraced by everyone in the Company.
     Our Regional Directors began aggressively implementing the Strategic Plan and our people responded with astounding energy. New incentive programs were developed to reward these individuals and their outstanding efforts directly contributed to our bottom line.

          A Consolidating Industry. Dramatic changes occurred within our industry in the last year. Mergers took several of our competitors off the playing field, as the larger brokers continued to focus on national and global accounts. Because these larger players view small and middle market accounts as commodity business, we gained an important competitive advantage in the marketplace. Our value-based approach to these accounts made us more attractive to middle market clients in 1997.
We are now positioned to become a dominant player in the middle market.

Moving Toward the Future

     The momentum we generated in 1997 has placed us in a position of strength in 1998 and we are poised to capitalize upon the many opportunities which have been created. Clearly, the steps we took in the last year that contributed to our success will continue to positively impact us in the future. We will maintain our strategy of specialty/expertise-based acquisitions and will continue our policy of divesting underperforming assets. We will also continue our aggressive stock buyback program as a strategy to create greater shareholder value.
     The speed of change in our Company has been dramatic and these changes have greatly accelerated our growth.
But many changes remain to be made as we seek to ensure outstanding service to our clients and disciplined control of the Company's expenses.
     More change will be necessary to complete the realignment of our Company on a line-of-business basis.
Likewise, more changes will take place to maintain the sound financial management of the Company. Our financial organization has been restructured to include regional controllers. And, as part of our effort to increase value for shareholders, we will slow the growth of our dividend, using those dollars to return more value for shareholders through acquisitions and stock repurchases.
All of these efforts will be driven by our Strategic Plan and our ongoing commitment to creating value in all that we do.
      In closing, I'd like to thank the people of HRH for their hard work and dedication throughout 1997. Our
Company's greatest asset has always been its people.
Working together-and moving in the same direction, with the same focus-our people have unleashed a powerful energy that will sustain our Company for years to come.
     Our goal is to become the premier domestic middle market insurance and risk services intermediary through the superb implementation of the Strategic Plan. That goal is now within our reach, and we have the talent, the will and the momentum needed to carry us there. On behalf of everyone at Hilb, Rogal and Hamilton Company, I thank you for your continued support. We look forward to bringing you even stronger results in the years to come.

          Sincerely,

     Andrew L. Rogal
     President and Chief Executive Officer

Mass(mas)-n.

1. The quantity of matter that an object contains; a measure of an object's potential for acceleration.

        2. A grouping of individual parts or elements that compose a unified body.

(An abstract photograph of a kinetic metal ball depicting mass)

"We have always believed in the strength of our people. Now we have given them an operating platform that's equally strong."


As the direct liaison between our Company and the clients we serve, the employees of Hilb, Rogal and Hamilton
Company are our most important resource. Now we are giving our employees even greater opportunities. HRH has made a special commitment to providing employees the tools they need to be more successful. Through our empowered operating structure, increased training and development, improved communications and special incentive programs tied to performance, the employees of HRH will be able to create greater value for the Company and its shareholders.

Behind the scenes, HRH's human resources department is making great strides towards acquiring and retaining top talent for our Company. Our goal is to keep HRH employee-sensitive and family-friendly, even as we grow in size.
New benefit packages and other programs are being implemented to keep current employees happy and productive, while new employees are being oriented to the Company more quickly and efficiently.

Force(fo^rs) - n.
1. Vector quantity that, when applied to an object, leads to acceleration.

      2.  A power that causes an object to change direction.

(An abstract photograph of a kinetic metal ball catapulting a smaller kinetic metal ball into the air)

"Working together-and moving in the same direction, with the same focus-our people have unleashed a powerful energy."

New leadership throughout the Company has been the driving force behind many of the positive changes that have taken place at HRH. Our strong regional units are led by aggressive individuals who are seeking to achieve higher levels of success than ever before. With the complete support of employees who have found enthusiasm and motivation in the new operating structure, the Company has begun moving forward in new and significant ways.

Changes have also occurred in the Corporate Office that are driving improvements in the Company. Timothy J.
Korman was appointed Executive Vice President of Finance and Administration, while Carolyn Jones was named Senior
Vice President, Chief Financial Officer and Treasurer. Our financial organization was further strengthened with the appointments of Vincent P. Howley to Vice President of
Agency Financial Operations and Robert W. Blanton, Jr. to
Assistant Vice President and Controller. Henry C. Kramer was appointed Vice President of Human Resources and Robert J. Hilb was promoted to Vice President responsible for corporate risk management. These new leaders are committed to building an operationally-strong, financially-sound organization.

Acceleration (ak-sel`e-ra shen) - n.

1. The rate at which an object changes velocity with respect to time.

      2. The act of accelerating.

(An abstract photograph of a kinetic metal ball depicting acceleration.)

"The speed of change in our Company
has been dramatic-and these changes
have greatly accelerated our growth."

Hilb, Rogal and Hamilton Company has become one of the largest insurance and risk services intermediaries in the nation-operating more than 60 offices in the United States and Canada. But changes in our industry have created an even greater opportunity for HRH. Consolidation has left fewer players in the middle market field, as the newly-consolidated intermediaries turn their attention to national and global accounts.

The establishment of regional operating units allows our Company to compete successfully for middle market companies in need of risk management services. Our size allows us to provide more value to clients in the middle market by sharing specialties and expertise from other offices throughout the Company. This high level of service allows us to compete successfully with both public national and private regional firms. These advantages, combined with shrinking competition in the field, position us to become dominant in the middle market-a position we are confident we can achieve.

Trajectory (tra-jek'te-re) - n.

1.  The path that an object follows as it moves through space.

        2.  A chosen course or a course taken.

(An abstract photograph of a kinetic metal ball hitting its target)

"The Strategic Plan gave our Company
a defined course to follow and set us in motion toward meeting these goals."

The development and implementation of a new Strategic
Plan was a critical step in our Company's growth. Through the successful implementation of this Plan, we believe that Hilb, Rogal and Hamilton Company can double earnings within three to five years, while becoming the premier independent, domestic middle market insurance and risk services intermediary. To reach this goal, the Company will continue to cultivate a corporate culture which focuses on the creation of value through commitments to employees, excellence and communication.

The Strategic Plan specifically requires a commitment to improving our distribution system by increasing our range of services; to achieving an increase in core commissions and fees through internal growth and strategically-focused acquisitions; to enhancing the creation of a performance oriented culture through compensation and incentive programs; to improving communications within the Company and to continuing the identification and elimination of non-productive costs. We are firmly committed to following this Plan-and are confident it will succeed.

data
+
analysis
+
notes
+
operations

Selected Financial Data



Year Ended December 31                    1997       1996      1995       1994       1993
--------------------------------------------------------------------------------------------
(in thousands, except per share amounts)


Statement of Consolidated Income Data:1
Commissions and fees                    $168,558   $153,968  $141,555   $132,914    $137,662
Investment and other income2               5,151      4,275     6,592      7,895       3,994
                                        --------   --------  --------   --------    --------
Total revenues                           173,709    158,243   148,147    140,809     141,656

Compensation and employee benefits        96,240     88,406    82,761     78,311      82,470
Other operating expenses                  45,477     41,951    38,264     35,976      37,774
Amortization of intangibles                8,110      7,596     6,966      6,436       6,581
Interest expense                           2,037      1,245       559        812       1,270
Pooling-of-interests expense                   -          -         -        488         503
                                        --------   --------  --------   --------    --------
Total expenses                           151,864    139,198   128,550    122,023     128,598

Income before income taxes                21,845     19,045    19,597     18,786      13,058
Income taxes                               9,055      7,639     7,768      7,394       4,765
                                        --------   --------  --------   --------    --------
Net income                              $ 12,790   $ 11,406  $ 11,829   $ 11,392    $  8,293
                                        ========   ========  ========   ========    ========
Net income per Common Share:3
     Basic                              $   0.98   $   0.84  $   0.82   $   0.77    $   0.57
                                        ========   ========  ========   ========    ========
     Diluted                            $   0.97   $   0.84  $   0.82   $   0.77    $   0.57
                                        ========   ========  ========   ========    ========
Weighted average number of shares
 outstanding:
     Basic                                13,099     13,500    14,470     14,778      14,459
                                        ========   ========  ========   ========    ========
     Diluted                              13,215     13,526    14,480     14,785      14,538
                                        ========   ========  ========   ========    ========

Dividends paid per Common Share         $   0.62   $  0.605  $   0.57   $   0.50    $   0.45

Consolidated Balance Sheet Data:
Intangible assets, net                  $ 82,170   $ 80,006  $ 60,854   $ 48,729    $ 49,454
Total assets                             181,607    181,475   163,249    158,895     160,922
Long-term debt, less current portion      32,458     27,196    11,750      3,173       7,249
Other long-term liabilities                9,537      9,870     7,514      2,144       2,889
Total shareholders' equity                51,339     55,298    56,646     66,430      64,157


1.   See Note K of Notes to Consolidated Financial
Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during the years ended December
31, 1994 and 1993, the Company consummated four and six purchase acquisitions, respectively.
2.   During 1997, 1996, 1995, 1994 and 1993, the Company
sold certain insurance accounts and other assets resulting in gains of approximately $2,475,000, $1,856,000, $3,337,000, $5,044,000 and $1,735,000,
respectively.
3. The net income per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per
Share" (Statement No. 128). For further discussion of net income per share and the impact of Statement No. 128, see
Note A and Note J of Notes to Consolidated Financial
Statements.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

     The income of an insurance agency business such as the Company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions.
Decreases in premium rates result directly in revenue decreases to the Company. Since 1987, the property and casualty insurance industry has been in a "soft market," during which the underwriting capacity of insurance companies expanded, stimulating an increase in competition and a decrease in premium rates and related commissions and fees. The effect of the softness in rates on the Company's revenues has been offset by the Company's acquisitions and new business programs.
Management cannot predict the timing or extent of premium pricing changes due to market conditions or their effects on the Company's operations in the future, but believes that the "soft market" conditions will continue into 1998.

Results of Operations
     Total revenues for 1997 were $173.7 million, an increase of $15.5 million or 9.8% over 1996. For 1996, total revenues were $158.2 million, an increase of $10.1 million or 6.8% from 1995.
     Commissions and fees for 1997 were $168.6 million, or 9.5% higher than 1996. Approximately $18.3 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $7.1 million from the sale of certain offices and accounts in 1997 and 1996. Core commissions and fees from continuing operations increased 3.1%.
     Commissions and fees for 1996 were $154.0 million, or 8.8% higher than 1995. Approximately $14.7 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $2.2 million from the sale of certain offices and accounts in 1996 and 1995.
     Investment and other income increased by $0.9 million in 1997 and decreased by $2.3 million in 1996.
These amounts include gains of $2.5 million, $1.9 million and $3.3 million in 1997, 1996 and 1995, respectively, from the sale of certain offices, insurance accounts and other assets.
     Total operating expenses for 1997 were $151.9 million, an increase of $12.7 million or 9.1% from 1996.
For 1996, total operating expenses were $139.2 million, an increase of $10.6 million or 8.3% from 1995.
     Compensation and employee benefits costs for 1997
were $96.2 million, an increase of $7.8 million or 8.9% from 1996. Increases include approximately $9.3 million related to purchase acquisitions and increases of $1.7 million in incentive compensation related to improved operating results offset by decreases of $3.0 million related to offices sold in 1997 and 1996. Compensation and employee benefits costs for 1996 were $88.4 million, an increase of $5.6 million or 6.8% from 1995. Increases include approximately $7.1 million related to purchase acquisitions offset by decreases of $1.1 million related to offices sold in 1996 and 1995.
     Other operating expenses for 1997 were $45.5 million, or 8.4% higher than 1996. Increases relate primarily to purchase acquisitions and consulting fees totaling $1.0 million associated with the Company's strategic plan offset in part by the sale of certain offices in 1997 and 1996.
     Other operating expenses for 1996 were $42.0 million, or 9.6% higher than 1995. Increases relate primarily to purchase acquisitions offset in part by the sale of certain offices in 1996 and 1995.
     Amortization expense primarily reflects the amortization of expiration rights, an intangible asset acquired in the purchase of insurance agencies. Amortization expense increased by $0.5 million or 6.8% in 1997 and by $0.6 million or 9.0% in 1996 which is attributable to purchase acquisitions consummated during 1997, 1996 and 1995 offset by decreases from amounts which became fully amortized or were sold in those years.
     The effective tax rates for the Company were 41.5% in 1997, 40.1% in 1996 and 39.6% in 1995. An analysis of the effective income tax rates is presented in "Note
G-Income Taxes" of Notes to Consolidated Financial
Statements.
     Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the Company's operations.

Liquidity and Capital Resources
     Net cash provided by operations totaled $21.0 million, $16.6 million and $16.2 million for the years ended December 31, 1997, 1996 and 1995, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.
     The Company has historically generated sufficient funds internally to finance capital expenditures for personal property and equipment. Cash expenditures for the acquisition of property and equipment were $2.1 million, $5.1 million and $4.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The timing and extent of the purchase of investments is dependent upon cash needs and yields on alternate investments and cash equivalents. In addition, during 1997 and 1996, total investments decreased by $2.4 million and $4.2 million, respectively, as the Company utilized these funds for the repurchase of Common Stock of the Company and the acquisition of insurance agencies.
Cash expenditures for the purchase of insurance agencies accounted for under the purchase method of accounting amounted to $9.3 million, $9.7 million and $6.5 million in the years ended December 31, 1997, 1996 and 1995, respectively. Cash expenditures for such insurance agency acquisitions have been funded primarily through operations and from long-term borrowings. In addition, a portion of the purchase price in such acquisitions may be paid through Common Stock and deferred cash payments.
Cash proceeds from the sale of certain offices, insurance accounts and other assets totaled $6.5 million, $2.5 million and $3.5 million in the years ended December 31, 1997, 1996 and 1995, respectively. The Company did not have any material capital expenditure commitments as of December 31, 1997.
     Financing activities utilized cash of $16.0 million, $6.0 million and $22.1 million for the years ended
December 31, 1997, 1996 and 1995, respectively, as the
Company made scheduled debt payments and annually paid its dividend. In addition, during 1997, 1996 and 1995, the Company repurchased 700,000, 801,700 and 1,336,820, respectively, shares of its Common Stock under a stock repurchase program. The Company is currently authorized to purchase an additional 723,000 shares and anticipates that it will continue to repurchase shares in 1998. The
Company has a bank credit agreement for $30.0 million under loans due in 2002. At December 31, 1997, there were loans of $30.0 million outstanding under this agreement.
     The Company had a current ratio (current assets to current liabilities) of 0.87 to 1.00 as of December 31, 1997. Shareholders' equity of $51.3 million at December
31, 1997, decreased from $55.3 million at December 31,
1996, and the debt to equity ratio of 0.63 to 1.00 at December 31, 1997 increased from the last year-end ratio of 0.49 to 1.00 due to the aforementioned purchase of Common Stock of the Company and an increase in borrowings to $30.0 million under the bank agreement used for insurance agency acquisitions and the repurchase of Common Stock.
     The Company believes that cash generated from operations, together with proceeds from borrowings, will provide sufficient funds to meet the Company's short and long-term funding needs.

Impact of Year 2000
     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or in the year 2000. The potential costs and uncertainties to companies in addressing this issue (the
Year 2000 Issue) will depend on a number of factors, including their software and hardware and the nature of their industries. Companies must also coordinate with other entities with which they electronically interact, including suppliers, clients, creditors and financial service organizations.
     The Company has examined the Year 2000 Issue and the potential costs and consequences to the Company in addressing this issue. The Company is also communicating with third parties with which it does business to coordinate further action with respect to the Year 2000
Issue. The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. As a result, management believes that the Year 2000 Issue will not have a material impact on the Company's results of operations and that the cost of the Company addressing the issue is not a material event or uncertainty.
     The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be realized and actual results could differ materially from those anticipated.

Forward-Looking Statements
     When used in this annual report, in Form 10-K or other filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized
Company executive officer, the words or phrases "would be," "will allow," "expects to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995.
     While forward-looking statements are provided to assist in the understanding of the Company's anticipated future financial performance, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.
Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond the Company's control. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Risk factors and uncertainties that might cause such a difference include, but are not limited to the following: the Company's commission revenues are highly dependent on premiums charged by insurers, which are subject to fluctuation; the property and casualty insurance industry continues to experience a prolonged "soft market" despite high losses;
continued low interest rates will reduce income earned on invested funds; the insurance brokerage and service businesses are extremely competitive with a number of competitors being substantially larger than the Company;
the alternative insurance market continues to grow; the Company's revenues vary significantly from quarter to quarter as a result of the timing of policy renewals and the net effect of new and lost business production; and the general level of economic activity can have a substantial impact on the Company's renewal business. The
Company's ability to grow has been enhanced through acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to the Company.
     The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Consolidated Balance Sheet



December 31                                               1997              1996
-------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents, including $7,645,000 and
   $11,260,000, respectively, of restricted funds      $ 22,314,860     $ 19,774,374
  Investments                                             3,892,533        5,088,020
  Receivables:
   Premiums, less allowance for doubtful accounts
    of $2,299,000 and $2,445,000, respectively           41,292,489       41,453,677
   Other                                                  5,720,513        6,122,612
                                                       ------------     ------------
                                                         47,013,002       47,576,289
   Prepaid expenses and other current assets              3,612,523        3,816,819
                                                       ------------     ------------
      TOTAL CURRENT ASSETS                               76,832,918       76,255,502

INVESTMENTS                                               5,030,000        6,185,686

PROPERTY AND EQUIPMENT, NET                              11,762,080       16,092,075

INTANGIBLE ASSETS
  Expiration rights                                      75,193,075       76,402,292
  Goodwill                                               33,411,145       32,718,982
  Noncompetition agreements                              11,636,847       11,421,278
                                                       ------------     ------------
                                                        120,241,067      120,542,552
  Less accumulated amortization                          38,071,304       40,536,482
                                                       ------------     ------------
                                                         82,169,763       80,006,070
OTHER ASSETS                                              5,811,797        2,936,014
                                                       ------------     ------------
                                                       $181,606,558     $181,475,347
                                                       ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Premiums payable to insurance companies               $ 67,520,370     $ 66,527,381
 Accounts payable and accrued expenses                   10,925,646       11,401,805
 Premium deposits and credits due customers               7,752,502        8,837,483
 Current portion of long-term debt                        2,074,788        2,345,059
                                                       ------------     ------------
   TOTAL CURRENT LIABILITIES                             88,273,306       89,111,728

LONG-TERM DEBT                                           32,457,882       27,195,571

OTHER LONG-TERM LIABILITIES                               9,536,771        9,869,777

SHAREHOLDERS' EQUITY
 Common Stock, no par value; authorized 50,000,000
  shares;outstanding 12,813,023 and 13,320,577 shares,
  respectively                                           16,540,461       25,266,279
 Retained earnings                                       34,798,138       30,031,992
                                                       ------------     ------------
                                                         51,338,599       55,298,271
                                                       ------------     ------------
                                                       $181,606,558     $181,475,347
                                                       ============     ============


See notes to consolidated financial statements.

Statement of Consolidated Income


Year Ended December 31                            1997          1996           1995
----------------------------------------------------------------------------------------
Revenues
 Commissions and fees                         $168,558,411   $153,967,914   $141,555,188
 Investment and other income                     5,150,469      4,275,186      6,591,850
                                              ------------   ------------   ------------
                                               173,708,880    158,243,100    148,147,038

Operating expenses
 Compensation and employee benefits             96,239,782     88,406,342     82,760,664
 Other operating expenses                       45,476,904     41,950,933     38,264,085
 Amortization of intangibles                     8,110,010      7,596,274      6,965,947
 Interest expense                                2,037,338      1,244,729        559,654
                                              ------------   ------------   ------------
                                               151,864,034    139,198,278    128,550,350
                                              ------------   ------------   ------------
   INCOME BEFORE INCOME TAXES                   21,844,846     19,044,822     19,596,688

Income Taxes                                     9,054,995      7,638,431      7,767,778
                                              ------------   ------------   ------------
   NET INCOME                                 $ 12,789,851   $ 11,406,391   $ 11,828,910
                                              ============   ============   ============
   NET INCOME PER COMMON SHARE:
    BASIC                                     $       0.98   $       0.84   $       0.82
                                              ============   ============   ============
    DILUTED                                   $       0.97   $       0.84   $       0.82
                                              ============   ============   ============



See notes to consolidated financial statements.

Statement of Consolidated Shareholders' Equity

                                                Common         Retained
                                                 Stock         Earnings
-------------------------------------------------------------------------

Balance at January 1, 1995                    $43,426,295    $23,003,861

 Issuance of 318,326 shares of Common Stock     3,817,746
 Purchase of 1,336,820 shares of Common Stock (17,389,044)
 Payment of dividends ($.57 per share)                        (8,209,877)
 Other                                             48,903        119,096
 Net income                                                   11,828,910
                                              ------------   ------------

Balance at December 31, 1995                   29,903,900     26,741,990

 Issuance of 462,170 shares of Common Stock     6,251,661
 Purchase of 801,700 shares of Common Stock   (10,845,095)
 Payment of dividends ($.605 per share)                       (8,116,389)
 Other                                            (44,187)
 Net income                                                   11,406,391
                                              ------------   ------------

Balance at December 31, 1996                   25,266,279     30,031,992

 Issuance of 192,446 shares of Common Stock     2,895,697
 Purchase of 700,000 shares of Common Stock   (11,338,557)
 Payment of dividends ($.62 per share)                        (8,023,705)
 Other                                           (282,958)
 Net income                                                   12,789,851
                                              ------------   ------------

Balance at December 31, 1997                   $16,540,461   $34,798,138
                                              ============   ============


See notes to consolidated financial statements.

Statement of Consolidated Cash Flows


Year Ended December 31                                   1997          1996         1995
----------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
 Net income                                          $12,789,851   $11,406,391   $11,828,910
 Adjustments to reconcile net income to
  net cash provided by operating activities:
    Amortization of intangible assets                  8,110,010     7,596,274     6,965,947
    Depreciation and amortization                      3,557,298     3,259,452     2,790,772
                                                     -----------   -----------   -----------
    Net income plus amortization and depreciation     24,457,159    22,262,117    21,585,629

    Provision for losses on receivables                  383,670     1,276,258     1,500,231
    Provision for deferred income taxes                 (397,674)     (816,246)       44,119
    Gain on sale of assets                            (2,474,894)   (1,856,443)   (3,337,219)
    Changes in operating assets and
     liabilities net of effects from
     insurance agency acquisitions and dispositions:
      (Increase) decrease in accounts receivable       3,784,756     (1,405,660)      513,907
      (Increase) decrease in prepaid  expenses           197,802     (1,649,239)     (768,431)
      Decrease in premiums payable to
       insurance companies                            (2,115,712)    (4,241,464)   (1,156,960)
      Increase (decrease) in premium
       deposits and credits due customers             (1,197,195)       774,857      (784,471)
      Increase (decrease) in accounts
       payable and accrued expenses                   (1,178,335)       224,046    (1,639,586)
      Other operating activities                        (475,547)     2,077,498       230,569
                                                      -----------   -----------   ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES             20,984,030     16,645,724    16,187,788

INVESTING ACTIVITIES
 Purchase of held-to-maturity investments             (3,549,631)    (7,339,705)   (7,399,402)
 Purchase of available-for-sale investments                    -       (260,000)            -
 Proceeds from maturities and calls of held-to-
  maturity investments                                 5,640,804      7,866,672    24,546,279
 Proceeds from sale of available-for-sale investments    260,000      3,914,000             -
 Purchase of property and equipment                   (2,135,837)    (5,051,253)   (4,007,468)
 Purchase of insurance agencies, net of cash acquired (9,309,760)    (9,722,979)   (6,540,948)
 Proceeds from sale of assets                          6,546,661      2,461,177     3,515,102
 Other investing activities                              115,892        222,231       216,173
                                                      -----------    -----------  ------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES   (2,431,871)    (7,909,857)   10,329,736

FINANCING ACTIVITIES
 Proceeds from long-term debt                          7,750,668     30,861,966    32,522,950
 Principal payments on long-term debt                 (5,329,866)   (18,024,341)  (29,194,326)
 Repurchase of Common Stock                          (11,338,557)   (10,845,095)  (17,389,044)
 Dividends                                            (8,023,705)    (8,116,389)   (8,209,877)
 Other financing activities                              929,787        141,660       158,347
                                                     ------------   ------------  ------------
NET CASH USED IN FINANCING ACTIVITIES                (16,011,673)    (5,982,199)  (22,111,950)
                                                     ------------   ------------  ------------
      INCREASE IN CASH AND CASH EQUIVALENTS            2,540,486      2,753,668     4,405,574
      Cash and cash equivalents at beginning of year  19,774,374     17,020,706    12,615,132
                                                     ------------   ------------  ------------
      CASH AND CASH EQUIVALENTS AT END OF YEAR       $22,314,860    $19,774,374   $17,020,706
                                                     ============   ============  ============


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 1997


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

Note A-Significant Accounting Policies

     Principles of Consolidation: The accompanying financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.
     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Revenues: Commission income as well as the related premiums receivable from customers and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. Premium adjustments, including policy cancellations, are recorded as they occur. Contingent commissions and commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received. Fees for services rendered are recorded as earned. These policies are in accordance with predominant industry practice.
     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.
The carrying amounts reported on the balance sheet approximate the fair values.
     Investments: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest and dividends are included in investment income. Realized gains and losses, and declines in value judged to be other than temporary are included in investment income.
     Marketable debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. Amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.
     Property and Equipment: Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over estimated useful lives (30 to 33 years for buildings, 3 to 7 years for equipment).
Leasehold improvements are generally amortized using a straight-line method over the term of the related lease.
     Intangible Assets: Intangible assets arising from acquisitions accounted for as purchases principally represent expiration rights, the excess of costs over the fair value of net assets acquired and noncompetition agreements. The cost of such assets is being amortized principally on a straight-line basis over periods ranging up to 20 years for expiration rights, 15 to 40 years for the excess of costs over the fair value of net assets acquired and 3 to 20 years for noncompetition agreements.
     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-
Lived Assets to be Disposed Of." Adoption of this statement did not have a material impact on the Company's financial position or results of operations.
     Accounting for Stock-Based Compensation:  In October
1995, the Financial Accounting Standards Board (the FASB) issued Statement No. 123, "Accounting for Stock-Based
Compensation" (Statement No. 123). The statement defines a fair value based method of accounting for employee stock options. Companies may, however, elect to adopt this new accounting rule through a pro forma disclosure option, while continuing to use the intrinsic value based method of accounting prescribed by Accounting Principles
Board Opinion No. 25, "Accounting for Stock Issued to
Employees" (APB No. 25).
     The Company has elected to continue to follow APB
No. 25 and related interpretations in accounting for its employee stock options. In addition, the effect of applying Statement No. 123's fair value method to the Company's employee stock options does not result in net income and net income per share that are materially different from amounts reported. Accordingly, the pro forma disclosures required by Statement No. 123 have not been included in the footnotes to the financial statements.
     Fair Value of Financial Instruments: The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable and accrued expenses and long-term debt approximate those assets and liabilities' fair values. Fair values for investment securities are based on quoted market prices and are disclosed in Note B. Fair value for interest rate swaps are based on a discounted cash flow method.
     Interest Rate Swaps: The Company enters into interest rate swap agreements to modify the interest characteristics of its outstanding debt. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method).
The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair value of the swap agreements and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements.
     Gains and losses on terminations of interest rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment gain or loss.

     Income Taxes: The Company (except for its Canadian subsidiary) files a consolidated federal income tax return. Deferred taxes result from temporary differences between the reporting for income tax and financial statement purposes primarily related to bad debt expense, depreciation expense, basis differences in intangible assets, deferred compensation arrangements and the recognition of net operating loss carryforwards from pooled entities.
     Net Income Per Share:  In 1997, the FASB issued
Statement No. 128, "Earnings Per Share" (Statement No.
128). Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities.
Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to Statement No. 128 requirements.
     Accounting Pronouncements:  In 1997, the FASB issued
Statement of Financial Accounting Standards No. 130,
"Reporting Comprehensive Income" (Statement No. 130) effective for years beginning after December 15, 1997.
The new rules require companies to display items of other comprehensive income either below the total for net income, in a separate statement of comprehensive income, or in a statement of changes in shareholders' equity, and disclose the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.
     The Company will adopt the provisions of Statement
No. 130 during the first quarter of 1998. The adoption of Statement No. 130 will not materially affect the Company's results of operations or financial position.



Note B-Investments

     The following is a summary of held-to-maturity and available-for-sale investments included in current and long-term assets on the consolidated balance sheet:


                                                                  Held-to-Maturity Investments
                                                                  ----------------------------
                                                                    Gross              Gross
December 31, 1997                                        Cost    Unrealized Gains    Unrealized Losses    Fair Value
--------------------------------------------------------------------------------------------------------------------
Obligations of U.S. government agencies            $  1,000,000                                         $  1,000,000
Obligations of states and political subdivisions      5,840,000     $75,000               $1,000           5,914,000
Certificates of deposit and other                     2,083,000                                            2,083,000
                                                   -----------------------------------------------------------------
                                                   $  8,923,000     $75,000               $1,000        $  8,997,000
                                                   =================================================================

                                                                  Held-to-Maturity Investments
                                                                  ----------------------------
                                                                    Gross              Gross
December 31, 1996                                        Cost    Unrealized Gains    Unrealized Losses    Fair Value
--------------------------------------------------------------------------------------------------------------------

Obligations of U.S. government agencies           $  1,500,000                            $3,000        $  1,497,000
Obligations of states and political subdivisions     7,795,000      $75,000                1,000           7,869,000
Certificates of deposit and other                    1,719,000                                             1,719,000
                                                  ------------------------------------------------------------------
                                                  $ 11,014,000      $75,000               $4,000        $ 11,085,000
                                                  ==================================================================

                                                                 Available-for-Sale Investments
                                                                 ------------------------------
                                                                    Gross              Gross
December 31, 1996                                       Cost    Unrealized Gains    Unrealized Losses    Fair Value
--------------------------------------------------------------------------------------------------------------------

Obligations of states and political subdivisions  $   260,000       $       -             $   -        $    260,000
                                                  ==================================================================


     The amortized cost and fair value of held-to-maturity investments at December 31, 1997, by contractual maturity, are as follows. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.


                                                         Cost        Fair Value
---------------------------------------------------------------------------------------------------------------------
Held-to-Maturity Investments
     Due in one year                              $ 3,893,000       $  3,905,000
     Due after one year
          through five years                        5,030,000          5,092,000
                                                  ------------------------------
                                                  $ 8,923,000       $  8,997,000
                                                  ==============================


Note C-Property and Equipment

     Property and equipment consists of the following:
                                                     1997              1996
-------------------------------------------------------------------------------
Furniture and equipment                           $27,880,000    $27,589,000
Buildings and land                                  3,835,000      7,666,000
Leasehold improvements                              1,887,000      1,986,000
                                                  --------------------------
                                                   33,602,000     37,241,000
Less accumulated depreciation and amortization     21,840,000     21,149,000
                                                  --------------------------
                                                  $11,762,000    $16,092,000
                                                  ==========================

Note D-Long-Term Debt

                                                    1997             1996
                                                  ----------------------------

Notes payable to banks,
  interest currently at 6.42%                    $30,000,000    $23,000,000
Installment notes payable
  incurred in acquisitions
  of insurance agencies, 4.9%
  to 10.0%, due in various
  installments, to 1999                            4,123,000      3,846,000
Mortgage notes payable,
  paid in full during 1997                                 -      2,156,000
Installment notes payable,
  6.0% to 8.5%, due in various
  installments, to 2003                              410,000        539,000
                                                 --------------------------
                                                  34,533,000     29,541,000
    Less current portion                           2,075,000      2,345,000
                                                 --------------------------
                                                 $32,458,000    $27,196,000
                                                 ==========================

     Maturities of long-term debt for the four years ending after December 31, 1998 are $1,509,000 in 1999;
$821,000 in 2000; $48,000 in 2001; and $30,048,000 in
2002.
     Interest paid was $3,437,000, $1,232,000 and
$733,000 in 1997, 1996 and 1995, respectively.
     The Company entered into a credit agreement with two banks that allows for borrowings of up to $30,000,000 under loans due in 2002, which bear interest at variable rates. At December 31, 1997, $30,000,000 was borrowed under this agreement. This credit agreement contains, among other provisions, requirements for maintaining certain financial ratios.
     The Company entered into an interest rate swap agreement effective December 19, 1997 to manage interest rate exposure on its long-term debt. The swap agreement is a contract to exchange floating rate for fixed rate interest payments periodically over the life of the agreement without the exchange of the underlying notional amount of $7,500,000. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The credit risk to the Company would be the counterparty's inability to pay the differential in the fixed rate and variable rate in a rising interest rate environment. The Company is exposed to market risk from changes in interest rates.
     The differential paid or received on the interest rate per the agreement is recognized as an adjustment to interest expense. Under the Company's interest rate swap agreement, the Company contracted with the counterparty to exchange the difference between the Company's fixed pay rate of 6.52% and the counterparty's variable pay rate of LIBOR plus 0.575%. At December 31, 1997, the variable rate was approximately 6.54%. The contract expires December 19, 2002.
     Effective January 21, 1998, the Company entered into an interest rate swap agreement similar to the agreement described above with an underlying notional amount of $7,500,000. The contract expires on January 21, 2003.

Note E-Retirement Plans

     The Hilb, Rogal and Hamilton Company Profit Sharing
Savings Plan (the Profit Sharing Plan) covers substantially all employees of the Company and its subsidiaries. The Profit Sharing Plan, which may be amended or terminated by the Company at any time, provides that the Company shall contribute to a trust fund such amounts as the Board of Directors shall determine subject to certain earnings restrictions as defined in the Profit Sharing Plan.
     Prior to merger with the Company, certain of the merged companies had a separate profit sharing, ESOP or benefit plan. These plans were terminated or frozen at the time of merger with the Company.
     The total expense under these plans for 1997, 1996 and 1995 was approximately $3,120,000, $2,680,000 and
$2,075,000, respectively.
     The Company has a Supplemental Executive Retirement
Plan (the SERP), which is a defined benefit plan under which the Company will pay supplemental pension benefits to key executives in addition to amounts received under the Profit Sharing Plan. Such benefits will be paid from Company assets.
     The following table sets forth the SERP's funded status and amounts recognized in the Company's consolidated balance sheet:


                                                     1997            1996
                                                 ---------------------------
Actuarial present value of:
  Vested benefits                                $(2,038,000)   $(1,923,000)
  Nonvested benefits                                (190,000)      (226,000)
                                                 ---------------------------
Accumulated benefit obligation                    (2,228,000)    (2,149,000)
Effect of anticipated future
 compensation levels                                (915,000)      (827,000)
                                                 ---------------------------

Projected benefit obligation                      (3,143,000)    (2,976,000)
Plan assets at fair value                                  -              -
                                                 ---------------------------

Excess of projected benefit
 obligation over assets                           (3,143,000)    (2,976,000)
Unrecognized prior
 service costs                                     1,795,000      1,921,000
Unrecognized net (gain) loss                         (45,000)        38,000
                                                 ---------------------------
Accrued SERP expense                              (1,393,000)    (1,017,000)
Adjustment to recognize
 minimum liability                                  (835,000)    (1,132,000)
                                                 ---------------------------
Pension liability recognized in
 consolidated balance sheet                      $(2,228,000)   $(2,149,000)
                                                 ===========================

     The expense for the SERP includes the following components:

                             1997      1996      1995
                         ------------------------------
Service cost              $188,000  $182,000  $159,000
Interest cost              229,000   223,000   175,000
Amortization of
  prior service cost       126,000   135,000   126,000
                          ----------------------------
                          $543,000  $540,000  $460,000
                          ============================

     Significant assumptions used in determining obligations and the related expense for the SERP include a weighted average discount rate of 7.5% and 8.0% in 1997 and 1996, respectively, and an assumed rate of increase in future compensation of 4.0% in both years.




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
                                       1997          1996
                               -------------------------------
Accumulated postretirement
 benefit obligation:
   Retirees                        $(896,000)     $(1,050,000)
   Active plan participants                -                -
                                  ----------------------------
   Total                            (896,000)      (1,050,000)

Plan assets at fair value                  -                -
                                  ----------------------------
Accumulated postretirement
   benefit obligation in
   excess of plan assets            (896,000)      (1,050,000)
Unrecognized net gain               (704,000)        (909,000)
Unrecognized transition
   benefit cost                      991,000        1,149,000
                                  ----------------------------
Accrued postretirement
   benefit liability               $(609,000)      $ (810,000)
                                  ============================

     Net periodic postretirement benefit cost includes
the following components:
                                       1997          1996         1995
---------------------------------------------------------------------------
Interest cost                      $  80,000       $   82,000   $  104,000
Amortization of
 transition obligation
 over 14 years                       115,000          115,000      115,000
Amortization of
 prior gain                          (79,000)         (67,000)     (29,000)
                                   ----------------------------------------
                                   $ 116,000       $  130,000   $  190,000
                                   ========================================


     For measurement purposes, a 7.20% and a 7.85% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998 and 1997, respectively; the rate was assumed to decrease gradually to 6.15% in 2021 and remain at that level thereafter. The health care cost trend rate assumption has an effect on the amounts. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December
31, 1997 and 1996 by $87,000 and $97,000, respectively,
and the net periodic postretirement benefit cost for 1997 by $8,000.
     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.0% at December 31, 1997 and 1996, respectively.







Note G-Income Taxes

     The components of income taxes shown in the
statement of consolidated income are as follows:
                                       1997          1996         1995
---------------------------------------------------------------------------
Current
  Federal                          $7,401,000      $6,481,000   $6,232,000
  State                             1,438,000       1,305,000    1,268,000
  Foreign                             614,000         668,000      224,000
                                  -----------------------------------------
                                    9,453,000       8,454,000    7,724,000
Deferred
  Federal                            (247,000)       (639,000)      76,000
  State                               (46,000)        (73,000)      14,000
  Foreign                            (105,000)       (104,000)     (46,000)
                                  -----------------------------------------
                                     (398,000)       (816,000)      44,000
                                  -----------------------------------------
                                   $9,055,000      $7,638,000   $7,768,000
                                  =========================================

     The effective income tax rate varied from the
statutory federal income tax rate as follows:
                                       1997          1996         1995
---------------------------------------------------------------------------
Statutory federal income
 tax rate                               35.0%        35.0%        35.0%
Tax exempt investment
  income                                (0.8)        (1.4)        (2.1)
State income taxes,
  net of federal tax benefit             4.2          4.5          4.2
Other                                    3.1          2.0          2.5
                                  -----------------------------------------
  Effective income tax rate             41.5%        40.1%        39.6%
                                  =========================================

     Income taxes paid were $9,646,000, $10,128,000 and $8,428,000 in 1997, 1996 and 1995, respectively.
     Income before income taxes from Canadian operations
was $900,000, $1,168,000 and $317,000 in 1997, 1996 and
1995, respectively.
     Deferred income taxes reflect the tax effects of
temporary differences between the carrying amounts of
assets and liabilities for financial reporting purposes
and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets on the consolidated balance sheet are as
follows:
                                       1997          1996
---------------------------------------------------------------
Deferred tax liabilities:
  Intangible assets                 $6,015,000     $6,483,000
  Other-net                          1,129,000        661,000
                                    ---------------------------
    Total deferred tax liabilities   7,144,000      7,144,000
Deferred tax assets:
  Deferred compensation                917,000        844,000
  Bad debts                            870,000        925,000
  Other                                833,000        751,000
                                    ---------------------------
    Total deferred tax assets        2,620,000      2,520,000
                                    ---------------------------
      Net deferred tax liabilities  $4,524,000     $4,624,000
                                    ===========================

     In 1997, the Company reached a final agreement with the Internal Revenue Service (the IRS) which resolved all issues arising from the IRS's audit of the Company's income tax returns for the seven years ended December 31, 1994. Since the agreement related to deductions claimed in connection with intangible assets acquired by the Company, the additional tax that resulted from the agreement, including current payments and an increase in deferred tax liabilities of $2,626,000 and $1,500,000, respectively, has been recorded as an increase in goodwill of $4,126,000 on the December 31, 1996 balance sheet. The settlement will not have a significant impact on the Company's future earnings.

Note H-Leases

     The Company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2008 and generally include escalation clauses for increases in lessors' operating expenses and increased real estate taxes.
     Future minimum rental payments required under such operating leases are summarized as follows:

     1998       $ 6,341,000
     1999         5,327,000
     2000         4,045,000
     2001         2,637,000
     2002         1,790,000
     Thereafter   2,217,000
                -----------
                $22,357,000
                ===========

     Rental expense for all operating leases amounted to $7,276,000 in 1997, $6,845,000 in 1996 and $6,712,000 in
1995. Included in rental expense for 1997, 1996 and 1995 is approximately $386,000, $313,000 and $435,000, respectively, which was paid to employees or related parties.






Note I-Shareholders' Equity

     The Company has adopted and the shareholders have approved the 1986 Incentive Stock Option Plan and the
Hilb, Rogal and Hamilton Company 1989 Stock Plan, which provide for the granting of options to purchase up to an aggregate of approximately 1,765,000 and 1,843,000 shares of Common Stock as of December 31, 1997 and 1996, respectively. The number of shares available for grant may increase or decrease with the respective changes in the number of shares of Common Stock outstanding. Stock options granted have seven to ten year terms and vest and become fully exercisable at various periods up to five years. Stock option activity under the plan was as follows:



                                              Weighted
                                               Average
                                  Shares    Exercise Price
------------------------------------------------------------
Outstanding at January 1, 1995     869,575      $13.39
     Granted                        25,000       12.17
     Exercised                         600       12.75
     Expired                        87,250       13.10
                                 ---------
Outstanding at December 31, 1995   806,725       13.38
     Granted                        72,900       13.00
     Exercised                       3,600       10.40
     Expired                       132,700       13.21
                                 ---------
Outstanding at December 31, 1996   743,325       13.39
     Granted                       528,190       15.97
     Exercised                      78,052       12.19
     Expired                        87,000       13.42
                                 ---------
Outstanding at December 31, 1997 1,106,463       14.70
                                 =========

Exercisable at December 31, 1997   514,935       13.56

     The options outstanding at December 31, 1997 have exercise prices that range from $10.00 to $18.20. The weighted average contractual life of these options is six years.
     There were 466,000 and 978,000 shares available for future grant under these plans as of December 31, 1997 and 1996, respectively.
     No compensation expense is recognized in operations for 1997, 1996 or 1995.

Note J-Net Income per Share

     The following table sets forth the computation of basic and diluted net income per share:


                                                1997          1996           1995
-------------------------------------------------------------------------------------
Numerator for basic and dilutive
 net income per share -net income           $12,789,851    $11,406,391    $11,828,910
                                            =========================================

Denominator
  Weighted average shares                    13,069,453     13,493,255     14,470,407
  Effect of guaranteed future shares
   to be issued in connection
   with an agency acquisition                    29,764          7,075              -
                                            -----------------------------------------
Denominator for basic net income per share   13,099,217     13,500,330     14,470,407
Effect of dilutive securities:
  Employee stock options                        101,280         25,451          9,989
  Contingent stock - acquisition                 14,222              -              -
                                            -----------------------------------------
  Dilutive potential common shares              115,502         25,451          9,989
                                            -----------------------------------------
  Denominator for diluted net income
   per share -adjusted weighted
   average shares and assumed conversions    13,214,719     13,525,781     14,480,396
                                            =========================================
Net Income Per Common Share:
     Basic                                  $      0.98    $      0.84    $      0.82
                                            =========================================
     Diluted                                $      0.97    $      0.84    $      0.82
                                            =========================================


Note K-Acquisitions

     During 1997, the Company acquired certain assets and liabilities of six insurance agencies for $9,426,000 ($6,333,000 in cash, $2,393,000 in guaranteed future payments and 53,555 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $7,082,000, noncompetition
agreements of $1,151,000 and goodwill of $1,310,000. The combined purchase price may be increased by approximately $1,490,000 in 1998, $1,490,000 in 1999 and $1,490,000 in
2000 based upon commissions or net profits realized.
     During 1996, the Company acquired certain assets and liabilities of 15 insurance agencies for $16,189,000 ($7,343,000 in cash, $2,736,000 in guaranteed future payments and 451,610 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $13,565,000, noncompetition
agreements of $2,820,000 and goodwill of $2,717,000. The combined purchase price was increased by approximately $3,392,000 in 1997 and may be increased by approximately $4,675,000 in 1998, $1,354,000 in 1999, $127,000 in 2000
and $37,000 in 2001 based upon commissions or net profits
realized.
     During 1995, the Company acquired certain assets and liabilities of 14 insurance agencies for $13,097,000 ($7,303,000 in cash, $1,914,000 in guaranteed future payments and 317,726 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $9,616,000, noncompetition
agreements of $395,000 and goodwill of $7,278,000. The combined purchase price was increased by approximately $2,174,000 in 1997 and $1,748,000 in 1996 and may be
increased by approximately $690,000 in 1998 and $358,000
in 1999 based upon commissions or net profits realized.
     The above purchase acquisitions have been included
in the Company's consolidated financial statements from
their respective acquisition dates.
     The pro forma unaudited results of operations for
the years ended December 31, 1997 and 1996, assuming the
above 1997 and 1996 purchase acquisitions had occurred as
of January 1, 1996, are as follows:
                                       1997          1996
--------------------------------------------------------------
Revenues                           $176,072,000  $177,054,000
Net Income                           12,970,000    11,458,000
Net Income Per
  Common Share:
    Basic                                  0.99          0.84
    Diluted                                0.98          0.84


Note L-Sale of Assets

     During 1997, 1996 and 1995, the Company sold certain insurance accounts and other assets resulting in gains of approximately $2,475,000, $1,856,000 and $3,337,000, respectively. These amounts are included in other revenues in the statement of consolidated income.
Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

Note M-Commitments and Contingencies

     Included in cash and cash equivalents and premium deposits and credits due customers are approximately
$1,496,000 and $1,798,000 of funds held in escrow at December 31, 1997 and 1996, respectively. In addition, premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states in which the Company operates. The amount of cash and cash equivalents so restricted was approximately $6,149,000 and $9,462,000 at December 31,
1997 and 1996, respectively.
     There are in the normal course of business various outstanding commitments and contingent liabilities.
Management does not anticipate material losses as a result of such matters.
     The Company is generally involved in routine insurance policy related litigation. Several suits have been brought against the Company involving settlement of various insurance matters where customers are seeking both punitive and compensatory damages. Management, upon the advice of counsel, is of the opinion that such suits are substantially without merit, that valid defenses exist and that such litigation will not have a material effect on the consolidated financial statements.

Note N-Quarterly Results of Operations (Unaudited)

     The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996:


                                                        Three Months Ended1
(in thousands, except per share amounts)     March 31   June 30     Sept. 30    Dec. 31
----------------------------------------------------------------------------------------------

1997
  Total Revenues                             $47,913    $44,323     $41,850     $39,623
  Net Income                                   5,407      3,537       2,566       1,280
  Net Income Per Common Share:2
   Basic                                        0.41       0.27        0.20        0.10
   Diluted                                      0.40       0.27        0.19        0.10

1996
  Total Revenues                             $43,076    $37,936     $38,315     $38,916
  Net Income                                   5,162      2,674       2,241       1,329
  Net Income Per Common Share:2
   Basic                                        0.38       0.20        0.17        0.10
   Diluted                                      0.38       0.20        0.17        0.10


1. Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.
2. The 1996 and first three quarters of 1997 net income per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128,
"Earnings Per Share."




Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors
Hilb, Rogal and Hamilton Company

     We have audited the accompanying consolidated balance sheet of Hilb, Rogal and Hamilton Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb, Rogal and Hamilton Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Richmond, Virginia
February 11, 1998

Board of Directors & Officers

Board of Directors

Robert H. Hilb (1) (2) (3) (4)
Chairman
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

Andrew L. Rogal (1)
President and Chief Executive Officer
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

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

J.S.M. French (2)(3)(4)
President
Dunn Investment Company
Birmingham, Alabama

Thomas H. O'Brien (2)(3)(4)
Chairman and Chief Executive Officer
PNC Bank Corp.
Pittsburgh, Pennsylvania

Robert S. Ukrop (1)(4)
President and Chief Operating Officer
Ukrop's Super Markets, Inc.
Richmond, Virginia

Philip J. Faccenda (2)
Vice President and General Counsel, Emeritus
University of Notre Dame
Notre Dame, Indiana

Norwood H. Davis, Jr. (3)
Chairman of the Board and Chief Executive Officer
Trigon Healthcare, Inc.
Richmond, Virginia

     (1) Executive Committee Member
     (2) Compensation Committee Member
     (3) Audit Committee Member
     (4) Nominating Committee Member


Officers

Robert H. Hilb
Chairman

Andrew L. Rogal
President and Chief Executive Officer

Timothy J. Korman
Executive Vice President - Finance and Administration

John C. Adams, Jr.
Executive Vice President

Dianne F. Fox
Senior Vice President and Secretary

Carolyn Jones
Senior Vice President, Chief Financial Officer and Treasurer

Walter L. Smith
Vice President, General Counsel and Assistant Secretary

Vincent P. Howley
Vice President - Agency Financial Operations

Henry C. Kramer
Vice President - Human Resources

Robert J. Hilb
Vice President

Robert W. Blanton, Jr.
Assistant Vice President and Controller

Valerie C. Elwood
Assistant Vice President

Agency Locations


UNITED STATES


Alabama/Georgia Region
     Alabama
     Birmingham
          Fort Payne*
          Mobile*

     Georgia
     Atlanta
     Gainesville
     St. Simons Island
     Savannah

Florida Region
     Daytona Beach
     Fort Lauderdale
     Fort Myers
     Gainesville
     Orlando
     Tampa

Illinois
     Moline
          Chicago*

Mid-Atlantic Region
     Connecticut
     New Haven (2 locations)
          Middletown*
          Old Saybrook*

     Maryland
     Baltimore
     Rockville


     Pennsylvania
     Pittsburgh
          New York, New York*

     Virginia
     Richmond
          Norfolk*

New York
     Buffalo
          Rochester*
          Syracuse*

Northern California Region
     Fresno
          Bakersfield*
          Dinuba*
     Redwood City
          Newport Beach*
          Charlotte,
               North Carolina*
     San Rafael
          Sacramento*
          Santa Rosa*
          Truckee*
          Vallejo*

Oklahoma/Texas Region
     Oklahoma
     Oklahoma City
          Tulsa*


     Texas
     Amarillo
          Hereford*
     Corpus Christi
     Dallas
          Abilene*
     Houston
     McAllen
     Victoria
          Cuero*
          Edna*

Southwest Region
     Arizona
     Phoenix
          Flagstaff*
          Mesa*
          Tucson*

     California
     Ontario
     Palm Desert

     Colorado
     Denver

     Michigan
     Grand Rapids
     Port Huron
          Richmond*


CANADA

Edmonton, Alberta
Montreal, Quebec
Toronto, Ontario
Winnipeg, Manitoba
Vancouver, British Columbia

*Denotes Branch Offices

GENERAL INFORMATION

Form 10-K

Any shareholder wishing to obtain a copy of the Company's Form
10-K for the year ended December 31, 1997 as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary at the corporate address.

Annual Meeting

The Company's Annual Meeting of Shareholders will be held on May 5, 1998 at 10:00 A.M. at Crestar Bank, 919 East Main Street,
Richmond, Virginia.

Transfer Agent and Registrar

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 756-3353
www.chasemellon.com

Shareholder Inquiries

Communications regarding dividends, lost stock certificates, change of address, etc. should be directed to ChaseMellon Shareholder
Services. Other inquiries should be directed to the Secretary at the corporate address.

Outside Counsel

Williams, Mullen, Christian & Dobbins
Richmond, Virginia

Independent Auditors

Ernst & Young LLP
Richmond, Virginia

Corporate Headquarters

4235 Innslake Drive
P.O. Box 1220
Glen Allen, Virginia 23060-1220
(804) 747-6500
(804) 747-6046 fax
www.hrh.com

Shareholders

The Company's Common Stock has been publicly traded since July 15, 1987. It is traded on the New York Stock Exchange under the symbol "HRH."
As of December 31, 1997, there were 626 holders of record of the Company's Common Stock.

Market Price of Common Stock

High and low stock prices and dividends per share for the indicated quarters were:

                                                Cash
                             Sales Price      Dividends
Quarter Ended               High      Low      Declared
---------------------------------------------------------
1996
  March 31                 $14.00   $12.63       $.15
  June 30                   14.00    12.63        .15
  September 30              13.75    11.38        .15
  December 31               14.00    12.13        .155

1997
  March 31                 $13.88   $12.50       $.155
  June 30                   17.25    13.50        .155
  September 30              18.69    15.75        .155
  December 31               19.63    17.56        .155

(Back cover)

(Picture of Hilb, Rogal and Hamilton's Corporate Logo)

Hilb, Rogal and Hamilton Company
4235 Innslake Drive
P.O. Box 1220
Glen Allen, Virginia 23060-1220
804.747.6500
804.747.6046 fax