Form 10-K405, Exhibit 13
period 1999-12-31
HILB ROGAL & HAMILTON CO /VA/
filed 2000-03-28
CIK 814898

[HRH LOGO]

               Performance
             A POLICY PROVEN







                                             HILB, ROGAL AND
                                             HAMILTON COMPANY
                                             1999 ANNUAL REPORT

HILB, ROGAL AND HAMILTON COMPANY serves as an intermediary between our clients -- who are traditionally the middle-market businesses of the nation -- and insurance companies that underwrite client risks. With approximately 70 offices in the United States, Hilb, Rogal and Hamilton Company is able to assist clients in managing their risks in areas such as property and casualty, employee benefits and other areas of specialized exposure. Revenues are derived primarily from commissions received from insurance companies with whom client risk is placed. Support services related to risk transfer transactions are an additional revenue source. As an industry leader, the Company expands its business by developing new clients, providing additional services to current clients and maintaining a disciplined merger and acquisition strategy.

Financial Highlights                                1
Letter to Shareholders                              2
Performance Statement                               5
Mergers and Acquisitions                            8
Best Practices                                     12
New Products/Business Development                  16
Agency Locations                                   20
Financial Section                                  21

                  NET INCOME
                  PER SHARE
                  In Dollars


                  [BAR GRAPH - NET INCOME PER SHARE]


                  1995     1996     1997     1998     1999
                  ----     ----     ----     ----     ----

                  0.82     0.84     0.97     1.18     1.44



                  OPERATING CASH FLOW
                  PER SHARE
                  In Dollars


                  [BAR GRAPH - OPERATING CASH FLOW PER SHARE]


                  1995     1996     1997     1998     1999
                  ----     ----     ----     ----     ----

                  1.49     1.65     1.85     2.08     2.53


                  TOTAL REVENUE
                  In Millions of Dollars


                  [BAR GRAPH - TOTAL REVENUE]


                  1995     1996     1997     1998     1999
                  ----     ----     ----     ----     ----

                 143.5    153.0    168.4    175.4    227.2


                  NET INCOME
                  In Millions of Dollars

                  1995     1996     1997     1998     1999
                  ----     ----     ----     ----     ----


                  [BAR GRAPH - NET INCOME]


                  11.8     11.4     12.8     14.9     19.5


SELECTED FINANCIAL DATA
Hilb, Rogal and Hamilton Company and Subsidiaries

(in thousands, except per share amount)      1999                  1998
--------------------------------------------------------------------------------
Total Revenues                           $227,226              $175,364
Net Income                               $ 19,486              $ 14,945
Net Income Per Common Share:
  Basic                                  $   1.51              $   1.20
  Diluted                                $   1.44              $   1.18
Dividends Per Common Share               $   .655              $   .635
Total Assets                             $317,981              $188,066
Total Shareholders' Equity               $ 71,176              $ 45,710
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS

[PHOTO OF ANDREW ROGAL]

ANDREW ROGAL
Chairman and Chief Executive Officer

FOR HRH, 1999 WAS AN OUTSTANDING YEAR, EVIDENCED BY SIGNIFICANT VALUE CREATION.

For clients, value was created through improved service, more specialty lines and deeper risk management expertise; for insurers, through our broader distribution channels. For shareholders, value took the form of a well-executed strategic acquisition and record financial results. The acquisition and integration of American Phoenix Corporation (American Phoenix) is proving to be a classic combination in which the whole is greater than the sum of its parts. HRH now has the size and scope to command the full attention of the leading insurers and to provide the products and expertise required by the most demanding middle-market clients. Opportunities to create value in the future, and the determination to make it happen, have never been greater.

The highlight of our year was the acquisition in May of American Phoenix, formerly Phoenix Home Life Mutual Insurance Company's (Phoenix Home Life) property and casualty brokerage subsidiary. From a strategic standpoint, this was a model acquisition with benefits extending well beyond the addition of new offices and a new geographic region (the Northeast), and increased earnings per share. HRH inherited an entrepreneurial management team, complementary productivity and administrative tools and systems, additional insurance specialties and a new strategic shareholder, Phoenix Home Life, with which we are teaming to distribute selected insurance products.

The addition of American Phoenix, as well as internally generated growth, drove revenues up 29.6 percent for the year to $227.2 million from $175.4 million. Commissions and fees, excluding the effect of acquisitions and divestitures, increased 4.4 percent, an achievement best viewed in light of continued industry-wide softness in premiums, on which commissions are based. Net income for the year rose 30.4 percent to $19.5 million or $1.44 per share from $14.9 million or $1.18 per share. Excluding non-recurring items in both periods, net income per share was $1.29, up 22.9 percent from $1.05 a year ago. Operating cash flow (net income plus depreciation and amortization) for the year was $34.7 million or $2.53 per share, more than 75 percent above net income.

In 1998, we set up separate operating models for "value-based" businesses (customized middle-market products and risk management services) and "cost-based" businesses (standardized products, differentiated primarily by cost). In the cost-based businesses, which included personal and select commercial lines, we centralized key functions, which enhanced efficiency and profitability. In 1999, we focused on the value-based operating model. Soon after American Phoenix was acquired, we identified a common set of middle-market Best Practices, drawn from both firms, aimed at achieving a more systematic and value-added sales process, a more responsive service and support staff, and improved accountability for performance throughout the organization. Through our regional and line-of-business organizations, we began to introduce the Best Practices for Middle-Market program and the tools to measure its effectiveness. The rollout is expected to be completed in 2000.

Middle-market insurance and risk management services are and will remain businesses based on personal relationships. However, information technology, which enables the risks to be analyzed and monitored, applications processed, coverages selected, claims processed and loss experience monitored, underlies most of the operations. With the rise of the Internet, innovative networking and e-commerce, we believe technology will continue to make the process more effective and efficient. During 1999, HRH expanded its in-house information technology staff, which is responsible for bringing new technologies to our attention and overseeing their adoption.


NEW DISTRIBUTION CHANNELS

The Internet has created opportunities for nearly all businesses; the more information intense, the greater the potential. The insurance brokerage industry is a natural for Internet applications targeting consumers, employee benefits and business-to-business information exchange and transactions, and we are actively exploring various possibilities. In November, we announced our first web-based distribution channel, developed through a collaboration with Workplus.com. This employee communication service enables companies to distribute information pertaining to benefits, training and other material to their employees and to provide them with information and links for selected vendors of financial services, including insurance. Workplus.com is a cost-effective way of bringing human resource communication through the power of the Internet. Employees appreciate the convenient access to pre-selected vendors for financial services. HRH has begun marketing Workplus.com web sites to its commercial clients and prospects and offers insurance products directly to employees of those clients through their sites.

In 1999, HRH continued to explore possibilities for distributing insurance products through banks. Our initial focus was personal lines, offering competitive and convenient homeowners and auto insurance to bank mortgage customers. While we have made considerable progress, technology development has taken longer than expected. Following the enactment of the Financial Services Modernization Act in November, which ended the long-standing separation of the insurance, banking and securities industries in the United States, we began to evaluate the idea of offering middle-market insurance and risk management services in partnership with a bank. As with any new distribution channel, we are carefully considering the advantages to the insurance buyer, the partner and HRH, as well as the quality and efficiency of the process. We view the costs associated with evaluating and potentially launching such a program as investments in future growth.


2000 OUTLOOK

Over the past few years, HRH has been able to more than offset the effect of lower industry-wide premiums through a combination of new clients, new products and services, and, in 1998 and 1999, enhanced commission arrangements from our largest carriers. As industry market and loss conditions begin to show signs of change, volume-related and loss-sensitive commissions, at least for a while, will be less predictable. In 2000, we will continue to benefit from the addition of American Phoenix and from the rollout of our Best Practices program to all offices. In addition, we plan to continue broadening our product lines with more specialty, employee benefit and affinity group insurance programs, as well as develop and introduce new distribution channels. Finally, in view of the continuing consolidation opportunities among middle-market insurance brokerage agencies, acquisitions that strengthen our presence in existing markets, or open new markets or specialties, are an integral part of our growth plans. These varied initiatives, together with momentum in our existing business, enhance our confidence that our trendline growth objectives are achievable.

In closing, I want to thank all of the employees of HRH for their continued strong performance. Their dedication, energy and professionalism have been the driving force behind our success. The addition of the American Phoenix employees to the HRH family has strengthened our Company in both geographic reach and capabilities and I look forward to working with them in the years ahead.

On behalf of everyone at Hilb, Rogal and Hamilton Company, I thank you for your continued support. We look forward to bringing you even stronger results in the years to come.

Sincerely,

/s/ Andrew L. Rogal

Andrew L. Rogal
Chairman and Chief Executive Officer

[LOGO]


1999 WAS A RECORD-BREAKING YEAR FOR OUR COMPANY.


It was a year in which the marketplace first recognized the true value of the strategic plan HRH implemented four years ago.

OUR SUCCESS WAS EASY TO RECOGNIZE: We realized a record increase in shareholder value; successfully integrated a major acquisition; and launched new products, distribution systems and business initiatives. We look forward to continued strong performance in the years ahead.

[PHOTO OF ANDREW ROGAL]

"Our operating results are evidence that our policy of performance is proving itself."



"The implementation of our strategic plan has resulted in effective operating models and the creation of tremendous value for our Company and its
shareholders."   ANDREW ROGAL Chairman and Chief Executive Officer



                  NET INCOME Per Share
                  In Dollars



                     [NET INCOME PER SHARE LINE GRAPH]



                  ----------------------------------------
                  1995     1996     1997     1998     1999
                  ----------------------------------------
                  0.82     0.84     0.97     1.18     1.44
                  ----------------------------------------

At HRH, value creation has become the touchstone of our business -- by design. We've created an enormous amount of value this year by the continued implementation of our strategic plan: At HRH, we've increased operating earnings per share a minimum of 15 percent per year since 1997, and we intend to maintain this trendline growth objective. Our profit margins and revenues continue to improve despite competitive industry conditions. In addition, our stock price increased over 42 percent during 1999.

In 2000, in order to continue to create value for our clients and shareholders, our primary focus will be on the continued refinement of our operating models, mergers and acquisitions (M&A), the execution of Best Practices for the Middle Market and new products and business development.


MERGERS AND ACQUISITIONS

We grow to create value. The 1999 acquisition and subsequent integration of American Phoenix Corporation went extremely well and the combined company is operating as expected. As we head into 2000, our M&A philosophy is to acquire businesses that either enable us to expand our geographic base or to provide expanded specialties and services that meet the needs of current and prospective clients across our organization.


BEST PRACTICES FOR OUR CLIENTS

We operate to create value. The future belongs to the team with the best people. At HRH we're investing in our people and proven operational practices to create and maintain sales and service teams of unparalleled professionalism, who deliver unparalleled results for our clients.


NEW PRODUCTS/BUSINESS DEVELOPMENT

We innovate to create value. From e-commerce to partnerships with banks, we're developing new product offerings and distribution systems to meet the needs of existing clients and to expand our client base. For example, Workplus.com -- one of our e-commerce initiatives -- allows us to provide our commercial customers with a unique employee communication tool and to offer personal insurance products directly to employees of those clients.

TIMOTHY KORMAN Executive Vice President, Finance and Administration

[PHOTO OF TIMOTHY KORMAN]


"It's our disciplined approach to mergers and acquisitions and its proven success that will ultimately make a difference to our clients and shareholders. We're not just out there buying agencies."



Policy

Performance

Our approach to mergers and acquisitions is focused and limited to those companies that fit into our current operating models and strategic plan. At HRH, we're sticking with our core business and attracting companies that strengthen our regions and middle-market position or add to our specialty lines of business and increase our range of services.

It's this disciplined approach to mergers and acquisitions and its proven success that will ultimately make a difference to our clients and shareholders. In all of our mergers and acquisitions, our goal is for the new whole to be greater than the sum of its previous parts. We've found that ensuring a strategic fit, as well as a people fit, usually produces this positive outcome. HRH has grown through the acquisition of firms like us, who share the legacy of the independent American agency system, but who are looking to meld old traditions with the new in order to achieve optimum performance.

                            MERGERS AND ACQUISITIONS

                                     GROWING

"Today, our highest expectations are being realized: In HRH we have a national organization whose overall acquisition philosophy lets us continue to be entrepreneurs and grow. They don't stifle creativity. They don't stifle independence. They encourage it, and they look for us to make a difference in the organization."

[PHOTO OF JOHN JACOBS AND STEVEN GREENBERG]

John Jacobs, Senior Vice President, HRH of Connecticut

Steven Greenberg, Senior Vice President, HRH of Connecticut


1999 saw the successful integration of HRH's largest acquisition -- American Phoenix Corporation (APC). For HRH and APC, this was a textbook merger of what can only be described as mirror image companies, whose strategic and people fit couldn't have been closer. APC brought its sales culture, Northeast and Florida geographic base and affinity business to the union; HRH, its name recognition, distribution system and extensive carrier relationships.

Together, the mix has worked. The smooth APC/HRH transition attests to the fact that when you stick to your business and draw on the strengths of both organizations as you join forces, the risk for integration problems is low.

Jose Perez-Albela, Senior Vice President, HRH International and former Senior Vice President, American Phoenix Corporation, was pleasantly surprised at the smoothness of the transition, as well as its many benefits -- from increased business opportunities to more selling tools.

The APC acquisition and smooth integration demonstrates one side of HRH's M&A philosophy -- to acquire businesses that enable us to expand our geographic base among middle-market companies. The acquisition of Insurance Concepts of Connecticut, Inc. demonstrates the other side -- to acquire and develop more specializations and services that allow us to create value by leveraging the expertise across our markets.

For Steven Greenberg and John Jacobs, both former principals of Insurance Concepts of Connecticut, Inc., selling to HRH has allowed them to fulfill their dreams for the Insurance Concepts business. "Over 10 years, John and I built Insurance Concepts into one of the largest independent employee benefits agencies in Connecticut. We were looking to take the agency to the next level and to do that we had to either buy other agencies, hire more producers or sell," explains Greenberg.

However, if they sold, the principals didn't want to lose the entrepreneurial spark that allowed them to build Insurance Concepts, or their reputation for professionalism and integrity. In HRH, they saw a company that was built on the same foundation they built their own agency upon.

Jacobs and Greenberg continue, "In short, we saw an excellent match from our perspectives, as well as those of our employees and producers. Today, our highest expectations are being realized."

Other benefits of becoming part of HRH, say Greenberg and Jacobs, include many cross-selling opportunities, management infrastructure, as well as the clout with insurance carriers that comes from being part of a large, respected, national organization.


"When APC was first acquired, I was looking for negative aspects to the buyout and, in the end, couldn't find any. The fact is, we have a lot of new opportunities with HRH and the transition went very smoothly. Post acquisition, we're doing business as usual with more opportunities, more access to information, more ways to sell, and more tools. There are no gaps."

[PHOTO OF JOSE PEREZ-ALBELA]

Jose Perez-Albela, Senior Vice President, HRH International, Reinsurance
Division

MARTIN VAUGHAN, III President and Chief Operating Officer


[PHOTO OF MARTIN VAUGHAN, III]


"Through Best Practices, HRH is developing a company-wide sales culture centered on giving our sales professionals the sales materials, training and management skills necessary to win new accounts, provide the optimal service to current and future clients and operate efficiently."


Policy

Performance

HRH's Best Practices initiative is a blueprint for better performance: increased sales, higher closing ratios, more efficient operations and better service. Our Best Practices program covers 16 areas that specifically impact how we perform in the middle market. In addition, Best Practices provide us with a method of measuring sales success and a common, company-wide language for discussing sales opportunities.

Best Practices represent the importance of relationships at HRH. We know the future belongs to the team with the best people -- and the best-served clients. We value our relationships with our clients and are dedicated to providing them with true professionals, who can provide superior products and services. That's why we invested our time in 1999 to establish company-wide task forces to identify and develop Best Practices for our middlemarket clients. In 2000, we are investing our resources in providing the sales materials, training, management skills and producer recognition programs necessary for our producers to win new accounts, provide optimal service to our clients and operate efficiently -- in other words, to simply be the best.

                                 BEST PRACTICES

                                    OPERATING

"Today, price is not the main reason a client does business with you. It's the relationship you've developed with them over the years that is key -- the trust factor, the service factor, adding value to the relationship. Price is a consideration but it's not the determining factor. Best Practices allow me to be true to my relationships with my clients and to provide them with the value they deserve."


[PHOTO OF DAVE DEARDEUFF]

Dave Deardeuff,
Vice President and Producer,
HRH of Oklahoma City


From HRH agency presidents to producers, HRH's Best Practices initiative is already making a big difference, bottom line. As an agency president, Kim McGillicuddy, President and CEO, Hilb, Rogal and Hamilton Company of Connecticut, believes her role is to drive the sales process. Best Practices, she says, help her to do that.

For Dave Deardeuff, a top producer at HRH of Oklahoma City, the new tools that Best Practices provide are critical to ongoing success in a continually changing business. "I've been in the business for 17 years but our industry is changing every year and almost daily. To continue to be successful, you have to develop new skills. You can't live on what you've done in the past. Every day is a new challenge.

Best Practices provide us with critical new skills and updated information on a regular basis," says Deardeuff.

Both McGillicuddy and Deardeuff have only good words for the Miller-Heiman Strategic and Conceptual Sales Program, whose selling wisdom, based on understanding your prospect and developing long-term relationships, will reach all HRH producers, managers and account executives by summer 2000.

McGillicuddy says, "Miller-Heiman is imbedded into our sales process. It's a process that we all follow and it provides us with a common language and a way to recognize what works best and make it uniform throughout the organization. Miller-Heiman will be supported by additional training and sales support tools. We expect all of these initiatives to help increase our closing ratios. In the time we've been using Miller-Heiman alone, we've seen a significant increase in closing rates."

Miller-Heiman in general and HRH's Best Practices initiative in particular, believes Deardeuff, put the focus where it should be, on building long-term relationships. "Today, price is not the main reason a client does business with you. It's the relationship you've developed with them over the years that is key -- the trust factor, the service factor, adding value to the relationship. Price is a consideration but it's not the determining factor. Best Practices allow me to be true to my relationships with my clients and to provide them with the value they deserve," says Deardeuff.

"As an agency president, my role is to drive the sales process and Best Practices helps me to accomplish that goal. From a sales management perspective, Best Practices provide the information I need to effectively measure producers' sales performance and their overall profitability. This in turn results in higher margins and better accountability."

[PHOTO OF KIM MCGILLICUDDY]

Kim McGillicuddy, President and CEO, Hilb, Rogal and Hamilton Company of Connecticut

JOHN McGRATH Senior Vice President, New Products and Business Development

[PHOTO OF JOHN McGRATH]


"The ever-changing business environment demands that we constantly look to the future and create new ways to better serve our clients and develop new business products. That's the driving force behind our partnerships with banks and Workplus.com."

Policy

Performance

Innovation -- at HRH that's another way we're creating value for our customers and shareholders. In 1999, bank deregulation and e-commerce gave rise to our most recent innovations -- business partnerships with banks and Workplus.com.

Our exclusive bank partnerships will allow us access to a new stream of qualified, middle-market, commercial prospects. They represent yet another way for HRH to serve the middle market with tailor-made products and risk management services. Our collaboration with Workplus.com allows us to provide our commercial customers with a unique, web-based employee communication tool, which includes the ability to offer personal insurance products directly to employees of those clients.

Because our personal relationships with clients remain paramount, we at HRH recognize new needs created by the rise of the Internet, innovative networking and e-commerce. In 1999, we expanded our in-house information technology staff and we are prepared to manage the unique risk exposures faced by innovative clients who market through the Internet.

                      NEW PRODUCTS AND BUSINESS DEVELOPMENT

                                   INNOVATING

"In collaborating with HRH on Workplus.com, we're doing what we do best, which is to manufacture, create and administer this very high quality product. They're doing what they do best, which is identify and service their clients' needs. It's a perfect match."

[PHOTO OF RICHARD SHAW]

Richard Shaw, President, Workplus.com

HRH is offering a new and exclusive product to its commercial lines middle-market clients -- Workplus.com. This innovative tool is making it easier for HRH producers to get appointments with new accounts and stimulating fresh dialogue with old accounts.

Workplus.com provides commercial clients with easy to manage, rapid to deploy, user-friendly employee communication web sites, which are secure and reasonably priced. A distinguishing characteristic of these sites is that their content can be completely controlled by the client's nontechnical staff. No programmers are required and there is no equipment or software to buy.

Richard Shaw, President of Workplus.com, says the product is ideal for employers who have a desire and a need to communicate with their employees on the Web about generic topics. Information typically posted to the site includes employee manuals, job postings, company calendars, newsletters and employee benefit information.

In addition, Workplus.com makes it possible for HRH to sell its retail insurance products to employees of those middle-market clients. "On the sites, there is a subtle menu of hyperlinks to personal financial products that are important to employees, such as auto, homeowners and life insurance; mortgages; and credit cards," says Shaw.

Shaw says collaborating with HRH to bring this new product to the market has been a perfect match. "As a result of our affiliation with HRH, we have adapted and evolved the product to more closely fit the needs of their middle-market clients. We've made evolutionary and adaptive changes to make it fit like a glove."

For the major accounts of Hall Vetterlein, President of HRH of Philadelphia, the Internet has created new and unusual risk exposures: theft of intellectual property, credit card fraud and unauthorized access, to name a few. While Vetterlein's groundbreaking e-commerce clients' businesses and needs are relatively unique right now, he thinks it won't be long before their risk management concerns are most businesses' concerns.

"It's only a matter of time until e-commerce has an impact on most businesses. While not all businesses will operate exclusively on line, most will use a web site as a supplementary means of marketing their products. This will expose them to new risks," says Vetterlein.

Vetterlein believes it's crucial for middle-market intermediaries to be able to recognize and develop risk management strategies for the new exposures e-commerce businesses face and be able to explain them to their clients. "At HRH, because we make it our business to anticipate our clients' changing needs, we're ready to offer the latest insurance and risk management solutions," says Vetterlein.

"There is clearly an evolution going on from the old economy to a new e-commerce-based economy. It's crucial for middle-market intermediaries to be able to recognize and develop risk management strategies for the new exposures e-commerce businesses face and be able to explain them to their clients. At HRH, because we make it our business to anticipate our clients' changing needs, we're ready to offer the latest insurance and risk management solutions."

[PHOTO OF HALL VETTERLEIN]

Hall Vetterlein, President,
HRH of Philadelphia

20       HRH Agency Locations



NORTHEAST REGION

                     Hamden, Connecticut
                   Hartford, Connecticut
               Old Saybrook, Connecticut
                   Lowell, Massachusetts
                  Bordentown, New Jersey
                   Fairfield, New Jersey
                     Marlton, New Jersey
                   Mt. Holly, New Jersey
                  Northfield, New Jersey
                       Buffalo, New York
                     Jamestown, New York
                      New York, New York
                     Rochester, New York
                       Syosett, New York
                      Syracuse, New York


WEST REGION

                      Flagstaff, Arizona
                           Mesa, Arizona
                        Phoenix, Arizona
                         Tuscon, Arizona
                 Bakersfield, California
                     Concord, California
                      Dinuba, California
                      Fresno, California
               Newport Beach, California
                      Novato, California
                     Ontario, California
                 Palm Desert, California
                Redwood City, California
                  Sacramento, California
                  Santa Rosa, California
                     Truckee, California
                        Denver, Colorado
                       Chicago, Illinois
                        Moline, Illinois
                  Grand Rapids, Michigan
                    Port Huron, Michigan
               Charlotte, North Carolina


MID-ATLANTIC REGION

                    District of Columbia
                     Baltimore, Maryland
              Chambersburg, Pennsylvania
              Philadelphia, Pennsylvania
                Pittsburgh, Pennsylvania
                   Wexford, Pennsylvania
                       Norfolk, Virginia
                      Richmond, Virginia


TEXAS/OKLAHOMA REGION

                 Oklahoma City, Oklahoma
                         Amarillo, Texas
                   Corpus Christi, Texas
                            Cuero, Texas
                           Dallas, Texas
                         Hereford, Texas
                          Houston, Texas
                          McAllen, Texas
                         Victoria, Texas


ALABAMA/GEORGIA REGION

                     Birmingham, Alabama
                     Fort Payne, Alabama
                     Huntsville, Alabama
                         Mobile, Alabama
                        Atlanta, Georgia
                    Gainesville, Georgia
              St. Simons Island, Georgia
                       Savannah, Georgia


FLORIDA REGION

                     Fort Myers, Florida
                    Gainesville, Florida
                          Miami, Florida
                        Orlando, Florida
                       Sarasota, Florida
                    Tallahassee, Florida
                          Tampa, Florida

                                    Financial

                                FINANCIAL SECTION

22





23       Selected Financial Data

24       Management's Discussion and Analysis

27       Consolidated Balance Sheet

28       Statement of Consolidated Income

29       Statement of Consolidated Shareholders' Equity

30       Statement of Consolidated Cash Flows

31       Notes to Consolidated Financial Statements

40       Report of Independent Auditors

41       Board of Directors and Officers

42       General Information

                                                  SELECTED FINANCIAL DATA     23
                        Hilb, Rogal and Hamilton Company and Subsidiaries



Year Ended December 31                                    1999            1998(3)         1997(3)         1996(3)         1995(3)
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Statement of Consolidated Income Data:(1)

Commissions and fees                                  $219,293        $170,203        $163,262        $148,692        $136,910
Investment income                                        2,046           1,579           1,740           1,533           2,077
Other(2)                                                 5,887           3,582           3,411           2,742           4,515
                                                      -----------------------------------------------------------------------------
Total revenues                                         227,226         175,364         168,413         152,967         143,502

Compensation and employee benefits                     125,577          98,478          96,240          88,406          82,761
Other operating expenses                                49,500          41,286          40,181          36,675          33,619
Amortization of intangibles                             10,690           7,919           8,110           7,596           6,966
Interest expense                                         6,490           2,317           2,037           1,245             559
Integration costs                                        1,900              --              --              --              --
                                                      -----------------------------------------------------------------------------
Total expenses                                         194,157         150,000         146,568         133,922         123,905
                                                      -----------------------------------------------------------------------------
Income before income taxes                              33,069          25,364          21,845          19,045          19,597
Income taxes                                            13,583          10,419           9,055           7,639           7,768
                                                      -----------------------------------------------------------------------------

Net income                                            $ 19,486        $ 14,945        $ 12,790        $ 11,406        $ 11,829
                                                      =============================================================================
Net income per Common Share:
         Basic                                        $   1.51        $   1.20        $   0.98        $   0.84        $   0.82
                                                      =============================================================================
         Diluted                                      $   1.44        $   1.18        $   0.97        $   0.84        $   0.82
                                                      =============================================================================

Weighted average number of shares outstanding:
         Basic                                          12,876          12,497          13,099          13,500          14,470
         Diluted                                        14,007          12,709          13,215          13,526          14,480

Dividends paid per Common Share                       $  0.655        $  0.635        $   0.62        $  0.605        $   0.57

Consolidated Balance Sheet Data:
Intangible assets, net                                $184,048        $ 87,471        $ 82,170        $ 80,006        $ 60,854
Total assets                                           317,981         188,066         181,607         181,475         163,249
Long-term debt, less current portion                   111,826          43,658          32,458          27,196          11,750
Other long-term liabilities                             10,672          10,192           9,537           9,870           7,514
Total shareholders' equity                              71,176          45,710          51,339          55,298          56,646

1. See Note J of Notes to Consolidated Financial Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during the years ended December 31, 1996 and 1995, the Company consummated fifteen and fourteen purchase acquisitions, respectively.

2. During 1999, 1998, 1997, 1996 and 1995 the Company sold certain insurance accounts and other assets resulting in gains of approximately $4,906,000, $2,638,000, $2,475,000, $1,856,000 and $3,337,000, respectively.

3. In accordance with industry practice, the Company has changed its reporting to state revenues net of commissions paid to outside brokers; amounts for the years 1995 through 1998 have been restated.

24 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         Hilb, Rogal and Hamilton Company and Subsidiaries



The income of an insurance agency business such as the Company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Decreases in premium rates result directly in revenue decreases to the Company. Since 1987, the property and casualty insurance industry has been in a "soft market," during which the underwriting capacity of insurance companies expanded, stimulating an increase in competition and a decrease in premium rates and related commissions and fees. The effect of the softness in rates on the Company's revenues has been offset by the Company's acquisitions and new business programs. Management cannot predict the timing or extent of premium pricing changes due to market conditions or their effects on the Company's operations in the future.

On May 3, 1999, the Company acquired all of the issued and outstanding shares of common stock of American Phoenix Corporation (American Phoenix), a subsidiary of Phoenix Home Life Mutual Insurance Company, from Phoenix Home Life Mutual Insurance Company and Martin L. Vaughan, III. The assets and liabilities of American Phoenix have been revalued to their respective fair market values. The financial statements of the Company reflect the combined operations of the Company and American Phoenix from the closing date of the acquisition.


RESULTS OF OPERATIONS

Total revenues for 1999 were $227.2 million, an increase of $51.9 million or 29.6% over 1998. For 1998, total revenues were $175.4 million, an increase of $7.0 million or 4.1% from 1997.

Commissions and fees for 1999 were $219.3 million, or 28.8% higher than 1998. Approximately $52.2 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $10.4 million from the sale of certain offices and accounts in 1999 and 1998. Excluding the effects of acquisitions and dispositions, commissions and fees increased 4.4%.

Commissions and fees for 1998 were $170.2 million, or 4.3% higher than 1997. Approximately $6.5 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $7.4 million from the sale of certain offices and accounts in 1998 and 1997. Excluding the effects of acquisitions and dispositions, commissions and fees increased 5.0%.

Investment and other income increased by $2.8 million in 1999 and remained level in 1998. These amounts include gains of $4.9 million, $2.6 million and $2.5 million in 1999, 1998 and 1997, respectively, from the sale of certain offices, insurance accounts and other assets.

Total operating expenses for 1999 were $194.2 million, an increase of $44.2 million or 29.4% from 1998. For 1998, total operating expenses were $150.0 million, an increase of $3.4 million or 2.3% from 1997.

Compensation and employee benefits costs for 1999 were $125.6 million, an increase of $27.1 million or 27.5% from 1998. Increases include approximately $28.6 million related to purchase acquisitions and amounts related to revenue growth offset by decreases of $5.3 million related to offices sold in 1999 and 1998. Compensation and employee benefits costs for 1998 were $98.5 million, an increase of $2.2 million or 2.3% from 1997. Increases include approximately $3.2 million related to purchase acquisitions, amounts related to revenue growth and $1.7 million in incentive compensation related to improved operating results offset by decreases of $4.5 million related to offices sold in 1998 and 1997.

Other operating expenses for 1999 were $49.5 million, or 19.9% higher than 1998. Increases relate primarily to purchase acquisitions and costs associated with revenue growth offset in part by the sale of certain offices in 1999 and 1998.

Other operating expenses for 1998 were $41.3 million, or 2.7% higher than 1997. Increases relate primarily to purchase acquisitions and costs associated with revenue growth offset in part by the sale of certain offices in 1998 and 1997 and consulting fees totaling $1.0 million in 1997 related to the Company's strategic plan.

Amortization expense reflects the amortization of expiration rights, an intangible asset acquired in the purchase of insurance agencies, non-compete agreements, goodwill and other intangible assets. Amortization expense increased by $2.8 million or 35.0% in 1999 and decreased by $0.2 million or 2.4% in 1998 which is attributable to purchase acquisitions consummated during 1999, 1998 and 1997 offset by decreases related to the sale of certain offices and amounts which became fully amortized in those years.

Interest expense increased by $4.2 million or 180.1% in 1999 and remained level in 1998. The increase is due to additional bank borrowings and the issuance of Convertible Subordinated Debentures utilized to finance the American Phoenix acquisition.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND       25
        RESULTS OF OPERATIONS
        Hilb, Rogal and Hamilton Company and Subsidiaries



During the second quarter of 1999, integration costs of $1.9 million were recorded related to severance, lease termination costs and other costs necessary to integrate the operations of American Phoenix with the Company.

The effective tax rates for the Company were 41.1% in 1999, 41.1% in 1998 and 41.5% in 1997. An analysis of the effective income tax rates is presented in "Note F--Income Taxes" of Notes to Consolidated Financial Statements.

Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the Company's operations.


LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations totaled $17.3 million, $19.6 million and $21.0 million for the years ended December 31, 1999, 1998 and 1997, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.

The Company has historically generated sufficient funds internally to finance capital expenditures. Cash expenditures for the acquisition of property and equipment were $6.6 million, $5.0 million and $2.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. The timing and extent of the purchase of investments is dependent upon cash needs and yields on alternate investments and cash equivalents. In addition, during 1999 and 1998, total proceeds from maturities of investments exceeded purchases of investments by $1.8 million and $0.4 million, respectively, as the Company utilized these funds for the repurchase of Common Stock of the Company and the acquisition of insurance agencies. Cash outlays related to the purchase of insurance agencies accounted for under the purchase method of accounting amounted to $33.7 million, $10.4 million and $9.3 million in the years ended December 31, 1999, 1998 and 1997, respectively. Cash outlays for such insurance agency acquisitions have been funded primarily through operations and from long-term borrowings. In addition, a portion of the purchase price of such acquisitions may be paid through Common Stock, deferred cash payments and, in the case of the American Phoenix acquisition, issuance of Convertible Subordinated Debentures, see "Note J--Acquisitions" of the Notes to Consolidated Financial Statements. Cash proceeds from the sales of certain offices, insurance accounts and other assets totaled $5.6 million, $8.9 million and $6.5 million in the years ended December 31, 1999, 1998 and 1997, respectively. The Company did not have any material capital expenditure commitments as of December 31, 1999.

Financing activities provided (utilized) cash of $21.1 million, ($16.4) million and ($16.0) million for the years ended December 31, 1999, 1998 and 1997, respectively, as the Company borrowed funds to finance the American Phoenix acquisition, made scheduled debt payments and annually increased its dividend rate. In addition, during 1999, 1998 and 1997, the Company repurchased 270,700, 1,045,280 and 700,000, respectively, shares of its Common Stock under a stock repurchase program. The Company is currently authorized to purchase an additional 506,800 shares and anticipates that it will continue to repurchase shares in 2000. The Company has a bank credit agreement for $110.0 million under which loans are due in various amounts through 2004 and $28.5 million of 5.25% Convertible Subordinated Debentures due 2014. At December 31, 1999, there were loans of $78.0 million outstanding under the bank agreement.

The Company had a current ratio (current assets to current liabilities) of 0.89 to 1.00 as of December 31, 1999. Shareholders' equity of $71.2 million at December 31, 1999, increased from $45.7 million at December 31, 1998, and the debt to equity ratio of 1.57 to 1.00 at December 31, 1999 increased from the last year-end ratio of 0.96 to 1.00 due to the above mentioned increase in borrowings under the bank credit agreement, issuance of Convertible Subordinated Debentures and the issuance of $17.0 million of stock related to the American Phoenix acquisition offset by the impact of the aforementioned Common Stock repurchase program.

The Company believes that cash generated from operations, together with proceeds from borrowings, will provide sufficient funds to meet the Company's short- and long-term funding needs.


MARKET RISK

The Company has certain investments and utilizes derivative financial instruments which are subject to market risk; however, the Company believes that exposure to market risk associated with these instruments is not material.


IMPACT OF YEAR 2000

In prior years, the Company discussed its plans and progress related to achieving year 2000 readiness. During 1999, the Company completed all phases of this plan. The Company experienced no significant disruptions from mission critical systems or third party vendors. As of December 31, 1999, the Company had spent approximately $4.6 million in connection with remediating its systems. The Company is not aware of any material problems resulting from year 2000 issues, either with its internal systems or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any year 2000 matters that may arise are addressed promptly.

26 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         Hilb, Rogal and Hamilton Company and Subsidiaries



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

While forward-looking statements are provided to assist in the understanding of the Company's anticipated future financial performance, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond the Company's control. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Risk factors and uncertainties that might cause such a difference include, but are not limited to the following: the Company's commission revenues are highly dependent on premium rates charged by insurers, which are subject to fluctuation; the continuation of the "soft market" during which the underwriting capacity of insurance companies has expanded causing increased competition and decreased premium rates and related commissions and fees; carrier override and contingent commissions are less predictable than usual; continued low interest rates will reduce income earned on invested funds; the insurance intermediary business is extremely competitive with a number of competitors being substantially larger than the Company; the alternative insurance market continues to grow; the Company's revenues vary significantly from quarter to quarter as a result of the timing of policy renewals and the net effect of new and lost business production; the general level of economic activity can have a substantial impact on the Company's renewal business. The Company's continued growth has also been enhanced through acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to the Company.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

                                                CONSOLIDATED BALANCE SHEET    27
                         Hilb, Rogal and Hamilton Company and Subsidiaries



December 31                                                                  1999                1998
-----------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

  Cash and cash equivalents, including $14,619,000
     and $10,951,000, respectively, of restricted funds              $ 22,336,722        $ 19,394,958
  Investments                                                           2,939,238           3,383,742
  Receivables:
   Premiums, less allowance for doubtful accounts of
     $1,456,000 and $1,505,000, respectively                           61,853,039          45,313,620
   Other                                                               13,418,165           6,257,370
                                                                     --------------------------------
                                                                       75,271,204          51,570,990
  Prepaid expenses and other current assets                            10,653,387           3,852,095
                                                                     --------------------------------
   TOTAL CURRENT ASSETS                                               111,200,551          78,201,785

INVESTMENTS                                                             1,761,463           3,068,140
                                                                     --------------------------------

PROPERTY AND EQUIPMENT, NET                                            15,412,623          12,387,194

INTANGIBLE ASSETS                                                     229,130,542         131,800,607
  Less accumulated amortization                                        45,082,914          44,329,974
                                                                     --------------------------------
                                                                      184,047,628          87,470,633
OTHER ASSETS                                                            5,559,054           6,938,074
                                                                     --------------------------------
                                                                     $317,981,319        $188,065,826
                                                                     ================================

LIABILITIES AND SHAREHOLDERS' EQUITY
current liabilities
  Premiums payable to insurance companies                            $ 87,752,334        $ 65,436,784
  Accounts payable and accrued expenses                                17,496,667          13,025,426
  Premium deposits and credits due customers                           15,192,499           7,765,575
  Current portion of long-term debt                                     3,865,137           2,277,479
                                                                     --------------------------------
   TOTAL CURRENT LIABILITIES                                          124,306,637          88,505,264

LONG-TERM DEBT                                                        111,826,434          43,658,306

OTHER LONG-TERM LIABILITIES                                            10,672,472          10,191,881

SHAREHOLDERS' EQUITY
  Common Stock, no par value; authorized 50,000,000 shares;
   outstanding 13,058,978 and 12,117,412 shares, respectively          18,248,712           3,831,208
  Retained earnings                                                    52,927,064          41,879,167
                                                                     --------------------------------
                                                                       71,175,776          45,710,375
                                                                     --------------------------------
                                                                     $317,981,319        $188,065,826
                                                                     ================================

See notes to consolidated financial statements.

28       STATEMENT OF CONSOLIDATED INCOME
         Hilb, Rogal and Hamilton Company and Subsidiaries


Year Ended December 31                            1999                1998                1997
----------------------------------------------------------------------------------------------
REVENUES

  Commissions and fees                    $219,293,008        $170,202,554        $163,262,846
  Investment income                          2,045,596           1,578,782           1,739,578
  Other                                      5,887,335           3,582,345           3,410,891
                                          ----------------------------------------------------
                                           227,225,939         175,363,681         168,413,315


OPERATING EXPENSES

  Compensation and employee benefits       125,576,664          98,478,098          96,239,782
  Other operating expenses                  49,500,824          41,285,499          40,181,339
  Amortization of intangibles               10,690,269           7,919,355           8,110,010
  Interest expense                           6,489,645           2,317,195           2,037,338
  Integration costs                          1,900,000                  --                  --
                                          ----------------------------------------------------
                                           194,157,402         150,000,147         146,568,469
      INCOME BEFORE INCOME TAXES            33,068,537          25,363,534          21,844,846

  Income Taxes                              13,582,740          10,418,469           9,054,995
                                          ----------------------------------------------------
      NET INCOME                          $ 19,485,797        $ 14,945,065        $ 12,789,851
                                          ====================================================

      NET INCOME PER COMMON SHARE:
         BASIC                            $       1.51        $       1.20        $       0.98
                                          ====================================================

         DILUTED                          $       1.44        $       1.18        $       0.97
                                          ====================================================


See notes to consolidated financial statements.

                           STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY     29
                        Hilb, Rogal and Hamilton Company and Subsidiaries


                                                      Common Stock    Retained Earnings
---------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1997                            $ 25,266,279         $ 30,031,992

  Issuance of 192,446 shares of Common Stock             2,895,697

  Purchase of 700,000 shares of Common Stock           (11,338,557)
  Payment of dividends ($.62 per share)                                      (8,023,705)
  Other                                                   (282,958)
  Net income                                                                 12,789,851
                                                      ---------------------------------

BALANCE AT DECEMBER 31, 1997                            16,540,461           34,798,138

  Issuance of 349,669 shares of Common Stock             5,684,404
  Purchase of 1,045,280 shares of Common Stock         (18,672,302)
  Payment of dividends ($.635 per share)                                     (7,864,036)
  Other                                                    278,645
  Net income                                                                 14,945,065
                                                      ---------------------------------

BALANCE AT DECEMBER 31, 1998                             3,831,208           41,879,167

  Issuance of 1,212,266 shares of Common Stock          20,634,046
  Purchase of 270,000 shares of Common Stock            (6,216,542)
  Payment of dividends ($.655 per share)                                     (8,437,900)
  Net income                                                                 19,485,797
                                                      ---------------------------------

BALANCE AT DECEMBER 31, 1999                          $ 18,248,712         $ 52,927,064
                                                      =================================


See notes to consolidated financial statements.

30       STATEMENT OF CONSOLIDATED CASH FLOWS
         Hilb, Rogal and Hamilton Company and Subsidiaries



Year Ended December 31                                                    1999                 1998                 1997
------------------------------------------------------------------------------------------------------------------------
  OPERATING ACTIVITIES

  Net income                                                      $ 19,485,797         $ 14,945,065         $ 12,789,851
  Adjustments to reconcile net income to net cash provided
   by operating activities:
     Amortization of intangible assets                              10,690,269            7,919,355            8,110,010
     Depreciation and amortization                                   4,501,081            3,589,957            3,557,298
                                                                  ------------------------------------------------------
     Net income plus amortization and depreciation                  34,677,147           26,454,377           24,457,159

     Provision for losses on receivables                               402,226              560,262              383,670
     Provision for deferred income taxes                               972,342             (503,796)            (397,674)
     Gain on sale of assets                                         (4,906,173)          (2,637,829)          (2,474,894)
     Changes in operating assets and liabilities
      net of effects from insurance agency acquisitions
      and dispositions:
        (Increase) decrease in accounts receivable                  11,372,878           (5,991,755)           3,784,756
        (Increase) decrease in prepaid expenses                     (4,014,117)            (460,178)             197,802
        Increase (decrease) in premiums payable to
         insurance companies                                       (27,232,583)           2,562,095           (2,115,712)
        Increase (decrease) in premium deposits
         and credits due customers                                   7,278,076               13,073           (1,197,195)
        Increase (decrease) in accounts payable
         and accrued expenses                                       (4,080,753)             405,635           (1,178,335)
        Other operating activities                                   2,802,707             (752,315)            (475,547)
                                                                  ------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                           17,271,750           19,649,569           20,984,030

  INVESTING ACTIVITIES

  Purchase of held-to-maturity investments                          (2,116,165)            (444,281)          (3,549,631)
  Proceeds from maturities and calls of held-to-
   maturity investments                                              3,867,344              833,593            5,640,804
  Proceeds from sale of available-for-sale investments                      --                   --              260,000
  Purchase of property and equipment                                (6,587,055)          (4,978,966)          (2,135,837)
  Purchase of insurance agencies, net of cash acquired             (33,681,000)         (10,446,138)          (9,309,760)
  Proceeds from sale of assets                                       5,635,066            8,912,516            6,546,661
  Other investing activities                                        (2,519,849)               2,403              115,892
                                                                  ------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                              (35,401,659)          (6,120,873)          (2,431,871)

  FINANCING ACTIVITIES

  Proceeds from long-term debt                                     106,000,000           18,975,000            7,750,668
  Principal payments on long-term debt                             (73,976,681)         (11,071,664)          (5,329,866)
  Repurchase of Common Stock                                        (6,216,542)         (18,672,302)         (11,338,557)
  Dividends                                                         (8,437,900)          (7,864,036)          (8,023,705)
  Other financing activities                                         3,702,796            2,184,404              929,787
                                                                  ------------------------------------------------------
NET CASH PROVIDED BY(USED IN) FINANCING ACTIVITIES                  21,071,673          (16,448,598)         (16,011,673)
                                                                  ------------------------------------------------------
   INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS                                            2,941,764           (2,919,902)           2,540,486
   Cash and cash equivalents at beginning of year                   19,394,958           22,314,860           19,774,374
                                                                  ------------------------------------------------------
   CASH AND CASH EQUIVALENTS AT END OF YEAR                       $ 22,336,722         $ 19,394,958         $ 22,314,860
                                                                  ======================================================

See notes to consolidated financial statements.

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     31
                        Hilb, Rogal and Hamilton Company and Subsidiaries



December 31, 1999

Hilb, Rogal and Hamilton Company (the Company), a Virginia corporation, operates as a network of wholly-owned subsidiary insurance agencies located in 18 states. Its principal activity is the performance of retail insurance services which involves placing various types of insurance, including property, casualty, marine, aviation, and employee benefits, with insurance underwriters on behalf of its clients.


NOTE A

SIGNIFICANT ACCOUNTING POLICIES


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

Property and Equipment: Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over estimated useful lives (30 to 33 years for buildings, 4 to 7 years for equipment). Leasehold improvements are generally amortized using a straight-line method over the term of the related lease.

Intangible Assets: Intangible assets arising from acquisitions accounted for as purchases principally represent expiration rights, the excess of costs over the fair value of net assets acquired and noncompetition agreements. The cost of such assets is being amortized principally on a straight-line basis over periods ranging up to 40 years. The carrying value of the Company's intangible assets is periodically reviewed to ensure that there are no conditions which exist indicating that the recorded amount of intangible assets is not recoverable from future undiscounted cash flows.

32       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         Hilb, Rogal and Hamilton Company and Subsidiaries



Accounting for Stock-Based Compensation: The Company continues to account for its employee stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25).

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123), established accounting and disclosure requirements using a fair value based method of accounting for employee stock options. The effect of applying Statement No. 123's fair value method to the Company's employee stock options does not result in net income and net income per share that are materially different from amounts reported. Accordingly, the pro forma disclosures required by Statement No. 123 have not been included in the footnotes to the financial statements.

Fair Value of Financial Instruments: The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable and accrued expenses and long-term debt approximate those assets' and liabilities' fair values. Fair values for investment securities and interest rate swaps are based on quoted market prices and are disclosed in Notes B and D, respectively.

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

Income Taxes: The Company files a consolidated federal income tax return with its subsidiaries. Deferred taxes result from temporary differences between the income tax and financial statement bases of assets and liabilities and are based on tax laws as currently enacted.

Accounting Pronouncements: In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the new statement will have a significant effect on earnings or the financial position of the Company.

Reclassifications: In accordance with industry practice, the Company has changed its reporting to state revenues net of commissions paid to outside brokers. Amounts for the prior periods have been classified to conform to current year presentation.

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     33
                        Hilb, Rogal and Hamilton Company and Subsidiaries



NOTE B

INVESTMENTS

The following is a summary of held-to-maturity investments included in current and long-term assets on the consolidated balance sheet:

                                                                          Held-to-Maturity Investments
                                                              ---------------------------------------------------
                                                                                Gross         Gross
                                                                           Unrealized    Unrealized          Fair
December 31, 1999                                                   Cost        Gains        Losses         Value
-----------------------------------------------------------------------------------------------------------------
Obligations of states and political subdivisions              $3,057,000      $10,000       $    --   $ 3,067,000
Certificates of deposit and other                              1,644,000           --            --     1,644,000
                                                              ---------------------------------------------------
                                                              $4,701,000      $10,000       $    --   $ 4,711,000
                                                              ===================================================

                                                                          Held-to-Maturity Investments
                                                              ---------------------------------------------------
                                                                                Gross         Gross
                                                                           Unrealized    Unrealized          Fair
December 31, 1999                                                   Cost        Gains        Losses         Value
-----------------------------------------------------------------------------------------------------------------
Obligations of states and political subdivisions              $4,719,000      $64,000       $    --   $ 4,783,000
Certificates of deposit and other                              1,733,000           --            --     1,733,000
                                                              ---------------------------------------------------
                                                              $6,452,000      $64,000       $    --   $ 6,516,000
                                                              ===================================================

The amortized cost and fair value of held-to-maturity investments at December 31, 1999, by contractual maturity, are as follows. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Held-to-Maturity Investments        Cost     Fair Value
----------------------------------------------------------
Due in one year              $ 2,939,000     $2,944,000
Due after one year
  through five years           1,762,000      1,767,000
----------------------------------------------------------
                             $ 4,701,000     $4,711,000
==========================================================

NOTE C

PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                            1999               1998
-------------------------------------------------------------------
Furniture and equipment              $31,747,000        $28,830,000
Buildings and land                     2,688,000          3,350,000
Leasehold improvements                 3,424,000          2,376,000
-------------------------------------------------------------------
                                      37,859,000         34,556,000
-------------------------------------------------------------------
Less accumulated depreciation
  and amortization                    22,446,000         22,169,000
-------------------------------------------------------------------
                                     $15,413,000        $12,387,000
===================================================================




NOTE D

LONG-TERM DEBT


                                               1999                1998
-----------------------------------------------------------------------
Notes payable to banks,
  interest currently 7.00%
  to 7.375%                            $ 78,000,000        $ 40,000,000

5.25% Convertible Subordinated
  Debentures due 2014, with a
  conversion price of $22.75,
  callable 2009                          28,594,000                  --
Installment notes payable
  incurred in acquisitions
  of insurance agencies,
  4.24% to 8.0%, due in
  various installments, to 2003           8,909,000           5,651,000
Installment notes payable,
  6.25% to 6.50%, due in
  various installments, to 2003             189,000             284,000
                                       --------------------------------
                                        115,692,000          45,935,000
      Less current portion                3,865,000           2,277,000
                                       --------------------------------
                                       $111,827,000        $ 43,658,000
                                       ================================

34       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         Hilb, Rogal and Hamilton Company and Subsidiaries



Maturities of long-term debt for the four years ending after December 31, 2000 are $3,002,000 in 2001; $1,170,000 in 2002; $6,647,000 in 2003; $71,750,000 in
2004 and $29,258,000 beyond 2004.

Interest paid was $6,674,000, $2,321,000 and $3,437,000 in 1999, 1998 and 1997,
respectively.

The Company entered into a credit agreement with five banks that allows for borrowings of up to $110,000,000 consisting of a term loan facility of $45,000,000 and a revolving credit facility in the aggregate principal amount of $65,000,000, both of which bear interest at variable rates. The term portion of the facility is payable quarterly beginning September 30, 2000 with the final payment due June 30, 2004. The revolving credit facility is due in 2004. At December 31, 1999, $78,000,000 was borrowed under this agreement. This credit agreement contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on merger activity, indebtedness, investments, payment of dividends and repurchase of Common Stock.

The Company entered into two interest rate swap agreements effective June 17, 1999 to manage interest rate exposure on its long-term debt. The swap agreements are contracts to exchange floating rate for fixed rate interest payments periodically over the life of the agreement without the exchange of the underlying combined notional amount of $45,000,000, which amortizes quarterly by $937,500 beginning September 30, 2000 through their maturity on June 30, 2004. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The credit risk to the Company would be the counterparties' inability to pay the differential between the fixed rate and variable rate in a rising interest rate environment. The Company is exposed to market risk from changes in interest rates.

The differential paid or received on the interest rate per the agreements is recognized as an adjustment to interest expense. Under the Company's interest rate swap agreements, the Company contracted with the counterparties to exchange the difference between the Company's fixed pay rates of 6.43% and 6.46% and the counterparties' variable LIBOR pay rate. At the end of the year, the variable rate was approximately 6.49%. The contracts expire June 30, 2004. The fair market value of the interest rate swaps at December 31, 1999 was $567,000.


NOTE E

RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company sponsors the HRH Retirement Savings Plan (the Retirement Savings
Plan) which covers substantially all employees of the Company and its subsidiaries. The Retirement Savings Plan, which may be amended or terminated by the Company at any time, provides that the Company shall contribute to a trust fund such amounts as the Board of Directors shall determine subject to certain earnings restrictions as defined in the Retirement Savings Plan.

Prior to merger with the Company, certain of the merged companies had separate profit sharing, ESOP or benefit plans. These plans were terminated or frozen at the time of merger with the Company.

The total expense recorded under these plans for 1999, 1998 and 1997 was approximately $2,075,000, $2,378,000 and $3,120,000, respectively.

In addition, in January 1998, the Company amended and restated the Supplemental Executive Retirement Plan (the Plan) for key executives to convert the Plan from a defined benefit arrangement to a cash balance plan. Upon amendment of the Plan, benefits earned prior to 1998 were frozen. The Company continues to accrue interest and amortize prior service costs related to the benefits earned prior to January 1, 1998 under the Plan and recognized expense related to these items of $241,000, $274,000 and $543,000 in 1999, 1998 and 1997, respectively. The
Plan, as amended, provides that beginning in 1998 the Plan participants shall be credited each year with an amount that is calculated by determining the total Company match and profit sharing contribution that the participant would have received under the Retirement Savings Plan absent the compensation limitation that applies to such plan, reduced by the amount of actual company match and profit sharing contributions to such Plan. The Plan also provides for the crediting of interest to participant accounts. Expense recognized by the Company in 1999 and 1998 related to these Plan provisions amounted to $108,000 and $75,000, respectively. At December 31, 1999 and 1998, the Company's accrued liability for benefits under the Plan, including benefits earned prior to January 1, 1998 was $1,631,000 and $1,500,000, respectively and is included in other long-term liabilities on the balance sheet.

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

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     35
                        Hilb, Rogal and Hamilton Company and Subsidiaries



The following tables set forth a reconciliation of the changes in benefit obligation and fair value of assets, a statement of funded status, weighted average discount rates and components of net periodic benefit costs for the Postretirement Benefit Plans:

                                                              1999               1998
---------------------------------------------------------------------------------------
RECONCILIATION OF CHANGES IN BENEFIT OBLIGATIONS:
  Benefit obligation at beginning of year                $ 895,000          $ 896,000
  Interest cost                                             60,000             64,000
  Actuarial gain                                          (259,000)           (34,000)
  Benefit payments                                          (2,000)           (31,000)
                                                         ------------------------------
  Benefit obligation at end of year                      $ 694,000          $ 895,000
                                                         ==============================

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
  Fair value of plan assets at beginning of year         $      --          $      --
  Employer contributions                                     2,000             31,000
  Benefit payments                                          (2,000)           (31,000)
                                                         ------------------------------
  Fair value of plan assets at end of year               $      --          $      --
                                                         ==============================

FUND STATUS:
  Funded status as of December 31                        $(694,000)         $(895,000)
  Unrecognized transition cost                             771,000            881,000
  Unrecognized gain                                       (873,000)          (668,000)
                                                         ------------------------------
  Accrued benefit cost                                   $(796,000)         $(682,000)
                                                         ==============================
WEIGHTED AVERAGED DISCOUNT RATE AS OF DECEMBER 31             7.75%              7.00%


                                                              1999          1998          1997
-------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Interest cost                                          $  60,000    $   64,000     $  80,000
  Amortization of transition obligation                    110,000       110,000       115,000
  Amortization of prior gains                              (54,000)      (70,000)      (79,000)
                                                         ----------------------------------------
  Net periodic benefit cost                              $ 116,000    $  104,000     $ 116,000
                                                         ========================================

The accrued benefit liability recognized in the statement of financial position as of December 31, 1999 and 1998 was $796,000 and $682,000, respectively.

For measurement purposes, a 7.00% gross medical trend rate was assumed in 2000. The rate is assumed to decrease to 6.20% over the period to 2020 and remain level thereafter. The effect of a 1% change in the assumed health care costs trend rates is immaterial.


NOTE F

INCOME TAXES

The components of income taxes shown in the statement of consolidated income are as follows:

                         1999                 1998                 1997
-------------------------------------------------------------------------
Current
  Federal         $10,409,000          $ 8,542,000           $7,401,000
  State             2,201,000            2,039,000            1,438,000
  Foreign                  --              341,000              614,000
-------------------------------------------------------------------------
                   12,610,000           10,922,000            9,453,000
Deferred
  Federal             825,000             (362,000)            (247,000)
  State               148,000              (68,000)             (46,000)
  Foreign                  --              (74,000)            (105,000)
-------------------------------------------------------------------------
                      973,000             (504,000)            (398,000)
-------------------------------------------------------------------------
                  $13,583,000          $10,418,000           $9,055,000
=========================================================================

36       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         Hilb, Rogal and Hamilton Company and Subsidiaries



The effective income tax rate varied from the statutory federal income tax rate as follows:

                                      1999          1998          1997
-----------------------------------------------------------------------

Statutory federal
income tax rate                       35.0%         35.0%         35.0%
Tax exempt
  investment income                   (0.4)         (0.5)         (0.8)
State income taxes,
  net of federal tax benefit           4.6           5.0           4.2
Other                                  1.9           1.6           3.1
-----------------------------------------------------------------------
  Effective income tax rate           41.1%         41.1%         41.5%
=======================================================================

Income taxes paid were $15,346,000, $10,678,000 and $9,646,000 in 1999, 1998 and
1997, respectively.

Income before income taxes from the Company's Canadian operations (sold during 1998) was $451,000 and $900,000 in 1998 and 1997, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets on the consolidated balance sheet are as follows:

                                               1999              1998
----------------------------------------------------------------------
Deferred tax liabilities:
  Intangible assets                      $6,042,000        $5,531,000
  Other--net                                438,000         1,513,000
----------------------------------------------------------------------
   Total deferred tax liabilities         6,480,000         7,044,000
Deferred tax assets:
  Deferred compensation                   1,434,000         1,083,000
  Bad debts                                 575,000           571,000
  Accrued transaction costs               1,407,000                --
  Other                                   1,464,000         1,255,000
----------------------------------------------------------------------
   Total deferred tax assets              4,880,000         2,909,000
----------------------------------------------------------------------
   Net deferred tax liabilities          $1,600,000        $4,135,000
======================================================================


NOTE G

LEASES

The Company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2008 and generally include escalation clauses for increases in lessors' operating expenses and increased real estate taxes.

Future minimum rental payments required under such operating leases are summarized as follows:

2000                                    $ 11,594,000
2001                                      10,415,000
2002                                       9,570,000
2003                                       7,137,000
2004                                       4,293,000
Thereafter                                 8,751,000
------------------------------------------------------
                                        $ 51,760,000
======================================================


Rental expense for all operating leases amounted to $10,225,000 in 1999, $7,474,000 in 1998 and $7,276,000 in 1997. Included in rental expense for 1999,
1998 and 1997 is approximately $429,000, $554,000 and $386,000, respectively, which was paid to employees or related parties.


NOTE H

SHAREHOLDERS' EQUITY

The Company has adopted and the shareholders have approved the 1986 Incentive Stock Option Plan, the Hilb, Rogal and Hamilton Company 1989 Stock Plan and the Non-employee Directors Stock Incentive Plan, which provide for the granting of options to purchase up to an aggregate of approximately 1,955,000 and 1,853,000 shares of Common Stock as of December 31, 1999 and 1998, respectively. The number of shares available for grant may increase or decrease with the respective changes in the number of shares of Common Stock outstanding. Stock options granted have seven to ten year terms and vest and become fully exercisable at various periods up to five years. Stock option activity under the plans were as follows:


                                                          Weighted
                                                           Average
                                                          Exercise
                                           Shares            Price
-------------------------------------------------------------------
Outstanding at January 1, 1997            743,325        $   13.39

  Granted                                 528,190            15.97
  Exercised                                78,052            12.19
  Expired                                  87,000            13.42
-------------------------------------------------
Outstanding at December 31, 1997        1,106,463            14.70
  Granted                                 290,747            17.68
  Exercised                               136,405            13.16
  Expired                                  54,346            15.20
-------------------------------------------------
Outstanding at December 31, 1998        1,206,459            15.54
  Granted                                  91,100            21.24
  Exercised                               180,667            14.73
  Expired                                  36,642            14.96
-------------------------------------------------
Outstanding at December 31, 1999        1,080,250            16.17
=================================================

Exercisable at December 31, 1999          635,480            15.61

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     37
                        Hilb, Rogal and Hamilton Company and Subsidiaries



The options outstanding at December 31, 1999 have exercise prices that range from $10.00 to $21.63. The weighted average contractual life of these options is five years.

There were 349,000 and 309,000 shares available for future grant under these plans as of December 31, 1999 and 1998, respectively.

No compensation expense is recognized in operations for 1999, 1998 or 1997.

During 1999, the Company also awarded 5,500 shares of restricted stock under the 1989 Stock Plan, with a weighted average fair value at the grant date of $22.63 per share. These restricted shares vest ratably over a four year period beginning in the second year of continued employment. Compensation expense related to this award was $17,000 for the year ended December 31, 1999.


NOTE I

NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

                                                                   1999               1998               1997
-------------------------------------------------------------------------------------------------------------
Numerator for basic net income per share--net income        $19,485,797        $14,945,065        $12,789,851
  Effect of dilutive securities:
   5.25% convertible debenture                                  710,995                 --                 --
                                                          ---------------------------------------------------
Numerator for dilutive net income per share--
  net income after assumed conversions                      $20,196,792        $14,945,065        $12,789,851
                                                          ===================================================
Denominator
  Weighted average shares                                    12,783,299         12,453,558         13,069,453
  Effect of guaranteed future shares to be issued
   in connection with agency acquisitions                        92,212             43,194             29,764
                                                          ---------------------------------------------------
Denominator for basic net income per share                   12,875,511         12,496,752         13,099,217
Effect of dilutive securities:
  Employee stock options                                        181,702            187,794            101,280
  Employee restricted stock                                         282                 --                 --
  Contingent stock-- acquisitions                                11,999             24,198             14,222
  5.25% convertible debenture                                   937,729                 --                 --
                                                          ---------------------------------------------------
Dilutive potential common shares                              1,131,712            211,992            115,502
                                                          ---------------------------------------------------
Denominator for diluted net income per
  share-- adjusted weighted average
  shares and assumed conversions                             14,007,223         12,708,744         13,214,719
                                                          ===================================================
Net Income Per Common Share:
  Basic                                                     $      1.51        $      1.20        $      0.98
                                                          ===================================================
  Diluted                                                   $      1.44        $      1.18        $      0.97
                                                          ===================================================

38       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         Hilb, Rogal and Hamilton Company and Subsidiaries



NOTE J

ACQUISITIONS

On May 3, 1999, the Company acquired all of the issued and outstanding shares of American Phoenix Corporation, a subsidiary of Phoenix Home Life Mutual Insurance Company, from Phoenix Home Life Mutual Insurance Company and Martin L. Vaughan,
III. The shares were acquired in exchange for approximately $49 million in cash, $32 million face value in 5.25% Convertible Subordinated Debentures due 2014, with a conversion price of $22.75 per share, callable in 2009, and 1,000,000 shares of Common Stock of the Company. The Company funded the cash portion of the purchase price with a credit facility obtained in connection with the acquisition. The acquisition has been accounted for by the purchase method of accounting. Intangible assets of approximately $97 million, created by the acquisition, will be amortized over 25 years. The assets and liabilities of American Phoenix Corporation have been revalued to their respective fair market values. Certain fair value estimates used in the determination of goodwill were preliminary and are subject to adjustment, which may increase or decrease the amount of goodwill recorded. The financial statements of the Company reflect the combined operations of the Company and American Phoenix Corporation from the closing date of the acquisition.

Pursuant to EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," the Company recorded a charge of $1.9 million in the second quarter related to employee severance, lease termination costs and other costs necessary to integrate the operations of American Phoenix Corporation with the Company. Costs incurred to exit certain leases and physically merge common locations comprised $950,000 of this amount. The remaining amount relates to employee severance and other integration costs. As of December 31, 1999, the Company had paid approximately $562,000 of these integration costs. These charges have been included in the following pro forma amounts. Similar costs related to American Phoenix Corporation's severance and termination costs, which are estimated at $2,200,000, have been capitalized as part of the purchase price. The following unaudited pro forma results of operations of the Company give effect to the acquisition of American Phoenix Corporation as though the transaction had occurred on January 1, 1999 and 1998, respectively.

                                                   1999                1998
----------------------------------------------------------------------------
Revenues                                   $252,000,000        $250,616,000
Net Income                                   20,783,000          13,913,000

Net Income Per Common Share:

  Basic                                    $       1.57        $       1.03
  Diluted                                  $       1.45        $       0.99

Weighted Average Shared Outstanding
  Basic                                      13,209,000          13,497,000
  Diluted                                    14,809,000          15,115,000

During 1999, the Company also acquired certain assets and liabilities of two other insurance agencies for $4,313,000 ($3,250,000 in cash and $1,063,000 in guaranteed future payments) in purchase accounting transactions. Assets acquired include expiration rights of $3,073,000, noncompetition agreements of $430,000 and goodwill of $997,000. The combined purchase price may be increased by approximately $875,000 in 2000 and $875,000 in 2001 based upon net profits realized.

During 1998, the Company acquired certain assets and liabilities of six insurance agencies for $9,998,000 ($4,498,000 in cash, $3,500,000 in guaranteed future payments and 113,945 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $7,220,000, noncompetition agreements of $2,645,000 and goodwill of $1,922,000. The combined purchase price was increased by approximately $2,389,000 in 1999, and may be increased by approximately $1,635,000 in 2000, $1,500,000 in 2001, $1,125,000 in
2002 and $525,000 in 2003 based upon commissions or net profits realized.

During 1997, the Company acquired certain assets and liabilities of six insurance agencies for $9,426,000 ($6,333,000 in cash, $2,393,000 in guaranteed future payments and 53,555 shares of Common Stock) in purchase accounting transactions. Assets acquired include expiration rights of $7,082,000, noncompetition agreements of $1,151,000 and goodwill of $1,310,000. The combined purchase price was increased by $1,173,000 in 1999 and $2,564,000 in 1998 and may be increased by approximately $1,490,000 in 2000 based upon net profits realized.

The above purchase acquisitions have been included in the Company's consolidated financial statements from their respective acquisition dates.

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     39
                        Hilb, Rogal and Hamilton Company and Subsidiaries



NOTE K

SALE OF ASSETS

During 1999, 1998 and 1997, the Company sold certain insurance accounts and other assets resulting in gains of approximately $4,906,000, $2,638,000 and $2,475,000, respectively. These amounts are included in other revenues in the statement of consolidated income. Revenues, expenses and assets of these operations were not material to the consolidated financial statements.


NOTE L

COMMITMENTS AND CONTINGENCIES

Included in cash and cash equivalents and premium deposits and credits due customers are approximately $213,000 and $929,000 of funds held in escrow at December 31, 1999 and 1998, respectively. In addition, premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states in which the Company operates. The amount of cash and cash equivalents so restricted was approximately $14,406,000 and $10,022,000 at December 31, 1999 and 1998, respectively.

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


NOTE M

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1999 and 1998:

                                                                            Three Months Ended(1)
                                                        ---------------------------------------------------------------
(in thousands, except per share amounts)                March 31           June 30          Sept. 30           Dec. 31
-----------------------------------------------------------------------------------------------------------------------

1999
Total Revenues                                        $   50,254        $   54,885        $   63,207        $   58,880
Net Income                                                 7,437             3,044             5,916             3,089
Net Income Per Common Share:
  Basic                                                     0.61              0.24              0.45              0.23
  Diluted                                                   0.60              0.23              0.42              0.23

1998
Total Revenues                                        $   47,289        $   44,535        $   42,266        $   41,274
Net Income                                                 5,946             4,446             3,101             1,452
Net Income Per Common Share:
  Basic                                                     0.47              0.35              0.25              0.12
  Diluted                                                   0.46              0.35              0.25              0.12


1. Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.

40       REPORT OF INDEPENDENT AUDITORS
         Hilb, Rogal and Hamilton Company and Subsidiaries



Shareholders and Board of Directors
Hilb, Rogal and Hamilton Company

We have audited the accompanying consolidated balance sheet of Hilb, Rogal and Hamilton Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb, Rogal and Hamilton Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                             /s/ Ernst & Young LLP


Richmond, Virginia
February 9, 2000

                                          BOARD OF DIRECTORS AND OFFICERS     41
                        Hilb, Rogal and Hamilton Company and Subsidiaries



BOARD OF DIRECTORS

Andrew L. Rogal (1)
Chairman and Chief Executive Officer
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

Robert H. Hilb (1) (2) (4)
Chairman Emeritus
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

Martin L. Vaughan, III (6)
President and Chief Operating Officer
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

Timothy J. Korman (5)
Executive Vice President
Finance and Administration
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

Theodore L. Chandler, Jr. (1) (2) (4) (5)
Senior Executive Vice President
LandAmerica Financial Group, Inc.
Richmond, Virginia

Norwood H. Davis, Jr. (1) (2) (4) (6)
Chairman of the Board
Trigon Healthcare, Inc.
Richmond, Virginia

Philip J. Faccenda (3)
Vice President and General Counsel, Emeritus
University of Notre Dame
Notre Dame, Indiana

Robert W. Fiondella (5) (6)
Chairman, President and Chief Executive Officer
Phoenix Home Life Mutual Insurance Company
Hartford, Connecticut

J.S.M. French (3)
President
Dunn Investment Company
Birmingham, Alabama

Anthony F. Markel (3) (6)
President and Chief Operating Officer
Markel Corporation
Glen Allen, Virginia

Thomas H. O'Brien (1) (2) (4)
Chairman and Chief Executive Officer
The PNC Financial Services Group, Inc.
Pittsburgh, Pennsylvania

David W. Searfoss (3)
Executive Vice President and Chief Financial Officer
Phoenix Home Life Mutual Insurance Company
Hartford, Connecticut

Robert S. Ukrop (5)
President and Chief Executive Officer
Ukrop's Super Markets, Inc.
Richmond, Virginia


OFFICERS


Andrew L. Rogal
Chairman and Chief Executive Officer

Martin L. Vaughan, III
President and Chief Operating Officer

Timothy J. Korman
Executive Vice President, Finance and Administration

Carolyn Jones
Senior Vice President, Chief Financial Officer and Treasurer

John P. McGrath
Senior Vice President, Business and Product Development

Walter L. Smith
Vice President, General Counsel and Secretary

Richard E. Simmons, III
Vice President; Director, Alabama/Georgia Region

William L. Chaufty
Vice President; Director, Texas/Oklahoma Region

Robert B. Lockhart
Vice President; Director, Northeast Region

Benjamin A. Tyler
Vice President; Director, Florida Region

Michael A. Janes
Vice President; Director, West Region

Steven C. Deal
Vice President; Director, Mid-Atlantic Region

Richard F. Galardini
Vice President; Director, Employee Benefits

Karl E. Manke
Vice President, Marketing and Sales Development

Henry C. Kramer
Vice President, Human Resources

Vincent P. Howley
Vice President, Agency Financial Operations

Robert J. Hilb
Vice President

Robert W. Blanton, Jr.
Vice President and Controller

Valerie C. Elwood
Assistant Vice President

William C. Widhelm
Assistant Vice President, Internal Audit

(1)      Executive Committee Member
(2)      Compensation Committee Member
(3)      Audit Committee Member
(4)      Corporate Governance Committee Member
(5)      Corporate Affairs Committee Member
(6)      Product Development Committee

42       GENERAL INFORMATION
         Hilb, Rogal and Hamilton Company and Subsidiaries



FORM 10-K

Any shareholder wishing to obtain a copy of the Company's Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary at the corporate address.

ANNUAL MEETING

The Company's Annual Meeting of Shareholders will be held on May 2, 2000 at 10:00 A.M. at the Jefferson Hotel, 101 West Franklin Street, Richmond, Virginia.

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 756-3353
www.chasemellon.com

SHAREHOLDER INQUIRIES

Communications regarding dividends, lost stock certificates, change of address, etc. should be directed to ChaseMellon Shareholder Services. Other inquiries should be directed to the Secretary at the corporate address.

OUTSIDE COUNSEL

Williams, Mullen, Clark & Dobbins
Richmond, Virginia

INDEPENDENT AUDITORS

Ernst & Young LLP
Richmond, Virginia

CORPORATE HEADQUARTERS

4235 Innslake Drive
P.O. Box 1220
Glen Allen, Virginia 23060-1220
(804) 747-6500
(804) 747-6046 fax
www.hrh.com

SHAREHOLDERS

The Company's Common Stock has been publicly traded since July 15, 1987. It is traded on the New York Stock Exchange under the symbol "HRH." As of December 31, 1999, there were 565 holders of record of the Company's Common Stock.

MARKET PRICE OF COMMON STOCK

High and low stock prices and dividends per share for the indicated quarters were:

                           Sales Price          Cash
                       -----------------   Dividends
Quarter Ended            High        Low    Declared
-----------------------------------------------------
1998
March 31               $19.19     $16.25       $.155
June 30                 18.44      15.50        .160
September 30            19.13      16.13        .160
December 31             19.88      15.94        .160

1999
March 31                19.13      15.56        .160
June 30                 22.38      17.19        .165
September 30            25.06      20.88        .165
December 31             29.13      24.25        .165

[HRH LOGO]



















HILB, ROGAL AND HAMILTON COMPANY
4235 INNSLAKE DRIVE
P.O. BOX 1220
GLEN ALLEN, VA 23060-1220

Tel 804-747-6500
www.hrh.com