Form 10-K, Exhibit 13
period 2000-12-31
HILB ROGAL & HAMILTON CO /VA/
filed 2001-03-26
CIK 814898

Exhibit 13






[HRH LOGO]






HILB, ROGAL AND HAMILTON COMPANY

4235 INNSLAKE DRIVE

P.O. BOX 1220

GLEN ALLEN, VA 23060-1220

TEL 804-747-6500

WWW.HRH.COM

                                                                     [HRH LOGO]



                            PORTRAITS OF PERFORMANCE




                                                                     HILB, ROGAL

                                                                    AND HAMILTON

                                                                         COMPANY

                                                                   ANNUAL REPORT

                                                                            2000

Hilb, Rogal and Hamilton Company serves as an intermediary between our clients - who are traditionally the middle-market businesses of the nation - and insurance companies that underwrite client risks. With more than 80 offices in the United States, Hilb, Rogal and Hamilton Company is able to assist clients in managing their risks in areas such as property and casualty, employee benefits and other areas of specialized exposure. Revenues are derived primarily from commissions received from insurance companies with whom client risk is placed. Support services related to risk transfer transactions are an additional revenue source. As an industry leader, the Company expands its business by developing new clients, providing additional services to current clients and maintaining a disciplined merger and acquisition strategy.

 2  FINANCIAL HIGHLIGHTS
 3  HRH LOCATIONS
 4  TO OUR SHAREHOLDERS
 7  OPPORTUNITIES FOR SUSTAINED GROWTH
18  BOARD OF DIRECTORS
19  FINANCIAL PERFORMANCE

                          HRH PORTRAITS of PERFORMANCE


                                    [PHOTOS]



Our financial performance in 2000 represents strategic plans for the year fulfilled and long-term efforts rewarded. At HRH, we never forget that our successes now and in the future could not be achieved without the dedication, commitment and passion of our employees. We'd like to introduce you to some of these outstanding individuals. They represent Portraits of Performance that are truly exceptional and touch all aspects of their lives - in work and out. For it is their performance and the performance of their HRH colleagues, applied to our policies and practices, that bring us closer each day to achieving the HRH goal of being the very best.

FINANCIAL Highlights


------------------------------------------------------
SELECTED FINANCIAL DATA

Hilb, Rogal and Hamilton Company and Subsidiaries
(in thousands except per share amounts)

------------------------------------------------------
                                   2000        1999
------------------------------------------------------
Total Revenues                 $262,119    $227,226
------------------------------------------------------
Net Income                     $ 21,802    $ 19,486
------------------------------------------------------
Net Income Per Share:

  Basic                        $   1.66    $   1.51
------------------------------------------------------
  Diluted                      $   1.54    $   1.44
------------------------------------------------------
Dividends Per Share            $   .675    $   .655
------------------------------------------------------
Total Assets                   $353,371    $317,981
------------------------------------------------------
Total Shareholders' Equity     $ 88,222    $ 71,176
------------------------------------------------------



OPERATING NET INCOME(1) PER SHARE in dollars


----------------------------------------------------------
       96        97      98        99        00
----------------------------------------------------------

      0.76      0.86    1.05      1.29      1.52
----------------------------------------------------------

(1) Net income before accounting change, gains and an integration charge.




OPERATING CASH FLOW(2) PER SHARE in dollars


----------------------------------------------------------
       96        97      98        99        00
----------------------------------------------------------

      1.56      1.74    1.96      2.37      2.70
----------------------------------------------------------

(2) Operating net income plus amortization and depreciation.




TOTAL REVENUE in millions of dollars

----------------------------------------------------------
       96        97      98        99        00
----------------------------------------------------------

      153.0     168.4   175.4     227.2     262.1
----------------------------------------------------------

                                                   HRH PORTRAITS OF PERFORMANCE





                                                                  HRH LOCATIONS
                                [GRAPHIC OF MAP]




               o AGENCY LOCATIONS          o HRH HEADQUARTERS







                   o WEST REGION  o CENTRAL REGION  o SOUTHEAST REGION

                   o MID-ATLANTIC REGION  o NORTHEAST REGION

HRH PORTRAITS of PERFORMANCE


TO our SHAREHOLDERS


The year 2000 was an excellent one for HRH, highlighted by strong financial performance, major strides towards improving productivity and efficiency, and accelerated acquisition activity. In addition, we launched a new distribution channel through a strategic alliance with a major bank. Overall, the year's achievements were worthy of a firm that aspires to be the premier domestic middle-market insurance intermediary.

Risk management for mid-sized companies in 2000 was characterized by rising premiums and greater underwriter selectivity for renewals, heightening the need for trusted advice and responsive service. As in the past, HRH's risk management expertise, knowledge of each client's risk profile, and relationships with qualified carriers enabled us to deliver the right solutions.

We are pleased to report that HRH met its financial goals for 2000, while continuing to invest in new products and services. Improvements in productivity and efficiency arising from our Best Practices initiative enhanced our growth and profitability and our ability to provide products and services to our clients. Total revenues increased 15 percent, principally reflecting internal growth and added revenues from the American Phoenix acquisition, completed in May 1999. Commissions and fees, excluding the effect of acquisitions and divestitures, rose 5.5 percent. Pre-tax earnings, excluding an accounting change, non-recurring gains and an integration charge, rose 26 percent, benefiting from the productivity gains. Net income, before the accounting change, increased 14 percent to $22.1 million, or $1.56 per share, from $19.5 million, or $1.44 per share in 1999. Operating net income, which excludes gains and an integration charge, increased 25 percent to $21.6 million, or $1.52 per share, from $17.3 million, or $1.29 per share the prior year. Operating cash flow (operating net income plus amortization and depreciation) was $39.2 million, or $2.70 per share.

Talented, motivated people are the key to success for most service businesses, and certainly for HRH. The basic operating models we introduced in mid-1997 to make our distribution system even stronger, continued to serve us and our clients well. To realize the full potential of those models and to help employees realize their full potential, in August 1999, we launched the Best Practices initiative, a program that hit cruising speed in 2000. Under Best Practices, producers and managers received new support tools and training designed to enhance client service, increase sales and improve closing ratios. In addition, we introduced tools for measuring performance and analyzing the profitability of sales, service and support functions and began to apply these tools in a comprehensive review of operations. The tools helped us identify exceptional offices and producers, as well as lines of business and offices needing special attention. We began to see positive results from Best Practices immediately. As we complete the roll out of the program throughout

                                [PHOTO]


                                ANDREW L. ROGAL
                                Chairman and
                                Chief Executive Officer


                                MARTIN L. VAUGHAN, III          [PHOTO]
                                President and
                                Chief Operating Officer




the regions and offices, we expect to see additional benefits in 2001 and beyond.

Our growth strategy begins with proven operating models, continuously fine-tuned for improved productivity and efficiency. We have added efficient regional and business-line structures to support the agency operations with product and risk management expertise. With those strategic assets in place to serve existing markets, in 2000 we reinforced and activated our new business development and acquisition teams with the objective of building upon and expanding our strong foundation.

Soon after Jack McGrath, Senior Vice President, assumed full-time responsibility for business and product development in March, HRH formed a major new alliance with Pittsburgh-based PNC Financial Services Group, a leading regional bank and provider of diversified financial services. Under the alliance, bank relationship managers and HRH personnel offer HRH products and services to a broad range of PNC's middle-market banking clients. The program was carefully designed to play on the strengths and meet the defined needs of each company. By year end, training had been completed, the pace of client introductions and sales had picked up and the early results were very encouraging. In 2001, HRH plans to dedicate additional personnel to work with PNC on selected accounts, broaden the products offered and explore other marketing opportunities within the bank. In addition, based on the early success, HRH is actively exploring alliances with other banks.

Our development group is exploring the distribution of traditional products and services through new channels, and the distribution of new products and services through traditional channels. Technology and the Internet hold enormous promise for insurance, generally, and insurance brokerage specifically. WorkPlus, HRH's Web-based platform for clients to manage employee benefit communication and enrollment, is also an excellent distribution system for employee benefit products and additional employer-approved products (life, supplemental disability, homeowners, automobile and long-term care insurance) offered individually to employees. Previously marketed as stand-alone technology, our focus in 2001 is to use WorkPlus as a vehicle to expand distribution of our employee benefit products. In a separate project, to take advantage of the Internet's ability to expedite information gathering and service delivery, HRH plans to prototype an interactive system between the middle-market client and HRH. Automating basic information exchanges has the potential to reduce costs and will enhance communication between the client and HRH.

Under the judicious direction of Tim Korman, Executive Vice President, HRH is a logical acquisitor with a reputation for successfully integrating its acquisitions. HRH provides an attractive choice for well-established insurance brokers with strong local

HRH PORTRAITS of PERFORMANCE




presence and relationships who often lack the array of products and services and clout with insurance carriers offered by a national organization. We are highly selective about the firms we acquire, requiring a close strategic fit and applying stringent financial criteria.

During 2000, in addition to merge-in acquisitions, we actively looked for firms that were premier middle-market intermediaries in new or existing geographic markets and firms that would add specialty insurance products or expertise. The largest single acquisition was Insurance One, Inc., a full-service agency that significantly strengthened our presence in the Washington, DC metropolitan market. We entered the states of Kansas and Maine with the acquisitions of Dulaney, Johnston & Priest and The Dunlap Corporation in early February 2001, both high-quality and exceptionally well-positioned firms in their respective states. We also acquired BASE International, a provider of risk management investigative and security services, further broadening our portfolio of loss prevention and risk reduction products and services. Looking forward, we plan to pursue the same strategy and disciplined selectivity in 2001 and become increasingly active in exploring acquisitions.

To create value for clients through exceptionally responsive products and services, as well as to enable our talented employees to achieve their personal aspirations, we must continue to strive to be the premier domestic middle-market insurance intermediary.

With our recent achievements and strong outlook, we are closer than ever to realizing that objective. To create value for shareholders, our goal is to increase earnings per share (before non-recurring items) by a minimum of 15 percent annually. We believe we are on track to achieve that goal for 2001.

In closing, we want to thank all of the employees of HRH for their inspiring energy and sincere effort to pursue excellence. It is their dedication and ongoing commitment to this company that will ensure continued success.

On behalf of everyone at Hilb, Rogal and Hamilton Company, we thank you for your continued support. We look forward to bringing you even stronger results in the years to come.

Sincerely,

/s/ ANDREW L. ROGAL
------------------------------------
ANDREW L. ROGAL
Chairman and Chief Executive Officer


/s/ MARTIN L. VAUGHAN, III
------------------------------------
MARTIN L. VAUGHAN, III
President and Chief Operating Officer

In the Year 2000, we at HRH continued to reap rewards for our shareholders and stayed true to our goal of increasing earnings per share by a minimum of 15 percent annually. We achieved that goal and believe we will do so again in 2001 through a combination of new business development, productivity gains and an improved industry setting.

To keep the momentum going, we continue to follow the strategic plan we implemented four years ago. In 2000 we specifically identified and focused on five key areas of opportunity for sustained growth. Each of these areas represents a Portrait of Performance for our company, with great gains having been made that increase our value to clients and shareholders. They are:

--------------------------------------------------------------------------------
                         OPERATING EFFICIENCIES
                         MERGERS AND ACQUISITIONS
OPPORTUNITIES for        NEW REVENUE STREAMS
SUSTAINED GROWTH         E-STRATEGY
                         STRATEGIC ALLIANCES
--------------------------------------------------------------------------------


The key to our success in each of these areas is our people. In October 2000 we were honored to be named one of the Top 200 Best Small Companies in America by Forbes magazine. Scored by growth in sales and earnings, HRH was number 80 - the highest ranking of any insurance intermediary. This honor reflects the hard work and passion of the people of HRH. Every day they work diligently toward the goal of making HRH the premier domestic middle-market intermediary. As a team and as individuals, their patience, perseverance and energy have made the following Portraits of Performance a reality.

OPERATING EFFICIENCIES At HRH, we're sustaining our success - our growth - through continued attention to operating efficiently and effectively. Together, our operations, our practices and, most of all, our people make our dynamic organization increasingly profitable. We are evolving: 2000 marked the fourth year of positive results for our operating models, introduced in 1997. We continue to hone our systems, create technological efficiencies, and provide producers with more products and opportunities to sell and cross-sell via traditional routes, new strategic alliances, and high-tech distribution systems. -- Our Best Practices initiative, introduced in mid-1999, enjoyed its first full year of success. It continues to increase sales, enhance service, and improve our margins as our producers and clients benefit from having the best sales and support tools in the industry. In addition, our training and information resources make our producers among the most knowledgeable in the business. In 2000, we successfully launched InfoSource throughout our organization. This web-based communication tool allows producers to tap information and expertise from any office within the growing HRH network; facilitates prospecting and cross- selling as we continue to build our specialty services; and improves client service. InfoSource, and the marketing knowledge it provides, is also a key tool in driving new revenue streams. -- To more efficiently serve our clients, we are also developing customer web sites with links to HRH. Through this interactive communication and management tool, we will be able to automate basic information exchanges with our clients and provide claims and risk management reports in real time. -- The results of these and other operational improvements are consistent performance and better results. At HRH, we are always on the move, looking for new ways to improve our performance and investigating new opportunities to maximize shareholder value.


                                                              MANAGING multiples

Lynda Brice knows how to get things done. She manages multiple tasks as "chief claims advocate" for HRH's commercial clients and is the mother of five - ages 26 years to infant twins. To achieve optimal performance, she is always prioritizing and always on the move: diapering at dawn, rolling under a pickup truck to investigate faulty repairs at noon, or rushing to a client's burned-out building to coordinate restorations at the end of the day. Lynda says, "My job is to expedite claims for my clients. I cut through red tape and get people the assistance they need. HRH lets me do what I do best, help people."It's our pleasure, Lynda.

                                                    HRH PORTRAITS OF PERFORMANCE



                                    [PHOTO]







                                  LYNDA BRICE
         Vice President, Director of Claims Management, HRH of Virginia




                                     [LOGO]

HRH PORTRAITS OF PERFORMANCE







[PHOTO]



                           KEVIN G. EARLS, ChFc, CLU

   President, HRH Securities, Inc. and Senior Vice President, HRH of New York



                                     [LOGO]

MERGERS AND ACQUISITIONS As an aggressive consolidator, HRH continues its disciplined approach to mergers and acquisitions (M&A) by strategically identifying the best organizations and successfully weaving them into our operations to increase revenues and shareholder value. -- In 2000 we acquired 11 companies to open new geographic territories, expand specialty lines, and build our presence in existing markets. Insurance One, Inc., a full-lines agency and our largest acquisition, bolstered our presence in the Washington, DC market. Acquisitions in Portland, Oregon, and San Diego, California, serve dual purposes by facilitating our expansion into new geographic territories, while building our insurance program business. Red Hawk in San Diego specializes in programs for auto-related businesses. Granite in Oregon designs programs for bankruptcy trustees and petroleum service industries. -- Our M&A success has been facilitated by the excellent fit between HRH and its acquired businesses. Integrations have been seamless as we attract organizations with similar cultures and business philosophies and exceptionally talented employees. Once in the HRH network, these companies find a new balance: They gain strength by being part of a firm with national resources and expanded products and services, yet continue to operate as part of their local communities, where they have their own successes and established relationships. -- In 2000 we achieved our target of 5 to 10 percent growth through acquisition. In 2001 our expansion will continue. Already we have acquired three premier, middle-market insurance agencies. Two of them extend our reach to Maine, New Hampshire and Kansas, and one strengthens our presence in Greater Philadelphia. -- 2000's and 2001's acquisitions complement HRH's current network and bring the number of agencies serving our clients to more than 80 throughout the United States. At HRH we will continue to grow our organization to serve our clients better, gain expertise, and enhance or add to our current revenue streams.


scouting for CHAMPIONS

Kevin Earls knows a winner when he sees one. He's a top HRH producer and a producer of Olympic dreams. At HRH, he takes the lead in designing winning investment and pension strategies for his clients. As Chairman of the New York Athletic Club Olympic Judo Program, he identifies and develops future Olympic Judo Champions. This Fourth Degree Judo Black Belt is committed to giving his athletes the support they need to reach their full potential: guidance, workout facilities, coaches, and funds for worldwide competitions. Kevin believes, "Strong character and commitment to hard work produce winners, whether in competition or in life." We couldn't agree more.

NEW REVENUE STREAMS To maintain our momentum - and gain speed - we at HRH pay constant attention to developing business opportunities. As planned, many of the M&A transactions completed in 2000 created new revenue streams for our organization. We added new product lines and expertise for our producers to sell and cross sell, and we brought a new core business into HRH's offerings - risk management investigative and security services. -- This new business, a natural expansion of our workers compensation and insurance claims activities, was made possible through the acquisition of BASE International in Pittsburgh, Pennsylvania, now HRH Security Services, Inc. Among the security services now offered to new and existing clients are workers compensation, disability and due diligence investigations, pre-employment screening, substance abuse surveillance, and executive protection. -- Another innovative insurance capability HRH acquired in 2000 is equipment maintenance consulting and insurance services, mainly for large institutions that depend on expensive electronic equipment for their operations. HRH evaluates and renegotiates all equipment service contracts for these clients and places reinsurance above those contracts to guarantee the cost of repairs and tighten the cap on equipment maintenance expenditures. -- As a premier insurance distribution system, HRH is in an excellent position to attract partners who can help us continue to broaden our product offerings. One area we are particularly enthusiastic about is financial services products for employers, such as 401(k)s and other retirement and pension planning services. We are also introducing work-site marketing of voluntary insurance products for employees, such as life, disability, auto, homeowners and long-term care using WorkPlus. As we head into 2001, HRH continues to explore these and other untapped opportunities to create new, profitable revenue streams that add value for our clients and shareholders.


                                                                  in hot PURSUIT

Stephanie Anderson is always looking for a challenge. Whether a marathon or a prospect, this HRH sales leader isn't satisfied unless she's planning a new pursuit. A fitness buff, Stephanie rises before dawn for an hour-long bike ride or run - time she also uses to plan her workday. She has seven marathons under her belt and is training for her eighth. For fun, Stephanie Rides the Rockies - a six-day cycling trip covering 60 to 80 miles a day - at elevations up to 12,000 feet. While her workouts keep her mentally and physically fresh and better able to do her job, Stephanie says, "I am innately driven to reach whatever goal I set for myself, whether in work or out." We can tell.

                                                   HRH PORTRAITS OF PERFORMANCE



                                    [PHOTO]









                            STEPHANIE ANDERSON, CIC

                      Vice President, HRH of Denver, Inc.


                                     [LOGO]

HRH PORTRAITS OF PERFORMANCE










                                    [PHOTO]








                                   ROY ZIMMER

                         Producer, HRH of Orlando, Inc.






                                     [LOGO]

E-STRATEGY At HRH we're using web-based technology to move our employees, clients and carriers into new communication territory. In 2000, as part of our E-Strategy, we've explored and developed several programs to enhance communication, support the businesses we're in, expand our offerings, and create new value for our clients. WorkPlus and InfoSource are central to this strategy. -- InfoSource gives our employees instant access to information that helps them to better serve their clients and win new business. In addition to being an educational tool, InfoSource helps our staff members keep up with the latest industry news via a customized link to a news service and gives them access to sales information and on-line prospecting tools. -- WorkPlus is HRH's web-based platform for clients to manage employee benefits communication and enrollment. WorkPlus differentiates HRH from its competitors and adds value that gives us the edge in winning new accounts. Through WorkPlus we are solving communication problems for our commercial customers and laying the foundation to use this tool to penetrate the employee market with employee-paid, voluntary products. -- Through another E-Strategy, we've created a new opportunity with existing resources. In 2000, we created a web site to facilitate processing of student health policies for our school program business in Connecticut. Students visit the site for product information and can apply and pay for policies on line. In addition to creating a more efficient and customer-friendly process for our current clients, we've created a new product we're marketing to college and university students in Connecticut. In 2001, we intend to go national with this program. -- At HRH we will continue to innovate on line to educate employees and create tools that reduce costs and enhance communication with our clients.


ULTRALIGHT heavyweight

When Roy Zimmer isn't exploring new ways to create value for his HRH commercial clients, he is airborne - flying Cessnas, hang gliding or, most likely, piloting an amphibious ultralight. A producer since 1973, when Roy doesn't have his feet on the ground, he prefers to be flying over unexplored territory. His most daring expedition was a 3,500-mile ultralight flight from Florida to the Brazilian Amazon. In a harrowing, five-week journey, Roy and a flying companion followed Columbus' route through the Bahamas. A crash landing, confusion at sea, engine trouble, and uncooperative officials marked their trip. Yet they persevered and eventually reached their destination. The understated Roy says, "Once I start something, I tend to stick with it." We're sure glad he did.

STRATEGIC ALLIANCES Joining forces with well-matched partners is another way we're multiplying growth opportunities at HRH. As a premier insurance distribution system, HRH is in an excellent position to attract collaborators. We see the evolution of the financial services industry and the desire for banks to offer their customers insurance services as another opportunity. As an insurance intermediary, we can help extend insurance into the banking field and profit from those institutions' existing relationships, making the bank/insurance partnership a winning combination. -- In May 2000 we formed a strategic alliance with PNC Financial Services Group (PNC) to offer commercial insurance to PNC business customers. Under the alliance, PNC bank relationship managers and HRH personnel offer HRH products and services to a broad range of PNC's middle-market banking clients. 2001 will see the expansion of HRH's banking partnerships, as we dedicate more personnel to working with PNC, broaden the products offered, and explore alliances with banks outside of PNC's geographical footprint. -- PNC is an enormous opportunity and prototype for the future that allows us to effectively produce business in alliance with other financial institutions. There is huge growth potential through such matchmaking. In addition to these strategic alliances, opportunities exist for HRH to market voluntary employee benefits products through WorkPlus and 401(k) and retirement planning products through an alliance with a 401(k) administrator. Such alliances allow us to tap into a much broader market, while continuing to do what we do best and not distracting us from our main goal - to become the premier domestic middle-market intermediary. -- At HRH we thrive on a culture of movement, vibrancy, and the continuing pursuit of opportunities for sustained growth. We are proud of our people for cultivating the opportunities for growth we established for HRH in our strategic plan and for making each a reality.


                                                                  JOINING forces

As the mayor of Corpus Christi, Texas, a retired Army Reserve Colonel and a top HRH producer, S. Loyd Neal knows the value of strategic alliances. At HRH he works closely with his support team to provide exceptional client service. As mayor he joins forces with his bipartisan City Council to best serve Corpus Christi's citizens. To his clients, Loyd's an expert at writing P&C coverage for large corporations, hospitals and banks. To his citizens, he's a leader who marshaled a multimillion-dollar bond issue for the city. Loyd says he follows three principles to build trust and get things done: "Listen Effectively, Govern Consistently and Be Fair." We'll second that.

                                                   HRH PORTRAITS OF PERFORMANCE








                                    [PHOTO]



                  S. LOYD NEAL, JR., CPCU, CIC, CLU, CPIA, ARM

                     Chairman, HRH of Corpus Christi, Inc.


                                     [LOGO]

HRH PORTRAITS of PERFORMANCE



BOARD of DIRECTORS

[PHOTO]                             [PHOTO]                          [PHOTO]                           [PHOTO]
ANDREW L. ROGAL(1)                  ROBERT H. HILB(1,2,4)            MARTIN L. VAUGHAN, III(6)         TIMOTHY J. KORMAN(5)
Chairman and Chief                  Chairman Emeritus                President and Chief               Executive Vice President
Executive Officer                   Hilb, Rogal and                  Operating Officer                 Finance and Administration
Hilb, Rogal and                     Hamilton Company                 Hilb, Rogal and                   Hilb, Rogal and
Hamilton Company                    Glen Allen, Virginia             Hamilton Company                  Hamilton Company
Glen Allen, Virginia                                                 Glen Allen, Virginia              Glen Allen, Virginia


[PHOTO]                             [PHOTO]                          [PHOTO]                           [PHOTO]
THEODORE L.                         NORWOOD H. DAVIS, JR.(1,2,4,6)   J.S.M. FRENCH(3)                  ROBERT W. FIONDELLA(5,6)
CHANDLER, JR.(1,2,3,4,5)            Chairman Emeritus                President                         Chairman and
Senior Executive Vice President     Trigon Healthcare, Inc.          Dunn Investment Company           Chief Executive Officer
LandAmerica Financial Group, Inc.   Richmond, Virginia               Birmingham, Alabama               Phoenix Home Life Mutual
Richmond, Virginia                                                                                     Insurance Company
                                                                                                       Hartford, Connecticut


[PHOTO]                             [PHOTO]                          [PHOTO]                           [PHOTO]
ANTHONY F. MARKEL(1,3,6)            THOMAS H. O'BRIEN(1,2,4)         DAVID W. SEARFOSS(3)              ROBERT S. UKROP(5)
President and Chief                 Chairman                         Executive Vice President and      President and Chief
Operating Officer                   The PNC Financial                Chief Financial Officer           Executive Officer
Markel Corporation                  Services Group, Inc.             Phoenix Home Life Mutual          Ukrop's Super Markets, Inc.
Glen Allen, Virginia                Pittsburgh, Pennsylvania         Insurance Company                 Richmond, Virginia
                                                                     Hartford, Connecticut

(1) Executive Committee Member
(2) Compensation Committee Member
(3) Audit Committee Member
(4) Corporate Governance Committee Member
(5) Corporate Affairs Committee Member
(6) Product Development Committee Member

                                                         FINANCIAL Performance

         21 SELECTED FINANCIAL DATA

         22 MANAGEMENT'S DISCUSSION AND ANALYSIS

         26 CONSOLIDATED BALANCE SHEET

         27 STATEMENT OF CONSOLIDATED INCOME

         28 STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

         29 STATEMENT OF CONSOLIDATED CASH FLOWS

         30 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         44 REPORT OF INDEPENDENT AUDITORS

         45 OFFICERS AND GENERAL INFORMATION

SELECTED FINANCIAL DATA
Hilb, Rogal and Hamilton Company and Subsidiaries

Year Ended December 31                                        2000             1999           1998            1997            1996
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Statement of Consolidated Income Data(1):
Commissions and fees                                      $256,366         $219,293       $170,203        $163,262        $148,692
Investment income                                            2,626            2,046          1,579           1,740           1,533
Other(2)                                                     3,127            5,887          3,582           3,411           2,742
                                                          --------         --------       --------        --------        --------
Total revenues                                             262,119          227,226        175,364         168,413         152,967

Compensation and employee benefits                         146,442          125,577         98,478          96,240          88,406
Other operating expenses                                    55,522           49,500         41,286          40,181          36,675
Amortization of intangibles                                 12,239           10,690          7,919           8,110           7,596
Interest expense                                             8,179            6,490          2,317           2,037           1,245
Integration costs                                                0            1,900             --              --              --
                                                          --------         --------       --------        --------        --------
Total expenses                                             222,382          194,157        150,000         146,568         133,922
                                                          --------         --------       --------        --------        --------

Income before income taxes and cumulative
   effect of accounting change                              39,737           33,069         25,364          21,845          19,045
Income taxes                                                17,610           13,583         10,419           9,055           7,639
                                                          --------         --------       --------        --------        --------

Income before cumulative effect
   of accounting change                                   $ 22,127         $ 19,486       $ 14,945        $ 12,790        $ 11,406
Cumulative effect of accounting change,
   net of tax(3)                                               325               --             --              --              --
                                                          --------         --------       --------        --------        --------
Net income                                                $ 21,802         $ 19,486       $ 14,945        $ 12,790        $ 11,406
                                                          ========         ========       ========        ========        ========

Net Income Per Share - Basic:
   Income before cumulative effect of
      accounting change                                   $   1.69         $   1.51       $   1.20        $   0.98        $   0.84
   Cumulative effect of accounting change,
      net of tax(3)                                          (0.03)              --             --              --              --
                                                          --------         --------       --------        --------        --------
   Net income                                             $   1.66         $   1.51       $   1.20        $   0.98        $   0.84
                                                          ========         ========       ========        ========        ========

Net Income Per Share - Assuming Dilution:
   Income before cumulative effect
      of accounting change                                $   1.56         $   1.44       $   1.18        $   0.97        $   0.84
   Cumulative effect of accounting change,
      net of tax(3)                                          (0.02)              --             --              --              --
                                                          --------         --------       --------        --------        --------
   Net income                                             $   1.54         $   1.44       $   1.18        $   0.97        $   0.84
                                                          ========         ========       ========        ========        ========

Weighted average number of shares outstanding:
   Basic                                                    13,112           12,876         12,497          13,099          13,500
   Diluted                                                  14,892           14,007         12,709          13,215          13,526

Dividends paid per share                                  $  0.675         $  0.655       $  0.635        $   0.62        $  0.605

Consolidated Balance Sheet Data:
Intangible assets, net                                    $196,658         $184,048       $ 87,471        $ 82,170        $ 80,006
Total assets                                               353,371          317,981        188,066         181,607         181,475
Long-term debt, less current portion                       103,114          111,826         43,658          32,458          27,196
Other long-term liabilities                                 11,034           10,672         10,192           9,537           9,870
Total shareholders' equity                                  88,222           71,176         45,710          51,339          55,298

(1) See Note J of Notes to Consolidated Financial Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during the years ended December 31, 1997 and 1996 the Company consummated six and fifteen purchase acquisitions, respectively.

(2) During 2000, 1999, 1998, 1997, and 1996 the Company sold certain insurance accounts and other assets resulting in gains of approximately $1,844,000, $4,906,000, $2,638,000, $2,475,000 and $1,856,000 respectively.

(3) Adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000 establishing a reserve for policy cancellations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Hilb, Rogal and Hamilton Company and Subsidiaries


The income of an insurance agency business such as the Company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Increases and decreases in premium rates result directly in revenue changes to the Company. Since 1987, the property and casualty insurance industry had been in a "soft market"; however, during 2000, the industry experienced modest firming of commercial premium rates. The Company's revenues during this period have increased due to changes in premium rates and the Company's acquisition and new business programs, partially offset by selected pruning or selling of low margin or nonstrategic business, and declines in contingent commissions due to changes in industry conditions. Management cannot predict the timing or extent of premium pricing changes due to market conditions or their effects on the Company's operations in the future.

On May 3, 1999, the Company acquired all of the issued and outstanding shares of common stock of American Phoenix Corporation (American Phoenix), a subsidiary of Phoenix Home Life Mutual Insurance Company, from Phoenix Home Life Mutual Insurance Company and Martin L. Vaughan, III. The assets and liabilities of American Phoenix were revalued to their respective fair market values in purchase accounting. The financial statements of the Company reflect the combined operations of the Company and American Phoenix from the closing date of the acquisition.


RESULTS OF OPERATIONS

Net income for 2000 was $21.8 million, or $1.54 per share, after an accounting change, compared to $19.5 million, or $1.44 per share last year. Excluding net non-recurring gains, an accounting change in 2000 and a 1999 integration charge related to the American Phoenix acquisition, net income increased 24.6% to $21.6 million, or $1.52 per share, compared with $17.3 million, or $1.29 per share in 1999.

For 1999, net income was $19.5 million, or $1.44 per share, compared to $14.9 million, or $1.18 per share in 1998. Excluding net non-recurring gains and the above mentioned integration charge, net income was $17.3 million, or $1.29 per share, compared with $13.4 million, or $1.05 per share in 1998.

Commissions and fees for 2000 were $256.4 million, or 16.9% higher than 1999. Approximately $32.7 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $7.7 million from the sale of certain offices and accounts in 2000 and 1999. Excluding the effects of acquisitions and dispositions, commissions and fees increased 5.5%. This increase relates primarily to new business production and modest firming of premium levels partially offset by selected pruning of low margin business.

Commissions and fees for 1999 were $219.3 million, or 28.8% higher than 1998. Approximately $52.2 million of commissions and fees were derived from purchase acquisitions of new insurance agencies. These increases were offset by decreases of $10.4 million from the sale of certain offices and accounts in 1999 and 1998. Excluding the effects of acquisitions and dispositions, commissions and fees increased 4.4%. This increase relates primarily to new business production.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Hilb, Rogal and Hamilton Company and Subsidiaries


Investment income increased by $0.6 million and $0.5 million in 2000 and 1999, respectively, due to higher levels of invested assets and higher interest rates. Other income decreased $2.8 million in 2000 and increased $2.3 million in 1999. Other income includes gains of $1.8 million, $4.9 million and $2.6 million in 2000, 1999 and 1998, respectively, from the sale of certain offices, insurance accounts and other assets.

Total operating expenses for 2000 were $222.4 million, an increase of $28.2 million or 14.5% from 1999. For 1999, total operating expenses were $194.2 million, an increase of $44.2 million or 29.4% from 1998.

Compensation and employee benefits costs for 2000 were $146.4 million, an increase of $20.9 million or 16.6% from 1999. Increases include approximately $18.4 million related to purchase acquisitions and increases for performance-based compensation arrangements, partially offset by decreases of $2.9 million related to offices sold in 2000 and 1999. Compensation and employee benefits costs for 1999 were $125.6 million, an increase of $27.1 million or 27.5% from 1998. Increases include approximately $28.6 million related to purchase acquisitions and amounts related to revenue growth offset by decreases of $5.3 million related to offices sold in 1999 and 1998.

Other operating expenses for 2000 were $55.5 million, or 12.2% higher than 1999. Increases relate primarily to purchase acquisitions and costs associated with revenue growth offset in part by the sale of certain offices in 2000 and 1999.

Other operating expenses for 1999 were $49.5 million, or 19.9% higher than 1998. Increases relate primarily to purchase acquisitions and costs associated with revenue growth offset in part by the sale of certain offices in 1999 and 1998.

Amortization expense reflects the amortization of intangible assets acquired in the purchase of insurance agencies. Amortization expense increased by $1.5 million or 14.5% in 2000 and by $2.8 million or 35.0% in 1999 which is attributable to purchase acquisitions consummated during 2000, 1999 and 1998 offset in part by decreases related to the sale of certain offices and amounts which became fully amortized in those years.

Interest expense increased by $1.7 million or 26.0% in 2000 and by $4.2 million or 180.1% in 1999. The increase is due to additional bank borrowings, interest rate increases and the issuance of Convertible Subordinated Debentures in 1999 utilized to finance the American Phoenix acquisition.

During the second quarter of 1999, integration costs of $1.9 million were recorded related to severance, lease termination costs and other costs necessary to integrate the operations of American Phoenix with the Company.

The effective tax rates for the Company were 44.3% in 2000, 41.1% in 1999 and 41.1% in 1998. An analysis of the effective income tax rates is presented in "Note G - Income Taxes" of Notes to Consolidated Financial Statements.

Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the Company's operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Hilb, Rogal and Hamilton Company and Subsidiaries


LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations totaled $47.8 million, $17.6 million and $19.6 million for the years ended December 31, 2000, 1999 and 1998, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.

The Company has historically generated sufficient funds internally to finance capital expenditures. Cash expenditures for the acquisition of property and equipment were $7.5 million, $6.6 million and $5.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. The timing and extent of the purchase of investments is dependent upon cash needs and yields on alternate investments and cash equivalents. In addition, during 2000, 1999 and 1998, total proceeds from maturities of investments exceeded purchases of investments by $0.9 million, $1.8 million and $0.4 million, respectively, as the Company utilized these funds for the repurchase of Common Stock of the Company, the acquisition of insurance agencies and the repayment of debt. Cash outlays related to the purchase of insurance agencies accounted for under the purchase method of accounting amounted to $21.8 million, $33.7 million and $10.4 million in the years ended December 31, 2000, 1999 and 1998, respectively. Cash outlays for such insurance agency acquisitions have been funded primarily through operations and from long-term borrowings. In addition, a portion of the purchase price of such acquisitions may be paid through Common Stock, deferred cash payments and, in the case of the American Phoenix acquisition during 1999, issuance of Convertible Subordinated Debentures, see "Note K - Acquisitions" of the Notes to Consolidated Financial Statements. Cash proceeds from the sales of certain offices, insurance accounts and other assets totaled $9.0 million, $5.6 million and $8.9 million in the years ended December 31, 2000, 1999 and 1998, respectively. The Company did not have any material capital expenditure commitments as of December 31, 2000.

Financing activities (utilized) provided cash of ($19.9) million, $20.8 million and ($16.4) million for the years ended December 31, 2000, 1999 and 1998, respectively, as the Company borrowed funds to finance acquisitions, made scheduled debt payments and annually increased its dividend rate. In addition, during 2000, 1999 and 1998, the Company repurchased, on the open market, 127,700, 270,700 and 1,045,000, respectively, shares of its Common Stock under a stock repurchase program. The Company is currently authorized to purchase an additional 379,100 shares and anticipates that it will continue to repurchase shares in 2001. The Company has a bank credit agreement for $105.0 million under which loans are due in various amounts through 2004 and $28.7 million of 5.25% Convertible Subordinated Debentures due 2014. At December 31, 2000, there were loans of $70.5 million outstanding under the bank agreement.

The Company had a current ratio (current assets to current liabilities) of 0.87 to 1.00 as of December 31, 2000. Shareholders' equity of $88.2 million at December 31, 2000, increased from $71.2 million at December 31, 1999, and the debt to equity ratio of 1.17 to 1.00 at December 31, 2000 decreased from the last year-end ratio of 1.57 to 1.00 due to debt payments, $8.0 million related to the issuance of Common Stock including the income tax benefit from the exercise of stock options offset in part by the impact of the aforementioned Common Stock repurchase program.

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

While forward-looking statements are provided to assist in the understanding of the Company's anticipated future financial performance, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond the Company's control. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Risk factors and uncertainties that might cause such a difference include, but are not limited to the following: the Company's commission revenues are highly dependent on premium rates charged by insurance underwriters, which are subject to fluctuation based on the prevailing economic conditions and competitive factors that affect insurance underwriters; carrier override and contingent commissions are less predictable than in the past, and any decreases in the Company's collection of them may have an adverse impact on our operating results; the Company's continued growth has been enhanced through acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated may or may not be advantageous to the Company; the general level of economic activity can have a substantial impact on revenues that is difficult to predict, a strong economic period may not necessarily result in higher revenues if the volume of insurance business brought about by favorable economic conditions is offset by premium rates that have declined in response to increased competitive conditions; if the Company is unable to respond in a timely and cost effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

CONSOLIDATED BALANCE SHEET
Hilb, Rogal and Hamilton Company and Subsidiaries


December 31                                                                  2000                1999
--------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents, including $15,005,000 and
      $14,619,000, respectively, of restricted funds                 $ 28,880,784        $ 22,336,722
   Investments                                                          2,127,404           2,939,238
   Receivables:
      Premiums, less allowance for doubtful accounts of
         $1,878,000 and $1,456,000, respectively                       81,117,359          61,853,039
      Other                                                            12,883,269          13,418,165
                                                                     ------------        ------------
                                                                       94,000,628          75,271,204
   Prepaid expenses and other current assets                            6,469,289          10,653,387
                                                                     ------------        ------------
            TOTAL CURRENT ASSETS                                      131,478,105         111,200,551

INVESTMENTS                                                             1,653,775           1,761,463

PROPERTY AND EQUIPMENT, NET                                            16,495,033          15,412,623

INTANGIBLE ASSETS                                                     243,025,280         229,130,542
   Less accumulated amortization                                       46,366,851          45,082,914
                                                                     ------------        ------------
                                                                      196,658,429         184,047,628
OTHER ASSETS                                                            7,085,521           5,559,054
                                                                     ------------        ------------
                                                                     $353,370,863        $317,981,319
                                                                     ============        ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Premiums payable to insurance companies                           $110,399,098        $ 87,752,334
   Accounts payable                                                     5,458,152           6,453,881
   Accrued expenses                                                    13,606,919          11,042,786
   Premium deposits and credits due customers                          15,980,901          15,192,499
   Current portion of long-term debt                                    5,555,940           3,865,137
                                                                     ------------        ------------
            TOTAL CURRENT LIABILITIES                                 151,001,010         124,306,637

LONG-TERM DEBT                                                        103,113,474         111,826,434

OTHER LONG-TERM LIABILITIES                                            11,034,413          10,672,472

SHAREHOLDERS' EQUITY
   Common Stock, no par value; authorized 50,000,000 shares;
      outstanding 13,280,468 and 13,058,978 shares, respectively       22,361,312          18,248,712
   Retained earnings                                                   65,860,654          52,927,064
                                                                     ------------        ------------
                                                                       88,221,966          71,175,776
                                                                     ------------        ------------
                                                                     $353,370,863        $317,981,319
                                                                     ============        ============

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
Hilb, Rogal and Hamilton Company and Subsidiaries

Year Ended December 31                                                      2000                 1999                1998
----------------------------------------------------------------------------------------------------------------------------
REVENUES
   Commissions and fees                                            $ 256,366,197         $219,293,008        $170,202,554
   Investment income                                                   2,625,818            2,045,596           1,578,782
   Other                                                               3,126,959            5,887,335           3,582,345
                                                                   -------------         ------------        ------------
                                                                     262,118,974          227,225,939         175,363,681
OPERATING EXPENSES
   Compensation and employee benefits                                146,441,626          125,576,664          98,478,098
   Other operating expenses                                           55,521,582           49,500,824          41,285,499
   Amortization of intangibles                                        12,239,177           10,690,269           7,919,355
   Interest expense                                                    8,179,390            6,489,645           2,317,195
   Integration costs                                                          --            1,900,000                  --
                                                                   -------------         ------------        ------------
                                                                     222,381,775          194,157,402         150,000,147
                                                                   -------------         ------------        ------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
   EFFECT OF ACCOUNTING CHANGE                                        39,737,199           33,068,537          25,363,534

Income taxes                                                          17,610,032           13,582,740          10,418,469
                                                                   -------------         ------------        ------------

INCOME BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE                                                  22,127,167           19,485,797          14,945,065

Cumulative effect of accounting change, net of tax                       325,000                   --                  --
                                                                   -------------         ------------        ------------
NET INCOME                                                         $  21,802,167         $ 19,485,797        $ 14,945,065
                                                                   =============         ============        ============

NET INCOME PER SHARE - BASIC:
   Income before cumulative effect of accounting change            $        1.69         $       1.51        $       1.20
   Cumulative effect of accounting change, net of tax                      (0.03)                  --                  --
                                                                   -------------         ------------        ------------
   Net income                                                      $        1.66         $       1.51        $       1.20
                                                                   =============         ============        ============

NET INCOME PER SHARE - ASSUMING DILUTION:
   Income before cumulative effect of accounting change            $        1.56         $       1.44        $       1.18
   Cumulative effect of accounting change, net of tax                      (0.02)                  --                  --
                                                                   -------------         ------------        ------------
   Net income                                                      $        1.54         $       1.44        $       1.18
                                                                   =============         ============        ============

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY
Hilb, Rogal and Hamilton Company and Subsidiaries


                                                            Common Stock      Retained Earnings
----------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998                                  $ 16,540,461            $34,798,138

   Issuance of 349,669 shares of Common Stock                  5,684,404
   Purchase of 1,045,280 shares of Common Stock              (18,672,302)
   Payment of dividends ($.635 per share)                                            (7,864,036)
   Other                                                         278,645
   Net income                                                                        14,945,065
                                                            ------------            -----------

BALANCE AT DECEMBER 31, 1998                                   3,831,208             41,879,167

   Issuance of 1,212,266 shares of Common Stock               20,334,046
   Purchase of 270,700 shares of Common Stock                 (6,216,542)
   Income tax benefit from exercise of stock options             300,000
   Payment of dividends ($.655 per share)                                            (8,437,900)
   Net income                                                                        19,485,797
                                                            ------------            -----------

BALANCE AT DECEMBER 31, 1999                                  18,248,712             52,927,064

   Issuance of 352,993 shares of Common Stock                  6,741,497
   Purchase of 131,503 shares of Common Stock                 (3,862,736)
   Income tax benefit from exercise of stock options           1,233,839
   Payment of dividends ($.675 per share)                                            (8,868,577)
   Net income                                                                        21,802,167
                                                            ------------            -----------

Balance at December 31, 2000                                $ 22,361,312            $65,860,654
                                                            ============            ===========


See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
Hilb, Rogal and Hamilton Company and Subsidiaries




Year Ended December 31                                                         2000                  1999                 1998
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                          $ 21,802,167          $ 19,485,797         $ 14,945,065
   Adjustments to reconcile net income to net cash
     provided by operating activities:
      Cumulative effect of accounting change, net of tax                    325,000                    --                   --
      Amortization of intangible assets                                  12,239,177            10,690,269            7,919,355
      Depreciation and amortization                                       5,356,583             4,501,081            3,589,957
                                                                       ------------          ------------         ------------
      Net income plus amortization, depreciation and
         cumulative effect of accounting change, net of tax              39,722,927            34,677,147           26,454,377
      Provision for losses on receivables                                 1,307,232               402,226              560,262
      Provision for deferred income taxes                                   112,505               972,342             (503,796)
      Gain on sale of assets                                             (1,843,686)           (4,906,173)          (2,637,829)
      Income tax benefit from exercise of stock options                   1,233,839               300,000                   --
      Changes in operating assets and liabilities net of effects from insurance agency acquisitions and dispositions:
            (Increase) decrease in accounts receivable                  (15,806,134)           11,372,878           (5,991,755)
            Decrease (increase) in prepaid expenses                       3,712,165            (4,014,117)            (460,178)
            Increase (decrease) in premiums payable to
              insurance companies                                        16,552,601           (27,232,583)           2,562,095
            Increase in premium deposits and credits due customers          835,810             7,278,076               13,073
            (Decrease) increase in accounts payable                        (935,314)            2,958,551            1,634,550
            Increase (decrease) in accrued expenses                       1,458,384            (7,039,304)          (1,228,915)
            Other operating activities                                    1,470,897             2,802,707             (752,315)
                                                                       ------------          ------------         ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                47,821,226            17,571,750           19,649,569

INVESTING ACTIVITIES
   Purchase of held-to-maturity investments                                 (92,233)           (2,116,165)            (444,281)
   Proceeds from maturities and calls of held-to-maturity
      investments                                                         1,011,755             3,867,344              833,593
   Purchase of property and equipment                                    (7,513,583)           (6,587,055)          (4,978,966)
   Purchase of insurance agencies, net of cash acquired                 (21,832,643)          (33,681,000)         (10,446,138)
   Proceeds from sale of assets                                           8,951,274             5,635,066            8,912,516
   Other investing activities                                            (1,864,218)           (2,519,849)               2,403
                                                                       ------------          ------------         ------------
NET CASH USED IN INVESTING ACTIVITIES                                   (21,339,648)          (35,401,659)          (6,120,873)

FINANCING ACTIVITIES
   Proceeds from long-term debt                                           3,000,000           106,000,000           18,975,000
   Principal payments on long-term debt                                 (13,701,450)          (73,976,681)         (11,071,664)
   Repurchase of Common Stock                                            (3,583,986)           (6,216,542)         (18,672,302)
   Dividends                                                             (8,868,577)           (8,437,900)          (7,864,036)
   Other financing activities                                             3,216,497             3,402,796            2,184,404
                                                                       ------------          ------------         ------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                     (19,937,516)           20,771,673          (16,448,598)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          6,544,062             2,941,764           (2,919,902)

Cash and cash equivalents at beginning of year                           22,336,722            19,394,958           22,314,860
                                                                       ------------          ------------         ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 28,880,784          $ 22,336,722         $ 19,394,958
                                                                       ============          ============         ============

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries


December 31, 2000

Hilb, Rogal and Hamilton Company (the Company), a Virginia corporation, operates as a network of wholly-owned subsidiary insurance agencies located in 19 states. Its principal activity is the performance of retail insurance services which involves placing various types of insurance, including property, casualty, employee benefits, and other areas of specialized exposure with insurance underwriters on behalf of its clients.


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

REVENUES: Commission income as well as the related premiums receivable from customers and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. The Company carries a reserve for policy cancellations which is periodically evaluated and adjusted as necessary. Miscellaneous premium adjustments are recorded as they occur. Contingent commissions and commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received which is the Company's first notification of amounts earned. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably obtained prior to receipt of the commission. Commissions on premiums billed directly by insurance carriers usually represent a large number of relatively small transactions. Since these amounts are billed directly by the carrier, determination of the renewal is difficult to predict. Accordingly, revenue cannot be estimated until receipt of commission and the accompanying policy detail is received from the carrier. Service fee revenue is recorded on a pro rata basis as the services are provided. Service fee revenue typically relates to claims management and loss control services, program administration and workers' compensation consultative services which are provided over a period of time, typically one year. Carrier overrides are commissions paid by insurance underwriters in excess of the standard commission rates on specific classes of business. These amounts are paid as a percentage of certain classes of business written with the specific underwriter and are recorded as earned. Investment income is recorded as earned. The Company's investment policy provides for the investment of premiums between the time they are collected from the client and remitted (net of commission) to the underwriter. Typically, premiums are due to the underwriters 45 days after the end of the month the policy renews. This investment activity is part of our normal operations and accordingly investment income earned is reported in operating income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries



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

INTANGIBLE ASSETS: Intangible assets arising from acquisitions accounted for as purchases principally represent the excess of costs over the fair value of net assets acquired and are being amortized on a straight-line basis over periods ranging up to 40 years. The weighted average life of the intangible assets is
20.4 years and 20.3 years as of December 31, 2000 and 1999, respectively. The carrying value of the Company's intangible assets is periodically reviewed to ensure that there are no conditions which exist indicating that the recorded amount of intangible assets is not recoverable from future undiscounted cash flows.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries



FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable, accrued expenses and long-term debt approximate those assets' and liabilities' fair values. Fair values for investment securities and interest rate swaps are based on quoted market prices and are disclosed in Notes C and E, respectively.

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

ACCOUNTING PRONOUNCEMENTS: In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires the Company to recognize all derivatives as either assets or liabilities in the balance sheet and measure these instruments at fair value. Upon adoption, the Company will be required to adjust derivative instruments to fair value in the balance sheet and recognize offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. The Company will adopt Statement No. 133 in the first quarter of 2001. Because of the Company's minimal use of derivatives, the new statement will not have a material effect on earnings or the financial position of the Company.

RECLASSIFICATIONS: Certain amounts for the prior period have been classified to conform to current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries



note b  CHANGE IN METHOD OF ACCOUNTING

In accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000, the Company changed its method of accounting for cancellation of customer insurance policies. Previously, the Company did not record a reserve for such cancellations. Under the new method of accounting adopted retroactive to January 1, 2000, the Company now records a reserve for such cancellations. The cumulative effect of the change on prior years resulted in a charge to income of $325,000 (net of income taxes of $225,000), for the year ended December 31, 2000. The effect of the change on the year ended December 31, 2000 was to decrease income before the cumulative effect of the accounting change by $30,000. The Company will periodically review the adequacy of the allowance and adjust it as necessary.


note c  INVESTMENTS

The following is a summary of held-to-maturity investments included in current and long-term assets on the consolidated balance sheet:


                                                                      Held-to-Maturity Investments
                                                         -------------------------------------------------------
                                                                            Gross         Gross
                                                                       Unrealized    Unrealized             Fair
DECEMBER 31, 2000                                              Cost         Gains        Losses            Value
----------------------------------------------------------------------------------------------------------------
Obligations of states and political subdivisions         $2,570,000        $7,000          $--        $2,577,000
Certificates of deposit and other                         1,211,000            --           --         1,211,000
                                                         ----------        ------          ---        ----------
                                                         $3,781,000        $7,000          $--        $3,788,000
                                                         ==========        ======          ===        ==========

                                                                        Held-to-Maturity Investments
                                                        -------------------------------------------------------------
                                                                            Gross             Gross
                                                                       Unrealized        Unrealized              Fair
DECEMBER 31, 1999                                             Cost          Gains            Losses             Value
---------------------------------------------------------------------------------------------------------------------
Obligations of states and political subdivisions        $3,057,000        $10,000               $--        $3,067,000
Certificates of deposit and other                        1,644,000             --                --         1,644,000
                                                        ----------        -------               ---        ----------
                                                        $4,701,000        $10,000               $--        $4,711,000
                                                        ==========        =======               ===        ==========

The amortized cost and fair value of held-to-maturity investments at December 31, 2000, by contractual maturity, are as follows. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

HELD-TO-MATURITY INVESTMENTS                       Cost         Fair Value
--------------------------------------------------------------------------
Due in one year                              $2,127,000         $2,129,000
Due after one year through five years         1,654,000          1,659,000
                                              ---------          ---------
                                             $3,781,000         $3,788,000
                                             ==========         ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries




note d  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                                            2000               1999
---------------------------------------------------------------------------------------------------------------------------
Furniture and equipment                                                              $34,687,000        $31,747,000
Buildings and land                                                                     1,097,000          2,688,000
Leasehold improvements                                                                 4,368,000          3,424,000
                                                                                     -----------        -----------
                                                                                      40,152,000         37,859,000

Less accumulated depreciation and amortization                                        23,657,000         22,446,000
                                                                                     -----------        -----------
                                                                                     $16,495,000        $15,413,000
                                                                                     ===========        ===========


note e  LONG-TERM DEBT

                                                                                            2000               1999
---------------------------------------------------------------------------------------------------------------------------
Notes payable to banks, interest currently 7.44% to 7.56%                           $ 70,500,000       $ 78,000,000
5.25% Convertible Subordinated Debentures due 2014, with a conversion
   price of $22.75, callable 2009                                                     28,745,000         28,594,000
Installment notes payable primarily incurred in acquisitions of
   insurance agencies, 4.24% to 8.00%, due in various installments to 2003             9,425,000          9,098,000
                                                                                    ------------       ------------
                                                                                     108,670,000        115,692,000
      Less current portion                                                             5,556,000          3,865,000
                                                                                    ------------       ------------
                                                                                    $103,114,000       $111,827,000
                                                                                    ============       ============

Maturities of long-term debt for the four years ending after December 31, 2001 are $2,334,000 in 2002, $4,272,000 in 2003, $67,056,000 in 2004, and $29,452,000
beyond 2005.

Interest paid was $9,195,000, $6,674,000 and $2,321,000 in 2000, 1999 and 1998,
respectively.

The Company entered into a credit agreement in 1999 with five banks that allows for borrowings of up to $110,000,000 consisting of a term loan facility of $45,000,000 and a revolving credit facility in the aggregate principal amount of $65,000,000, both of which bear interest at variable rates. The term portion of the facility is payable quarterly beginning September 30, 2000 with the final payment due June 30, 2004. The revolving credit facility is due in 2004. At December 31, 2000, $70,500,000 was borrowed under this agreement. This credit agreement contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on merger activity, indebtedness, investments, payment of dividends and repurchase of Common Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries


The Company entered into two interest rate swap agreements effective June 17, 1999 to manage interest rate exposure on its long-term debt. The swap agreements are contracts to exchange floating rate for fixed rate interest payments periodically over the lives of the agreements without the exchange of the underlying combined notional amount of $45,000,000, which amortizes quarterly by $937,500 beginning September 30, 2000 through their maturity on June 30, 2004. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The credit risk to the Company would be the counterparties' inability to pay the differential in the fixed rate and variable rate in a rising interest rate environment. The Company is exposed to market risk from changes in interest rates.

The differential paid or received on the interest rate per the agreements is recognized as an adjustment to interest expense. Under the Company's interest rate swap agreements, the Company contracted with the counterparties to exchange the difference between the Company's fixed pay rates of 6.43% and 6.46% and the counterparties' variable LIBOR pay rate. At the end of the year, the variable rate was approximately 6.60% for each agreement. The contracts expire June 30, 2004. The fair market value of the interest rate swaps at December 31, 2000 resulted in an unrecognized liability of $861,000.

note f  RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

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

Prior to merger with the Company, certain of the merged companies had separate profit sharing or benefit plans. These plans were terminated or frozen at the time of merger with the Company.

The total expense recorded under the Retirement Savings Plan for 2000, 1999 and 1998 was approximately $2,413,000, $2,075,000 and $2,378,000, respectively.

In addition, in January 1998, the Company amended and restated the Supplemental Executive Retirement Plan (the Plan) for key executives to convert the Plan from a defined benefit arrangement to a cash balance plan. Upon amendment of the Plan, benefits earned prior to 1998 were frozen. The Company continues to accrue interest and amortize prior service costs related to the benefits earned prior to January 1, 1998 under the Plan and recognized expense related to these items of $261,000, $241,000 and $274,000 in 2000, 1999 and 1998, respectively. The
Plan, as amended, provides that beginning in 1998 the Plan participants shall be credited each year with an amount that is calculated by determining the total Company match and profit sharing contribution that the participant would have received under the Retirement Savings Plan absent the compensation limitation that applies to such plan, reduced by the amount of actual company match and profit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries



sharing contributions to such Plan. The Plan also provides for the crediting of interest to participant accounts. Expense recognized by the Company in 2000, 1999 and 1998 related to these Plan provisions amounted to $140,000, $108,000 and $75,000, respectively. At December 31, 2000 and 1999, the Company's accrued liability for benefits under the Plan, including benefits earned prior to January 1, 1998 was $1,952,000 and $1,631,000, respectively, and is included in other long-term liabilities on the balance sheet.

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

The following tables set forth a statement of benefit obligation, fair value of assets, accrued benefit cost, weighted average discount rate and net periodic benefit cost for the postretirement benefit plans:


                                                              2000               1999
--------------------------------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR                        $ 631,000          $ 694,000

FAIR VALUE OF PLAN ASSETS AT END OF YEAR                 $      --          $      --

ACCRUED BENEFIT COST                                     $(843,000)         $(796,000)

WEIGHTED AVERAGE DISCOUNT RATE AS OF DECEMBER 31:             7.75%              7.75%


                                      2000           1999           1998
------------------------------------------------------------------------
NET PERIODIC BENEFIT COST         $ 85,000       $116,000       $104,000


The accrued benefit liability recognized in the consolidated balance sheet as of December 31, 2000 and 1999 was $843,000 and $796,000, respectively.

For measurement purposes, a 7.0% gross medical trend rate was assumed in 2001. The rate is assumed to decrease to 6.2% over the period to 2020 and remain level thereafter. The effect of a 1% change in the assumed health care costs trend rates is immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries



note g  INCOME TAXES

The components of income taxes shown in the statement of consolidated income are as follows:

                                2000               1999                1998
---------------------------------------------------------------------------
Current
   Federal               $14,457,000        $10,409,000         $ 8,542,000
   State                   3,040,000          2,201,000           2,039,000
   Foreign                        --                 --             341,000
                         -----------        -----------         -----------
                          17,497,000         12,610,000          10,922,000

Deferred
   Federal                    96,000            825,000            (362,000)
   State                      17,000            148,000             (68,000)
   Foreign                        --                 --             (74,000)
                         -----------        -----------         -----------
                             113,000            973,000            (504,000)
                         -----------        -----------         -----------
                         $17,610,000        $13,583,000         $10,418,000
                         ===========        ===========         ===========

The effective income tax rate varied from the statutory federal income tax rate as follows:


                                                        2000          1999          1998
----------------------------------------------------------------------------------------
Statutory federal income tax rate                       35.0%         35.0%         35.0%
Tax exempt investment income                            (0.4)         (0.4)         (0.5)
State income taxes, net of federal tax benefit           5.0           4.6           5.0
Non-deductible goodwill amortization                     2.4           2.2           1.2
Basis difference on sale of insurance accounts           1.2          (0.4)           --
Other                                                    1.1           0.1           0.4
                                                        ----          ----          ----
   Effective income tax rate                            44.3%         41.1%         41.1%
                                                        ====          ====          ====


Income taxes paid were $11,968,000, $15,346,000 and $10,678,000 in 2000, 1999 and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries



Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets on the consolidated balance sheet are as follows:

                                                  2000              1999
------------------------------------------------------------------------
Deferred tax liabilities:
   Intangible assets                        $5,999,000        $6,042,000
   Other - net                                 625,000           438,000
                                            ----------        ----------
      Total deferred tax liabilities         6,624,000         6,480,000
Deferred tax assets:
   Deferred compensation                     1,925,000         1,434,000
   Bad debts                                   742,000           575,000
   Accrued transaction costs                   901,000         1,407,000
   Deferred rent/income                      1,443,000         1,061,000
   Other                                     1,053,000           403,000
                                            ----------        ----------
      Total deferred tax assets              6,064,000         4,880,000
                                            ----------        ----------
      Net deferred tax liabilities          $  560,000        $1,600,000
                                            ==========        ==========


note h  LEASES

The Company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2008 and generally include escalation clauses for increases in lessors' operating expenses and increased real estate taxes.

Future minimum rental payments required under such operating leases are summarized as follows:

2001                           $12,971,000
2002                            11,822,000
2003                            10,556,000
2004                             7,922,000
2005                             5,845,000
Thereafter                       8,562,000
                               -----------
                               $57,678,000
                               ===========

Rental expense for all operating leases amounted to $11,661,000 in 2000, $10,225,000 in 1999 and $7,474,000 in 1998. Included in rental expense for 2000,
1999 and 1998 is approximately $436,000, $429,000 and $554,000, respectively, which was paid to employees or related parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries


note i  SHAREHOLDERS' EQUITY

The Company has adopted and the shareholders have approved the 2000 Stock Incentive Plan, the Non-employee Directors Stock Incentive Plan, the Hilb, Rogal and Hamilton Company 1989 Stock Plan and the 1986 Incentive Stock Option Plan, which provide for the granting of options to purchase up to an aggregate of approximately 1,400,000 and 1,955,000 shares of Common Stock as of December 31, 2000 and 1999, respectively. Stock options granted have seven to ten year terms and vest and become fully exercisable at various periods up to five years. Stock option activity under the plans was as follows:

                                                      Weighted Average
                                            Shares      Exercise Price
----------------------------------------------------------------------
Outstanding at January 1, 1998           1,106,463              $14.70
   Granted                                 290,747               17.68
   Exercised                               136,405               13.16
   Expired                                  54,346               15.20
                                         ---------
Outstanding at December 31, 1998         1,206,459               15.54
   Granted                                  91,100               21.24
   Exercised                               180,667               14.73
   Expired                                  36,642               14.96
                                         ---------
Outstanding at December 31, 1999         1,080,250               16.17
   Granted                                 198,500               28.22
   Exercised                               172,294               15.05
   Expired                                  18,455               19.06
                                         ---------
Outstanding at December 31, 2000         1,088,001               18.50
                                         =========

Exercisable at December 31, 2000           690,186               16.89


The options outstanding at December 31, 2000 have exercise prices that range from $11.88 to $28.75. The weighted average contractual life of these options is five years.

There were 1,285,000 and 349,000 shares available for future grant under these plans as of December 31, 2000 and 1999, respectively.

No compensation expense is recognized in operations for 2000, 1999 or 1998.

During 2000 and 1999, the Company also awarded 89,320 and 5,500 shares, respectively, of restricted stock under the 1989 Stock Plan, with a weighted average fair value at the grant date of $28.32 and $22.63 per share, respectively. These restricted shares vest ratably over a four year period beginning in the second year of continued employment. During 2000, 2,400 shares of restricted stock expired. Compensation expense related to these awards was $725,000 and $17,000 for the years ended December 31, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries



note j  NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:


                                                                                      Twelve Months Ended
                                                                        -------------------------------------------------
                                                                               2000               1999               1998
-------------------------------------------------------------------------------------------------------------------------
Numerator for basic net income per share - net income                   $21,802,167        $19,485,797        $14,945,065
   Effect of dilutive securities: 5.25% convertible debenture             1,079,959            710,995                 --
                                                                        -----------        -----------        -----------
Numerator for dilutive net income per share - net income
   available after assumed conversions                                  $22,882,126        $20,196,792        $14,945,065
                                                                        ===========        ===========        ===========
Denominator
   Weighted average shares                                               13,062,063         12,783,299         12,453,558
   Effect of guaranteed future shares to be issued in connection
      with agency acquisitions                                               49,801             92,212             43,194
                                                                        -----------        -----------        -----------
Denominator for basic net income per share                               13,111,864         12,875,511         12,496,752
Effect of dilutive securities:
   Employee stock options                                                   347,207            181,702            187,794
   Employee non-vested stock                                                 19,138                282                 --
   Contingent stock - acquisitions                                            6,964             11,999             24,198
   5.25% convertible debenture                                            1,406,593            937,729                 --
                                                                        -----------        -----------        -----------
Dilutive potential common shares                                          1,779,902          1,131,712            211,992
                                                                        -----------        -----------        -----------
Denominator for diluted net income per share - adjusted weighted
   average shares and assumed conversions                                14,891,766         14,007,223         12,708,744
                                                                        ===========        ===========        ===========

Net Income Per Share:
   Basic                                                                $      1.66        $      1.51        $      1.20
                                                                        ===========        ===========        ===========
   Diluted                                                              $      1.54        $      1.44        $      1.18
                                                                        ===========        ===========        ===========


note k  ACQUISITIONS

During 2000, the Company acquired certain assets and liabilities of 11 insurance agencies for $25,827,000 ($19,147,000 in cash, $3,679,000 in guaranteed future payments and 85,152 shares of Common Stock) in purchase accounting transactions. Assets acquired include intangible assets of $25,452,000. The combined purchase price may be increased by approximately $4,230,000 in 2001, $4,530,000 in 2002 and $1,555,000 in 2003 based upon net profits realized.

On May 3, 1999, the Company acquired all of the issued and outstanding shares of American Phoenix Corporation (American Phoenix), a subsidiary of Phoenix Home Life Mutual Insurance Company, from Phoenix Home Life Mutual Insurance Company and Martin L. Vaughan, III. The shares were acquired in exchange for approximately $49 million in cash, $32 million face value in 5.25% Convertible Subordinated Debentures due 2014, with a conversion price of $22.75 per share, callable in 2009, and 1,000,000 shares of Common Stock of the Company. The Company funded the cash portion of the purchase price with a credit facility obtained in connection with the acquisition. The acquisition has been accounted for by the purchase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries


method of accounting. Intangible assets of approximately $97 million, created by the acquisition, are being amortized over 25 years. The assets and liabilities of American Phoenix have been revalued to their respective fair market values. Purchase accounting adjustments were finalized in May of 2000. As a result of this finalization, the total purchase price increased by a total of $605,000 primarily related to additional professional fees associated with the transaction ($75,000), increased liabilities for certain abandoned leases of American Phoenix ($300,000) and premerger litigation ($180,000). The financial statements of the Company reflect the combined operations of the Company and American Phoenix from the closing date of the acquisition.

Pursuant to EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," the Company recorded a charge of $1.9 million in the second quarter of 1999 related to employee severance, lease termination costs and other costs necessary to integrate the operations of American Phoenix with the Company. Costs incurred to exit certain leases and physically merge common locations comprised $950,000 of this amount. The remaining amount relates to employee severance and other integration costs. These charges have been included in the following pro forma amounts. As of December 31, 2000, the Company had paid approximately $1,457,000 of these integration costs. The remaining balance of $443,000 will be used for payment of approximately $388,000 and $55,000 in 2001 and 2002, respectively. Similar costs related to American Phoenix's severance and termination costs were approximately $2,700,000 and were capitalized as part of the purchase price. As of December 31, 2000, the Company had paid approximately $1,573,000 of these costs with the remaining balance of $1,077,000 relating principally to lease obligations to be paid through October 2005 as leases expire. The following unaudited pro forma results of operations of the Company give effect to the acquisition of American Phoenix as though the transaction had occurred on January 1, 1999 and 1998, respectively.

                                                      1999               1998
-----------------------------------------------------------------------------
Revenues                                      $252,000,000       $250,616,000
Net Income                                      20,783,000         13,913,000

Net Income Per Common Share:
   Basic                                             $1.57              $1.03
   Diluted                                           $1.45              $0.99

Weighted Average Shared Outstanding:
   Basic                                        13,209,000         13,497,000
   Diluted                                      14,809,000         15,115,000

During 1999, the Company also acquired certain assets and liabilities of two other insurance agencies for $4,313,000 ($3,250,000 in cash and $1,063,000 in guaranteed future payments) in purchase accounting transactions. Assets acquired include intangible assets of $4,500,000. The combined purchase price was increased by approximately $656,000 in 2000, and may be increased by approximately $1,012,500 in 2001 based upon net profits realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries


During 1998, the Company acquired certain assets and liabilities of six insurance agencies for $9,998,000 ($4,498,000 in cash, $3,500,000 in guaranteed future payments and 113,945 shares of Common Stock) in purchase accounting transactions. Assets acquired include intangible assets of $11,787,000. The combined purchase price was increased by approximately $1,569,000 in 2000 and $2,389,000 in 1999, and may be increased by approximately $1,500,000 in 2001, $1,125,000 in 2002 and $525,000 in 2003 based upon commissions or net profits realized.

The above purchase acquisitions have been included in the Company's consolidated financial statements from their respective acquisition dates.

note l  SALE OF ASSETS

During 2000, 1999 and 1998, the Company sold certain insurance accounts and other assets resulting in gains of approximately $1,844,000, $4,906,000 and $2,638,000, respectively. Taxes related to these gains were $1,278,000, $1,599,000 and $1,082,000 in 2000, 1999 and 1998, respectively. These amounts are included in other revenues in the statement of consolidated income. Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

note m  COMMITMENTS AND CONTINGENCIES

Included in cash and cash equivalents and premium deposits and credits due customers are approximately $1,122,000 and $213,000 of funds held in escrow at December 31, 2000 and 1999, respectively. In addition, premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states in which the Company operates. The amount of cash and cash equivalents so restricted was approximately $13,883,000 and $14,406,000 at December 31, 2000 and 1999, respectively.

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

note n  SUBSEQUENT EVENTS

Subsequent to December 31, 2000, the Company acquired certain assets and liabilities of four insurance agencies for approximately $29,200,000 ($21,300,000 in cash, $4,000,000 in guaranteed future payments and approximately 106,000 shares of Common Stock). The acquired operations, in aggregate, are not material to the consolidated financial statements. These acquisitions have been accounted for as purchase transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries




note o  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2000 and 1999:


                                                                               Three Months Ended(1)
                                                              -------------------------------------------------------
(in thousands, except per share amounts)                      March 31         June 30   September 30    December 31
---------------------------------------------------------------------------------------------------------------------
2000

Total Revenues                                                 $67,013         $62,216        $65,775        $67,116

Income before cumulative effect of accounting change           $ 6,737         $ 4,941        $ 6,152        $ 4,297
Cumulative effect of accounting change, net of tax                 325 (2)          --             --             --
                                                               -------         -------        -------        -------
Net income                                                     $ 6,412         $ 4,941        $ 6,152        $ 4,297
                                                               =======         =======        =======        =======

Net Income Per Share - Basic:
   Income before cumulative effect of accounting change        $  0.51         $  0.38        $  0.47        $  0.32
   Cumulative effect of accounting change, net of tax            (0.03)(2)          --             --             --
                                                               -------         -------        -------        -------
   Net income                                                  $  0.48         $  0.38        $  0.47        $  0.32
                                                               =======         =======        =======        =======

Net Income Per Share - Assuming Dilution:
   Income before cumulative effect of accounting change        $  0.47         $  0.35        $  0.43        $  0.30
   Cumulative effect of accounting change, net of tax            (0.02)(2)          --             --             --
                                                               -------         -------        -------        -------
   Net income                                                  $  0.45         $  0.35        $  0.43        $  0.30
                                                               =======         =======        =======        =======

1999
Total Revenues                                                 $50,254         $54,885        $63,207        $58,880
Net Income                                                       7,437           3,044          5,916          3,089
Net Income Per Share:
   Basic                                                          0.61            0.24           0.45           0.23
   Assuming Dilution                                              0.60            0.23           0.42           0.23

1 Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.

2  See Note B.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilb, Rogal and Hamilton Company and Subsidiaries

Shareholders and Board of Directors
Hilb, Rogal and Hamilton Company

We have audited the accompanying consolidated balance sheets of Hilb, Rogal and Hamilton Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb, Rogal and Hamilton Company and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note B of the consolidated financial statements, in 2000 the Company changed its method of accounting for policy cancellations.


                                          /s/ Ernst & Young LLP


Richmond, Virginia
February 9, 2001

OFFICERS AND GENERAL INFORMATION
Hilb, Rogal and Hamilton Company and Subsidiaries



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

William L. Chaufty
Vice President; Director, Central Region

Robert B. Lockhart
Vice President; Director, Northeast Region

Benjamin A. Tyler
Vice President; Director, Southeast Region

Michael A. Janes
Vice President; Director, West Region

Steven C. Deal
Vice President; Director, Mid-Atlantic Region

Richard F. Galardini
Vice President

Karl E. Manke
Vice President, Marketing and Sales Development

Henry C. Kramer
Vice President, Human Resources

Vincent P. Howley
Vice President, Agency Financial Operations

Robert W. Blanton, Jr.
Vice President and Controller

Valerie C. Elwood
Assistant Vice President

William C. Widhelm
Assistant Vice President, Internal Audit


FORM 10-K

Any shareholder wishing to obtain a copy for the Company's Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary at the corporate address.


ANNUAL MEETING

The Company's Annual Meeting of Shareholders will be held on May 1, 2001 at 10:00 A.M. at the Jefferson Hotel, 101 West Franklin Street, Richmond, Virginia.


TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park,New Jersey 07660
(800) 756-3353
www.chasemellon.com


SHAREHOLDER INQUIRIES

Communications regarding dividends, lost stock certificates, change of address, etc. should be directed to Mellon Investor Services, LLC Shareholder Services. Other inquiries should be directed to the Secretary at the corporate address.


OUTSIDE COUNSEL

Williams, Mullen, Clark & Dobbins
Richmond, Virginia


INDEPENDENT AUDITORS

Ernst & Young LLP
Richmond, Virginia


CORPORATE HEADQUARTERS

4235 Innslake Drive
P.O. Box 1220
Glen Allen, Virginia 23060-1220
804-747-6500
804-747-6046 fax
www.hrh.com


SHAREHOLDERS

The Company's Common Stock has been publicly traded since July 15, 1987. It is traded on the New York Stock Exchange under the symbol "HRH." As of December 31, 2000, there were 605 holders of record of the Company's Common Stock.


MARKET PRICE OF COMMON STOCK

High and low stock prices and dividends per share for the indicated quarters were:


                      Sales Price              Cash
                  --------------------    Dividends
Quarter Ended        High        Low       Declared
-------------     --------------------     --------
1999
March 31           $19.13     $15.56          $.160
June 30             22.38      17.19           .165
September 30        25.06      20.88           .165
December 31         29.13      24.25           .165

2000
March 31           $28.50     $25.81          $.165
June 30             34.88      27.19           .170
September 30        41.94      34.38           .170
December 31         41.25      36.81           .170



Design: BD&E, Inc.

Feature Photography: David Levin

Executive Photography: Duane Berger

Copywriting: Valerie Barker Communications

Printing: Superior Printing