Form 10-K405, Exhibit 13
period 2001-12-31
HILB ROGAL & HAMILTON CO /VA/
filed 2002-03-29
CIK 814898

ANNUAL REPORT 2001
PERFORMING IN A WORLD OF UNCERTAINTY


Hilb, Rogal and Hamilton Company
The Hilb, Rogal and Hamilton Building
Suite 500
4951 Lake Brook Drive
Glen Allen, Virginia 23060-9272
804-747-6500
www.hrh.com

P1       PERFORMING IN A WORLD OF UNCERTAINTY
P2       FINANCIAL HIGHLIGHTS
P3       HRH LOCATIONS
P4       TO OUR SHAREHOLDERS
P8       SERVING IN A WORLD OF UNCERTAINTY
P20      THE HRH CHARITABLE FOUNDATION
P21      FINANCIAL CONTENTS
P47      BOARD OF DIRECTORS AND OFFICERS
P48      GENERAL INFORMATION

HRH believes fundamentally in the power of people and in the power of the excellence that exists in people. We believe if the right people are properly inspired, properly directed and properly deployed -- and committed to excellence -- they will carry the day. The names appearing throughout this book are those of our employees -- the people who carry the day at HRH.
(Ghosted image of employee names print throughout the book)


HILB, ROGAL AND HAMILTON COMPANY PROFILE

Hilb, Rogal and Hamilton Company serves as an intermediary between our clients -- who are traditionally the middle-market businesses of the nation -- and insurance companies that underwrite client risks. With more than 80 offices in the United States, Hilb, Rogal and Hamilton Company is able to assist clients in managing their risks in areas such as property and casualty, employee benefits and other areas of specialized exposure. Revenues are derived primarily from commissions received from insurance companies with which client risks are placed. Support services related to risk transfer transactions are an additional revenue source. As an industry leader, the Company expands its business by developing new clients, providing additional services to current clients and maintaining a disciplined merger and acquisition strategy.

2001 was another record year for HRH with increases in total revenues of 26 percent and operating net income per share up 34 percent. Yet it was also a year in which an unprecedented level of uncertainty entered the lives of our clients, associates, families and friends.

The year began with a hardening insurance market and, after the tragic events of September 11th, ended with an increased awareness of risk and loss for most. Today, throughout our business community and nation, risk is not quite so intangible or remote anymore. More than any time before, clients have questions, and clients need answers and assurances.

At HRH, risk has never been intangible but has always been a fundamental reality to be uncovered, assessed and managed by professionals who understand exactly what is at stake. In these challenging times, HRH is committed to providing our clients with the exceptional service and attention they need because our clients must be able to perform, even in a world of uncertainty.


FINANCIAL HIGHLIGHTS

Operating Net Income1 Per Share (Graph)
Operating Cash Flow2 Per Share (Graph)
Total Revenues (Graph)

1 Net income before gains, accounting change and an integration charge. 2 Operating net income plus amortization and depreciation.


                            Selected Financial Data
               Hilb, Rogal and Hamilton Company and Subsidiaries
                    (In thousands, except per share amounts)

                                          2001         2000

Total Revenues ....................     $330,267     $262,119
Net Income ........................     $ 32,349     $ 21,802
Net Income Per Share:
         Basic ....................     $   1.18     $   0.83
         Diluted ..................     $   1.07     $   0.77
Dividends Per Share ...............     $ 0.3475     $ 0.3375
Total Assets ......................     $499,301     $353,371
Total Shareholders' Equity.........     $142,801     $ 88,222


HRH LOCATIONS

HRH has a network of more than 80 offices in the United States.

The offices are organized in five geographic regions: West, Central, Southeast, Mid-Atlantic and Northeast.

TO OUR SHAREHOLDERS

HRH achieved record financial results for 2001, surpassing our long-term annual earnings growth goal. Five years have passed since we launched our Strategic Plan that set value creation and aggressive financial goals as the key priorities to help HRH become the premier domestic middle-market insurance and risk management intermediary. In addition to contributing decisively to past performance, the Strategic Plan is a strong foundation for future growth.
As we enter the next five years, we remain committed to becoming the premier domestic middle-market insurance and risk management intermediary and to our financial objectives of increasing annual operating earnings per share by a minimum of 15 percent each year. We do, however, anticipate even more emphasis in the future on building a high performance sales and service organization. HRH's 2001 performance was driven by organic revenue growth, improved profitability and a successful acquisition program. Organic growth reflected market share gains from higher productivity, new products, new markets and rising property and casualty premium rates. Our Best Practices initiative, completing its second year, focused on improving sales and service delivery methods and further enhancing profitability. Through Best Practices, we were also able to give our professionals the tools, training and resources worthy of a premier company. The blending of local, hands-on service with the risk management expertise and placement capabilities of a national organization continued to serve as HRH's trademark. Lastly, the 2001 acquisition class, exemplifying strategic fit, entrepreneurial talent and growth potential, quickly became an integral part of the HRH team.

Property and casualty insurance premiums rose for many middle-market commercial lines early in the year, as insurers focused on their loss experience, return on capital and profitability. Faced with a softening macroeconomic outlook, many middle-market businesses explored ways to stretch their insurance dollars through risk reduction and prevention, closer analysis of coverage requirements and higher retention levels. The tragic events of September 11th heightened awareness of risk and raised the probability that risks, once thought remote, could indeed be realized. Prompted by sharp increases in cost and limited availability of certain types of coverage, many businesses began to rethink their risk management strategies. While large, multi-national enterprises were most affected by these trends, many of our middle-market clients also began to make insurance coverage and cost a higher priority than in the recent past. HRH's client-focused and service-oriented approach to managing risk directly addresses these evolving middle-market requirements.

Total revenues for 2001 rose 26.0 percent to $330.3 million, influenced by acquisitions as well as internal growth. Commissions and fees, before acquisitions and divestitures, rose 5.6 percent. Net income for the year rose
48.4 percent to $32.3 million, or $1.07 per share, from $21.8 million, or $0.77 per share. Operating net income, which excludes gains and an accounting change in 2000, increased 42.6 percent to $30.8 million, or $1.02 per share, from $21.6 million, or $0.76 per share, in the prior year. Operating cash flow (operating net income plus depreciation and amortization) for the year was $50.7 million, or $1.66 per share. (All references to share amounts have



         [Photo - Chief Executive Officer and Chief Operating Officer] been adjusted for the 2-for-1 Common Stock split payable December 31, 2001.)

Our acquisition pace accelerated in 2001, reflecting the opportunities created by the continuing industry consolidation, our increasing ability to attract high caliber agencies, the success of our previous acquisitions and, finally, the growing number of HRH professionals who have developed skills and experience in identifying, negotiating, closing and, particularly, integrating acquisitions. The integration process, in which we develop mutually beneficial synergies and, through our Best Practices initiative, margin improvement and new growth channels, worked particularly well in 2001.

In July 2001, we acquired our largest acquisition for the year, Berwanger Overmyer Associates, central Ohio's largest independent insurance broker, which has been highly regarded during its nearly 30 years of operation. In addition to opening Ohio for HRH, this acquisition also brought profitable specialty insurance capabilities, including employee benefits and program management, which can be distributed by other HRH agencies. Earlier in the year, HRH set a pattern for entry into new markets by entering first Kansas and then Maine through the acquisitions of Dulaney, Johnston & Priest and The Dunlap Corporation, also premier firms serving prominent middle-market clients. Each of these firms, as part of HRH, has multiple opportunities for accelerating growth and enhancing profitability. Through a series of smaller acquisitions in 2001, we strengthened our presence in California, Connecticut, Maryland, Pennsylvania and Texas with highly competitive agencies that brought talent, distribution capacity and expertise to the HRH system. In early 2002, using the same basic model and financial discipline, we have continued to explore acquisition opportunities and look forward to another active year.

For the past two years, our Best Practices program has been instrumental in developing a more powerful sales culture through tools and materials, sales and sales management training and performance incentives. Best Practices is designed to apply, throughout our network of offices, the most successful modes of operation found anywhere within HRH. On the cost management side, Best Practices has improved margins of existing and acquired offices by fine-tuning operations and culling low-margin business. In its third year, Best Practices will continue its work, from one profit center to another, with the goal of attaining optimal operating performance.

Careful tailoring of products and services to match clients' evolving needs is an integral part of HRH's growth strategy. In response to industry conditions -- rising premiums for many commercial lines and limited availability of certain insurance coverages -- HRH began to expand and deepen relationships with insurers that are able to supply needed coverages at competitive costs. While HRH already has excellent relationships with many insurers, from the largest carriers to the smallest, adding experts to manage those relationships and market risks to underwriters is HRH's way of pulling out all the stops to deliver for our clients. Similarly, HRH is continuing to invest in experienced, productive sales and sales management personnel. These investments will directly benefit our existing and prospective clients, and they pave the way for future growth and represent a worthy reinvestment of a portion of our earnings.

Over the past five years, HRH has focused on becoming the premier domestic middle-market insurance and risk management intermediary through the successful implementation of our Strategic Plan. The objectives we established seemed ambitious at the time -- the doubling of earnings over five years, improving our distribution system, increasing our core commissions and fees through internal growth and strategic acquisitions, and creating a performance-oriented culture through compensation and incentive programs. Our success can be measured in terms of our financial performance, high employee morale and client satisfaction. We will not, however, become complacent with our initial success. As we embark on the next five years, we remain committed to a continuation of our financial goals and to our core values, through a pursuit of excellence in all that we do. In particular, we will increase our focus on becoming a high performance sales and professional services organization. We are confident that we are ready for the challenges that will face our Company. The past year has been difficult and painful for our country. We are immensely proud of this Company and its employees, who rose to the many challenges, from quickly addressing the immediate needs and concerns of our client base with professionalism and excellence to making a $1 million commitment to the terrorism relief efforts. We want to personally thank our employees for their dedication to our clients and to HRH. On behalf of everyone at Hilb, Rogal and Hamilton Company, we thank you for your continued support and look forward to bringing you even stronger results in the years to come.

Sincerely,


Andrew L. Rogal
Chairman and Chief Executive Officer


Martin L. Vaughan, III
President and Chief Operating Officer

SERVING IN A WORLD OF UNCERTAINTY


To the people of HRH, Performing in a World of Uncertainty means serving our clients and seeing them through uncertain times and certain risks. we know that Now, more than ever, providing exceptional service to our clients is key to their security and ability to perform.

We understand that in today's climate being well served means being represented by a broker with extensive market knowledge; professional, well-trained staff; relationships with carriers; access to specialized coverages; a nationwide network; and claims management, including loss control and risk management services. Most importantly, it means working with someone you can trust and on whom you can rely, especially in the tough times.

Through the tough times of 2001, we continued to put our clients first and to follow our Strategic Plan, which creates value for clients and shareholders alike. In particular, our approach to mergers and acquisitions, our operational excellence, industry knowledge and claims management capabilities helped us fulfill our clients' ever-increasing needs and brought us yet another step closer to achieving our goal of being the premier domestic middle-market insurance and risk management intermediary.

Mergers and Acquisitions

HRH continues to build its network of talented people, operations, systems, specialties and locations to better serve our clients. In 2001 we acquired 10 quality insurance brokerage operations with annual revenues in excess of $60 million, once again exceeding our goal of 10 to 15 percent growth through acquisition. We've extended our reach in California, Texas, Pennsylvania, Maryland and Connecticut and expanded into new territories through acquisitions in Kansas, Ohio and Maine. We've also added new specialist capabilities in architecture and engineering, nonprofit organizations, the construction industry and automotive trade.

Since early 1999, HRH has acquired and integrated over $150 million in annual revenue. After three years of perfecting the M&A process internally, the machinery is in place, the momentum is going, and the opportunities are plentiful. With a goal of 10 to 15 percent growth through acquisitions in 2002, we will continue to be an aggressive consolidator looking for quality operations with talented people to join our team, serve our clients and expand our specialist capabilities.

Operational Excellence

Over the past five years, HRH has steadily improved operations, investing time to identify, develop and implement Best Practices; investing resources in the best sales and support tools and training; and investing in technology to operate more efficiently and better serve our clients. 2001 was the first full year in which our strategic and conceptual sales program reached all HRH producers, managers and account executives, giving us a methodology and a common language by which to communicate within our organization and with our clients.

In 2001 internal communication also continued to be enhanced by InfoSource -- our internal, web-based communication tool. InfoSource allows producers to tap information and expertise from any office within the growing HRH network, including information on our growing specialty markets, to better serve clients and win new business. InfoSource is one important way in which our Practice Leaders -- producers with specialist knowledge -- share resources with their colleagues and export their knowledge throughout the organization.

For many of our clients, communication was significantly improved in 2001 by access to WorkPlus and HRH Online. WorkPlus is HRH's web-based platform for clients to manage employee benefits communication and enrollment. HRH Online, due to be rolled out throughout the Company in 2002, is a management tool that allows HRH clients to view their HRH accounts and coverages and make changes online. In 2002 and beyond, we remain committed to bringing technology to our clients that enhances communication and makes their jobs easier.

Knowledge

Even before September 11th, a hardening insurance market, marked by volatile rates in some instances, pushed fundamental values like taking care of our clients to the forefront. Starting early in 2001 we've had the opportunity, again and again, to show our clients that they can count on us to see them through the hard market and to use our market knowledge and clout with carriers to negotiate affordable, comprehensive coverage for them.

We've also been there to listen and to answer questions. Particularly in the days after September 11th, we've answered a multitude of questions from worried clients. We've reviewed insurance programs and provided assurance and expertise and, most importantly, a sense of security. At HRH we know how important reliability, predictability and peace of mind are to our clients. And we know, above all, that a large part of being an excellent organization today is about serving our clients well, simply because it's the right thing to do.

Claims Management

For many of our clients, having access to affordable coverage can come down to knowing the art of loss control and claims management -- expertise we can provide. Our risk management services include comprehensive loss control audits based on in-depth knowledge of a client's industry and the insurance marketplace, safety and loss prevention programs, and vigilant claims management and tracking. We are experts in workers compensation, self-insurance, reinsurance and other specialized coverages and programs. When necessary, we're also there when losses occur and clients need help with their claims. At HRH we are pleased to provide our clients with the services of an "in house" Risk Management Department -- identifying and reducing risks, while we build relationships.

COVERING NEW TERRITORY

Since The Columbus Zoo and Aquarium was founded nearly 75 years ago, it has been in a continual state of movement and expansion. From its earliest days as a small park, it has grown to a 588-acre world-class zoological facility known for its top-notch educational and conservation programs -- and traveling animals. The animals are most likely to be trotting the globe as part of an exchange with another zoo, visiting a local school or agency, or appearing on national television with Director Emeritus Jack Hanna.
Currently, the zoo has over 600 different species of animals in its collection and, in 2001, hosted 1.3 million visitors. At the height of the summer, it requires over 700 full- and part-time employees to take care of the zoo's animals, human visitors and grounds, which include a golf course, an amusement park and several restaurants. For nearly 10 years now, The Columbus Zoo has counted on Berwanger Overmyer Associates (BOA), which merged with HRH in July 2001, to make sure all of its risks are properly assessed and covered. In addition to property and casualty, general liability, directors and officers liability and employee benefits, BOA/HRH writes specialty coverages unique to zoos, such as animal mortality insurance for the traveling animals and International Worldwide Liability and Repatriation for the handlers who accompany them.

Columbus Zoo Executive Director Gerald Borin says, "The Columbus Zoo is a diverse and complex organization. BOA provides us with expertise and sound advice for many different lines of insurance and meets all our special needs. They're also an integral part of our loss control efforts. However, the commitment between BOA and the zoo goes beyond just providing insurance. As a successful business in central Ohio, BOA recognizes the significance of the zoo to the community and for that reason has been a long-time friend and proud supporter."

HRH is on
the move,
expanding into
new geographic
territory to
better serve our clients and
discover new
opportunities.

CONSTRUCTING SOLUTIONS

At Cianbro Corporation, there's a long history of teamwork, innovation -- and excellent results. The employee-owned company is one of the largest and most successful civil and heavy industrial construction firms on the East Coast with offices in Maine, Connecticut and Maryland. Founded in 1949 by Cianchette brothers Carl, Ken, Bud and Chuck, Cianbro is still thriving today due to a "can-do" spirit that's the legacy of its founders and a culture of trust and mutual respect. Over the years, it has built a reputation as an innovator in the construction industry.

Cianbro's 2,000-plus employees are mostly in the business of building bridges, power generating plants and industrial facilities for their public and private sector clients. Their team of experts also can be found constructing commercial buildings, cement and paper plants, highways, parking garages and piers. To get the job done, Cianbro maintains an inventory of over 2,000 pieces of equipment -- from tugboats and barges to trucks, trailers and cranes. At any given time, the equipment is dispersed on projects in 10 to 12 states.

From the beginning, Cianbro has looked to The Dunlap Corporation for its insurance and risk management needs. Dunlap, which HRH acquired in 2001, was formed over 130 years ago and is well known as an innovator in the insurance industry and an expert in the construction business. These specialist capabilities date back to the 1930s and `40s when Erlon Dunlap took to the often unpaved Maine roads to develop his business and began to work closely with the contractors who would one day build Maine's highways, including Cianbro.

Today, Dunlap writes Cianbro's property and casualty, surety, workers compensation, employee benefits, disability and liability coverages. Most important in this high-risk industry, Cianbro considers Dunlap its insurance and risk management partner. In fact, Cianbro's CFO, Tom Stone says, "Dunlap shares Cianbro's values and philosophy. Cianbro is very fortunate to have Dunlap as a stakeholder in our company." Rick Leonard, Cianbro's Manager of Financial Services, echoes this sentiment. "They make us feel like we're their only client. They are partners in every sense. They are part of Cianbro. We're one, together in it," he says.

HRH acquisitions have brought
the benefit of
hundreds of highly skilled insurance
professionals,
many with
specialist
capabilities.


                                    [Photo]

HELPING WITH HIGH TECH

The people of CuraGen Corporation feel there is a higher purpose to the work they do --using knowledge gained from the human genome to develop drugs to treat obesity and diabetes, cancer, inflammatory diseases and central nervous system disorders. Perhaps that's why the company has grown in only nine years from a few person operation founded in a basement to a publicly-traded company planning a new, world-class pharmaceutical research facility and about to file its first investigational new drug with the FDA.

From the beginning, CuraGen recognized that reaching its ultimate goal to "get a child out of the hospital by getting a new drug on the market" would require a massive integration of biology and information technology. That's why the company developed a suite of technologies to manage the volumes of information created through human genome mapping. These patented systems allow the scientists to understand genes and proteins and their roles in disease. CuraGen has built laboratories that look more like high-throughput assembly-lines in order to evaluate genes and proteins at a much faster rate than scientists have been able to with traditional scientific methods. The scientists at CuraGen believe this is the future of drug development.

Since going public in 1998, CuraGen has relied on HRH for all its employee benefits and directors and officers liability coverage. With a growing workforce of nearly 500, CuraGen has welcomed HRH's high tech approach to employee benefits communication -- WorkPlus. "With WorkPlus, HRH created a secure, self-service site where employees can go to get the information they need to make decisions on their work life and career here at CuraGen from health and welfare issues, such as medical coverage, to financial matters. In addition, to meet our individual needs, HRH customized the site to have the look and feel of CuraGen's intranet. The service and the results are exceptional," says Stephen Mordecai, CuraGen's Assistant Director of Human Resources.


HRH is using
new technology to
help our clients
work smarter.


                                    [Photo]

KNOWING THE WAY

With watershed management and pipeline and wastewater treatment plant design firmly under their belts, environmental engineers and consultants Brown and Caldwell know the answers when it comes to supplying, moving and treating water. They're also experts at investigating and remediating soil and groundwater contamination. The firm's current projects include designing the new Brightwater Wastewater Treatment Plant for King County, Washington, and leading a $1.8 million site closure for the Arizona Army National Guard. In addition, Brown and Caldwell has begun using its extensive infrastructure knowledge to team with a leading consultant in force protection and homeland defense to provide facility security services for utilities nationwide. With headquarters in Walnut Creek, California, Brown and Caldwell serves its private, municipal and government clients from 44 offices in 21 states across the country. To protect its network, the company counts on the expertise of Professional Practice Insurance Brokers, Inc. (PPIB), an HRH company. PPIB writes all their professional liability, workers compensation, commercial auto and international insurance coverage. The professionals at PPIB strive to use their knowledge of insurance and the environmental engineering industry to design and manage the company's insurance program so it will facilitate business and help expand the firm's scope of operations. To achieve that goal, they work so closely with Brown and Caldwell's general counsel and in-house risk management department, they like to consider themselves the engineering firm's "partners in practice."

Bob Leichtner, Brown and Caldwell's Senior Vice President and General Counsel, says, "Brown and Caldwell has been a PPIB client for over a decade. PPIB's founder, Dave Lakamp, established an excellent professional liability program for our company in difficult market conditions, and then enabled us to enhance our coverage and dramatically lower our costs as the market eased. More recently, we shifted our other insurance lines to PPIB as well, based on their dedication to superior client service, their expertise and their ability to develop creative, customized solutions to address Brown and Caldwell's evolving needs as our business has grown. What distinguishes PPIB is their tradition of integrity and quality, their proven ability to understand our particular needs and concerns, and their energy in advocating for our interests in a challenging business environment."

Every day HRH applies its industry and market knowledge to serve the best interests of clients.


                                    [Photo]

CLAIMING VICTORY

The Arizona Diamondbacks are used to making fast progress. The National League team, which was only formed in 1998, marked its first season with a seven-game winning streak -- the longest by any expansion team in history; clinched the National League West championship and made the playoffs in its second year; turned the first triple play in club history in 2000; and won the 2001 World Series in a dramatic Game 7, bottom of the ninth victory against the 26-time champion New York Yankees.

For nearly every one of the 200 athletes who play with the Diamondbacks or in its six minor league teams, there is a person behind the scenes working hard to ensure more victories and the health and welfare of the players. The team behind the teams includes seven managers, 20 coaching staff, 10 trainers and 150 office and clerical staff. In 2001, the Diamondbacks brought in another team player -- HRH of Amarillo, Texas -- to take control of their workers compensation program, which had become a no-win situation. After auditing the group to identify problems and opportunities, HRH of Amarillo, specialists in pro sports claims management, developed and implemented an internal claims management system to manage the exposure as they switched the club from a guaranteed cost policy to a retrospective rating plan. As part of the system, HRH works closely with the teams' coaches, trainers, owners/management, providers and adjusters, including weekly conference calls to keep on top of injuries and recoveries. Just one year later, the savings for the Diamondbacks look to be tremendous -- between 40 percent and 50 percent, depending on final numbers.

Diamondback CFO Tom Harris says, "With HRH, we're more on top of our workers comp than ever before. We have a better handle on our potential exposures, and we're saving money -- which seem to go hand in hand. We're a better organization due to HRH's claims management system. And it gives us a good comfort feel to know we're headed in the right direction."

With HRH's
claims management expertise,
clients come
out winners.

HELPING THROUGH THE HRH CHARITABLE FOUNDATION

HRH, through its existing charitable foundation, is aiming to make a difference in the lives of the victims of the September 11th attacks. HRH has committed $1 million to relief efforts for the victims, with employee contributions helping to fulfill the pledge. Through The HRH Charitable Foundation, the Company's donation is going primarily to the victims and the families of our business partners, associates and industry competitors, many of whom suffered extensive losses.

America's business and financial community, a community of which we are a part, sustained such massive devastation. We feel it is our responsibility to do all we can to support the victims of that community -- the spouses and children of the people who, like us, were tending to business when this horrific strike occurred. We want to do all we can to help rebuild the lives of those who've suffered such immeasurable loss. By early December 2001, The HRH Charitable Foundation reviewed its first requests for funding and made initial disbursement decisions, with gifts totaling $277,000. The Foundation continues to review and respond to requests for assistance.

The HRH Charitable Foundation was initially established in April 1995 to provide financial assistance to families of the victims of the Oklahoma City bombing. Since then, the fund has been used to provide financial assistance to a student-victim of the Columbine High School shooting. This private foundation is funded primarily through contributions from HRH and its employees. Contributions are not solicited from outside the HRH family.

The broad focus of
the Foundation's work
is to support the
victims of America's
business and financial
community -- the
spouses and children
of the people who,
like us, were tending
to business when this
horrific strike occurred.

                               SELECTED FINANCIAL DATA       P22
                   MANAGEMENT'S DISCUSSION AND ANALYSIS      P23
                             CONSOLIDATED BALANCE SHEET      P28
                       STATEMENT OF CONSOLIDATED INCOME      P29
         STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY      P30
                   STATEMENT OF CONSOLIDATED CASH FLOWS      P31
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      P32
                         REPORT OF INDEPENDENT AUDITORS      P46
                        BOARD OF DIRECTORS AND OFFICERS      P47
                                    GENERAL INFORMATION      P48

HRH P22

SELECTED FINANCIAL DATA

Year Ended December 31                                                  2001        2000         1999         1998         1997
-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Statement of Consolidated Income Data(1):
Commissions and fees                                                 $ 323,078   $ 256,366    $ 219,293    $ 170,203    $ 163,262
Investment income                                                        2,585       2,626        2,046        1,579        1,740
Other income(2)                                                          4,604       3,127        5,887        3,582        3,411
                                                                     ------------------------------------------------------------
Total revenues                                                         330,267     262,119      227,226      175,364      168,413

Compensation and employee benefits                                     182,397     146,442      125,577       98,478       96,240
Other operating expenses                                                68,211      55,522       49,500       41,286       40,181
Amortization of intangibles                                             13,868      12,239       10,690        7,919        8,110
Interest expense                                                         9,061       8,179        6,490        2,317        2,037
Integration costs                                                         --          --          1,900         --           --
                                                                     ------------------------------------------------------------
Total expenses                                                         273,537     222,382      194,157      150,000      146,568
                                                                     ------------------------------------------------------------
Income before income taxes and cumulative
         effect of accounting change                                    56,730      39,737       33,069       25,364       21,845
Income taxes                                                            24,381      17,610       13,583       10,419        9,055
                                                                     ------------------------------------------------------------
Income before cumulative effect of accounting change                    32,349      22,127       19,486       14,945       12,790
Cumulative effect of accounting change, net of tax(3)                     --          (325)        --           --           --
                                                                     ------------------------------------------------------------
Net income                                                           $  32,349   $  21,802    $  19,486    $  14,945    $  12,790
                                                                     ============================================================
Net Income Per Share - Basic:
         Income before cumulative effect of accounting change        $    1.18   $    0.84    $    0.76    $    0.60    $    0.49
         Cumulative effect of accounting change, net of tax(3)            --         (0.01)        --           --           --
                                                                     ------------------------------------------------------------
         Net income                                                  $    1.18   $    0.83    $    0.76    $    0.60    $    0.49
                                                                     ============================================================
Net Income Per Share - Assuming Dilution:
         Income before cumulative effect of accounting change        $    1.07   $    0.78    $    0.72    $    0.59    $    0.48
         Cumulative effect of accounting change, net of tax(3)            --         (0.01)        --           --           --
                                                                     ------------------------------------------------------------
         Net income                                                  $    1.07   $    0.77    $    0.72    $    0.59    $    0.48
                                                                     ============================================================
Weighted average number of shares outstanding:
         Basic                                                          27,411      26,224       25,752       24,994       26,198
         Assuming Dilution                                              31,160      29,784       28,014       25,418       26,430
Dividends paid per share                                             $  0.3475   $  0.3375    $  0.3275    $  0.3175    $  0.3100
Consolidated Balance Sheet Data:
Intangible assets, net                                               $ 271,309   $ 196,658    $ 184,048    $  87,471    $  82,170
Total assets                                                           499,301     353,371      317,981      188,066      181,607
Long-term debt, less current portion                                   114,443     103,114      111,826       43,658       32,458
Other long-term liabilities                                             17,012      11,034       10,672       10,192        9,537
Total shareholders' equity                                             142,801      88,222       71,176       45,710       51,339

1 See Note K of Notes to Consolidated Financial Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during the years ended December 31, 1998 and 1997 the Company consummated six purchase acquisitions in each year.

2 During 2001, 2000, 1999, 1998 and 1997 the Company sold certain insurance accounts and other assets resulting in gains of approximately $2,709,000, $1,844,000, $4,906,000, $2,638,000 and $2,475,000, respectively.


3 Adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000 establishing a reserve for policy cancellations.

HRH P23





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The income of an insurance agency operation such as the Company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Increases and decreases in premium rates result directly in revenue changes to the Company. From 1987 until 1999, the property and casualty insurance industry had been in a "soft market"; however, beginning in 2000, the industry has experienced firming of commercial premium rates. The Company's revenues have increased due to firming premium rates and the Company's acquisition and new business programs offset in part by continued culling or selling of low margin or nonstrategic business. Management cannot predict the timing or extent of premium pricing changes due to market conditions or their effects on the Company's operations in the future.

During the fourth quarter of 2001, the Company announced a 2-for-1 Common Stock split payable December 31, 2001. References to common shares and per share amounts have been restated to reflect the stock split for all periods presented.

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

RESULTS OF OPERATIONS

Net income, after the 2000 cumulative effect of an accounting change, increased 48.4% to $32.3 million, or $1.07 per share, compared to $21.8 million, or $0.77 per share last year. Excluding net non-recurring gains and the 2000 cumulative effect of an accounting change, net income for 2001, increased 42.6% to $30.8 million, or $1.02 per share, compared with $21.6 million, or $0.76 per share in the prior year. The cumulative effect of the accounting change was a non-cash charge to first quarter 2000 net income to record a reserve for the cancellation of customer insurance policies in accordance with Staff Accounting Bulletin 101.

For 2000, net income was $21.8 million, or $0.77 per share compared to $19.5 million, or $0.72 per share in 1999. Excluding net non-recurring gains, an accounting change in 2000 and a 1999 integration charge related to the American Phoenix acquisition, net income was $21.6 million, or $0.76 per share, compared with $17.3 million, or $0.65 per share in 1999.

Commissions and fees for 2001 were $323.1 million, or 26.0% higher than 2000. Approximately $57.7 million of commissions and fees were derived from purchase acquisitions of new insurance agencies in 2001 and 2000. These increases were partially offset by decreases of $5.3 million from the sale of certain offices and accounts. Excluding the effects of acquisitions and dispositions, commissions and fees increased 5.6%. This increase relates primarily to a combination of new business production and firming premium pricing levels partially offset by continued culling due to the Company's focus on writing and renewing profitable business.

Commissions and fees for 2000 were $256.4 million, or 16.9% higher than 1999. Approximately $32.7 million of commissions and fees were derived from purchase acquisitions of new insurance agencies in 2000 and 1999. These increases were partially offset by decreases of $7.7 million from the sale of certain offices and accounts. Excluding the effects of acquisitions and dispositions, commissions and fees increased 5.5%. This increase relates primarily to new business production and modest firming of premium pricing levels partially offset by selected pruning of low margin business.

HRH P24


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investment income decreased $0.1 million in 2001 and increased $0.6 million in 2000. Other income increased $1.5 million in 2001 and decreased $2.8 million in 2000. Other income includes gains of $2.7 million, $1.8 million and $4.9 million in 2001, 2000 and 1999, respectively, from the sale of certain offices, insurance accounts and other assets.

Total operating expenses for 2001 were $273.5 million, an increase of $51.2 million, or 23.0% from 2000. For 2000, total operating expenses were $222.4 million, an increase of $28.2 million, or 14.5% from 1999.

Compensation and employee benefits costs for 2001 were $182.4 million, an increase of $36.0 million, or 24.6% from 2000. Increases include approximately $31.8 million related to 2001 and 2000 purchase acquisitions and increases in revenue production and performance-based compensation agreements partially offset by decreases of $2.9 million related to offices sold. Compensation and employee benefits costs for 2000 were $146.4 million, an increase of $20.9 million, or 16.6% from 1999. Increases include approximately $18.4 million related to 2000 and 1999 purchase acquisitions and increases for performance-based compensation agreements offset in part by decreases of $2.9 million related to offices sold.

Other operating expenses for 2001 were $68.2 million, or 22.9% higher than 2000. Increases relate primarily to purchase acquisitions in 2001 and 2000 and costs associated with revenue growth offset in part by the sale of certain offices.

Other operating expenses for 2000 were $55.5 million, or 12.2% higher than 1999. Increases relate primarily to purchase acquisitions in 2000 and 1999 and costs associated with revenue growth offset in part by the sale of certain offices.

Amortization expense reflects the amortization of intangible assets acquired in the purchase of insurance agencies. Amortization expense increased by $1.6 million, or 13.3% in 2001 and by $1.5 million, or 14.5% in 2000, which is attributable to purchase acquisitions consummated during 2001, 2000 and 1999 offset in part by decreases related to the sale of certain offices and amounts which became fully amortized in those years.

Interest expense increased by $0.9 million, or 10.8% in 2001 and by $1.7 million, or 26.0% in 2000. The increase is due to additional bank borrowings related to acquisitions partially offset by decreased interest rates.

The effective tax rates for the Company were 43.0% in 2001, 44.3% in 2000 and 41.1% in 1999. An analysis of the effective income tax rates is presented in "Note G - Income Taxes" of Notes to Consolidated Financial Statements.

Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the Company's operations.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations totaled $62.1 million, $47.8 million and $17.6 million for the years ended December 31, 2001, 2000 and 1999, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.

The Company has historically generated sufficient funds internally to finance capital expenditures. Cash expenditures for the acquisition of property and equipment were $5.6 million, $7.5 million and $6.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. The timing and extent of the purchase of investments is dependent upon cash needs and yields on alternate investments and cash equivalents. Cash outlays related to the purchase of insurance agencies accounted for under the purchase method of accounting amounted to $34.9 million, $21.8 million and

HRH P25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$33.7 million in the years ended December 31, 2001, 2000 and 1999, respectively. Cash outlays for such insurance agency acquisitions have been funded primarily through operations and from long-term borrowings. In addition, a portion of the purchase price of such acquisitions may be paid through Common Stock, deferred cash payments and, in the case of the American Phoenix acquisition during 1999, issuance of Convertible Subordinated Debentures, see "Note K - Acquisitions" of Notes to Consolidated Financial Statements. Cash proceeds from the sales of certain offices, insurance accounts and other assets totaled $4.8 million, $9.0 million and $5.6 million in the years ended December 31, 2001, 2000 and 1999, respectively. The Company did not have any material capital expenditure commitments as of December 31, 2001.

Financing activities (utilized) provided cash of ($4.0) million, ($19.9) million and $20.8 million for the years ended December 31, 2001, 2000 and 1999, respectively, as the Company borrowed funds to finance acquisitions, made scheduled debt payments and annually increased its dividend rate. In addition, during 2001, 2000 and 1999, the Company repurchased, on the open market, 10,000, 255,400 and 541,400 shares, respectively, of its Common Stock under a stock repurchase program. The Company is currently authorized to purchase an additional 748,200 shares of its Common Stock. The Company has a bank credit agreement for $148.3 million under which loans are due in various amounts through 2004 and $32.0 million face value of 5.25% Convertible Subordinated Debentures due 2014. At December 31, 2001, there were loans of $78.3 million outstanding under the bank agreement with $70.0 million available under the revolving portion of the facility for future borrowings.

The Company had a current ratio (current assets to current liabilities) of 0.88 to 1.00 as of December 31, 2001. Shareholders' equity of $142.8 million at December 31, 2001, increased from $88.2 million at December 31, 2000, and the debt to equity ratio of 0.80 to 1.00 at December 31, 2001 decreased from the last year-end ratio of 1.17 to 1.00 due to net income and the issuance of Common Stock including the income tax benefit from the exercise of stock options offset in part by dividends and an increase in debt related to acquisitions.

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

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies (see "Note A - Significant Accounting Policies" of Notes to Consolidated Financial Statements), the following may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

The Company is engaged in insurance agency and brokerage activities and derives revenues primarily from commissions on the sale of insurance products to clients that are paid by the insurance underwriters with whom our subsidiary agencies place their clients' insurance. Generally, commission income, as well as the related premiums receivable from customers and premiums payable to insurance companies, is recognized as of the effective date of insurance coverage or billing date, whichever is later, net of an allowance for estimated policy cancellations. Contingent commissions, commissions billed directly by insurance carriers and miscellaneous commissions are recorded as revenue when received.

HRH P26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Service fees are recognized when the services are rendered. The Company continues to review its practices with respect to premiums billed directly by insurance carriers and may make revisions in the future as changes in facts or availability of information occur.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company monitors its allowance utilizing accounts receivable aging data as the basis to support the estimate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In addition, the Company has the ability to cancel coverage for customers who have not made required payments.

INTANGIBLE ASSETS

The Company has significant intangible assets acquired in business acquisitions. The determination of estimated useful lives and whether the assets are impaired requires significant judgment and affects the amount of future amortization and possible impairment charges. The carrying value of the Company's intangible assets is periodically reviewed to determine that no conditions exist indicating a possible impairment. During the first quarter of 2002, the Company will adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and will be required to perform goodwill impairment testing as prescribed during the first six months of fiscal 2002, and on a periodic basis thereafter.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), and No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. All of the Company's future acquisitions will be accounted for using the purchase method. Under Statement 142, goodwill will no longer be amortized but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their useful lives.

The Company will apply Statement 142 on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Goodwill and other intangible assets acquired on or subsequent to July 1, 2001 were immediately subject to Statement 142. As a result, the Company did not record amortization in 2001 for goodwill related to acquisitions consummated on or subsequent to July 1, 2001. Instead the Company will test goodwill for impairment using the two-step process prescribed in Statement 142. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company does not presently expect the application of Statement 142 to result in any material impairment charges. If Statement 142 had been adopted as of January 1, 2001, after tax net income would have increased approximately $8.4 million. This impact includes a reduction of approximately $11.4 million in amortization expense offset by related income taxes.

Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133 (Statement 133), "Accounting for Derivative Instruments and Hedging Activities." Statement 133 requires the Company to recognize all derivatives in the balance sheet at fair value. At adoption, the Company had two interest rate swaps, designated as cash flow hedges, used to modify interest characteristics for a portion of its credit facility. At adoption, the interest rate swaps were recorded at fair value resulting in a cumulative effect accounting change that had no impact on net income and on an after-tax basis decreased accumulated other comprehensive income by $517,000.

HRH P27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000, the Company changed its method of accounting for cancellation of customer insurance policies. Previously, the Company did not record a reserve for such cancellations. Under the new method of accounting adopted retroactive to January 1, 2000, the Company records a reserve for such cancellations. The cumulative effect of the change on prior years resulted in a charge to income of $325,000 (net of income taxes of $225,000), for the year ended December 31, 2000. The Company periodically reviews the adequacy of the allowance and adjusts it as necessary. Based on the analysis, the allowance as of December 31, 2001 and 2000 was $765,000 and $580,000, respectively. For the year ended December 31, 2001, the net increase in the cancellation reserve was comprised of $130,000 in new reserves related to acquisitions and $55,000 from higher revenue levels.

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

While forward-looking statements are provided to assist in the understanding of the Company's anticipated future financial performance, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond the Company's control. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Risk factors and uncertainties that might cause such a difference include, but are not limited to, the following: the Company's commission revenues are highly dependent on premium rates charged by insurance underwriters, which are subject to fluctuation based on the prevailing economic conditions and competitive factors that affect insurance underwriters; carrier override and contingent commissions are less predictable than in the past, and any decreases in the Company's collection of them may have an impact on our operating results; the Company's continued growth has been enhanced through acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to the Company; the general level of economic activity can have a substantial impact on revenues that is difficult to predict; a strong economic period may not necessarily result in higher revenues if the volume of insurance business brought about by favorable economic conditions is offset by premium rates that have declined in response to increased competitive conditions; if the Company is unable to respond in a timely and cost effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

HRH P28


CONSOLIDATED BALANCE SHEET

December 31                                                                                    2001                  2000
-------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents, including $19,837,000 and $15,005,000,
     respectively, of restricted funds                                                $  51,580,095         $  28,880,784
  Investments                                                                             3,499,421             2,127,404
  Receivables:
       Premiums, less allowance for doubtful accounts of $3,374,000
         and $1,878,000, respectively                                                   116,219,367            81,117,359
       Other                                                                             17,672,780            12,883,269
                                                                                      -----------------------------------
                                                                                        133,892,147            94,000,628
  Prepaid expenses and other current assets                                               8,435,944             6,469,289
                                                                                      -----------------------------------
                           TOTAL CURRENT ASSETS                                         197,407,607           131,478,105
INVESTMENTS                                                                               1,335,798             1,653,775

PROPERTY AND EQUIPMENT, NET                                                              19,484,705            16,495,033

INTANGIBLE ASSETS                                                                       325,130,299           243,025,280
  Less accumulated amortization                                                          53,821,407            46,366,851
                                                                                      -----------------------------------
                                                                                        271,308,892           196,658,429
OTHER ASSETS                                                                              9,764,122             7,085,521
                                                                                      -----------------------------------
                                                                                      $ 499,301,124         $ 353,370,863
                                                                                      ===================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Premiums payable to insurance companies                                             $ 169,501,575         $ 110,399,098
  Accounts payable                                                                        7,303,804             5,458,152
  Accrued expenses                                                                       20,302,435            13,606,919
  Premium deposits and credits due customers                                             20,940,410            15,980,901
  Current portion of long-term debt                                                       6,996,423             5,555,940
                                                                                      -----------------------------------
                           TOTAL CURRENT LIABILITIES                                    225,044,647           151,001,010
LONG-TERM DEBT                                                                          114,443,224           103,113,474

OTHER LONG-TERM LIABILITIES                                                              17,011,914            11,034,413

SHAREHOLDERS' EQUITY
  Common Stock, no par value; authorized 50,000,000 shares;
   outstanding 28,310,568 and 26,560,936 shares, respectively                            55,542,485            22,361,312
  Retained earnings                                                                      88,604,274            65,860,654
  Accumulated other comprehensive income (loss):
       Unrealized loss on derivative contracts, net of deferred tax
         benefit of $955,000                                                             (1,433,296)                 --
       Other                                                                                 87,876                  --
                                                                                      -----------------------------------
                                                                                        142,801,339            88,221,966
                                                                                      -----------------------------------
                                                                                      $ 499,301,124         $ 353,370,863
                                                                                      ===================================

See notes to consolidated financial statements

HRH P29




STATEMENT OF CONSOLIDATED INCOME

Year Ended December 31                                                        2001                 2000                  1999
-----------------------------------------------------------------------------------------------------------------------------
REVENUES
         Commissions and fees                                        $ 323,078,357        $ 256,366,197         $ 219,293,008
         Investment income                                               2,584,600            2,625,818             2,045,596
         Other                                                           4,604,383            3,126,959             5,887,335
                                                                     --------------------------------------------------------
                                                                       330,267,340          262,118,974           227,225,939
OPERATING EXPENSES
         Compensation and employee benefits                            182,397,310          146,441,626           125,576,664
         Other operating expenses                                       68,210,873           55,521,582            49,500,824
         Amortization of intangibles                                    13,867,645           12,239,177            10,690,269
         Interest expense                                                9,061,585            8,179,390             6,489,645
         Integration costs                                                    --                   --               1,900,000
                                                                     --------------------------------------------------------
                                                                       273,537,413          222,381,775           194,157,402
                                                                     --------------------------------------------------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
         EFFECT OF ACCOUNTING CHANGE                                    56,729,927           39,737,199            33,068,537

Income taxes                                                            24,381,412           17,610,032            13,582,740
                                                                     --------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                    32,348,515           22,127,167            19,485,797

Cumulative effect of accounting change, net of tax                            --               (325,000)                 --
                                                                     --------------------------------------------------------
NET INCOME                                                           $  32,348,515        $  21,802,167         $  19,485,797
                                                                     ========================================================
NET INCOME PER SHARE - BASIC:
         Income before cumulative effect of accounting change        $        1.18        $        0.84         $        0.76
         Cumulative effect of accounting change, net of tax                   --                  (0.01)                 --
                                                                     --------------------------------------------------------
         Net income                                                  $        1.18        $        0.83         $        0.76
                                                                     ========================================================
NET INCOME PER SHARE - ASSUMING DILUTION:
         Income before cumulative effect of accounting change        $        1.07        $        0.78         $        0.72
         Cumulative effect of accounting change, net of tax                   --                  (0.01)                 --
                                                                     --------------------------------------------------------
         Net income                                                  $        1.07        $        0.77         $        0.72
                                                                     ========================================================


See notes to consolidated financial statements.

HRH P30

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                                                          Accumulated
                                                                                                                Other
                                                                        Common             Retained     Comprehensive
                                                                         Stock             Earnings      Income (Loss)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1999                                        $  3,831,208         $ 41,879,167        $       --

         Issuance of 2,424,532 shares of Common Stock               20,334,046
         Purchase of 541,400 shares of Common Stock                 (6,216,542)
         Income tax benefit from exercise of stock options             300,000
         Payment of dividends ($.3275 per share)                                         (8,437,900)
         Net income                                                                      19,485,797
                                                                  ---------------------------------------------------
BALANCE AT DECEMBER 31, 1999                                        18,248,712           52,927,064                --

         Issuance of 705,986 shares of Common Stock                  6,741,497
         Purchase of 263,006 shares of Common Stock                 (3,862,736)
         Income tax benefit from exercise of stock options           1,233,839
         Payment of dividends ($.3375 per share)                                         (8,868,577)
         Net income                                                                      21,802,167
                                                                  ---------------------------------------------------
BALANCE AT DECEMBER 31, 2000                                        22,361,312           65,860,654                --

         Issuance of 1,759,632 shares of Common Stock               32,131,149
         Purchase of 10,000 shares of Common Stock                    (211,080)
         Income tax benefit from exercise of stock options           1,261,104
         Payment of dividends ($.3475 per share)                                         (9,604,895)
         Unrealized loss on derivative contracts, net of
                  deferred tax benefit of $955,000                                                         (1,433,296)
         Other                                                                                                 87,876
         Net income                                                                      32,348,515
                                                                  ---------------------------------------------------
BALANCE AT DECEMBER 31, 2001                                      $ 55,542,485         $ 88,604,274      $ (1,345,420)
                                                                  ===================================================

See notes to consolidated financial statements.

HRH P31




STATEMENT OF CONSOLIDATED CASH FLOWS


Year Ended December 31                                                             2001             2000             1999
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                                              $  32,348,515    $  21,802,167    $  19,485,797
  Adjustments to reconcile net income to net cash provided
    by operating activities:
     Cumulative effect of accounting change, net of tax                            --            325,000             --
     Amortization of intangible assets                                       13,867,645       12,239,177       10,690,269
     Depreciation and amortization                                            6,116,098        5,356,583        4,501,081
                                                                          -----------------------------------------------
    Net income plus amortization, depreciation and cumulative
              effect of accounting change, net of tax                        52,332,258       39,722,927       34,677,147
     Provision for losses on receivables                                      2,118,935        1,307,232          402,226
     Provision for deferred income taxes                                        599,795          112,505          972,342
     Gain on sale of assets                                                  (2,708,506)      (1,843,686)      (4,906,173)
     Income tax benefit from exercise of stock options                        1,261,104        1,233,839          300,000
     Changes in operating assets and liabilities net of effects from insurance agency acquisitions and dispositions:
         (Increase) decrease in accounts receivable                         (20,121,512)     (15,806,134)      11,372,878

         (Increase) decrease in prepaid expenses                               (336,731)       3,712,165       (4,014,117)

         Increase (decrease) in premiums payable to insurance companies      15,483,045       16,552,601      (27,232,583)
         Increase in premium deposits and credits due customers               4,831,511          835,810        7,278,076
         (Decrease) increase in accounts payable                             (1,264,622)        (935,314)       2,958,551

         Increase (decrease) in accrued expenses                              5,998,257        1,458,384       (7,039,304)

         Other                                                                3,945,790        1,470,897        2,802,707
                                                                          -----------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    62,139,324       47,821,226       17,571,750

INVESTING ACTIVITIES
  Purchase of held-to-maturity investments                                     (587,973)         (92,233)      (2,116,165)
  Proceeds from maturities and calls of held-to-maturity investments          1,127,992        1,011,755        3,867,344
  Purchase of property and equipment                                         (5,633,007)      (7,513,583)      (6,587,055)
  Purchase of insurance agencies, net of cash acquired                      (34,947,824)     (21,832,643)     (33,681,000)
  Proceeds from sale of assets                                                4,756,610        8,951,274        5,635,066
  Other investing activities                                                   (143,577)      (1,864,218)      (2,519,849)
                                                                          -----------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                       (35,427,779)     (21,339,648)     (35,401,659)

FINANCING ACTIVITIES
  Proceeds from long-term debt                                               37,067,296        3,000,000      106,000,000
  Principal payments on long-term debt                                      (34,435,662)     (13,701,450)     (73,976,681)
  Repurchase of Common Stock                                                   (211,080)      (3,583,986)      (6,216,542)
  Dividends                                                                  (9,604,895)      (8,868,577)      (8,437,900)
  Other financing activities                                                  3,172,107        3,216,497        3,402,796
                                                                          -----------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                          (4,012,234)     (19,937,516)      20,771,673
                                                                          -----------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                        22,699,311        6,544,062        2,941,764

Cash and cash equivalents at beginning of year                               28,880,784       22,336,722       19,394,958
                                                                          -----------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF  YEAR                                 $  51,580,095    $  28,880,784    $  22,336,722
                                                                          ===============================================

See notes to consolidated financial statements.

HRH P32


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     December 31, 2001

     HILB, ROGAL AND HAMILTON COMPANY (THE COMPANY), A VIRGINIA CORPORATION, OPERATES AS A NETWORK OF WHOLLY-OWNED SUBSIDIARY INSURANCE AGENCIES LOCATED IN 23 STATES. ITS PRINCIPAL ACTIVITY IS THE PERFORMANCE OF RETAIL INSURANCE SERVICES WHICH INVOLVES PLACING VARIOUS TYPES OF INSURANCE, INCLUDING PROPERTY, CASUALTY, EMPLOYEE BENEFITS AND OTHER AREAS OF SPECIALIZED EXPOSURE WITH INSURANCE UNDERWRITERS ON BEHALF OF ITS CLIENTS.

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

     REVENUES: Commission income as well as the related premiums receivable from customers and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. The Company carries a reserve for policy cancellations which is periodically evaluated and adjusted as necessary. Miscellaneous premium adjustments are recorded as they occur. Contingent commissions and commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received which, in many cases, is the Company's first notification of amounts earned. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably obtained prior to receipt of the commission. Commissions on premiums billed directly by insurance carriers usually represent a large number of relatively small transactions. Since these amounts are billed directly by the carrier, determination of the renewal is difficult to predict. Accordingly, revenue cannot be estimated until receipt of commission and the accompanying policy detail is received from the carrier. The Company continues to review its practices with respect to premiums billed by insurance carriers and may make revisions in the future as changes in facts or availability of information occur. Service fee revenue is recorded on a pro rata basis as the services are provided. Service fee revenue typically relates to claims management and loss control services, program administration and workers' compensation consultative services which are provided over a period of time, typically one year. Carrier overrides are commissions paid by insurance underwriters in excess of the standard commission rates on specific classes of business. These amounts are paid as a percentage of certain classes of business written with the specific underwriter and are recorded as earned. Investment income is recorded as earned. The Company's investment policy provides for the investment of premiums between the time they are collected from the client and remitted (net of commission) to the underwriter. Typically, premiums are due to the underwriters 45 days after the end of the month in which the policy renews. This investment activity is part of our normal operations and accordingly investment income earned is reported in operating income.

     CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The carrying amounts reported on the balance sheet approximate the fair values.

HRH P33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     INVESTMENTS: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.

     Held-to-maturity securities are stated at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest and dividends are included in investment income. Realized gains and losses and declines in value judged to be other than temporary are included in investment income.

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

     INTANGIBLE ASSETS: Intangible assets arising from acquisitions accounted for as purchases principally represent the excess of costs over the fair value of net assets acquired and are being amortized on a straight-line basis over periods ranging up to 40 years. The weighted average life of the intangible assets is 21.1 years and 20.4 years as of December 31, 2001 and 2000, respectively. The carrying value of the Company's intangible assets is periodically reviewed to determine that there are no conditions which exist indicating that the recorded amount of intangible assets is not recoverable from future undiscounted cash flows.

     ACCOUNTING FOR STOCK-BASED COMPENSATION: The Company continues to account for its employee stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25).

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123), established accounting and disclosure requirements using a fair value based method of accounting for employee stock options. The pro forma disclosures of the effect of applying the fair value method to the Company's employee stock options required by Statement 123 have been included in Note I to the financial statements.

     FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable, accrued expenses and long-term debt approximate those assets' and liabilities' fair values. Fair values for investment securities and interest rate swaps are based on quoted market prices of comparable instruments, or if none are available, on third party pricing models or formulas using current assumptions and are disclosed in Notes C and E, respectively.

HRH P34


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     DERIVATIVES: Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133) as amended by Statement No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities" (see Note B). Statement 133 requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Gains and losses resulting from changes in fair value must be recognized currently in earnings unless specific hedge criteria are met. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value is either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income (OCI) until the hedged item is recognized in earnings. Any difference between the fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings.

     The Company's use of derivative instruments is limited to interest rate swap agreements used to modify the interest characteristics for a portion of its outstanding debt. These interest rate swaps are designated as cash flow hedges and are structured so that there would be no ineffectiveness.

     The effective portion of the change in value of the interest rate swaps is reported as a component of the Company's OCI and reclassified into interest expense in the same period or periods during which the hedged transaction affects earnings. The remaining change in value of the interest rate swaps (i.e., the ineffective portion) in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in the Company's current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Company's current earnings during the period of change. Derivative instruments are carried at fair value on the balance sheet in the applicable line item other assets or other long-term liabilities.

     Prior to the adoption of Statement 133, the Company used the accrual method to account for all interest rate swap agreements and all amounts which were due to or from counterparties were recorded as an adjustment to interest expense in the periods in which they were accrued.

     Termination of an interest rate swap agreement would result in the amount previously recorded in OCI being reclassified to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a debt obligation, any amounts in OCI relating to designated hedge transactions of the extinguished debt would be reclassified to earnings coincident with the extinguishment.

     INCOME TAXES: The Company files a consolidated federal income tax return with its subsidiaries. Deferred taxes result from temporary differences between the income tax and financial statement bases of assets and liabilities and are based on tax laws as currently enacted.

     ACCOUNTING PRONOUNCEMENTS: In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), and No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under Statement 142, goodwill will no longer be amortized but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their useful lives.

HRH P35


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company will apply Statement 142 on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. In accordance with Statement 142, the Company did not record amortization in 2001 for goodwill related to acquisitions consummated on or subsequent to July 1, 2001. Based on the Company's current analysis, if Statement 142 had been adopted as of January 1, 2001, after tax net income would have increased approximately $8.4 million. This impact includes a reduction of approximately $11.4 million in amortization expense offset by related income taxes. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill as of January 1, 2002 in the first six months of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company does not anticipate these tests will have a material impact on the earnings or financial position of the Company.

     STOCK SPLIT: On November 8, 2001, the Board of Directors of the Company approved a 2-for-1 Common Stock split effected in the form of a 100% share dividend. The distribution of the additional shares was made on December 31, 2001, to shareholders of record as of December 14, 2001. References in the consolidated financial statements to common shares, share prices and per share amounts have been restated to reflect the stock split for all periods presented.

NOTE B   CHANGES IN METHODS OF ACCOUNTING

     Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Statement 133 requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value (see Note A). At adoption, the Company's use of derivative instruments was limited to interest rate swaps used to modify characteristics for a portion of its outstanding debt. These interest rate swaps were designated as cash flow hedges. At adoption, the interest rate swaps were recorded at fair value and resulted in a cumulative effect accounting change that had no impact on net income and an after-tax net decrease to OCI of $517,000.

     In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000, the Company changed its method of accounting for cancellation of customer insurance policies. Previously, the Company did not record a reserve for such cancellations. Under the new method of accounting adopted retroactive to January 1, 2000, the Company now records a reserve for such cancellations. The cumulative effect of the change on prior years resulted in a charge to income of $325,000 (net of income taxes of $225,000), for the year ended December 31, 2000. The Company periodically reviews the adequacy of the allowance and adjusts it as necessary. Based on the analysis, the allowance as of December 31, 2001 and 2000 was $765,000 and $580,000, respectively. For the year ended December 31, 2001, the net increase in the cancellation reserve was comprised of $130,000 in new reserves related to acquisitions and $55,000 from higher revenue levels.

HRH P36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C   INVESTMENTS


     The following is a summary of held-to-maturity investments included in current and long-term assets on the consolidated balance sheet:

                                                                     Held-to-Maturity Investments
                                                        ---------------------------------------------------
                                                                           Gross        Gross
                                                                      Unrealized   Unrealized         Fair
       DECEMBER 31, 2001                                      Cost         Gains       Losses        Value
       ---------------------------------------------------------------------------------------------------
      Obligations of states and political subdivisions   $2,677,000   $   27,000          $--   $2,704,000
      Certificates of deposit and other                   2,158,000         --             --    2,158,000
                                                         -------------------------------------------------
                                                         $4,835,000   $   27,000          $--   $4,862,000
                                                         =================================================

                                                                      Held-to-Maturity Investments
                                                         -------------------------------------------------
                                                                           Gross                     Gross
                                                                      Unrealized    Unrealized        Fair
      DECEMBER 31, 2000                                        Cost        Gains        Losses       Value
      ----------------------------------------------------------------------------------------------------
      Obligations of states and political subdivisions   $2,570,000   $    7,000          $--   $2,577,000
      Certificates of deposit and other                   1,211,000         --             --    1,211,000
                                                         -------------------------------------------------
                                                         $3,781,000   $    7,000          $--   $3,788,000
                                                         ==================================================

     The amortized cost and fair value of held-to-maturity investments at December 31, 2001, by contractual maturity, are as follows. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

      HELD-TO-MATURITY INVESTMENTS                  Cost    Fair Value
      ----------------------------------------------------------------
      Due in one year                         $3,499,000   $3,526,000
      Due after one year through five years    1,336,000    1,336,000
                                              -----------------------
                                              $4,835,000   $4,862,000
                                              =======================

NOTE D   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              2001          2000
      --------------------------------------------------------------------------
      Furniture and equipment                          $38,931,000   $34,687,000
      Buildings and land                                 1,549,000     1,097,000
      Leasehold improvements                             5,291,000     4,368,000
                                                       -------------------------
                                                        45,771,000    40,152,000

      Less accumulated depreciation and amortization    26,286,000    23,657,000
                                                       -------------------------
                                                       $19,485,000   $16,495,000
                                                       =========================

HRH P37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E   LONG-TERM DEBT

                                                                                                    2001           2000
      -----------------------------------------------------------------------------------------------------------------
      Notes payable to banks, interest currently 3.19% to 3.38%                             $ 78,319,000   $ 70,500,000
      5.25% Convertible Subordinated Debentures due 2014, with a conversion
               price of $11.375, callable 2009                                                28,905,000     28,745,000
      Installment notes payable primarily incurred in acquisitions of insurance agencies,
               2.45% to 10.0%, due in various installments to 2005                            14,215,000      9,425,000
                                                                                            ---------------------------
                                                                                             121,439,000    108,670,000
                        Less current portion                                                   6,996,000      5,556,000
                                                                                            ---------------------------
                                                                                            $114,443,000   $103,114,000
                                                                                            ===========================

     Maturities of long-term debt for the four years ending after December 31, 2002 are $4,449,000 in 2003, $80,016,000 in 2004, $320,000 in 2005 and
     $29,658,000 beyond 2006. At December 31, 2001, the Company had a term loan facility included in notes payable to banks with $16,688,000 due within one year classified as long-term debt in accordance with the Company's intent and ability to refinance this obligation on a long-term basis under its revolving credit facility.

     Interest paid was $8,902,000, $9,195,000 and $6,674,000 in 2001, 2000 and
     1999, respectively.

     On April 6, 2001, the Company signed the Amended and Restated Credit Agreement with seven banks that allows for borrowings of up to $160,000,000 consisting of a $100,000,000 revolving credit facility and a $60,000,000 term loan facility, both of which bear interest at variable rates. The term portion of the facility is payable quarterly beginning June 30, 2001 with the final payment due June 30, 2004. The revolving credit facility is due on June 30, 2004. At December 31, 2001, $78,319,000 was borrowed under this agreement. This credit agreement contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on acquisitions, indebtedness, investments, payment of dividends and repurchase of Common Stock.

     On June 17, 1999 the Company entered into two interest rate swap agreements with a combined notional amount of $45,000,000. The combined notional amount of these interest rate swaps is reduced quarterly by $937,500 beginning September 30, 2000 through their maturity on June 30, 2004. The Company designated these interest rate swaps as cash flow hedges under Statement 133. The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company's credit facility. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The credit risk to the Company would be the counterparties' inability to pay the differential in the fixed rate and variable rate in a rising interest rate environment. The Company's exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company's requirement that the counterparties have a strong credit rating. The Company is exposed to market risk from changes in interest rates.

     Under the Company's interest rate swap agreements, the Company contracted with the counterparties to exchange the difference between the Company's fixed pay rates of 6.43% and 6.46% and the counterparties' variable LIBOR pay rate. At the end of the year, the variable rate was approximately 1.94% for each agreement. In connection with these interest rate swap agreements, the Company recorded an after-tax charge of $917,000 in other comprehensive income for 2001. There was no impact on net income due to ineffectiveness. The fair market value of the interest rate swaps at December 31, 2001 resulted in a liability of $2,389,000 which is included in other long-term liabilities.

HRH P38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     The total expense recorded under the Retirement Savings Plan for 2001, 2000 and 1999 was approximately $3,222,000, $2,413,000 and $2,075,000, respectively.

     In addition, in January 1998, the Company amended and restated the Supplemental Executive Retirement Plan (the Plan) for key executives to convert the Plan from a defined benefit arrangement to a cash balance plan. Upon amendment of the Plan, benefits earned prior to 1998 were frozen. The Company continues to accrue interest and amortize prior service costs related to the benefits earned prior to January 1, 1998 under the Plan and recognized expense related to these items of $256,000, $261,000 and $241,000 in 2001, 2000 and 1999, respectively. The Plan, as amended, provides that beginning in 1998 the Plan participants shall be credited each year with an amount that is calculated by determining the total Company match and profit sharing contribution that the participant would have received under the Retirement Savings Plan absent the compensation limitation that applies to such plan, reduced by the amount of actual Company match and profit sharing contributions to such Plan. The Plan also provides for the crediting of interest to participant accounts. Expense recognized by the Company in 2001, 2000 and 1999 related to these Plan provisions amounted to $186,000, $140,000 and $108,000, respectively. At December 31, 2001 and 2000, the Company's accrued liability for benefits under the Plan, including benefits earned prior to January 1, 1998 was $2,118,000 and $1,952,000, respectively, and is included in other long-term liabilities.

HRH P39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G   INCOME TAXES

     The components of income taxes shown in the statement of consolidated income are as follows:

                                2001          2000          1999
      ----------------------------------------------------------
      Current
               Federal   $19,858,000   $14,457,000   $10,409,000
               State       3,923,000     3,040,000     2,201,000
                         ---------------------------------------
                          23,781,000    17,497,000    12,610,000

      Deferred
               Federal       509,000        96,000       825,000
               State          91,000        17,000       148,000
                         ---------------------------------------
                             600,000       113,000       973,000
                         ---------------------------------------
                         $24,381,000   $17,610,000   $13,583,000
                         =======================================

     Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     The effective income tax rate varied from the statutory federal income tax rate as follows:

                                                       2001     2000     1999
      -----------------------------------------------------------------------
      Statutory federal income tax rate                35.0%    35.0%    35.0%
      Tax exempt investment income                     (0.4)    (0.4)    (0.4)
      State income taxes, net of federal tax benefit    4.6      5.0      4.6
      Non-deductible goodwill amortization              2.4      2.4      2.2
      Basis difference on sale of insurance accounts    0.1      1.2     (0.4)
      Other                                             1.3      1.1      0.1
                                                       -----------------------
               Effective income tax rate               43.0%    44.3%    41.1%
                                                       =======================

     Income taxes paid were $22,120,000, $11,968,000 and $15,346,000 in 2001,
     2000 and 1999, respectively.

     Significant components of the Company's deferred tax liabilities and assets on the balance sheet are as follows:

                                                                       2001          2000
      -----------------------------------------------------------------------------------
      Deferred tax liabilities:
               Intangible assets                                $ 6,899,000   $ 5,999,000
               Other                                                845,000       625,000
                                                                -------------------------
                        Total deferred tax liabilities            7,744,000     6,624,000
      Deferred tax assets:
               Deferred compensation                              3,374,000     1,925,000
               Bad debts                                          1,333,000       742,000
               Accrued transaction costs                            383,000       901,000
               Deferred rent and income                           1,409,000     1,443,000
               Unrealized loss on derivative contracts              955,000            --
               Other                                              1,269,000     1,053,000
                                                                -------------------------
                        Total deferred tax assets                 8,723,000     6,064,000
                                                                -------------------------
                        Net deferred tax assets (liabilities)   $   979,000   $  (560,000)
                                                                =========================

HRH P40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H   LEASES

     The Company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2011 and generally include escalation clauses for increases in lessors' operating expenses and increased real estate taxes.

     Future minimum rental payments required under such operating leases are summarized as follows:

      2002                      $15,761,000
      2003                       14,106,000
      2004                       11,596,000
      2005                        9,457,000
      2006                        6,747,000
      Thereafter                 10,457,000
                                 ----------
                                $68,124,000
                                ===========

     Rental expense for all operating leases amounted to $14,198,000 in 2001, $11,661,000 in 2000 and $10,225,000 in 1999. Included in rental expense for 2001, 2000 and 1999 is approximately $1,278,000, $436,000 and $429,000, respectively, which was paid to employees or related parties.

NOTE I   SHAREHOLDERS' EQUITY

     The Company has adopted and the shareholders have approved the 2000 Stock Incentive Plan, the Non-employee Directors Stock Incentive Plan, the Hilb, Rogal and Hamilton Company 1989 Stock Plan and the 1986 Incentive Stock Option Plan, which provide for the granting of options to purchase up to an aggregate of approximately 2,893,000 and 2,800,000 shares of Common Stock as of December 31, 2001 and 2000, respectively. Stock options granted have seven to ten year terms and vest and become fully exercisable at various periods up to five years. Stock option activity under the plans was as follows:

                                                      Weighted Average
                                            Shares     Exercise Price
      ---------------------------------------------------------------
      Outstanding at January 1, 1999     2,412,918              $7.77
               Granted                     182,200              10.62
               Exercised                   361,334               7.36
               Expired                      73,284               7.48
                                         ---------
      Outstanding at December 31, 1999   2,160,500               8.09
               Granted                     397,000              14.11
               Exercised                   344,588               7.53
               Expired                      36,910               9.53
                                         ---------
      Outstanding at December 31, 2000   2,176,002               9.25
               Granted                     587,000              19.58
               Exercised                   233,906               7.90
               Expired                      34,790              11.21
                                         ---------
      Outstanding at December 31, 2001   2,494,306              11.79
                                         =========

      Exercisable at December 31, 2001   1,653,956               9.44
      Exercisable at December 31, 2000   1,380,372               8.45
      Exercisable at December 31, 1999   1,270,960               7.81

HRH P41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table summarized information about stock options outstanding at December 31, 2001:

                                     Options Outstanding                        Options Exercisable
                           --------------------------------------------    -----------------------------------
                                      Weighted Average
                                          Remaining
        Ranges of             Number     Contractual   Weighted Average       Number          Weighted Average
        Exercise Prices     Outstanding    Life        Exercise Prices      Exercisable       Exercise Prices
        -----------------------------------------------------------------------------------------------------
        $ 5.76 -  8.63        937,606       2.4             $ 7.58             937,606            $ 7.58
          8.63 - 11.51        595,950       4.4               9.32             458,850              9.34
         11.51 - 14.39        378,750       5.9              14.12             157,500             14.24
         17.27 - 20.14        500,000       6.8              18.98             100,000             19.88
         20.14 - 23.02         72,000       6.6              22.53                 --                 --
         25.90 - 28.78         10,000       6.9              28.78                 --                 --
        ----------------------------------------------------------           --------------------------------
                            2,494,306       4.4             $11.79           1,653,956            $ 9.44
                            ======================================           ================================

     There were 1,965,000 and 2,570,000 shares available for future grant under these plans as of December 31, 2001 and 2000, respectively.

     No compensation expense related to these options is recognized in operations for 2001, 2000 or 1999.

     During 2001, 2000 and 1999, the Company awarded 64,750, 178,640 and 11,000 shares, respectively, of restricted stock under the 2000 and 1989 Stock Plans with a weighted average fair value at the grant date of $16.16, $14.16 and $11.32 per share, respectively. These restricted shares vest ratably over a four year period beginning in the second year of continued employment. During 2001 and 2000, 1,740 and 4,800 shares, respectively, of restricted stock expired. Compensation expense related to these awards was $1,176,000, $725,000 and $17,000 for the years ended December 31, 2001,
     2000 and 1999, respectively.

     The following is provided solely in connection with disclosure requirements of Statement 123, "Accounting for Stock-Based Compensation." If the Company had elected to recognize compensation cost related to its stock options in 2001, 2000 and 1999 in accordance with the provisions of Statement 123, pro forma net income and earnings per share would have been $31.1 million, $21.3 million and $18.9 million; and $1.13 ($1.03 assuming dilution), $0.80 ($0.74 assuming dilution) and $0.74 ($0.70 assuming dilution), respectively. The fair value of options was estimated at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk free rates of 5.01%, 6.70% and 5.97%; dividend yields of 1.76%, 2.35% and 3.11%;
     volatility factors of .209, .202 and .206; and an expected life of 7 years.

HRH P42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J   NET INCOME PER SHARE

     The following table sets forth the computation of basic and diluted net income per share:

                                                                                      2001          2000          1999
      ----------------------------------------------------------------------------------------------------------------
      Numerator for basic net income per share - net income                    $32,348,515   $21,802,167   $19,485,797
               Effect of dilutive securities: 5.25% convertible debenture        1,085,766     1,079,959       710,995
                                                                               ---------------------------------------
      Numerator for dilutive net income per share - net income available
               after assumed conversions                                       $33,434,281   $22,882,126   $20,196,792
                                                                               =======================================
      Denominator
               Weighted average shares                                          27,339,162    26,124,126    25,566,598
               Effect of guaranteed future shares to be issued in connection
                        with agency acquisitions                                    72,310        99,602       184,424
                                                                               ---------------------------------------
      Denominator for basic net income per share                                27,411,472    26,223,728    25,751,022
      Effect of dilutive securities:
               Employee stock options                                              798,106       694,414       363,404
               Employee non-vested stock                                           108,208        38,276           564
               Contingent stock - acquisitions                                      29,177        13,928        23,998
               5.25% convertible debenture                                       2,813,186     2,813,186     1,875,458
                                                                               ---------------------------------------
      Dilutive potential common shares                                           3,748,677     3,559,804     2,263,424
                                                                               ---------------------------------------
      Denominator for diluted net income per share - adjusted weighted
               average shares and assumed conversions                           31,160,149    29,783,532    28,014,446
                                                                               =======================================
      Net Income Per Share:
               Basic                                                           $      1.18   $      0.83   $      0.76
                                                                               =======================================
               Assuming Dilution                                               $      1.07   $      0.77   $      0.72
                                                                               =======================================

     See Note A regarding the Company's stock split.

     NOTE K ACQUISITIONS

     During 2001, the Company acquired certain assets and liabilities of 10 insurance agencies for $84,120,000 ($48,035,000 in cash, $8,578,000 in guaranteed future payments and 1,379,820 shares of Common Stock) in purchase accounting transactions. Assets acquired include intangible assets of $82,701,000. The combined purchase price may be increased by approximately $7,710,000 in 2002, $5,810,000 in 2003 and $3,560,000 in 2004
     based upon net profits realized.

     During 2000, the Company acquired certain assets and liabilities of 11 insurance agencies for $25,827,000 ($19,147,000 in cash, $3,679,000 in guaranteed future payments and 170,304 shares of Common Stock) in purchase accounting transactions. Assets acquired include intangible assets of $25,452,000. The combined purchase price was increased by approximately $4,446,000 in 2001, and may be increased by approximately $4,530,000 in 2002 and $1,555,000 in 2003 based upon net profits realized.

HRH P43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On May 3, 1999, the Company acquired all of the issued and outstanding shares of American Phoenix Corporation (American Phoenix), a subsidiary of Phoenix Home Life Mutual Insurance Company, from Phoenix Home Life Mutual Insurance Company and Martin L. Vaughan, III. The shares were acquired in exchange for approximately $49 million in cash, $32 million face value in 5.25% Convertible Subordinated Debentures due 2014, with a conversion price of $11.375 per share, callable in 2009, and 2,000,000 shares of Common Stock of the Company. The Company funded the cash portion of the purchase price with a credit facility obtained in connection with the acquisition. The acquisition has been accounted for by the purchase method of accounting. The assets and liabilities of American Phoenix have been revalued to their respective fair market values. Purchase accounting adjustments were finalized in May of 2000. As a result of this finalization, the total purchase price increased by a total of $605,000 primarily related to additional professional fees associated with the transaction ($75,000), increased liabilities for certain abandoned leases of American Phoenix ($300,000) and premerger litigation ($180,000). The financial statements of the Company reflect the combined operations of the Company and American Phoenix from the closing date of the acquisition.

     Pursuant to EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," the Company recorded a charge of $1,900,000 in the second quarter of 1999 related to employee severance, lease termination costs and other costs necessary to integrate the operations of American Phoenix with the Company. Costs incurred to exit certain leases and physically merge common locations comprised $950,000 of this amount. The remaining amount relates to employee severance and other integration costs. These charges have been included in the following pro forma amounts. As of December 31, 2001, the Company had fully settled all of the employee severance, lease termination and other obligations. Similar costs related to American Phoenix's severance and termination costs were approximately $2,700,000 and were capitalized as part of the purchase price. As of December 31, 2001, the Company had paid approximately $2,563,000 of these costs with the remaining balance of $137,000 relating to a lease obligation to be paid through December 2003 when the lease expires. The following unaudited pro forma results of operations of the Company give effect to the acquisition of American Phoenix as though the transaction had occurred on January 1, 1999.

                                                     1999
      ---------------------------------------------------
      Revenues                               $252,000,000
      Net Income                               20,783,000

      Net Income Per Share:
               Basic                         $       0.79
               Assuming Dilution             $       0.73

      Weighted Average Shares Outstanding:
               Basic                           26,418,000
               Assuming Dilution               29,618,000

     During 1999, the Company also acquired certain assets and liabilities of two other insurance agencies for $4,313,000 ($3,250,000 in cash and $1,063,000 in guaranteed future payments) in purchase accounting transactions. Assets acquired include intangible assets of $4,500,000. The combined purchase price was increased by approximately $998,000 in 2001 and $656,000 in 2000.

     The above purchase acquisitions have been included in the Company's consolidated financial statements from their respective acquisition dates.

HRH P44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE L   SALE OF ASSETS

     During 2001, 2000 and 1999, the Company sold certain insurance accounts and other assets resulting in gains of approximately $2,709,000, $1,844,000 and $4,906,000, respectively. Taxes related to these gains were $1,165,000, $1,278,000 and $1,599,000 in 2001, 2000 and 1999, respectively. These amounts are included in other revenues in the statement of consolidated income. Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

NOTE M   COMMITMENTS AND CONTINGENCIES

     Included in cash and cash equivalents and premium deposits and credits due customers are approximately $247,000 and $1,122,000 of funds held in escrow at December 31, 2001 and 2000, respectively. In addition, premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states in which the Company operates. The amount of cash and cash equivalents so restricted was approximately $19,590,000 and $13,883,000 at December 31, 2001 and 2000,
     respectively.

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

HRH P45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N   QUARTERLY RESULTS OF OPERATIONS (unaudited)

     The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000:

                                                                                     Three Months Ended(1)
                                                                        -------------------------------------------------
      (in thousands, except per share amounts)                          March 31      June 30  September 30   December 31
      -------------------------------------------------------------------------------------------------------------------
      2001
      Total Revenues                                                     $77,912      $77,790       $87,609       $86,957

      Net income                                                           7,781        7,787         9,677         7,103

      Net Income Per Share:(3)
               Basic                                                        0.29         0.29          0.35          0.25
               Assuming Dilution                                            0.27         0.26          0.31          0.23

      2000
      Total Revenues                                                     $67,013      $62,216       $65,775       $67,116

      Income before cumulative effect of accounting change               $ 6,737      $ 4,941       $ 6,152       $ 4,297
      Cumulative effect of accounting change, net of tax                    (325)(2)       --            --            --
                                                                         -------------------------------------------------
      Net income                                                          $6,412      $ 4,941       $ 6,152       $ 4,297
                                                                         =================================================
      Net Income Per Share - Basic:(3)
               Income before cumulative effect of accounting change      $ 0.26       $  0.19       $  0.24       $  0.16
               Cumulative effect of accounting change, net of tax         (0.02)(2)        --            --            --
                                                                         -------------------------------------------------
               Net income                                                  $0.24      $  0.19       $  0.24       $  0.16
                                                                         =================================================
      Net Income Per Share - Assuming Dilution:(3)
               Income before cumulative effect of accounting change      $  0.24      $  0.18       $  0.22       $  0.15
               Cumulative effect of accounting change, net of tax          (0.01)(2)       --            --            --
                                                                         -------------------------------------------------
               Net income                                                $  0.23      $  0.18       $  0.22       $  0.15
                                                                         =================================================

     1 Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.

     2    See Note B.

     3    See Note A for discussion on stock split.

HRH P46


REPORT OF INDEPENDENT AUDITORS

     Shareholders and Board of Directors
     Hilb, Rogal and Hamilton Company

     We have audited the accompanying consolidated balance sheets of Hilb, Rogal and Hamilton Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb, Rogal and Hamilton Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

     As explained in Note B to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities and, in 2000 changed its method of accounting for policy cancellations.

                                        /s/ Ernst & Young LLP

     Richmond, Virginia
     February 13, 2002

HRH P47




BOARD OF DIRECTORS                                                                  OFFICERS
ANDREW L. ROGAL(1)                        ANTHONY F. MARKEL(1,2,3,6)                ANDREW L. ROGAL
Chairman and Chief Executive Officer      President and Chief Operating Officer     Chairman and Chief Executive Officer
Hilb, Rogal and Hamilton Company          Markel Corporation
Glen Allen, Virginia                      Glen Allen, Virginia                      MARTIN L. VAUGHAN, III
                                                                                    President and Chief Operating Officer
ROBERT H. HILB(1,2)                       THOMAS H. O'BRIEN(2,4)
Chairman Emeritus                         Director                                  TIMOTHY J. KORMAN
Hilb, Rogal and Hamilton Company          The PNC Financial Services Group, Inc.    Executive Vice President, Finance and
Glen Allen, Virginia                      Pittsburgh, Pennsylvania                   Administration

                                                                                    CAROLYN JONES
MARTIN L. VAUGHAN, III(1,6)               DAVID W. SEARFOSS(3,4)                    Senior Vice President, Chief Financial Officer
President and Chief Operating Officer     Executive Vice President                     and Treasurer
Hilb, Rogal and Hamilton Company             and Chief Financial Officer
Glen Allen, Virginia                      The Phoenix Companies, Inc.               JOHN P. MCGRATH
                                          Hartford, Connecticut                     Senior Vice President, Business
TIMOTHY J. KORMAN(5)                                                                   and Product Development
Executive Vice President                  JULIOUS P. SMITH, JR.(4,6)
Finance and Administration                Chairman and Chief Executive Officer      WALTER L. SMITH
Hilb, Rogal and Hamilton Company          Williams Mullen                           Senior Vice President, General Counsel
Glen Allen, Virginia                      Richmond, Virginia                        and Secretary

                                                                                    WILLIAM L. CHAUFTY
THEODORE L. CHANDLER, JR.(2,3,4,5)        ROBERT S. UKROP(5,6)                      Vice President; Director, Central Region
Senior Executive Vice President           President and Chief Executive Officer
LandAmerica Financial Group, Inc.         Ukrop's Super Markets, Inc.               ROBERT B. LOCKHART
Richmond, Virginia                        Richmond, Virginia                        Vice President; Director, Northeast Region

NORWOOD H. DAVIS, JR.(1,4)                                                          BENJAMIN A. TYLER
Chairman Emeritus                                                                   Vice President; Director, Southeast Region
Trigon Healthcare, Inc.                   (1) Executive Committee Member
Richmond, Virginia                        (2) Compensation Committee Member         MICHAEL A. JANES
                                          (3) Audit Committee Member                Vice President; Director, West Region
J.S.M. FRENCH(3,5)                        (4) Corporate Governance Committee Member
President                                 (5) Corporate Affairs Committee Member    STEVEN C. DEAL
Dunn Investment Company                   (6) Product Development Committee Member  Vice President; Director, Mid-Atlantic Region
Birmingham, Alabama
                                                                                    RICHARD F. GALARDINI
ROBERT W. FIONDELLA(1,2,5,6)                                                        Vice President
Chairman and Chief Executive Officer
The Phoenix Companies, Inc.                                                         KARL E. MANKE
Hartford, Connecticut                                                               Vice President; Marketing and Sales Development

                                                                                    HENRY C. KRAMER
                                                                                    Vice President, Human Resources

                                                                                    VINCENT P. HOWLEY
                                                                                    Vice President, Agency Financial Operations

                                                                                    ROBERT W. BLANTON, JR.
                                                                                    Vice President and Controller

                                                                                    WILLIAM C. WIDHELM
                                                                                    Vice President, Internal Audit

                                                                                    A. BRENT KING
                                                                                    Vice President, Associate General Counsel

                                                                                    ELIZABETH J. COUGOT
                                                                                    Assistant Vice President, Corporate
                                                                                    Communications

                                                                                    VALERIE C. ELWOOD
                                                                                    Assistant Vice President

                                                                                    DIANE D. SCHNUPP
                                                                                    Assistant Vice President, Chief Technology
                                                                                    Officer

                                                                                    ERIN K. SCOTT
                                                                                    Assistant Vice President, Corporate Services

HRH P48



GENERAL INFORMATION

FORM 10-K

Any shareholder wishing to obtain a copy for the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary at the corporate address.

ANNUAL MEETING

The Company's Annual Meeting of Shareholders will be held on May 7, 2002, at 10:00 A.M. at the Jefferson Hotel, 101 West Franklin Street, Richmond, Virginia.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-756-3353
www.melloninvestor.com

SHAREHOLDER INQUIRIES

Communications regarding dividends, lost stock certificates, change of address, etc. should be directed to Mellon Investor Services, LLC Shareholder Services. Other inquiries should be directed to the Secretary at the corporate address.

OUTSIDE COUNSEL
Williams Mullen
Richmond, Virginia

INDEPENDENT AUDITORS
Ernst & Young LLP
Richmond, Virginia

CORPORATE HEADQUARTERS
4951 Lake Brook Drive
Suite 500
Glen Allen, Virginia 23060
804-747-6500
804-747-6046 fax
www.hrh.com

SHAREHOLDERS

The Company's Common Stock has been publicly traded since July 15, 1987. It is traded on the New York Stock Exchange under the symbol "HRH." As of December 31, 2001, there were 594 holders of record of the Company's Common Stock.

MARKET PRICE OF COMMON STOCK

High and low stock prices and dividends per share for the indicated quarters were:

                          Sales Price      Cash
                          ------------   Dividends
Quarter Ended             High     Low   Declared
-------------------------------------------------
2001
March 31                $20.44   $16.88   $.0850
June 30                  22.08    17.20    .0875
September 30             24.08    20.55    .0875
December 31              31.38    22.45    .0875

2000

March 31                $14.25   $12.91   $.0825
June 30                  17.44    13.60    .0850
September 30             20.97    17.19    .0850
December 31              20.63    18.41    .0850