Form 10-K, Exhibit 13
period 2004-12-31
HILB ROGAL & HOBBS CO
filed 2005-03-15
CIK 814898

HRH

hilb rogal & hobbs℠

Portions of the
2004 Annual Report to
Shareholders

exhibit 13

Selected Financial Data

Hilb Rogal & Hobbs Company and Subsidiaries

	Year Ended December 31,
(in thousands, except per share amounts)	2004	2003	2002	2001	2000
Statement of Consolidated Income Data[1]:
Commissions and fees[2]	$609,660	$555,732	$446,673	$323,078	$256,366
Investment income	3,176	3,151	2,439	2,585	2,626
Other	6,767	4,764	3,614	4,604	3,127

Total revenues	619,603	563,647	452,726	330,267	262,119

Compensation and employee benefits	332,060	302,497	245,405	182,397	146,442
Other operating expenses	112,879	97,358	80,308	62,095	50,165
Depreciation	8,693	9,082	7,771	6,116	5,357
Amortization of intangibles[3]	13,848	9,828	5,320	13,868	12,239
Interest expense	10,680	10,692	10,665	9,061	8,179
Integration costs	1,909	4,094	—	—	—
Loss on extinguishment of debt	1,557	—	—	—	—
Retirement benefit	—	5,195	—	—	—

Total expenses	481,626	438,746	349,469	273,537	222,382

Income before income taxes and cumulative effect of accounting change	137,977	124,901	103,257	56,730	39,737
Income taxes	56,563	49,947	42,082	24,381	17,610

Income before cumulative effect of accounting change	81,414	74,954	61,175	32,349	22,127
Cumulative effect of accounting change, net of tax[2,4]	—	—	3,944	—	(325)

Net Income[3]	$81,414	$74,954	$65,119	$32,349	$21,802

Net Income Per Share — Basic:
Income before cumulative effect of accounting change	$2.27	$2.17	$2.09	$1.18	$0.84
Cumulative effect of accounting change, net of tax[2,4]	—	—	0.14	—	(0.01)

Net Income	$2.27	$2.17	$2.23	$1.18	$0.83

Net Income Per Share — Assuming Dilution:
Income before cumulative effect of accounting change	$2.23	$2.06	$1.89	$1.07	$0.78
Cumulative effect of accounting change, net of tax[3,4]	—	—	0.12	—	(0.01)

Net Income	$2.23	$2.06	$2.01	$1.07	$0.77

Weighted average number of shares outstanding:
Basic	35,833	34,595	29,240	27,411	26,224
Assuming Dilution	36,493	36,304	32,876	31,160	29,784
Dividends paid per share	$0.4075	$0.3675	$0.3575	$0.3475	$0.3375

Consolidated Balance Sheet Data:
Intangible assets, net	$757,942	$614,246	$441,973	$266,083	$196,658
Total assets	1,277,999	1,049,227	833,024	494,076	353,371
Long term debt, less current portion	265,384	174,012	177,151	114,443	103,114
Other long term liabilities including deferred income taxes	66,006	42,281	21,180	11,786	11,034
Total shareholders’ equity	507,156	434,267	310,648	142,802	88,222

[1]	See Note K of Notes to Consolidated Financial Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during the years ended December 31, 2001 and 2000, the company consummated 10 and 11 purchase acquisitions, respectively.
[2]	Effective January 1, 2002, the company changed its method of accounting for commissions on premiums billed and collected directly by insurance carriers on its middle-market property and casualty business. See Note B of Notes to Consolidated Financial Statements for information.
[3]	Adoption of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” required the company to cease goodwill amortization as of January 1, 2002. For the years ended December 31, 2001 and 2000, goodwill amortization, net of income taxes, was $8.4 million and $6.7 million, respectively.
[4]	Adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000, required the company to establish a reserve for policy cancellations.

Management’s Discussion and Analysis of Financial

Condition and Results of Operations

The income of an insurance and risk management intermediary such as the company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Increases and decreases in premium rates result directly in revenue changes to the company. From 1987 until 1999, the property and casualty insurance industry had been in a “soft market;” however, beginning in 2000, the industry experienced a firming of commercial premium rates which continued through 2002. In 2003, the industry observed more moderate increases in commercial premium rates, while beginning in the second quarter of 2004, the industry began to observe another “softening” in property and casualty premium rates. In addition, the level of contingent commissions received by the company, which is based upon the application of certain factors, including profitability, premium growth, total premium volume or some combination of these factors, is subject to annual fluctuations and cannot be reasonably predicted. The company’s 2004 revenues have increased primarily due to acquisitions and net new business. Management cannot predict the timing or extent of contingent commissions or premium pricing changes due to market conditions or their effects on the company’s results of operations in the future.

results of operations

For 2004, net income was $81.4 million, or $2.23 per share, compared to $75.0 million, or $2.06 per share, last year. Net income for 2004 included a loss on extinguishment of debt, net of tax, of $0.9 million, or $0.03 per share, and integration costs, net of tax, of $1.1 million, or $0.03 per share. For 2003, net income included a one-time retirement benefit charge, net of tax, of $3.2 million, or $0.09 per share, and integration costs, net of tax, of $2.5 million, or $0.07 per share. In addition, non-operating (losses) gains, net of tax, were ($0.3) million, or ($0.01) per share, and $0.2 million, or $0.01 per share, for 2004 and 2003, respectively.

The loss on extinguishment of debt was associated with the company’s executing the Amended and Restated Credit Agreement (Amended Credit Agreement) in December 2004. This charge represented financing costs previously deferred in connection with the financing of the company’s former credit agreement in addition to certain lending fees paid in obtaining the Amended Credit Agreement. Integration costs in 2004 and 2003 represented costs associated with the company’s integration of Hobbs Group, LLC (Hobbs), which began after the completion of the Hobbs June 30, 2003 earn-out. These costs included severance, other employee-related costs, facility costs and branding expenses. The company expects to continue to incur certain facility relocation and lease termination costs in 2005 as a result of its continued integration of Hobbs. The 2003 retirement benefit charge represented a contractual retirement benefit for Andrew L. Rogal, the company’s former chairman and chief executive officer, who retired in May 2003. This charge consisted primarily of compensation and the accelerated vesting of stock options and non-vested stock.

For 2003, net income was $75.0 million, or $2.06 per share, compared to $65.1 million, or $2.01 per share, for 2002. Net income for 2003 included a one-time retirement benefit charge, net of tax, of $3.2 million, or $0.09 per share, and integration costs, net of tax, of $2.5 million, or $0.07 per share. For 2002, net income reflected a one-time addition, net of tax, of $3.9 million, or $0.12 per share, for a cumulative effect of an accounting change relating to revenue recognition. In addition, non-operating gains, net of tax, were $0.2 million and $0.1 million for 2003 and 2002, respectively. Diluted weighted average shares for 2003 increased 10.4% from the prior year due to acquisition- related share issuances and a public offering in November 2002, partially offset by share repurchases.

Commissions and fees for 2004 were $609.7 million, an increase of 9.7% from commissions and fees of $555.7 million during the prior year. Approximately $50.3 million of commissions and fees were derived from new insurance agencies

Management’s Discussion and Analysis

(continued)

and accounts purchased in 2004 and 2003. This increase was offset by decreases of approximately $6.4 million from the sale of certain agencies and accounts in 2004 and 2003. Commissions and fees, excluding the effect of acquisitions and dispositions, increased 1.8%. This increase principally reflects net new business production, partially offset by the effects of a continued softening of property and casualty premium rates and the elimination of under-performing producers, resulting in the loss of some business. See “Recent Industry Developments” for additional discussion of the company’s contingent and override commission arrangements.

Commissions and fees for 2003 were $555.7 million, an increase of 24.4% from commissions and fees of $446.7 million during the prior year. Approximately $87.2 million of commissions and fees were derived from new insurance agencies and accounts purchased in 2003 and 2002. This increase was offset by decreases of approximately $2.5 million from the sale of certain accounts in 2003 and 2002. Commissions and fees, excluding the effect of acquisitions and dispositions, increased 5.5%. This increase principally reflects net new business production and moderate premium rate increases. In addition, commissions and fees were impacted by a Hobbs post earn-out productivity lull and legislative uncertainty affecting executive benefit products. Both matters were largely resolved by the end of 2003.

Total operating expenses for 2004 were $481.6 million, an increase of $42.9 million, or 9.8%, from 2003. For 2003, total operating expenses were $438.7 million, an increase of $89.3 million, or 25.5%, from 2002.

Compensation and employee benefits costs for 2004 were $332.1 million, an increase of $29.6 million, or 9.8%, from 2003. Increases include approximately $28.9 million related to 2004 and 2003 purchase acquisitions, partially offset by decreases of $3.2 million related to agencies and accounts sold. Additional compensation expenditures in 2004 can be further attributed to investments in new talent as the company continues to implement its new team-based sales model and invest in its major accounts sales and service capabilities. The increased costs from acquired agencies and investments in new talent were partially offset by reductions for performance-based compensation and the elimination of underperforming sales personnel. Compensation and employee benefits costs for 2003 were $302.5 million, an increase of $57.1 million, or 23.3%, from 2002. Increases include approximately $48.0 million related to 2003 and 2002 purchase acquisitions and increases in revenue production, partially offset by decreases of $1.3 million related to accounts sold.

Other operating expenses for 2004 were $112.9 million, or 15.9% higher than 2003. Increases relate primarily to purchase acquisitions in 2004 and 2003 and increased legal, compliance and claims expenditures. The $6.5 million increase in legal, compliance and claims expenditures can be attributed to the protection of restrictive covenants in employment contracts, an unusual claims matter, compliance with Section 404 of the Sarbanes-Oxley Act, and various regulatory inquiries and other proceedings in the wake of a civil lawsuit against Marsh & McLennan Companies, Inc. filed by the Office of the Attorney General of the State of New York. As part of its response to regulatory inquiries and other proceedings related to industry business practices and compensation arrangements, the company expects to continue to incur additional legal and compliance costs through at least the first two quarters of 2005.

Depreciation expense for 2004 decreased $0.4 million, or 4.3%, from 2003 to $8.7 million. Depreciation expense decreased due to the impact of fully depreciated assets and disposed assets, partially offset by higher amounts related to purchase acquisitions in 2004 and 2003.

Other operating expenses and depreciation expense for 2003 were $97.4 million and $9.1 million, respectively, or 21.2% and 16.9%, respectively, higher than 2002. Increases relate primarily to purchase acquisitions in 2003 and 2002, higher insurance costs and costs associated with revenue growth.

Amortization expense reflects the amortization of intangible assets acquired in the purchase of insurance agencies. Amortization expense increased $4.0 million, or 40.9%, in 2004, which is attributable to acquisitions consummated during 2004 and 2003. Amortization expense increased by $4.5 million, or 84.7%, in 2003, which is attributable to acquisitions consummated during 2003 and 2002.

Interest expense has remained consistent at $10.7 million in 2004, 2003 and 2002. Interest expense in 2004 was impacted by lower borrowing rates, offset by increased borrowings for acquisitions in the second half of the year. For 2003 interest expense, the impact of additional average borrowings for acquisitions was offset by the conversion of the company’s convertible debt in November 2002.

The effective tax rate for the company was 41.0%, 40.0% and 40.8% in 2004, 2003 and 2002, respectively. The 2004 rate increased primarily due to permanent tax differences related to the company’s current year non-operating gains. The 2003 rate decreased primarily due to state tax planning.

Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the company’s operations, while contingent commissions received by the company have historically been heavily weighted in the first and second quarters.

liquidity and capital resources

Net cash provided by operations totaled $114.8 million, $110.4 million and $73.4 million for 2004, 2003 and 2002, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.

The company has historically generated sufficient funds internally to finance capital expenditures. Cash expenditures for the acquisition of property and equipment were $8.8 million, $11.8 million and $6.6 million for 2004, 2003 and 2002, respectively. Cash outlays related to the purchase of insurance agencies amounted to $65.8 million, $46.0 million and $107.0 million in 2004, 2003 and 2002, respectively. Cash outlays for such insurance agency acquisitions have been funded through operations and long-term borrowings. In addition, a portion of the purchase price of such acquisitions may be paid through common stock and/or deferred cash and common stock payments; see “Note K — Acquisitions” of Notes to Consolidated Financial Statements for additional discussion. Cash proceeds from the sales of certain offices, insurance accounts and other assets totaled $11.8 million, $1.3 million and $2.7 million in 2004, 2003 and 2002, respectively. The company did not have any material capital expenditure commitments as of December 31, 2004.

Financing activities provided (utilized) cash of $32.4 million, ($62.8) million and $118.1 million for 2004, 2003 and 2002, respectively, as the company borrowed funds to finance acquisitions, made debt payments and annually increased its dividend rate. In addition, in 2004, the company signed the Amended Credit Agreement, providing for additional term loan borrowings, and in 2002, the company raised additional equity capital. During 2004, the company repurchased, on the open market, 936,100 shares of its common stock for $31.5 million under its stock repurchase program. The company repurchased, on the open market, 1,132,800 shares of its common stock for $33.5 million

Management’s Discussion and Analysis

(continued)

under its stock repurchase program in 2003. The company is currently authorized for 2005 and later years to purchase up to $50.0 million annually of its common stock subject to market conditions and other factors.

On December 15, 2004, the company signed the Amended Credit Agreement which provided for a revolving credit facility of $175.0 million, a Tranche A term loan of $50.0 million, and a Tranche B term loan of $200.0 million. The Amended Credit Agreement further permits the company to request additional term borrowings of up to $75.0 million prior to December 31, 2006, and provides that a portion of the revolving credit facility will be available for the issuance of letters of credit. At December 31, 2004, the company had borrowings of $250.0 million under the term loan facilities and had $174.7 million available for future borrowings under the revolving credit facility. The term loan facilities are payable quarterly beginning March 31, 2005, and the revolving credit facility is due and payable upon the maturity date. Both the Tranche A term loan and revolving credit facility mature on December 15, 2009, and the Tranche B term loan matures on December 15, 2011. Increased borrowings under the Amended Credit Agreement were made available for acquisitions, repurchase of equity shares and general corporate purposes.

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

The company had a current ratio (current assets to current liabilities) of 1.08 to 1.00 as of December 31, 2004. Shareholders’ equity of $507.2 million at December 31, 2004 increased from $434.3 million at December 31, 2003. The debt to equity ratio of 0.52 to 1.00 at December 31, 2004 increased from the prior year-end ratio of 0.40 to 1.00 due to higher borrowings from the execution of its Amended Credit Agreement and the financing of current year acquisitions in addition to 2004 dividend payments and common stock repurchases, partially offset by net income and issuances of common stock, including the income tax benefit from the exercise of stock options.

The company believes that cash generated from operations, together with proceeds from borrowings, will provide sufficient funds to meet the company’s short- and long-term funding needs.

contractual obligations

The company has the following future payments related to contractual obligations as of December 31, 2004:

		Payments due by Period
Contractual Obligations (in millions)	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	After 4 years
Long-term debt	$281.6	$16.2	$10.0	$5.2	$0.2	$250.0
Operating leases	128.9	26.6	22.7	20.5	16.9	42.2
Other long-term liabilities	22.8	1.9	2.2	3.3	5.1	10.3

Total obligations	$433.3	$44.7	$34.9	$29.0	$22.2	$302.5

market risk

The company has variable rate debt, maintains certain investments and utilizes derivative financial instruments (on a limited basis) which are subject to market risk; however, the company believes that exposure to market risk associated with these instruments is not material.

recent industry developments

On October 14, 2004, the Office of the Attorney General of the State of New York (NYAG) filed a lawsuit against Marsh & McLennan Companies, Inc. and its subsidiary Marsh Inc. (collectively Marsh), the world’s largest insurance broker, alleging statutory and common law fraud, securities fraud, bid-rigging and other antitrust violations in the placement of insurance business. On March 4, 2005, the NYAG filed a lawsuit against Aon Corporation (Aon), the world’s second largest insurance broker, alleging fraudulent business practices, common law fraud and securities fraud in connection with the conduct of its placement of insurance business. Marsh and Aon have each announced settlement agreements with the NYAG and certain state regulators. Under the terms of the agreements, Marsh and Aon are required to establish settlement funds in the amount of $850 million and $190 million, respectively, to compensate U.S. policyholder clients who retained Marsh and Aon to place insurance with inception or renewal dates between January 1, 2001 and December 31, 2004, where such policies resulted in Marsh and Aon recording contingent or override commissions.

The Marsh and Aon settlement agreements also place restrictions on the future business practices of these companies. Marsh and Aon may no longer accept (i) any contingent compensation for services in placing, renewing, consulting on or servicing any insurance policy and (ii) any compensation other than a specific fee to be paid by the client, a specific percentage commission on premiums to be paid by the insurer set at the time of the purchase, renewal, placement or servicing of the policy, or both types of compensation. If Marsh or Aon receives any commission, it must disclose to the client that it intends to collect the commission and obtain the client’s written consent prior to the binding of the policy.

As of the date of this report, the company has not received a subpoena from the NYAG. However, as a result of the NYAG’s lawsuits against Marsh and Aon, controversy now surrounds the longstanding insurance industry practice of contingent and override commissions paid to agents and brokers by underwriters. A committee of the company’s board of directors was previously authorized to perform an independent review concerning the company’s practices in the areas that are the subjects of the NYAG’s allegations against Marsh. This committee has engaged outside legal counsel to assist it in the review.

In addition to the ongoing investigation by the NYAG, other state attorneys general and insurance departments have been making inquiries into, among other things, the industry’s commission payment practices. In October 2004, the company received a subpoena from the Office of the Attorney General of the State of Connecticut (CTAG), as part of the CTAG’s investigation of possible antitrust violations. The CTAG’s subpoena requests information concerning various business practices, including contingent commissions. The company also has received subpoenas from the attorneys general in Florida, Massachusetts and North Carolina requesting information regarding business practices. In addition, the company has received requests for information from state insurance departments in ten states, and the company may receive additional subpoenas and/or requests for information in the future from attorneys general and/or insurance departments of other states. It is the company’s understanding that numerous others in the insurance industry have also received such subpoenas and requests for information. The company will evaluate, and intends to cooperate fully in connection with, all such subpoenas and requests.

The company has historically entered into contingent and override commission agreements with various underwriters. Contingent commissions are commissions paid by underwriters based on profitability of the business, premium growth, total premium volume or some combination of these factors. Revenue from contingent commissions is heavily weighted in the first and second quarters. Override commissions are typically volume-based commissions paid by underwriters in excess of the standard commission rates on specific classes of business.

Management’s Discussion and Analysis

(continued)

For the years ended December 31, 2004 and 2003, the company recognized $42.4 million and $40.8 million, respectively, in contingent and override commissions. Of the 2004 amount, approximately 81% was from standard contingency agreements maintained at the local office level, and approximately 19% was from specially negotiated volume-based national override agreements, which are also in keeping with industry norms. Effective for business written on or after January 1, 2005, these national override agreements, which were paid quarterly when earned, reverted into standard local contingency arrangements with those underwriters, which will be paid and recorded annually beginning in early 2006. There can be no assurance that the loss of override commissions resulting from the reversion to standard local contingency arrangements will be offset by additional contingent commissions in future periods.

The company intends to monitor broker compensation practices and, as warranted by market and regulatory developments, will review its compensation arrangements with underwriters. While it is not possible to predict the outcome of the governmental inquiries into the insurance industry’s commission payment practices or the market’s response thereto, any material decrease in the company’s contingent commissions is likely to have a negative effect on its results of operations.

In addition to state regulatory inquiries, the company has been named as a defendant in three purported class action suits brought against a number of brokers in the insurance industry. For information on industry litigation, see “Note O — Commitments and Contingencies” of Notes to Consolidated Financial Statements.

critical accounting policies

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the company to make estimates and assumptions. The company believes that of its significant accounting policies (see “Note A — Significant Accounting Policies” of Notes to Consolidated Financial Statements) the following may involve a higher degree of judgment and complexity.

Revenue Recognition

The company is engaged in insurance agency and brokerage activities and derives revenues primarily from commissions on the sale of insurance products to clients that are paid by the insurance underwriters with whom its subsidiary agencies place their clients’ insurance. Generally, commission income (and fees in lieu of commission), as well as the related premiums receivable from clients and premiums payable to insurance companies, is recognized as of the effective date of insurance coverage or billing date, whichever is later, net of an allowance for estimated policy cancellations. Commissions on premiums billed and collected directly by insurance companies on its middle-market and major accounts property and casualty business are recorded as revenue on the later of the billing date or the effective date. Commissions on premiums billed and collected directly by insurance companies on other property and casualty and employee benefits business are recorded as revenue when received. Contingent commissions and miscellaneous commissions are recorded as revenue when received. Service fees are recognized over the period which the services are rendered. Override commissions are recorded as earned.

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

Intangible Assets

The company has acquired significant intangible assets in business acquisitions. The valuation of intangible assets is subject to significant assumptions including projected future operating results. The determination of estimated useful lives and whether the assets are impaired requires significant judgment and affects the amount of future amortization and possible impairment charges. The company tests goodwill for impairment in accordance with Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets.” In addition, intangible assets subject to amortization are periodically reviewed to determine that no conditions exist indicating a possible impairment.

Income Taxes

The company records an income tax provision for the expected tax consequences of its reported results. The company’s provision includes deferred income taxes to reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company evaluates its ability to realize the deferred tax assets in the future and records a valuation allowance when necessary. The determination of income taxes and assessment of realization of deferred tax assets requires significant judgment due to the complexity of tax laws and the company’s operation in multiple states.

new accounting standards

In December 2004, the Financial Accounting Standards Board issued Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). Statement 123R revises Statement 123. The revised standard requires all companies to recognize compensation costs related to all share-based payments (including stock options) in their financial statements at fair value, thereby, upon adoption, eliminating the use of pro forma disclosures to report such amounts. Statement 123R is effective for all public companies at the beginning of the first interim or annual period beginning after June 15, 2005.

Statement 123R permits public companies to account for the adoption of this revised standard using one of two methods: the modified-prospective method or the modified-retrospective method. The modified-prospective method requires the company to recognize compensation based upon fair value for only those share-based awards granted with an effective date subsequent to the company’s date of adoption and share-based awards issued in prior periods that remain unvested at the date of adoption. The modified-retrospective method allows companies to restate, based upon pro forma amounts previously disclosed under the requirements of Statement 123, for either all prior periods presented or prior interim periods included in the year of adoption.

The company intends to adopt Statement 123R no later than July 1, 2005, but has yet to determine which of the two methods described above will be utilized. The company continues to evaluate the impact of this proposed statement on its financial position and results of operations.

changes in accounting methods

Effective January 1, 2002, the company changed its method of accounting for commissions on premiums billed and collected directly by insurance companies on its middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the

Management’s Discussion and Analysis

(continued)

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

While forward-looking statements are provided to assist in the understanding of the company’s anticipated future financial performance, the company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond the company’s control. Although the company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Risk factors and uncertainties that might cause such a difference include, but are not limited to, the following: the company’s commission revenues are highly dependent on premium rates charged by insurance underwriters, which are subject to fluctuation based on the prevailing economic conditions and competitive factors that affect insurance underwriters; the level of contingent commissions is difficult to predict and any decrease in the company’s collection of them is likely to have an impact on operating results; the company has eliminated override commissions effective for business written on or after January 1, 2005, and it is uncertain whether additional contingent commissions payable to the company will offset the loss of such revenues; the company’s continued growth has been enhanced through acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to the company; the company’s failure to integrate an acquired insurance agency efficiently may have an adverse effect on the company; the general level of economic activity can have a substantial impact on revenues that is difficult to predict; a strong economic period may not necessarily result in higher revenues if the volume of insurance business brought about by favorable economic conditions is offset by premium rates that have declined in response to increased competitive conditions; if the company is unable to respond in a timely and cost-effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results; the business practices and broker compensation arrangements of the company and the insurance intermediary industry are subject to uncertainty due to investigations by various governmental authorities and related private litigation; and quarterly and annual variations in the company’s commissions and fees that result from the timing of policy renewals and the net effect of new and lost business production may have unexpected impacts on the company’s results of operations.

The company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Consolidated Balance Sheet

Hilb Rogal & Hobbs Company and Subsidiaries

	December 31,
(in thousands)	2004	2003
Assets
Current Assets
Cash and cash equivalents, including $55,909 and $58,233, respectively, of restricted funds	$210,470	$126,464
Receivables:
Premiums and commissions, less allowance for doubtful accounts of $4,630 and $4,243, respectively	211,299	223,431
Other	29,122	31,820

	240,421	255,251
Prepaid expenses and other current assets	24,586	14,603

Total Current Assets	475,477	396,318

Property and Equipment, net	24,024	25,487

Intangible Assets
Goodwill	608,427	522,247
Other intangible assets, net	149,515	91,999

	757,942	614,246
Other Assets	20,556	13,176

	$1,277,999	$1,049,227

Liabilities and Shareholders’ Equity
Current Liabilities
Premiums payable to insurance companies	$315,130	$308,533
Accounts payable	13,417	9,089
Accrued expenses	46,371	37,434
Premium deposits and credits due customers	48,287	34,290
Current portion of long-term debt	16,248	9,321

Total Current Liabilities	439,453	398,667

Long-Term Debt	265,384	174,012
Deferred Income Taxes	34,113	19,208
Other Long-Term Liabilities	31,893	23,073

Shareholders’ Equity
Common stock, no par value; authorized 100,000 shares; outstanding 35,886 and 35,446 shares, respectively	233,785	228,357
Retained earnings	271,978	205,184
Accumulated other comprehensive income (loss)
Unrealized loss on interest rate swaps, net of deferred tax benefit of $120 and $334, respectively	(181)	(502)
Foreign currency translation adjustments	1,574	1,228

	507,156	434,267

	$1,277,999	$1,049,227

See notes to consolidated financial statements.

Statement of Consolidated Income

Hilb Rogal & Hobbs Company and Subsidiaries

	Year Ended December 31,
(in thousands, except per share amounts)	2004	2003	2002
Revenues
Commissions and fees	$609,660	$555,732	$446,673
Investment income	3,176	3,151	2,439
Other	6,767	4,764	3,614

	619,603	563,647	452,726
Operating expenses
Compensation and employee benefits	332,060	302,497	245,405
Other operating expenses	112,879	97,358	80,308
Depreciation	8,693	9,082	7,771
Amortization of intangibles	13,848	9,828	5,320
Interest expense	10,680	10,692	10,665
Integration costs	1,909	4,094	—
Loss on extinguishment of debt	1,557	—	—
Retirement benefit	—	5,195	—

	481,626	438,746	349,469

Income before income taxes and cumulative effect of accounting change	137,977	124,901	103,257

Income taxes	56,563	49,947	42,082

Income before cumulative effect of accounting change	81,414	74,954	61,175

Cumulative effect of accounting change, net of tax	—	—	3,944

Net Income	$81,414	$74,954	$65,119

Net Income Per Share — Basic:
Income before cumulative effect of accounting change	$2.27	$2.17	$2.09
Cumulative effect of accounting change, net of tax	—	—	0.14

Net income	$2.27	$2.17	$2.23

Net Income Per Share — Assuming Dilution:
Income before cumulative effect of accounting change	$2.23	$2.06	$1.89
Cumulative effect of accounting change, net of tax	—	—	0.12

Net income	$2.23	$2.06	$2.01

See notes to consolidated financial statements.

Statement of Consolidated Shareholders’ Equity

Hilb Rogal & Hobbs Company and Subsidiaries

(in thousands, except per share amounts)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2002	$55,542	$88,604	$(1,344)

Issuance of 5,174 shares of common stock	108,089
Income tax benefit from exercise of stock options	4,927
Payment of dividends ($0.3575 per share)		(10,718)
Unrealized loss on derivative contracts, net of deferred tax benefit of $22			(33)
Foreign currency translation adjustments			462
Net income		65,119

Balance at December 31, 2002	168,558	143,005	(915)

Issuance of 3,095 shares of common stock	87,609
Repurchase of 1,133 shares of common stock	(33,516)
Income tax benefit from exercise of stock options	4,800
Payment of dividends ($0.3675 per share)		(12,775)
Unrealized gain on derivative contracts, net of deferred tax expense of $643			963
Retirement benefit	906
Foreign currency translation adjustments			678
Net income		74,954

Balance at December 31, 2003	228,357	205,184	726

Issuance of 1,376 shares of common stock	29,936
Repurchase of 936 shares of common stock	(31,474)
Income tax benefit from exercise of stock options	6,966
Payment of dividends ($0.4075 per share)		(14,620)
Unrealized gain on derivative contracts, net of deferred tax expense of $214			321
Foreign currency translation adjustments			346
Net income		81,414

Balance at December 31, 2004	$233,785	$271,978	$1,393

See notes to consolidated financial statements.

Statement of Consolidated Cash Flows

Hilb Rogal & Hobbs Company and Subsidiaries

	Year Ended December 31,
(in thousands)	2004	2003	2002
Operating Activities
Net income	$81,414	$74,954	$65,119
Adjustments to reconcile net income to net cash provided by operating activities:
Integration costs	1,909	4,094	—
Retirement benefit	—	5,195	—
Depreciation	8,693	9,082	7,771
Amortization of intangibles	13,848	9,828	5,320
Loss on extinguishment of debt	1,557	—	—
Cumulative effect of accounting change, net of tax	—	—	(3,944)
Provision for losses on receivables	1,588	1,362	1,745
Provision for deferred income taxes	685	3,462	3,742
Gain on sale of assets	(2,076)	(385)	(212)
Income tax benefit from exercise of stock options	6,966	4,800	4,927
Changes in operating assets and liabilities net of effects from integration costs, retirement benefit and insurance agency acquisitions and dispositions:
(Increase) decrease in receivables	29,001	(16,352)	(15,893)
(Increase) decrease in prepaid expenses	(5,880)	8,954	(11,617)
Increase (decrease) in premiums payable to insurance companies	(30,908)	13,738	1,462
Increase in premium deposits and credits due customers	13,997	2,214	13,265
Increase (decrease) in accounts payable	561	(4,188)	(349)
Increase (decrease) in accrued expenses	(4,422)	(11,637)	5,788
Other operating activities	(2,137)	5,233	(3,752)

Net Cash Provided by Operating Activities	114,796	110,354	73,372

Investing Activities
Purchase of property and equipment	(8,760)	(11,827)	(6,641)
Purchase of insurance agencies, net of cash acquired	(65,798)	(46,041)	(107,011)
Proceeds from sale of assets	11,800	1,311	2,683
Other investing activities	(471)	771	2,647

Net Cash Used in Investing Activities	(63,229)	(55,786)	(108,322)

Financing Activities
Proceeds from long-term debt	320,000	30,000	160,000
Principal payments on long-term debt	(239,921)	(45,908)	(71,506)
Debt issuance costs	(1,923)	(557)	(2,356)
Repurchase of common stock	(31,474)	(33,516)	—
Proceeds from issuance of common stock, net of tax payments for options exercised	377	(40)	42,642
Dividends	(14,620)	(12,775)	(10,718)

Net Cash Provided by (Used in) Financing Activities	32,439	(62,796)	118,062

Increase (decrease) in cash and cash equivalents	84,006	(8,228)	83,112
Cash and cash equivalents at beginning of year	126,464	134,692	51,580

Cash and cash equivalents at End of Year	$210,470	$126,464	$134,692

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Hilb Rogal & Hobbs Company and Subsidiaries

December 31, 2004

Hilb Rogal & Hobbs Company, a Virginia corporation, operates offices located in 29 states and in London, England. Its principal activity is the performance of insurance and risk management intermediary services which involves placing various types of insurance, including property and casualty, employee benefits and many other areas of specialized exposure, with insurance underwriters on behalf of its clients.

note a

significant accounting policies

Principles of Consolidation — The accompanying financial statements include the accounts of the company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts for the prior years have been reclassified to conform to current year presentation.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenues — Commission income (and fees in lieu of commission) as well as the related premiums receivable from clients and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. Commissions on premiums billed and collected directly by insurance companies on middle-market and major accounts property and casualty business are recorded as revenue on the later of the billing date or effective date. Commissions on premiums billed and collected directly by insurance companies on other property and casualty and employee benefits business are recorded as revenue when received which, in many cases, is the company’s first notification of amounts earned due to the lack of policy and renewal information. Contingent commissions are recorded as revenue when received. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and/or overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably obtained prior to receipt of the commission which, in many cases, is the company’s first notification of amounts earned.

The company carries a reserve for policy cancellations which is periodically evaluated and adjusted as necessary. Miscellaneous premium adjustments are recorded as they occur. The policy cancellation reserve as of December 31, 2004 and 2003 was $2.5 million and $1.6 million, respectively. For 2004, the $0.9 million net increase in the cancellation reserve was primarily comprised of new reserves related to changes in observed policy cancellation trends and acquisitions.

Service fee revenue is recorded on a pro rata basis as the services are provided. Service fee revenue typically relates to claims management and loss control services, program administration and workers compensation consultative services which are provided over a period of time, typically one year. Override commissions are commissions paid by insurance underwriters in excess of the standard commission rates on specific classes of business. These amounts are paid as a percentage of premiums on certain classes of business written with the specific underwriter and are recorded as earned.

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

Cash Equivalents — The company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The carrying amounts reported on the balance sheet approximate the fair values.

Allowance for Doubtful Accounts — The company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The company monitors its allowance utilizing accounts receivable aging data as the basis to support the estimate.

Notes to Consolidated Financial Statements

(continued)

Property and Equipment — Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over the estimated useful lives (generally 30 years for buildings and 3 to 7 years for furniture and equipment). Leasehold improvements are generally amortized using the straight-line method over the shorter of the term of the related lease or the estimated useful life of the corresponding asset.

Intangible Assets — The company accounts for intangible assets in accordance with the provisions of Financial Accounting Standards Board Statements No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets” (Statement 142). Goodwill is tested for impairment annually, or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives and are periodically reviewed to ensure that no conditions exist indicating that the recorded amount of intangible assets is not recoverable from future undiscounted cash flows.

Accounting for Stock-Based Compensation — At December 31, 2004 and 2003, the company had three stock-based compensation plans, which are described more fully in Note H. The company continues to account for its stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations. No stock-based compensation cost is reflected in net income for options except as disclosed in Note N, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123), as amended by Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” establishes accounting and disclosure requirements using a fair value based method of accounting for stock options.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement 123 to stock-based compensation.

(in thousands, except per share amounts)	2004	2003	2002
Net Income — as reported	$81,414	$74,954	$65,119
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(5,388)	(6,817)	(4,714)

Pro forma net income	$76,026	$68,137	$60,405

Net Income Per Share:
Basic — as reported	$2.27	$2.17	$2.23
Basic — pro forma	$2.12	$1.97	$2.07
Assuming Dilution — as reported	$2.23	$2.06	$2.01
Assuming Dilution — pro forma	$2.08	$1.88	$1.87

The fair value of these options was estimated at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: risk free rates of 3.62%, 3.50% and 4.64%; dividend yields of 1.14%, 0.99% and 0.86%; volatility factors of 0.292, 0.267 and 0.252; and an expected life of approximately seven years. The weighted average fair value per option granted in 2004, 2003 and 2002 was $10.79, $11.40 and $13.89, respectively.

Fair Value of Financial Instruments — The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable, accrued expenses, premium deposits and credits due customers and long-term debt approximate those assets’ and liabilities’ fair values. Fair values for interest rate swaps are based on third-party pricing models or formulas using current assumptions and are disclosed in Note D.

Derivatives — The company accounts for derivative and hedging instruments in accordance with the provisions of Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (Statement 133) as amended by Statement No. 138. Statement 133 requires the company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Gains and losses resulting from changes in fair value must be recognized currently in earnings unless specific hedge criteria are met. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value is either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income (OCI) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings.

The company’s use of derivative instruments is limited to interest rate swap agreements used to modify the interest characteristics for a portion of its outstanding variable rate debt. These interest rate swaps are designated as cash flow hedges and are structured so that there is no ineffectiveness.

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

Income Taxes — The company (except for its foreign subsidiaries) files a consolidated federal income tax return with its subsidiaries. Deferred taxes result from temporary differences between the income tax and financial statement bases of assets and liabilities and are based on tax laws as currently enacted.

Foreign Currency Translation — The accounts of the company’s foreign subsidiaries are measured using local currency as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translations are excluded from net earnings and accumulated as a separate component of OCI. The company does not provide income taxes on such gains and losses.

Accrued Expenses — Accrued expenses included compensation and employee benefits of $31.3 million and $28.7 million at December 31, 2004 and 2003, respectively.

Accounting Pronouncements — In December 2004, the Financial Accounting Standards Board issued Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). Statement 123R revises Statement 123. The revised standard requires all companies to recognize compensation costs related to all share-based payments (including stock options) in their financial statements at fair value, thereby, upon adoption, eliminating the use of pro forma disclosures to report such amounts. Statement 123R is effective for all public companies at the beginning of the first interim or annual period beginning after June 15, 2005.

Statement 123R permits public companies to account for the adoption of this revised standard using one of two methods: the modified-prospective method or the modified-retrospective method. The modified-prospective method requires the company to recognize compensation based upon fair value for only those share-based awards granted with an effective date subsequent to the company’s date of adoption and share-based awards issued in prior periods that remain unvested at the date of adoption. The modified-retrospective method allows companies to restate, based upon pro forma amounts previously disclosed under the requirements of Statement 123, for either all prior periods presented or prior interim periods included in the year of adoption.

The company intends to adopt Statement 123R no later than July 1, 2005, but has yet to determine which of the two methods described above will be utilized. The company continues to evaluate the impact of this proposed statement on its financial position and results of operations.

Notes to Consolidated Financial Statements

(continued)

note b

change in method of accounting

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

note c

property and equipment

Property and equipment on the consolidated balance sheet consists of the following:

(in thousands)	2004	2003
Furniture and equipment	$55,474	$53,962
Buildings and land	—	1,252
Leasehold improvements	9,200	7,973

	64,674	63,187
Less accumulated depreciation	40,650	37,700

	$24,024	$25,487

note d

long-term debt

Long-term debt on the consolidated balance sheet consists of the following:

(in thousands)	2004	2003
Credit facility, interest currently 4.31% to 4.81%	$250,000	$164,287
Installment notes payable primarily incurred in acquisitions of insurance agencies, 1.21% to 10.0% due in various installments to 2008	31,632	19,046

	281,632	183,333
Less current portion	16,248	9,321

	$265,384	$174,012

Maturities of long-term debt for the four years ending after December 31, 2005 are $10.0 million in 2006, $5.2 million in 2007, $0.2 million in 2008, $60.0 million in 2009 and $190.0 million thereafter. At December 31, 2004, the company had term loans included in the credit facility with $7.0 million due within one year classified as long-term debt in accordance with the company’s intent and ability to refinance this obligation on a long-term basis under its revolving credit facility.

Interest paid was $10.2 million, $10.9 million and $10.7 million in 2004, 2003 and 2002, respectively.

On December 15, 2004, the company signed the Amended and Restated Credit Agreement (the Amended Credit Agreement) which provided for a revolving credit facility of $175.0 million, a Tranche A term loan of $50.0 million, and a Tranche B term loan of $200.0 million. The Amended Credit Agreement further permits the company to request additional term borrowings of up to $75.0 million prior to December 31, 2006, and provides that a portion of the revolving credit facility will be available for the issuance of letters of credit. Borrowings under this facility bear interest at variable rates based on LIBOR plus a negotiated spread. In addition, the company pays commitment fees (0.3% at December 31, 2004) on the unused portion of the revolving credit facility. The term loan facility is payable quarterly beginning March 31, 2005, and the revolving credit facility is due and payable upon the maturity date. Both the Tranche A term loan and revolving credit facility mature on December 15, 2009, and the Tranche B term loan matures on December 15, 2011. At December 31, 2004, the company had borrowings of $250.0 million under the term loan facilities and had $174.7 million available for future borrowings under the revolving credit facility. The Amended Credit Agreement represents senior secured indebtedness and contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on acquisitions, indebtedness, investments, payment of dividends and repurchase of common stock.

The Amended Credit Agreement replaces the Second Amended and Restated Credit Agreement. At December 31, 2003, the company had borrowings of $154.3 million under the term credit facility of its former credit agreement and had $120.0 million available for future borrowings under the corresponding revolving credit facility. The company recognized losses of $1.6 million related to the extinguishment of the Second Amended and Restated Credit Agreement. This loss on extinguishment primarily included various financing and professional costs previously deferred in connection with the financing of the company’s former credit agreement and certain lending fees paid in obtaining the Amended Credit Agreement.

On July 1, 2004, the company entered into an interest rate swap agreement with a notional amount of $30.0 million and a maturity date of June 30, 2007. On December 29, 2004, the company entered into a second interest rate swap agreement with a notional amount of $20.0 million and a maturity date of December 31, 2010. These two interest rate swap agreements replaced the company’s previous hedging arrangements, which matured on June 30, 2004. The combined notional amount of these former interest rate swaps was originally $45.0 million, which was subsequently reduced by $0.9 million on a quarterly basis beginning September 30, 2000 through their maturity.

The company has designated all of its interest rate swaps as cash flow hedges under Statement 133. The company enters into interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the company’s credit facility. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The credit risk to the company would be a counterparty’s inability to pay the differential in the fixed rate and variable rate in a rising interest rate environment. The company’s exposure to credit loss on its interest rate swap agreements in the event of non-performance by a counterparty is believed to be remote due to the company’s requirement that a counterparty have a strong credit rating. The company is exposed to market risk from changes in interest rates.

Under the current interest rate swap agreements, the company makes payments based on fixed pay rates of approximately 4% and receives payments based on the counterparties’ variable LIBOR pay rates. At the end of the year, the variable rate was approximately 2.6% for each agreement. In connection with these interest rate swap agreements, the company recorded after-tax income (loss) in other comprehensive income of $321 thousand, $963 thousand and ($33) thousand in 2004, 2003 and 2002, respectively. There was no impact on net income due to ineffectiveness. The fair market value of the interest rate swaps at December 31, 2004 and 2003, resulted in a liability of $0.3 million and $0.8 million, respectively, which is included in other long-term liabilities.

note e

retirement plans

The company sponsors the HRH Retirement Savings Plan (the Retirement Savings Plan) which covered substantially all employees of the company and its subsidiaries. The Retirement Savings Plan, which may be amended or terminated by the company at any time, provides that the company shall contribute a matching contribution of up to 3% of a participant’s eligible compensation and such amounts as the board of directors shall determine to a trust fund.

In 2002, the company acquired Hobbs Group, LLC (Hobbs) (see Note K). Hobbs sponsored the Hobbs Group, LLC 401(k) Savings Plan (the Hobbs Savings Plan) which covered substantially all employees of Hobbs and its subsidiaries. Effective January 1, 2004, the Hobbs Savings Plan was terminated and merged into the Retirement Savings Plan.

Notes to Consolidated Financial Statements

(continued)

Prior to merger with the company, certain of the other merged companies had separate profit sharing or benefit plans. These plans were terminated or frozen at the time of merger with the company.

The total expense recorded by the company under the Retirement Savings Plan and the Hobbs Savings Plan for 2004, 2003 and 2002 was approximately $5.3 million, $5.3 million and $4.2 million, respectively.

The company has the Supplemental Executive Retirement Plan (the Plan) for key executives. The Plan provides that participants shall be credited each year with an amount that is calculated by determining the total company match and profit sharing contribution that the participant would have received under the Retirement Savings Plan absent the compensation limitation that applies to such plan, reduced by the amount of actual company match and profit sharing contributions to such plan. The Plan also provides for the crediting of interest to participant accounts. Expense recognized by the company in 2004, 2003 and 2002 related to these Plan provisions amounted to $0.9 million, $0.6 million and $0.5 million, respectively. At December 31, 2004 and 2003, the company’s accrued liability for benefits under the Plan was $3.3 million and $2.6 million, respectively, and is included in other long-term liabilities.

note f

income taxes

The components of income taxes shown in the statement of consolidated income are as follows:

(in thousands)	2004	2003	2002
Current
Federal	$46,673	$39,833	$31,734
State	9,205	6,652	6,606

	55,878	46,485	38,340
Deferred
Federal	568	2,937	3,174
State	117	525	568

	685	3,462	3,742

	$56,563	$49,947	$42,082

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The effective income tax rate varied from the statutory federal income tax rate as follows:

	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax exempt investment income	(0.1)	(0.2)	(0.1)
State income taxes, net of federal tax benefit	4.4	3.8	4.5
Basis difference on sale of insurance accounts	1.0	—	0.1
Other	0.7	1.4	1.3

Effective income tax rate	41.0%	40.0%	40.8%

Income taxes paid were $56.5 million, $33.3 million and $42.0 million in 2004, 2003 and 2002, respectively.

Significant components of the company’s deferred tax liabilities and assets on the consolidated balance sheet are as follows:

(in thousands)	2004	2003
Deferred tax liabilities:
Intangible assets	$45,289	$26,024
Revenue recognition accounting change (see Note B)	—	649
Other	2,777	3,681

Total deferred tax liabilities	48,066	30,354
Deferred tax assets:
Deferred compensation	11,437	7,461
Allowance for doubtful accounts	1,763	1,598
Deferred rent and income	3,148	1,993
Unrealized loss on interest rate swaps	121	334
Retirement benefits	1,049	—
Other	1,743	3,349

Total deferred tax assets	19,261	14,735

Net deferred tax liabilities	$28,805	$15,619

note g

leases

The company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2018 and generally include escalation clauses for increases in lessors’ operating expenses and increased real estate taxes.

Future minimum rental payments required under such operating leases are summarized as follows (in thousands):

2005	$26,585
2006	22,707
2007	20,501
2008	16,905
2009	13,133
Thereafter	29,082

$128,913

Rental expense for all operating leases in 2004, 2003 and 2002 amounted to $25.5 million, $22.1 million and $18.2 million, respectively. Included in rental expense for 2004, 2003 and 2002 is approximately $1.9 million, $1.8 million and $1.6 million, respectively, which was paid to employees or related parties.

note h

shareholders’ equity

The company has adopted and the shareholders have approved the 2000 Stock Incentive Plan (as amended and restated in 2003), the Non-employee Directors Stock Incentive Plan and the Hilb, Rogal and Hamilton Company 1989 Stock Plan which provide for the granting of options to purchase up to an aggregate of approximately 5,465,000

Notes to Consolidated Financial Statements

(continued)

and 5,215,000 shares of common stock as of December 31, 2004 and 2003, respectively. Stock options granted have seven to ten year terms and vest and become fully exercisable at various periods up to five years. Stock option activity under the plans was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2002	2,494,306	11.79
Granted	1,263,000	41.35
Exercised	358,405	8.77
Expired	34,750	31.61

Outstanding at December 31, 2002	3,364,151	23.00
Granted	650,000	36.72
Exercised	498,675	9.26
Expired	314,175	42.14

Outstanding at December 31, 2003	3,201,301	26.04
Granted	798,250	33.27
Exercised	722,286	10.73
Expired	223,015	35.97

Outstanding at December 31, 2004	3,054,250	30.83

Exercisable at December 31, 2004	1,531,387	26.74
Exercisable at December 31, 2003	1,770,609	18.88
Exercisable at December 31, 2002	1,704,901	12.19

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				Options Exercisable
Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.52 – 9.03	156,550	1.5	$8.44	156,550	$8.44
9.03 – 13.55	73,200	3.9	10.75	73,200	10.75
13.55 – 18.06	245,250	3.2	14.18	245,250	14.18
18.06 – 22.58	378,000	3.9	19.32	281,750	19.29
22.58 – 27.09	—	—	—	—	—
27.09 – 31.61	33,250	5.3	29.68	13,309	29.34
31.61 – 36.12	769,600	6.1	33.29	92,500	35.93
36.12 – 40.64	1,083,400	4.8	37.32	511,328	37.35
40.64 – 45.15	315,000	4.5	45.15	157,500	45.15

	3,054,250	4.7	$30.83	1,531,387	$26.74

There were 2,155,000 and 2,526,000 shares available for future grant under these plans as of December 31, 2004 and 2003, respectively.

No compensation expense related to these options was recognized in operations for 2004, 2003 or 2002 except as disclosed in Note N. As disclosed in Note A, the company accounts for its stock options using the intrinsic value method prescribed in APB No. 25. The company has also disclosed in Note A the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement 123 to its granted stock options.

During 2004, 2003 and 2002, the company awarded 96,950, 142,200 and 56,125 shares, respectively, of restricted stock under the 2000 Stock Plan with a weighted average fair value at the grant date of $33.74, $33.62 and $37.45 per share, respectively. Restricted shares generally vest ratably over a four year period beginning in the second year of continued employment. During 2004, 2003 and 2002, 25,313, 10,476 and 1,850 shares, respectively, of restricted stock were forfeited. Compensation expense related to these awards was $2.5 million, $1.9 million and $1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

note i

net income per share

The following table sets forth the computation of basic and diluted net income per share:

(in thousands, except per share amounts)	2004	2003	2002
Numerator for basic net income per share — net income	$81,414	$74,954	$65,119
Effect of dilutive securities: 5.25% Convertible Subordinated Debentures[1]	—	—	955

Numerator for dilutive net income per share — net income available after assumed conversions	$81,414	$74,954	$66,074

Denominator
Weighted average shares	35,535	34,357	29,208
Effect of guaranteed future shares to be issued in connection with agency acquisitions	298	238	32

Denominator for basic net income per share	35,833	34,595	29,240
Effect of dilutive securities:
Employee stock options	407	697	1,025
Employee non-vested stock	129	113	148
Contingent stock – acquisitions	124	899	25
5.25% Convertible Subordinated Debentures[1]	—	—	2,438

Dilutive potential common shares	660	1,709	3,636

Denominator for diluted net income per share — adjusted weighted average shares and assumed conversions	36,493	36,304	32,876

Net Income Per Share:
Basic	$2.27	$2.17	$2.23
Assuming Dilution	$2.23	$2.06	$2.01

[1]	In November 2002, The Phoenix Companies, Inc. converted all of the company’s 5.25% Convertible Subordinated Debentures into 2.8 million shares of the company’s common stock.

note j

intangible assets

The company has adopted Statement 142 on accounting for goodwill and other intangible assets, as disclosed in Note A. In accordance with Statement 142, the company performed the annual impairment tests of goodwill in 2004 and 2003 and the transitional impairment test of goodwill in 2002. No impairment charge resulted from these tests.

Notes to Consolidated Financial Statements

(continued)

Intangible assets on the consolidated balance sheet consist of the following:

	2004		2003
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Customer relationships	$129,687	$17,797	$72,074	$8,952
Noncompete/nonpiracy agreements	49,865	13,729	37,178	10,205
Tradename	1,737	248	3,162	1,258

Total	$181,289	$31,774	$112,414	$20,415

	Net Carrying Amount		Net Carrying Amount
Indefinite-lived intangible assets:
Goodwill	$608,427		$522,247

Aggregate amortization expense for 2004, 2003 and 2002 was $13.8 million, $9.8 million and $5.3 million, respectively.

Future amortization expense is estimated as follows (in thousands):

2005	$18,329
2006	18,301
2007	18,225
2008	17,976
2009	17,140

The changes in the net carrying amount of goodwill for 2004 are as follows (in thousands):

Balance as of December 31, 2003	$522,247
Goodwill acquired	91,482
Goodwill disposed	(5,302)

Balance as of December 31, 2004	$608,427

note k

acquisitions

During 2004, the company acquired certain assets and liabilities of nine insurance agencies and other accounts for $142.6 million ($99.1 million in cash, $20.4 million in guaranteed future cash and common stock payments and 667,256 shares of common stock) in purchase accounting transactions. Assets acquired include intangible assets of $146.9 million at the date of purchase. The combined purchase price may be increased by $13.2 million in 2005, $14.6 million in 2006, $11.9 million in 2007 and $1.7 million thereafter based upon net profits realized. For certain acquisitions, the allocation of purchase price is preliminary and subject to refinement as the valuations of certain intangible assets are not final.

During 2003, the company acquired certain assets and liabilities of six insurance agencies and other accounts for $64.4 million ($20.1 million in cash, $15.5 million in guaranteed future cash and common stock payments and 843,106 shares of common stock) in purchase accounting transactions. Assets acquired include intangible assets of $67.9 million at the date of purchase. The combined purchase price increased by $7.8 million in 2004, and may be increased by $13.1 million in 2005, $4.7 million in 2006 and $9.3 million in 2007 based upon net profits realized.

On July 1, 2002, the company acquired all of the issued and outstanding membership interest units of Hobbs, other than those owned by Hobbs IRA Corp. (HIRAC), and all of the issued and outstanding capital stock of HIRAC, pursuant to a purchase agreement dated May 10, 2002, by and among the company, Hobbs, the members of Hobbs (other than HIRAC) and the shareholders of HIRAC.

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

The company has further agreed to assume and satisfy certain existing deferred compensation and earn-out obligations of Hobbs from Hobbs’ prior acquisitions. The assumed existing earn-outs will be recorded when their respective contingencies are resolved and consideration is paid.

The following unaudited pro forma results of operations of the company give effect to the acquisition of Hobbs as though the transaction had occurred as of the beginning of the following period:

(in thousands)	2002
Total Revenues	$503,605
Income before cumulative effect of accounting change and extraordinary item	$64,035
Net Income	$67,568
Income per share before cumulative effect of accounting change and extraordinary item:
Basic	$2.16
Assuming Dilution	$1.96
Net Income Per Share:
Basic	$2.28
Assuming Dilution	$2.06

The pro forma net income results for 2002 include a cumulative effect of accounting change of $3.9 million ($0.12 per share) related to the company’s change in revenue recognition policy (see Note B) and an extraordinary loss of $0.4 million ($0.01 per share) related to Hobbs’ debt extinguishment.

During 2002, the company acquired certain assets and liabilities of six other insurance agencies and other accounts for $11.1 million ($9.8 million in cash and $1.3 million in guaranteed cash and common stock future payments) in purchase accounting transactions. Assets acquired include intangible assets of $11.0 million at the date of purchase. The combined purchase price was increased by $1.2 million in 2004 and $3.2 million in 2003 and may be increased by $0.9 million in 2005 based upon net profits realized.

The financial statements of the company reflect the combined operations of the company and each acquisition from the respective closing date of each acquisition.

note l

sale of assets

During 2004, 2003 and 2002, the company disposed of certain insurance accounts and other assets resulting in net gains of approximately $2.1 million, $0.4 million and $0.2 million, respectively. These amounts are included in other revenues in the statement of consolidated income. Taxes related to these gains were $2.4 million, $0.2 million and $0.1 million in 2004, 2003 and 2002, respectively. Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

Notes to Consolidated Financial Statements

(continued)

note m

integration costs

The company began the integration of Hobbs subsequent to June 30, 2003 with the completion of the Hobbs earn-out. The company recognized integration costs of $1.9 million and $4.1 million and related income taxes of $0.8 million and $1.6 million in 2004 and 2003, respectively. These amounts represent costs such as severance and other employee-related costs, facility costs and branding expenses. Included as severance cost in 2003 is $2.2 million related to a contractual termination benefit for Hobbs’ former chief executive officer.

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

note o

commitments and contingencies

Included in cash and cash equivalents and premium deposits and credits due customers are approximately $6.3 million and $3.3 million of funds held in escrow at December 31, 2004 and 2003, respectively. In addition, premiums collected from insureds but not yet remitted to insurance companies are restricted as to use by laws in certain states in which the company operates. The amount of cash and cash equivalents so restricted was approximately $49.6 million and $54.9 million at December 31, 2004 and 2003, respectively.

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

The company has been named as a defendant in certain legal proceedings against brokers and insurers relating to broker compensation arrangements and other business practices. In August 2004, OptiCare Health Systems Inc. filed a putative class action suit in the U.S. District Court for the Southern District of New York (Case No. 04-CV-06954) against a number of the country’s largest insurance brokers, including the company, and several large commercial insurers. In the amended complaint, the plaintiff alleges, among other things, that the broker defendants engaged in improper steering of clients to the insurer defendants for the purpose of obtaining undisclosed additional compensation in the form of commissions from insurers; that the defendants were engaged in a bid-rigging scheme involving the submission of false and/or inflated bids from insurers to clients; and that the broker defendants entered into unlawful tying arrangements to obtain reinsurance business from the defendant insurers. The plaintiff alleges violations of federal and state antitrust laws, conspiracy and violation of 18 U.S.C. § 1962(c) and (d), fraudulent concealment, misrepresentation, breach of fiduciary duty, unjust enrichment and violation of state unfair and deceptive practices statutes. The plaintiff seeks monetary relief, including treble damages, an injunction, costs and other relief. On February 17, 2005, the Judicial Panel on Multidistrict Litigation (the Panel) ordered that this case, along with three other purported antitrust class actions filed in New York, New Jersey and Pennsylvania against industry participants, be centralized and transferred to the U.S. District Court for the District of New Jersey. The company has not yet filed a responsive pleading in this case but believes it has substantial defenses to these claims and intends to defend itself vigorously.

In December 2004, two other purported class action suits were filed in the U.S. District Court for the Northern District of Illinois, Eastern Division, by Stephen Lewis (Case No. 04-C-7847) and Diane Preuss (Case No. 04-C-7853), respectively, against certain insurance brokers, including the company, and several large commercial insurers. Neither complaint has been served on the company. In the complaints, plaintiffs allege, among other things, that the defendants were involved in a scheme to manipulate the market for commercial insurance by steering clients to the insurer defendants for the purpose of obtaining undisclosed additional compensation in the form of commissions from insurers and by engaging in a bid-rigging scheme using false and/or inflated bids from insurers to clients. The plaintiffs allege violations of federal and state antitrust laws, conspiracy and violation of 18 U.S.C. § 1962(c) and (d), fraudulent concealment, misrepresentation, breach of fiduciary duty, unjust enrichment and violation of state unfair and deceptive practices statutes. The plaintiffs seek monetary relief, including treble damages, an injunction, costs and other relief. These two lawsuits were not specifically identified in the order issued by the Panel transferring the OptiCare litigation to the U.S. District Court for the District of New Jersey, as noted above, but the Panel noted in its order that additional related actions had been filed in certain other jurisdictions, including cases in the Northern District of Illinois, and that those actions would be treated as potential “tag-along” actions. Accordingly, the Lewis and Preuss cases also may be subject to transfer by the Panel. The company believes it has substantial defenses to the claims made in the Lewis and Preuss cases and intends to defend itself vigorously.

There are in the normal course of business various other outstanding commitments and contingent liabilities. Management does not anticipate material losses as a result of such matters.

note p

quarterly results of operations (unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2004 and 2003:

	Three Months Ended [1]
(in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2004
Total Revenues	$158,227	$147,755	$153,700	$159,921

Net Income	24,234	20,504	21,349	15,327

Net Income Per Share:
Basic	0.68	0.57	0.60	0.43
Assuming Dilution	0.67	0.56	0.58	0.42

2003
Total Revenues	$141,991	$139,534	$139,374	$142,748

Net Income	18,098	19,065	18,385	19,405

Net Income Per Share:
Basic	0.54	0.56	0.52	0.54
Assuming Dilution	0.51	0.52	0.50	0.53

[1]	Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.

Report of Independent Registered Public Accounting

Firm on Financial Statements

Shareholders and Board of Directors

Hilb Rogal & Hobbs Company

We have audited the accompanying consolidated balance sheets of Hilb Rogal & Hobbs Company as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Hilb Rogal & Hobbs Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb Rogal & Hobbs Company at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note B to the consolidated financial statements, in 2002 the company changed its method of accounting for commissions on premiums billed and collected directly by insurance companies on its middle-market property and casualty business.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hilb Rogal & Hobbs Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia March 14, 2005

Management’s Report on Internal Control Over

Financial Reporting

Management of Hilb Rogal & Hobbs (the company) is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the company’s principal executive and principal financial officers, the company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management conducted an assessment of the effectiveness of the company’s internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In conducting its evaluation of the effectiveness of its internal control over financial reporting, management has excluded the following acquisitions completed by the company in 2004: Casey, Wolfe & Martin, Inc.; The Federau Group; Banack Insurance Agency, Inc.; Rose Smith Tucker, LLC; T. J. Adams Group, LLC; Frank F. Haack & Associates, Inc.; Insurance Services, Inc.; Surplus, Ltd.; and Smith, Bell & Thompson, Inc., which are included in the 2004 consolidated financial statements and constituted less than 15.2% of total assets as of December 31, 2004 and less than 4.2% of revenues and 1.3% of net income for the year then ended.

Based on its assessment using the criteria outlined in Internal Control — Integrated Framework issued by COSO, management has determined that the company’s internal control over financial reporting was effective as of December 31, 2004. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm that has also audited the company’s consolidated financial statements, as stated in accompanying Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

/s/ Martin L. Vaughan, III	/s/ Carolyn Jones
Martin L. Vaughan, III	Carolyn Jones
Chairman and Chief Executive Officer	Senior Vice President, Chief Financial Officer and Treasurer
Hilb Rogal & Hobbs Company Glen Allen, Virginia March 14, 2005

Report of Independent Registered Public Accounting

Firm on Internal Control Over

Financial Reporting

Shareholders and Board of Directors

Hilb Rogal & Hobbs Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Hilb Rogal & Hobbs Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hilb Rogal & Hobbs Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Hilb Rogal & Hobbs Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the following acquisitions completed by Hilb Rogal & Hobbs Company in 2004: Casey, Wolfe & Martin, Inc.; The Federau Group; Banack Insurance Agency, Inc.; Rose Smith Tucker, LLC; T. J. Adams Group, LLC; Frank F. Haack & Associates, Inc.; Insurance Services, Inc.; Surplus, Ltd.; and Smith, Bell & Thompson, Inc., which are included in the

2004 consolidated financial statements of Hilb Rogal & Hobbs Company and constituted less than 15.2% of total assets as of December 31, 2004 and 4.2% and 1.3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Hilb Rogal & Hobbs Company also did not include an evaluation of the internal control over financial reporting of the entities referred to above.

In our opinion, management’s assessment that Hilb Rogal & Hobbs Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hilb Rogal & Hobbs Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hilb Rogal & Hobbs Company as of December 31, 2004 and 2003 and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 14, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia March 14, 2005