Form 10-K, Exhibit 13
period 2005-12-31
HILB ROGAL & HOBBS CO
filed 2006-03-10
CIK 814898

Exhibit 13

Selected Financial Data

The following table sets forth selected consolidated financial information of the company for each of the years in the five-year period ended December 31, 2005. These tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and related notes appearing elsewhere in this report.

	Year Ended December 31,
(In thousands, except per share amounts)	2005	2004	2003	2002	2001
Statement of Consolidated Income Data(1)(5):
Commissions and fees(2)	$658,012	$609,660	$555,732	$446,673	$323,078
Investment income	6,581	3,176	3,151	2,439	2,585
Other	9,292	6,767	4,764	3,614	4,604

Total revenues	673,885	619,603	563,647	452,726	330,267
Compensation and employee benefits	365,481	333,057	302,760	245,405	182,397
Other operating expenses	127,702	112,274	97,358	80,308	62,095
Depreciation	8,410	8,693	9,082	7,771	6,116
Amortization of intangibles(3)	18,755	13,848	9,828	5,320	13,868
Interest expense	16,243	10,288	10,429	10,665	9,061
Regulatory charge and related costs(4)	42,320	—	—	—	—
Severance charge	1,303	—	—	—	—
Integration costs	764	1,909	4,094	—	—
Loss on extinguishment of debt	—	1,557	—	—	—
Retirement benefit	—	—	5,195	—	—

Total expenses	580,978	481,626	438,746	349,469	273,537

Income before income taxes and cumulative effect of accounting change	92,907	137,977	124,901	103,257	56,730
Income taxes	36,707	56,563	49,947	42,082	24,381

Income before cumulative effect of accounting change	56,200	81,414	74,954	61,175	32,349
Cumulative effect of accounting change, net of tax(2)	—	—	—	3,944	—

Net Income(3)	$56,200	$81,414	$74,954	$65,119	$32,349

Net Income per Share —Basic:
Income before cumulative effect of accounting change	$1.57	$2.27	$2.17	$2.09	$1.18
Cumulative effect of accounting change, net of tax(2)	—	—	—	0.14	—

Net Income	$1.57	$2.27	$2.17	$2.23	$1.18

Net Income per Share – Assuming Dilution:
Income before cumulative effect of accounting change	$1.55	$2.23	$2.06	$1.89	$1.07
Cumulative effect of accounting change, net of tax(2)	—	—	—	0.12	—

Net Income	$1.55	$2.23	$2.06	$2.01	$1.07

Weighted average shares outstanding:
Basic	35,756	35,833	34,595	29,240	27,411
Assuming Dilution	36,314	36,493	36,304	32,876	31,160
Dividends paid per share	$0.4500	$0.4075	$0.3675	$0.3575	$0.3475
Consolidated Balance Sheet Data(5):
Intangible assets, net	$763,536	$757,942	$614,246	$441,973	$266,083
Total assets	1,329,767	1,277,999	1,049,227	833,024	494,076
Long-term debt, less current portion	251,507	265,384	174,012	177,151	114,443
Other long-term liabilities including deferred income taxes	74,182	64,185	40,415	20,324	11,786
Total shareholders’ equity	546,257	507,156	434,267	310,648	142,802

(1)	See Note K of Notes to Consolidated Financial Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during 2002 and 2001, the company consummated six and ten purchase acquisitions, respectively.
(2)	Effective January 1, 2002, the company changed its method of accounting for commissions on premiums billed and collected directly by insurance carriers on its middle-market property and casualty business.
(3)	Adoption of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” required the company to cease goodwill amortization as of January 1, 2002. For 2001, goodwill amortization, net of income taxes, was $8.4 million.
(4)	The company recorded a regulatory charge representing the Connecticut settlement, related legal and administrative costs, and estimated costs for related pending regulatory matters. See Note M of Notes to Consolidated Financial Statements for information.
(5)	Certain amounts for the prior years have been reclassified to conform to current year presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The income of an insurance and risk management intermediary such as the company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical, varied by region and displayed a high degree of volatility based on prevailing economic and competitive conditions. Increases and decreases in underlying premium rates result directly in revenue changes to the company. From 1987 until 1999, the property and casualty insurance industry had been in a “soft market;” however, beginning in 2000, the industry experienced a firming of commercial premium rates which continued through 2002. In 2003, the industry observed more moderate increases in commercial premium rates. Beginning in the second quarter of 2004, the industry began to observe another “softening” in property and casualty premium rates which has continued through 2005. In addition, the level of contingent commissions received by the company, which is based upon the application of certain factors, including profitability of the business, premium growth, total premium volume or some combination of these factors, is subject to annual fluctuations and cannot be reasonably predicted. The company’s 2005 revenues have increased primarily due to acquisitions. Management cannot predict the timing or extent of contingent commissions or premium pricing changes due to market conditions or their effects on the company’s results of operations in the future.

On September 29, 2005, the company’s board of directors appointed F. Michael Crowley as president of the company effective September 29, 2005. Previously, Mr. Crowley was executive vice president and national director for property and casualty. Mr. Crowley succeeds Robert B. Lockhart, the company’s former president and chief operating officer, who resigned from the company in May 2005.

On September 13, 2005, the company’s board of directors appointed Michael Dinkins as executive vice president and chief financial officer of the company effective October 1, 2005. Previously, Mr. Dinkins was vice president-global control and reengineering for Guidant Corporation. Mr. Dinkins succeeds Carolyn Jones, the company’s former senior vice president, chief financial officer and treasurer, who announced in April 2005 her decision to retire from her position.

Results of Operations

For 2005, net income was $56.2 million, or $1.55 per share, compared to $81.4 million, or $2.23 per share for 2004. Net income for 2005 included a regulatory charge and related costs, net of tax, of $26.3 million, or $0.73 per share; a severance charge, net of tax, of $0.8 million, or $0.02 per share; and integration costs, net of tax, of $0.5 million, or $0.01 per share. The regulatory charge primarily related to the company’s settlement with the Attorney General and the Insurance Commissioner of the State of Connecticut. The Connecticut settlement provides for a $30 million national fund for distribution to HRH’s U.S. clients who elect to participate in the fund. The charge also includes amounts for the legal and administrative costs of complying with the settlement as well as estimated costs for related pending regulatory matters. In addition to the national fund, the company agreed to take certain other actions including enhanced disclosure practices for agency and broker clients and to not accept or request contingent compensation on brokerage business. For additional information regarding this matter, see “Note M-Regulatory Charge and Related Matters” of Notes to Consolidated Financial Statements. The severance charge represents estimated payments due to the company’s former president and chief operating officer under terms of his employment agreement. Integration costs represented costs associated with the company’s integration of Hobbs Group, LLC (Hobbs), which began after the completion of the Hobbs earn-out on June 30, 2003. Integration costs for 2005 represent facility and lease termination costs. In prior periods, integration costs included costs such as severance and other-employee related costs, facility and lease termination costs, and branding expenses. No additional integration costs for Hobbs are anticipated after 2005. Net income for 2004 included a loss on extinguishment of debt, net of tax, of $0.9 million, or $0.03 per share, and integration costs, net of tax, of $1.1 million, or $0.03 per share. The loss on extinguishment of debt was associated with the company’s entry into the Amended and Restated Credit Agreement (Amended Credit Agreement) in December 2004. This charge represented financing costs previously deferred in connection with the financing of the company’s former credit agreement in addition to certain lending fees paid in obtaining the Amended Credit Agreement. In addition, non-operating gains (losses), net of tax, were $2.9 million, or $0.08 per share, and ($0.3) million, or ($0.01) per share, for 2005 and 2004, respectively.

For 2004, net income was $81.4 million, or $2.23 per share, compared to $75.0 million, or $2.06 per share, for 2003. Net income for 2004 included a loss on extinguishment of debt, net of tax, of $0.9 million, or $0.03 per share, and integration costs, net of tax, of $1.1 million, or $0.03 per share. For 2003, net income included a one-time retirement benefit charge, net of tax, of $3.2 million, or $0.09 per share, and integration costs, net of tax, of $2.5 million, or $0.07 per share. In addition, non-operating gains (losses), net of tax, were ($0.3) million, or ($0.01) per share, and $0.2 million, or $0.01 per share, for 2004 and 2003, respectively.

The 2003 retirement benefit charge represented a contractual retirement benefit for Andrew L. Rogal, the company’s former chairman and chief executive officer, who retired in May 2003. This charge consisted primarily of compensation and the accelerated vesting of stock options and non-vested stock.

Commissions and fees for 2005 were $658.0 million, an increase of 7.9%, from commissions and fees of $609.7 million during the prior year. Approximately $65.0 million of commissions and fees were derived from acquisitions of new insurance agencies and accounts in 2005 and 2004. This increase was offset by decreases of approximately $10.2 million from the sale of certain agencies and accounts in 2005 and 2004. Excluding the effect of acquisitions and dispositions, the change in commissions and fees was (1.1)%. This decrease principally reflects a continued decline in property and casualty premium rates, the termination of National Override Agreements and lower than normal retention rates primarily related to producer culling. National Override Agreements are defined in “Note M-Regulatory Charge and Related Matters” of Notes to Consolidated Financial Statements. See “Contingent and National Override Agreements Commissions” for additional discussion of the company’s contingent and override commission arrangements.

Commissions and fees for 2004 were $609.7 million, an increase of 9.7% from commissions and fees of $555.7 million during the prior year. Approximately $50.3 million of commissions and fees were derived from new insurance agencies and accounts purchased in 2004 and 2003. This increase was offset by decreases of approximately $6.4 million from the sale of certain agencies and accounts in 2004 and 2003. Commissions and fees, excluding the effect of acquisitions and dispositions, increased 1.8%. This increase principally reflects net new business production, partially offset by the effects of a continued softening of property and casualty premium rates and the elimination of underperforming producers, resulting in the loss of some business.

Total operating expenses for 2005 were $581.0 million, an increase of $99.4 million, or 20.6%, from 2004. For 2004, total operating expenses were $481.6 million, an increase of $42.9 million, or 9.8%, from 2003.

Compensation and employee benefits costs for 2005 were $365.5 million, an increase of $32.4 million, or 9.7%, from 2004. Increases include approximately $33.7 million related to 2005 and 2004 purchase acquisitions, partially offset by decreases of $5.2 million related to agencies and accounts sold. Additional compensation costs in 2005 are attributable to continued investment in new sales and service talent.

Compensation and employee benefits costs for 2004 were $333.1 million, an increase of $30.3 million, or 10.0%, from 2003. Increases include approximately $28.9 million related to 2004 and 2003 purchase acquisitions, partially offset by decreases of $3.2 million related to agencies and accounts sold. Additional compensation costs in 2004 are attributable to investments in new talent as the company continued to implement its new team-based sales model and invest in its major accounts sales and service capabilities. These increased costs were partially offset by reductions for performance-based compensation and the elimination of underperforming sales personnel.

Other operating expenses for 2005 were $127.7 million, or 13.7% higher than 2004. Other operating expenses increased mainly due to increased legal, compliance and claims expenses and acquisitions. Legal, compliance and claims expenditures increased $7.0 million due primarily to various regulatory inquiries and the protection of restrictive covenants in employment contracts as well as expenditures for compliance with Section 404 of the Sarbanes-Oxley Act. The $7.0 million increase is net of $4.4 million in insurance recoveries on contested claims. Regulatory inquiries relate to governmental investigations into the insurance intermediary industry’s business practices and broker compensation arrangements.

Other operating expenses for 2004 were $112.3 million, or 15.3% higher than 2003. Increases relate primarily to purchase acquisitions in 2004 and 2003 and increased legal, compliance and claims expenditures. The $6.5 million increase in legal, compliance and claims expenditures can be attributed to the protection of restrictive covenants in employment contracts, an unusual claims matter, compliance with Section 404 of the Sarbanes-Oxley Act, and various regulatory inquiries and related proceedings.

Depreciation expense for 2005 decreased $0.3 million, or 3.3%, from 2004 to $8.4 million. Depreciation expense decreased due to the impact of fully depreciated assets, partially offset by higher amounts for purchases.

Depreciation expense for 2004 decreased $0.4 million, or 4.3%, from 2003 to $8.7 million. Depreciation expense decreased due to the impact of fully depreciated assets and disposed assets, partially offset by higher amounts related to purchase acquisitions in 2004 and 2003.

Amortization expense reflects the amortization of intangible assets acquired in the purchase of insurance agencies. Amortization expense increased $4.9 million, or 35.4%, in 2005, which is attributable to acquisitions consummated during 2005 and 2004. Amortization expense increased $4.0 million, or 40.9%, in 2004, which is attributable to acquisitions consummated during 2004 and 2003.

Interest expense was $16.2 million, $10.3 million and $10.4 million in 2005, 2004 and 2003, respectively. Interest expense in 2005 was impacted by increased average borrowings and higher interest rates. Interest expense in 2004 was impacted by lower borrowing rates, offset by increased borrowings for acquisitions in the second half of the year.

The effective tax rate for the company was 39.5%, 41.0% and 40.0% in 2005, 2004 and 2003, respectively. The 2005 rate decreased primarily due to state tax planning, higher tax exempt investment income and less permanent tax differences on non-operating gains partially offset by certain non-deductible items in the regulatory charge. The 2004 rate increased primarily due to permanent tax differences related to the company’s current year non-operating gains.

Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the company’s operations, while contingent commissions received by the company have historically been heavily weighted in the first and second quarters.

Liquidity and Capital Resources

Net cash provided by operations was $100.1 million, $114.8 million and $110.4 million for 2005, 2004 and 2003, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.

The company has historically generated sufficient funds internally to finance capital expenditures. Cash expenditures for the acquisition of property and equipment were $9.2 million, $8.8 million and $11.8 million for 2005, 2004 and 2003, respectively. Cash outlays related to the purchase of insurance agencies amounted to $23.8 million, $65.8 million and $46.0 million in 2005, 2004 and 2003, respectively. Cash outlays for such insurance agency acquisitions have been funded through operations and long-term borrowings. In addition, a portion of the purchase price of such acquisitions may be paid through common stock and/or deferred cash and common stock payments; see “Note K-Acquisitions” of Notes to Consolidated Financial Statements for additional discussion. Cash proceeds from the sales of certain offices, insurance accounts and other assets totaled $7.7 million, $11.8 million and $1.3 million in 2005, 2004 and 2003, respectively. The company did not have any material capital expenditure commitments as of December 31, 2005.

Financing activities provided (utilized) cash of $(49.4) million, $32.4 million and ($62.8) million for 2005, 2004 and 2003, respectively, as the company repurchased common stock and made dividend and debt payments. For 2004, these uses of cash were offset by proceeds from the company’s entry into the Amended Credit Agreement which provided additional term loan borrowings. The company has annually increased its dividend rate and anticipates the continuance of its dividend policy. During 2005, the company repurchased, on the open market, 612,800 shares of its common stock for $21.8 million under its stock repurchase program. In 2004, the company repurchased, on the open market, 936,100 shares of its common stock for $31.5 million under its stock repurchase program. The company is currently authorized for 2006 and later years to purchase up to $50.0 million annually of its common stock subject to market conditions and other factors.

On December 15, 2004, the company signed the Amended Credit Agreement which provided for a revolving credit facility of $175.0 million, a Tranche A term loan of $50.0 million, and a Tranche B term loan of $200.0 million. The Amended Credit Agreement further permits the company to request additional term borrowings of up to $75.0 million prior to December 31, 2006, and provides that a portion of the revolving credit facility will be available for the issuance of letters of credit. At December 31, 2005, the company had borrowings of $243.0 million under the term loan facilities and had $174.6 million available for future borrowings under the revolving credit facility. The term loan facilities are payable quarterly and the revolving credit facility is due and payable upon the maturity date. Both the Tranche A term loan and revolving credit facility mature on December 15, 2009, and the Tranche B term loan matures on December 15, 2011. Borrowings under the Amended Credit Agreement bear interest at variable rates based on LIBOR plus a negotiated spread. Increased borrowings under the Amended Credit Agreement were made available for acquisitions, repurchase of equity shares and general corporate purposes.

The Amended Credit Agreement contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on acquisitions, indebtedness, payment of dividends and repurchases of common stock. In September 2005, the company amended the Amended Credit Agreement to modify certain covenant requirements due to the regulatory charge recorded in the 2005 third quarter. Management does not believe that the restrictions contained in the Amended Credit Agreement will, in the foreseeable future, adversely affect the company’s ability to pay cash dividends at the current dividend rate.

The company has three interest rate swap agreements with a total notional amount of $100.0 million. The company uses these interest rate swaps to manage interest cost and cash flows associated with variable interest rates.

The company had a current ratio (current assets to current liabilities) of 1.13 to 1.00 as of December 31, 2005. Shareholders’ equity of $546.3 million at December 31, 2005 increased from $507.2 million at December 31, 2004. The debt to equity ratio of 0.46 to 1.00 at December 31, 2005 decreased from the prior year-end ratio of 0.52 to 1.00 due net income and issuances of common stock partially offset by common stock repurchases.

The company believes that cash generated from operations, together with proceeds from borrowings, will provide sufficient funds to meet the company’s short and long-term funding needs.

Contractual Obligations

The company has the following future payments related to contractual obligations as of December 31, 2005:

Payments due by Period

(in millions) Contractual Obligations	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	After 4 years
Long-term debt	$264.0	$22.0	$19.6	$15.4	$17.0	$190.0
Operating leases	115.8	26.8	23.7	18.4	13.9	33.0
Other long-term liabilities	32.2	2.4	4.5	6.1	3.9	15.3
Regulatory settlement	10.0	—	10.0	—	—	—

Total obligations	$422.0	$51.2	$57.8	$39.9	$34.8	$238.3

Market Risk

The company has variable rate debt, maintains certain investments and utilizes derivative financial instruments (on a limited basis) which are subject to market risk; however, the company believes that exposure to market risk associated with these instruments is not material.

Industry Regulatory Matters

On August 31, 2005, the company entered into an agreement with the Attorney General of the State of Connecticut (the Attorney General) and the Insurance Commissioner of the State of Connecticut (the Commissioner) to resolve all issues related to investigations conducted by the Attorney General and the Commissioner into certain insurance brokerage and insurance agency practices (the Investigations) and to settle an action commenced on August 31, 2005 by the Attorney General in the Connecticut Superior Court alleging violations of the Connecticut Unfair Trade Practices Act and the Connecticut Unfair Insurance Practices Act. In the agreement, the company agreed to take certain actions including establishing a $30.0 million national fund for distribution to certain clients, enhancing disclosure practices for agency and broker clients, and to not accept or request contingent compensation on brokerage business. For further information on this agreement, see “Note M-Regulatory Charge and Related Matters” of Notes to Consolidated Financial Statements. Following is additional information regarding governmental investigations into the insurance intermediary industry’s business practices and broker compensation arrangements.

On October 14, 2004, the Office of the Attorney General of the State of New York (NYAG) filed a lawsuit against Marsh & McLennan Companies, Inc. and its subsidiary Marsh Inc. (collectively Marsh), the world’s largest insurance broker, alleging statutory and common law fraud, securities fraud, bid-rigging and other antitrust violations in the placement of insurance business. On March 4, 2005, the NYAG filed a lawsuit against Aon Corporation (Aon), the world’s second largest insurance broker, alleging fraudulent business practices, common law fraud and securities fraud in connection with the conduct of its placement of insurance business. Marsh and Aon each entered into settlement agreements with the NYAG and certain state regulators in January 2005 and March 2005, respectively. On April 8, 2005, Willis Group Holdings Limited, Willis North America Inc. and Willis of New York, Inc. (collectively Willis) entered into an agreement with the NYAG and the New York state insurance regulator to resolve issues related to investigations of business practices conducted by the NYAG and the state regulator. On May 18, 2005, Arthur J. Gallagher & Co. and its subsidiaries and affiliates, except for Gallagher Bassett Services, Inc., (collectively Gallagher), entered into an Assurance of Voluntary Compliance with the Attorney General of the State of Illinois and the Illinois state insurance regulator to resolve issues related to investigations of business practices conducted by the Illinois regulators.

Under the terms of the agreements, Marsh, Aon, Willis and Gallagher are required to establish settlement funds in the amounts of $850 million, $190 million, $50 million and $27 million, respectively, to compensate certain policyholder clients who retained Marsh, Aon, Willis or Gallagher to place insurance between specified inception or renewal dates, where such policies resulted in Marsh, Aon, Willis and Gallagher recording contingent or override commissions. The Marsh, Aon, Willis and Gallagher agreements also place restrictions on the future business practices of these companies. Marsh, Aon, Willis and Gallagher may no longer accept (i) any contingent compensation for certain services in placing, renewing, consulting on or servicing any insurance policy and (ii) any compensation other than a specific fee to be paid by the client, a specific percentage commission on premiums to be paid by the insurer set at the time of the purchase, renewal, placement or servicing of the policy, or both types of compensation. If Marsh, Aon or Willis receives any commission, it must disclose to the client that it intends to collect the commission and obtain the client’s written consent prior to the binding of the policy.

Contingent and National Override Agreements Commissions

As a result of the industry and regulatory developments described above, controversy continues to surround the longstanding insurance industry practice of contingent and override commissions paid to agents and brokers by underwriters. The company has historically entered into contingent and override commission agreements with various underwriters. Contingent commissions are commissions paid by underwriters based on profitability of the business, premium growth, total premium volume or some combination of these factors. Revenue from contingent commissions is heavily weighted in the first and second quarters. Income from the National Override Agreements was typically volume-based and paid quarterly by underwriters in excess of the standard commission rates on specific classes of business. National Override Agreements are defined in “Note M-Regulatory Charge and Related Matters” of Notes to Consolidated Financial Statements.

For 2005, 2004 and 2003, the company recognized contingent and National Override Agreements commissions of $48.5 million, $42.4 million and $40.8 million, respectively. Of the 2005 amount, 94% was from standard contingency agreements and 6% was from National Override Agreements. Of the 2004 annual amount, 81% was from standard contingency agreements and 19% was from National Override Agreements. The standard contingency agreements are entered into and maintained at the local office level. Effective for business written on or after January 1, 2005, these National Override Agreements reverted into standard local contingency arrangements with those underwriters on an office by office basis, which will be paid and recorded, if at all, annually beginning in early 2006. There can be no assurance that the loss of National Override Agreements commissions resulting from the reversion to standard local contingency arrangements will be offset by additional contingent commissions in future periods.

The departments of insurance of various states may adopt new regulations addressing contingent commission arrangements and disclosure of such arrangements with insureds. In addition, the National Association of Insurance Commissioners has proposed model legislation to implement new disclosure requirements relating to agent and broker compensation arrangements. The company intends to monitor agent and broker compensation practices and, as warranted by market and regulatory developments, will review its compensation arrangements with underwriters. While it is not possible to predict the outcome of the governmental inquiries and investigations into the insurance industry’s commission payment practices or the responses by the market and regulators, any material decrease in the company’s contingent commissions is likely to have an adverse effect on its results of operations.

In addition to state regulatory inquiries, the company has been named as a defendant in four purported class actions brought against a number of brokers in the insurance industry and one purported securities class action. For information on industry litigation, see “Note P-Commitments and Contingencies” of Notes to Consolidated Financial Statements.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the company to make estimates and assumptions. The company believes that of its significant accounting policies (see “Note A-Significant Accounting Policies” of Notes to Consolidated Financial Statements) the following may involve a higher degree of judgment and complexity.

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

New Accounting Standards

In December 2004, the Financial Accounting Standards Board issued Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). The revised standard requires all companies to recognize compensation costs related to all share-based payments (including stock options) in their financial statements at fair value, thereby, upon adoption, eliminating the use of pro forma disclosures to report such amounts. Statement 123R also requires that the benefits of tax deductions in excess of recognized compensation costs be reported as a financing cash flow, rather than as an operating cash flow as was required under previous literature. In April 2005, the Securities and Exchange Commission issued a rule to amend the effective date of Statement 123R. Statement 123R is effective for a public company that is not a small business issuer at the beginning of the first fiscal year beginning after June 15, 2005.

Statement 123R permits public companies to account for the adoption of this revised standard using one of two methods: the modified-prospective method or the modified-retrospective method. The modified-prospective method requires a company to recognize compensation cost based upon fair value for only those share-based awards granted or modified with an effective date subsequent to the company’s date of adoption and share-based awards issued in prior periods that remain unvested at the date of adoption. The modified-retrospective method allows a company to restate, based upon pro forma amounts previously disclosed under the requirements of Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation,” for either all prior periods presented or prior interim periods included in the year of adoption.

Effective January 1, 2006, the company adopted Statement 123R and will account for the adoption using the modified-prospective method. For fair value purposes, the company will use a Black-Scholes option-pricing model to estimate the fair value of stock option awards. The adoption of Statement 123R is expected to result in a decrease to 2006 net income of approximately $3.8 million ($0.11 per share), net of income taxes of $2.5 million, although it is not expected to have a significant impact on the company’s overall cash flows or financial position.

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

While forward-looking statements are provided to assist in the understanding of the company’s anticipated future financial performance, the company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond the company’s control. Although the company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Risk factors and uncertainties that might cause such a difference include, but are not limited to, the following: the company’s commission revenues are highly dependent on premium rates charged by insurance underwriters, which are subject to fluctuation based on the prevailing economic conditions and competitive factors that affect insurance underwriters; the level of contingent commissions is difficult to predict and any material decrease in the company’s collection of them is likely to have an adverse impact on operating results; the company has eliminated National Override Agreements commissions effective for business written on or after January 1, 2005, and it is uncertain whether additional contingent commissions payable to the company will offset the loss of such revenues; the company’s failure to recruit, retain, train and integrate quality producers may have an adverse effect on the company; the company may be subject to increasing costs arising from errors and omissions claims against the company; the company’s growth has been enhanced through acquisitions, but the company may not be able to successfully identify and attract suitable acquisition candidates and complete acquisitions; the company’s failure to integrate an acquired insurance agency efficiently may have an adverse effect on the company; the general level of economic activity can have a substantial impact on revenues that is difficult to predict; a strong economic period may not necessarily result in higher revenues if the volume of insurance business brought about by favorable economic conditions is offset by premium rates that have declined in response to increased competitive conditions; a decline in the company’s ability to obtain new financing and/or refinance current borrowings may adversely effect the company’s borrowing costs and financial flexibility; if the company is unable to respond in a timely and cost-effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results; the company is subject to governmental regulation which may adversely impact operating results and/or growth; the business practices and broker compensation arrangements of the company and the insurance intermediary industry are subject to uncertainty due to investigations by various governmental authorities and related private litigation; costs incurred related to investigations, private litigation and class actions are uncertain and difficult to predict; and quarterly and annual variations in the company’s commissions and fees that result from the timing of policy renewals and the net effect of new and lost business production may have unexpected impacts on the company’s results of operations.

The company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands)

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents, including $54,611 and $55,909, respectively, of restricted funds	$224,471	$210,470
Receivables:
Premiums and commissions, less allowance for doubtful accounts of $4,180 and $4,630, respectively	224,201	211,299
Other	28,887	29,122

	253,088	240,421
Prepaid expenses and other current assets	37,888	24,586

TOTAL CURRENT ASSETS	515,447	475,477

PROPERTY AND EQUIPMENT, NET	24,765	24,024

INTANGBILE ASSETS
Goodwill	625,349	608,427
Other intangible assets, net	138,187	149,515

	763,536	757,942

OTHER ASSETS	26,019	20,556

	$1,329,767	$1,277,999

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES
Premiums payable to insurance companies	$339,088	$315,130
Accounts payable	16,150	13,417
Accrued expenses	49,618	48,192
Premium deposits and credits due customers	40,454	48,287
Current portion of long-term debt	12,511	16,248

TOTAL CURRENT LIABILITIES	457,821	441,274

LONG-TERM DEBT	251,507	265,384

DEFERRED INCOME TAXES	23,307	32,292

OTHER LONG-TERM LIABILITIES	50,875	31,893

SHAREHOLDERS’ EQUITY
Common stock, no par value; authorized 100,000 shares; outstanding 35,955 and 35,886 shares, respectively	233,292	233,785
Retained earnings	312,040	271,978
Accumulated other comprehensive income (loss)
Unrealized gain (loss) on interest rate swaps, net of deferred tax (expense) benefit of $(308) and $120, respectively	462	(181)
Foreign currency translation adjustments	463	1,574

	546,257	507,156

	$1,329,767	$1,277,999

See notes to consolidated financial statements.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME

(in thousands, except per share amounts)

	Year Ended December 31,
	2005	2004	2003
REVENUES
Commissions and fees	$658,012	$609,660	$555,732
Investment income	6,581	3,176	3,151
Other	9,292	6,767	4,764

	673,885	619,603	563,647
OPERATING EXPENSES
Compensation and employee benefits	365,481	333,057	302,760
Other operating expenses	127,702	112,274	97,358
Depreciation	8,410	8,693	9,082
Amortization of intangibles	18,755	13,848	9,828
Interest expense	16,243	10,288	10,429
Regulatory charge and related costs	42,320	—	—
Severance charge	1,303	—	—
Integration costs	764	1,909	4,094
Loss on extinguishment of debt	—	1,557	—
Retirement benefit	—	—	5,195

	580,978	481,626	438,746

INCOME BEFORE INCOME TAXES	92,907	137,977	124,901
Income taxes	36,707	56,563	49,947

NET INCOME	$56,200	$81,414	$74,954

Net Income Per Share:
Basic	$1.57	$2.27	$2.17
Assuming Dilution	$1.55	$2.23	$2.06

See notes to consolidated financial statements.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(in thousands, except per share amounts)

	COMMON STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at January 1, 2003	$168,558	$143,005	$(915)
Issuance of 3,095 shares of common stock	87,609
Repurchase of 1,133 shares of common stock	(33,516)
Income tax benefit from exercise of stock options	4,800
Payment of dividends ($0.3675 per share)		(12,775)
Unrealized gain on derivative contracts, net of deferred tax expense of $643			963
Retirement benefit	906
Foreign currency translation adjustments			678
Net income		74,954

Balance at December 31, 2003	228,357	205,184	726
Issuance of 1,376 shares of common stock	29,936
Repurchase of 936 shares of common stock	(31,474)
Income tax benefit from exercise of stock options	6,966
Payment of dividends ($0.4075 per share)		(14,620)
Unrealized gain on derivative contracts, net of deferred tax expense of $214			321
Foreign currency translation adjustments			346
Net income		81,414

Balance at December 31, 2004	233,785	271,978	1,393
Issuance of 682 shares of common stock	19,376
Repurchase of 613 shares of common stock	(21,848)
Income tax benefit from exercise of stock options	1,979
Payment of dividends ($0.4500 per share)		(16,138)
Unrealized gain on derivative contracts, net of deferred tax expense of $428			643
Foreign currency translation adjustments			(1,111)
Net income		56,200

Balance at December 31, 2005	$233,292	$312,040	$925

See notes to consolidated financial statements.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED CASH FLOWS

(in thousands)

	Year Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES
Net income	$56,200	$81,414	$74,954
Adjustments to reconcile net income to net cash provided by operating activities:
Regulatory charge and related costs	42,320	—	—
Severance charge	1,303	—	—
Integration costs	764	1,909	4,094
Retirement benefit	—	—	5,195
Depreciation	8,410	8,693	9,082
Amortization of intangibles	18,755	13,848	9,828
Loss on extinguishment of debt	—	1,557	—
Provision for losses on receivables	753	1,588	1,362
Provision for deferred income taxes	(4,115)	685	3,462
Gain on sale of assets	(5,104)	(2,076)	(385)
Income tax benefit from exercise of stock options	1,979	6,966	4,800

Changes in operating assets and liabilities net of effects from regulatory charge and related costs, severance charge, integration costs, retirement benefit and insurance agency acquisitions and dispositions:

(Increase) decrease in receivables	(10,238)	29,001	(16,352)
(Increase) decrease in prepaid expenses	2,046	(5,880)	8,954
Increase (decrease) in premiums payable to insurance companies	21,670	(30,908)	13,738
Increase (decrease) in premium deposits and credits due customers	(7,833)	13,997	2,214
Increase (decrease) in accounts payable	2,611	561	(4,188)
Decrease in accrued expenses	(6,737)	(4,422)	(11,637)
Decrease in regulatory charge accrual	(22,264)	—	—
Other operating activities	(452)	(2,137)	5,233

NET CASH PROVIDED BY OPERATING ACTIVITIES	100,068	114,796	110,354

INVESTING ACTIVITIES
Purchase of property and equipment	(9,224)	(8,760)	(11,827)
Purchase of insurance agencies, net of cash acquired	(23,797)	(65,798)	(46,041)
Proceeds from sale of assets	7,738	11,800	1,311
Purchase of investments	(13,800)	—	—
Other investing activities	2,462	(471)	771

NET CASH USED IN INVESTING ACTIVITIES	(36,621)	(63,229)	(55,786)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	320,000	30,000
Principal payments on long-term debt	(14,297)	(239,921)	(45,908)
Debt issuance costs	(204)	(1,923)	(557)
Repurchase of common stock	(21,848)	(31,474)	(33,516)
Proceeds from issuance of common stock, net of tax payments for options exercised	3,041	377	(40)
Dividends	(16,138)	(14,620)	(12,775)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(49,446)	32,439	(62,796)

Increase (decrease) in cash and cash equivalents	14,001	84,006	(8,228)
Cash and cash equivalents at beginning of year	210,470	126,464	134,692

CASH AND CASH EQUIVALENTS AT END OF YEAR	$224,471	$210,470	$126,464

See notes to consolidated financial statements.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

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

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying financial statements include the accounts of the company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts for the prior years have been reclassified to conform to current year presentation.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenues—Commission income (and fees in lieu of commission) as well as the related premiums receivable from clients and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. Commissions on premiums billed and collected directly by insurance companies on middle-market and major accounts property and casualty business are recorded as revenue on the later of the billing date or effective date. Commissions on premiums billed and collected directly by insurance companies on other property and casualty and employee benefits business are recorded as revenue when received which, in many cases, is the company’s first notification of amounts earned due to the lack of policy and renewal information. Contingent commissions are recorded as revenue when received. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and/or overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably obtained prior to receipt of the commission which, in many cases, is the company’s first notification of amounts earned.

The company carries a reserve for policy cancellations which is periodically evaluated and adjusted as necessary. Miscellaneous premium and commission adjustments are recorded as they occur. The policy cancellation reserve as of December 31, 2005 and 2004 was $2.5 million. For 2005, the cancellation reserve activity was primarily comprised of reserve decreases related to changes in observed policy cancellation trends offset by new reserves related to acquisitions.

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

Cash Equivalents—The company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The carrying amounts reported on the balance sheet approximate the fair values.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Allowance for Doubtful Accounts—The company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The company monitors its allowance utilizing accounts receivable aging data as the basis to support the estimate.

Property and Equipment—Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over the estimated useful lives (generally 3 to 7 years for furniture and equipment). Leasehold improvements are generally amortized using the straight-line method over the shorter of the term of the related lease or the estimated useful life of the corresponding asset.

Intangible Assets—The company accounts for goodwill and other intangible assets in accordance with the provisions of Financial Accounting Standards Board Statements No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets” (Statement 142). Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired and accounted for under the purchase method. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections. Goodwill is tested for impairment annually, or more frequently if impairment indicators arise. In reviewing goodwill for impairment, potential impairment is identified by comparing the estimated fair value of a reporting unit with its carrying value. Intangible assets with finite lives are amortized over their useful lives and are periodically reviewed to ensure that no conditions exist indicating that the recorded amount of intangible assets is not recoverable from future undiscounted cash flows.

Accounting for Stock-Based Compensation—At December 31, 2005 and 2004, the company had three stock-based compensation plans, which are described more fully in Note H. Through December 31, 2005, the company continued to account for its stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations. No stock-based compensation cost is reflected in net income for options except as disclosed in Note O, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note B regarding the company’s adoption of new accounting standards for share-based payments (including stock options) as of January 1, 2006.

Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123), as amended by Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” establishes accounting and disclosure requirements using a fair value based method of accounting for stock options.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement 123 to stock-based compensation. The 2005 net expense of $3.3 million includes a $1.7 million net expense reduction for stock options that were forfeited prior to vesting. These stock option forfeitures relate to stock options granted from 2002 through 2004.

(in thousands, except per share amounts)	2005	2004	2003
Net Income—as reported	$56,200	$81,414	$74,954
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(3,264)	(5,388)	(6,817)

Pro forma net income	$52,936	$76,026	$68,137

Net Income Per Share:
Basic—as reported	$1.57	$2.27	$2.17
Basic—pro forma	$1.48	$2.12	$1.97
Assuming Dilution—as reported	$1.55	$2.23	$2.06
Assuming Dilution—pro forma	$1.46	$2.08	$1.88

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

The fair value of these options was estimated at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for 2005, 2004 and 2003, respectively: risk free rates of 3.72%, 3.62% and 3.50%; dividend yields of 1.27%, 1.14% and 0.99%; volatility factors of 0.293, 0.292 and 0.267; and an expected life of approximately five years, seven years and seven years. The weighted average fair value per option granted in 2005, 2004 and 2003 was $9.71, $10.79 and $11.40, respectively.

Rent Expense—Minimum rental expenses are recognized over the term of the lease. When a lease contains a predetermined fixed escalation of the minimum rent, the related rent expense is recognized on a straight-line basis. Lease incentives are amortized as a reduction to rent expense over the lease term. Contingent rent and rent escalations are included in rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable, accrued expenses, premium deposits and credits due customers, and long-term debt approximate those assets’ and liabilities’ fair values. Fair values for interest rate swaps are based on third-party pricing models or formulas using current assumptions and are disclosed in Note D.

Derivatives—The company accounts for derivative and hedging instruments in accordance with the provisions of Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (Statement 133), as amended by Statement No. 138. Statement 133 requires the company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Gains and losses resulting from changes in fair value must be recognized currently in earnings unless specific hedge criteria are met. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value is either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income (OCI) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings.

The company’s use of derivative instruments is limited to interest rate swap agreements used to modify the interest characteristics for a portion of its outstanding variable rate debt. These interest rate swaps are designated as cash flow hedges and are structured so that there is no ineffectiveness.

The change in value of the interest rate swaps is reported as a component of the company’s OCI and reclassified into interest expense in the same period or periods during which the hedged transaction affects earnings. Derivative instruments are carried at fair value on the balance sheet in the applicable line item, other assets or other long-term liabilities.

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

Income Taxes—The company (except for its foreign subsidiaries) files a consolidated federal income tax return with its subsidiaries. Deferred taxes result from temporary differences between the income tax and financial statement bases of assets and liabilities and are based on tax laws as currently enacted.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Foreign Currency Translation—The accounts of the company’s foreign subsidiaries are measured using local currency as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translations are excluded from net earnings and accumulated as a separate component of OCI. The company does not provide income taxes on such gains and losses.

Accrued Expenses—Accrued expenses included compensation and employee benefits of $29.5 million and $31.3 million at December 31, 2005 and 2004, respectively.

NOTE B—ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). Statement 123R revises Statement 123. See Note A regarding the company’s accounting for stock-based compensation prior to January 1, 2006. The revised standard requires all companies to recognize compensation costs related to all share-based payments (including stock options) in their financial statements at fair value, thereby, upon adoption, eliminating the use of pro forma disclosures to report such amounts. Statement 123R also requires that the benefits of tax deductions in excess of recognized compensation costs be reported as a financing cash flow, rather than as an operating cash flow as was required under previous literature. In April 2005, the Securities and Exchange Commission issued a rule to amend the effective date of Statement 123R. Statement 123R is effective for a public company that is not a small business issuer at the beginning of the first fiscal year beginning after June 15, 2005.

Statement 123R permits public companies to account for the adoption of this revised standard using one of two methods: the modified-prospective method or the modified-retrospective method. The modified-prospective method requires a company to recognize compensation cost based upon fair value for only those share-based awards granted or modified with an effective date subsequent to the company’s date of adoption and share-based awards issued in prior periods that remain unvested at the date of adoption. The modified-retrospective method allows a company to restate, based upon pro forma amounts previously disclosed under the requirements of Statement 123, for either all prior periods presented or prior interim periods included in the year of adoption.

Effective January 1, 2006, the company adopted Statement 123R and accounted for the adoption using the modified-prospective method. For fair value purposes, the company will use a Black-Scholes option-pricing model to estimate the fair value of stock option awards. The adoption of Statement 123R is expected to result in a decrease to 2006 net income of approximately $3.8 million ($0.11 per share), net of income taxes of $2.5 million, although it is not expected to have a significant impact on the company’s overall cash flows or financial position.

NOTE C—PROPERTY AND EQUIPMENT

Property and equipment on the consolidated balance sheet consists of the following:

(in thousands)	2005	2004
Furniture and equipment	$58,369	$55,474
Leasehold improvements	11,326	9,200

	69,695	64,674
Less accumulated depreciation	44,930	40,650

	$24,765	$24,024

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

NOTE D—LONG-TERM DEBT

Long-term debt on the consolidated balance sheet consists of the following:

(in thousands)	2005	2004
Credit facility, interest currently 6.3% to 6.8%	$243,000	$250,000
Installment notes payable primarily incurred in acquisitions of insurance agencies, 1.2% to 8.0% due in various installments to 2008	21,018	31,632

	264,018	281,632
Less current portion	12,511	16,248

	$251,507	$265,384

Maturities of long-term debt for the four years ending after December 31, 2006 are $7.6 million in 2007, $0.9 million in 2008, $53.0 million in 2009, $2.0 million in 2010 and $188.0 million thereafter. At December 31, 2005, the company had term loans included in the credit facility with $9.5 million due within one year classified as long-term debt in accordance with the company’s intent and ability to refinance this obligation on a long-term basis under its revolving credit facility.

Interest paid was $16.1 million, $10.2 million and $10.9 million in 2005, 2004 and 2003, respectively.

On December 15, 2004, the company signed the Amended and Restated Credit Agreement (the Amended Credit Agreement) which provided for a revolving credit facility of $175.0 million, a Tranche A term loan of $50.0 million, and a Tranche B term loan of $200.0 million. The Amended Credit Agreement further permits the company to request additional term borrowings of up to $75.0 million prior to December 31, 2006 and provides that a portion of the revolving credit facility will be available for the issuance of letters of credit. Borrowings under this facility bear interest at variable rates based on LIBOR plus a negotiated spread. In addition, the company pays commitment fees (0.3% at December 31, 2005) on the unused portion of the revolving credit facility. The term loan facility is payable quarterly and the revolving credit facility is due and payable upon the maturity date. Both the Tranche A term loan and revolving credit facility mature on December 15, 2009, and the Tranche B term loan matures on December 15, 2011. At December 31, 2005 and 2004, the company had borrowings of $243.0 million and $250.0 million, respectively, under the term loan facilities and had $174.6 million and $174.7 million, respectively, available for future borrowings under the revolving credit facility. The Amended Credit Agreement represents senior secured indebtedness and contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on acquisitions, indebtedness, investments, payment of dividends and repurchases of common stock. In September 2005, the company amended the Amended Credit Agreement to modify certain covenant requirements due to the regulatory charge recorded in the 2005 third quarter. See Note M regarding the regulatory charge.

The Amended Credit Agreement replaced the Second Amended and Restated Credit Agreement. The company recognized losses of $1.6 million in 2004 related to the extinguishment of the Second Amended and Restated Credit Agreement. This loss on extinguishment primarily included various financing and professional costs previously deferred in connection with the financing of the company’s former credit agreement and certain lending fees paid in obtaining the Amended Credit Agreement.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

On July 1, 2004, the company entered into an interest rate swap agreement with a notional amount of $30.0 million and a maturity date of June 30, 2007. On December 29, 2004, the company entered into a second interest rate swap agreement with a notional amount of $20.0 million and a maturity date of December 31, 2010. These two interest rate swap agreements replaced the company’s previous hedging arrangements, which matured on June 30, 2004. The combined notional amount of these former interest rate swaps was originally $45.0 million, which was subsequently reduced by $0.9 million on a quarterly basis beginning September 30, 2000 through their maturity. On December 20, 2005, the company entered into a third interest rate swap agreement with a notional amount of $50.0 million and a maturity date of December 31, 2010.

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

Under the current interest rate swap agreements, the company makes payments based on fixed pay rates of approximately 4.4% and receives payments based on the counterparties’ variable LIBOR pay rates. At the end of the year, the variable rate was approximately 4.5% for each agreement. In connection with these interest rate swap agreements, the company recorded after-tax income in other comprehensive income of $0.6 million, $0.3 million and $1.0 million in 2005, 2004 and 2003, respectively. There was no impact on net income due to ineffectiveness. The fair market value of the interest rate swaps resulted in an asset of $0.8 million at December 31, 2005, which is included in other non-current assets, and in a liability of $0.3 million at December 31, 2004, which is included in other long-term liabilities.

NOTE E—RETIREMENT PLANS

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

In 2002, the company acquired Hobbs Group, LLC (Hobbs). Hobbs sponsored the Hobbs Group, LLC 401(k) Savings Plan (the Hobbs Savings Plan) which covered substantially all employees of Hobbs and its subsidiaries. Effective January 1, 2004, the Hobbs Savings Plan was terminated and merged into the Retirement Savings Plan.

Prior to merger with the company, certain of the other merged companies had separate profit sharing or benefit plans. These plans were terminated or frozen at the time of merger with the company.

The total expense recorded by the company under the Retirement Savings Plan and the Hobbs Savings Plan for 2005, 2004 and 2003 was $5.9 million, $5.3 million and $5.3 million, respectively.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

The company has the Supplemental Executive Retirement Plan (the Plan) for key executives. The Plan provides that participants shall be credited each year with an amount that is calculated by determining the total company match and profit sharing contribution that the participant would have received under the Retirement Savings Plan absent the compensation limitation that applies to such plan, reduced by the amount of actual company match and profit sharing contributions to such plan. The Plan also provides for the crediting of interest to participant accounts. Expense recognized by the company in 2005, 2004 and 2003 related to these Plan provisions amounted to $0.9 million, $0.9 million and $0.6 million, respectively. At December 31, 2005 and 2004, the company’s accrued liability for benefits under the Plan was $4.0 million and $3.3 million, respectively, and is included in other long-term liabilities.

NOTE F—INCOME TAXES

The components of income taxes shown in the statement of consolidated income are as follows:

(in thousands)	2005	2004	2003
Current expense
Federal	$35,405	$46,673	$39,833
State	5,417	9,205	6,652

	40,822	55,878	46,485
Deferred expense (benefit)
Federal	(3,156)	568	2,937
State	(959)	117	525

	(4,115)	685	3,462

	$36,707	$56,563	$49,947

The company operates in multiple tax jurisdictions and its tax returns are subject to audit by various taxing authorities. The company believes that adequate accruals have been made for all tax returns subject to audit. Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The effective income tax rate varied from the statutory federal income tax rate as follows:

	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax exempt investment income	(0.6)	(0.1)	(0.2)
State income taxes, net of federal tax benefit	3.2	4.4	3.8
Basis difference on sale of insurance accounts	0.1	1.0	—
Nondeductible portion of regulatory charge	0.9	—	—
Other	0.9	0.7	1.4

Effective income tax rate	39.5%	41.0%	40.0%

Income taxes paid were $38.1 million, $56.5 million and $33.3 million in 2005, 2004 and 2003, respectively.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

Significant components of the company’s deferred tax liabilities and assets on the consolidated balance sheet are as follows:

(in thousands)	2005	2004
Deferred tax liabilities:
Intangible assets	$44,249	$45,289
Unrealized gain on interest rate swaps	195	—
Other	1,860	2,777

Total deferred tax liabilities	46,304	48,066
Deferred tax assets:
Deferred compensation	13,983	11,437
Allowance for doubtful accounts	1,578	1,763
Deferred rent and income	3,408	3,148
Unrealized loss on interest rate swaps	—	121
Regulatory charge and related costs	6,969	—
Retirement benefits	754	1,049
Other	3,360	3,564

Total deferred tax assets	30,052	21,082

Net deferred tax liabilities	$16,252	$26,984

The net current deferred tax asset, which is included in prepaid expenses and other current assets, was $7.1 million and $5.3 million at December 31, 2005 and 2004, respectively.

NOTE G—LEASES

The company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2018 and generally include escalation clauses for increases in lessors’ operating expenses and increased real estate taxes.

Future minimum rental payments required under such operating leases are summarized as follows (in thousands):

2006	$26,852
2007	23,742
2008	18,365
2009	13,883
2010	10,521
Thereafter	22,473

$115,836

Rental expense for all operating leases in 2005, 2004 and 2003 amounted to $28.2 million, $25.5 million and $22.1 million, respectively. Included in rental expense for 2005, 2004 and 2003 is approximately $1.4 million, $1.9 million and $1.8 million, respectively, which was paid to employees or related parties.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

NOTE H—SHAREHOLDERS’ EQUITY

The company has adopted and the shareholders have approved the 2000 Stock Incentive Plan (as amended and restated in 2003), the Non-employee Directors Stock Incentive Plan and the Hilb, Rogal and Hamilton Company 1989 Stock Plan which provide for the granting of options to purchase up to an aggregate of approximately 5,522,000 and 5,465,000 shares of common stock as of December 31, 2005 and 2004, respectively. Stock options granted have seven to ten year terms and vest and become fully exercisable at various periods up to five years. Stock option activity under the plans was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2003	3,364,151	$23.00
Granted	650,000	36.72
Exercised	498,675	9.26
Expired	314,175	42.14

Outstanding at December 31, 2003	3,201,301	26.04
Granted	798,250	33.27
Exercised	722,286	10.73
Expired	223,015	35.97

Outstanding at December 31, 2004	3,054,250	30.83
Granted	877,998	33.49
Exercised	260,487	15.29
Expired	201,950	36.32

Outstanding at December 31, 2005	3,469,811	32.34

Exercisable at December 31, 2005	1,884,754	30.65
Exercisable at December 31, 2004	1,531,387	26.74
Exercisable at December 31, 2003	1,770,609	18.88

The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding				Options Exercisable
Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.52 – 9.03	72,400	1.5	$8.16	72,400	$8.16
9.03 – 13.55	60,000	3.0	10.81	60,000	10.81
13.55 – 18.06	191,750	2.3	14.23	191,750	14.23
18.06 – 22.58	282,750	3.0	19.33	282,750	19.33
22.58 – 27.09	—	—	—	—	—
27.09 – 31.61	31,700	4.2	29.66	20,675	29.44
31.61 – 36.12	1,439,786	5.5	33.18	256,457	34.07
36.12 – 40.64	1,107,800	3.9	37.25	783,787	37.24
40.64 – 45.15	283,625	3.3	45.15	216,935	45.15

	3,469,811	4.3	$32.34	1,884,754	$30.65

There were 1,509,000 and 2,155,000 shares available for future grant under these plans as of December 31, 2005 and 2004, respectively.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

No compensation expense related to these options was recognized in operations for 2005, 2004 or 2003 except as disclosed in Note O. As disclosed in Note A, the company accounts for its stock options using the intrinsic value method prescribed in APB No. 25. The company has also disclosed in Note A the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement 123 to its granted stock options. See Note B regarding the company’s adoption of new accounting standards for share-based payments (including stock options) as of January 1, 2006.

During 2005, 2004 and 2003, the company awarded 98,350, 96,950 and 142,200 shares, respectively, of restricted stock under the 2000 Stock Plan with a weighted average fair value at the grant date of $34.33, $33.74 and $33.62 per share, respectively. Restricted shares generally vest ratably over a four year period beginning in the second year of continued employment. During 2005, 2004 and 2003, 51,360, 25,313 and 10,476 shares, respectively, of restricted stock were forfeited. Compensation expense related to the vested awards was $2.1 million, $2.5 million and $1.9 million for 2005, 2004 and 2003, respectively.

NOTE I—NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

(in thousands, except per share amounts)	2005	2004	2003
Numerator for basic and diluted net income per share
Net Income	$56,200	$81,414	$74,954
Denominator
Weighted average shares	35,522	35,535	34,357
Effect of guaranteed future shares to be issued in connection with agency acquisitions	234	298	238

Denominator for basic net income per share	35,756	35,833	34,595
Effect of dilutive securities:
Employee stock options	308	407	697
Employee non-vested stock	139	129	113
Contingent stock—acquisitions	111	124	899

Dilutive potential common shares	558	660	1,709

Denominator for diluted net income per share—adjusted weighted average shares	36,314	36,493	36,304

Net Income Per Share:
Basic	$1.57	$2.27	$2.17
Assuming Dilution	$1.55	$2.23	$2.06

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

NOTE J—INTANGIBLE ASSETS

The company accounts for goodwill and other intangible assets as disclosed in Note A. In accordance with Statement 142, the company performed the annual impairment tests of goodwill in 2005, 2004 and 2003. No impairment charge resulted from these tests.

Intangible assets on the consolidated balance sheet consist of the following:

	2005		2004
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Customer relationships	$136,614	$31,465	$129,687	$17,797
Noncompete/nonpiracy agreements	50,109	18,472	49,865	13,729
Tradename	1,922	521	1,737	248

Total	$188,645	$50,458	$181,289	$31,774

	Net Carrying Amount		Net Carrying Amount
Indefinite-lived intangible assets:
Goodwill	$625,349		$608,427

Aggregate amortization expense for 2005, 2004 and 2003 was $18.8 million, $13.8 million and $9.8 million, respectively.

Future amortization expense is estimated as follows (in thousands):

2006	$19,067
2007	18,999
2008	18,808
2009	18,039
2010	17,192

The changes in the net carrying amount of goodwill for 2005 are as follows (in thousands):

Balance at December 31, 2004	$608,427
Goodwill acquired	21,198
Goodwill disposed	(4,276)

Balance at December 31, 2005	$625,349

NOTE K—ACQUISITIONS

During 2005, the company acquired certain assets and liabilities of four insurance agencies and other accounts for $15.0 million ($10.7 million in cash, $1.9 million in guaranteed future cash and common stock payments, and 68,796 shares of common stock) in purchase accounting transactions. Assets acquired include intangible assets of $14.5 million at the date of purchase. The combined purchase price may be increased by $3.4 million in 2006, $3.4 million in 2007 and $1.5 million in 2008 based upon net profits realized. For certain acquisitions, the allocation of purchase price is preliminary and subject to refinement as the valuations of certain intangible assets are not final.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

During 2004, the company acquired certain assets and liabilities of nine insurance agencies and other accounts for $142.6 million ($99.1 million in cash, $20.4 million in guaranteed future cash and common stock payments and 667,256 shares of common stock) in purchase accounting transactions. Assets acquired include intangible assets of $146.9 million at the date of purchase. The combined purchase price increased by $8.1 million in 2005, and may be increased by $14.6 million in 2006, $11.9 million in 2007 and $3.2 million in 2008 based upon net profits realized.

During 2003, the company acquired certain assets and liabilities of six insurance agencies and other accounts for $64.4 million ($20.1 million in cash, $15.5 million in guaranteed future cash and common stock payments and 843,106 shares of common stock) in purchase accounting transactions. Assets acquired include intangible assets of $67.9 million at the date of purchase. The combined purchase price increased by $9.1 million in 2005 and $7.8 million in 2004, and may be increased by $4.7 million in 2006 and $8.6 million in 2007 based upon net profits realized.

The financial statements of the company reflect the combined operations of the company and each acquisition from the respective closing date of each acquisition.

NOTE L—SALE OF ASSETS AND OTHER GAINS

During 2005, 2004 and 2003, the company disposed of certain insurance accounts and other assets resulting in net gains of $5.1 million, $2.1 million and $0.4 million, respectively. These amounts are included in other revenues in the statement of consolidated income. Income taxes related to these gains were $2.2 million, $2.4 million and $0.2 million in 2005, 2004 and 2003, respectively. Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

NOTE M—REGULATORY CHARGE AND RELATED MATTERS

The company and certain other companies in the insurance intermediary industry have been subject to investigations and inquiries by various governmental authorities regarding business practices and broker compensation arrangements. On August 31, 2005, the company entered into an agreement (the Agreement) with the Attorney General of the State of Connecticut (the Attorney General) and the Insurance Commissioner of the State of Connecticut (the Commissioner) to resolve all issues related to investigations conducted by the Attorney General and the Commissioner into certain insurance brokerage and insurance agency practices (the Investigations) and to settle an action commenced on August 31, 2005 by the Attorney General in the Connecticut Superior Court alleging violations of the Connecticut Unfair Trade Practices Act and the Connecticut Unfair Insurance Practices Act (the Action).

Following is a summary of the material terms of the Agreement:

1.	The company will pay $30.0 million into a fund (the Fund) in two installments to be distributed to certain eligible U.S. policyholder clients (the Affected Policyholders). These payments are in full satisfaction of the company’s obligations under the Agreement and the Attorney General and the Commissioner have agreed not to impose any other financial obligation or liability on the company related to the Investigations and/or the Action, except for the fine as provided for in the Stipulation and Consent Order with the Commissioner (see below for additional detail). The company is not permitted to seek or accept, directly or indirectly, indemnification for payments made by the company pursuant to the Agreement and the fine described below to the State of Connecticut Insurance Department. No portion of the payments by the company for the Fund is considered a fine or penalty. The company will make payments into the Fund as follows:

•	On or before February 1, 2006, the company shall pay $20.0 million into the Fund,

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

•	On or before August 1, 2007, the company shall pay $10.0 million into the Fund.

2.	The Fund, plus interest, will be used to compensate the Affected Policyholders according to procedures set forth in the Agreement.

3.	Affected Policyholders are a) all company U.S. brokerage business clients on whose insurance placements, renewals, consultations or service the company was eligible to receive Contingent Compensation (as defined in the Agreement) between January 1, 2001 and December 31, 2004 (the Broker Clients); b) all company U.S. agency clients on whose insurance placements, renewals, consultations or service the company was eligible to receive Contingent Compensation pursuant to a National Override Agreement between January 1, 2001 and December 31, 2004 (the National Override Clients); and c) all company U.S. agency clients, other than National Override Clients, on whose insurance placements, renewals, consultations or service the company was eligible to receive Contingent Compensation between January 1, 2001 and December 31, 2004 (the Agent Clients).

The Fund will be allocated $19.5 million between Broker Clients and National Override Clients (the Broker/Override Fund) and $10.5 million to Agent Clients (the Agency Fund), and an Affected Policyholder arising from an acquisition by the company after December 31, 2000 shall be included only as of the date of acquisition by the company.

National Override Agreements, as defined in the Agreement, mean corporate-wide compensation agreements negotiated by the company with those certain insurance companies on behalf of all of the company’s offices to receive commissions in lieu of standard contingent compensation arrangements with each office of the company.

4.	By August 21, 2006, the company will send notice to each client setting forth the amount it will be paid from the Fund if it elects to participate. Clients will have until November 21, 2006 to make an election to receive distributions from the Fund.

5.	The company will make distributions from the Fund on January 15, 2007 and, if necessary, January 15, 2008 to participating clients that elected to receive a distribution.

6.	In the event that any Affected Policyholder elects not to participate or otherwise does not respond (the Non-Participating Policyholders), that Affected Policyholder’s allocated share may be used by the company to satisfy any pending or other claims of policyholders relating to the matters covered by the Agreement. The funds attributable to Non-Participating Policyholders also may be used to reimburse the company for any payments made to policyholders between September 1, 2005 and April 15, 2008 for claims related to this Agreement. In no event shall a distribution be made from the Fund to any Non-Participating Policyholder or as reimbursement to the company for prior payments to any Non-Participating Policyholder until all participating clients have been paid the full aggregate amount due, nor shall total payments to any Non-Participating Policyholder exceed 80% of that Non-Participating Policyholder’s original allocated share. If any funds remain in the Fund as of April 15, 2008, such funds will be distributed pro rata to the participating policyholders and clients. In no event shall any of the monies in or from the Fund be used to pay attorney fees.

7.	Within 60 days of executing the Agreement, the company will undertake the implementation of certain business reforms for both brokerage business and agency business. These reforms include:

•	to not accept or request contingent compensation on brokerage business,

•	to make enhanced disclosures to clients regarding compensation and customer rights,

•	to accept certain types of compensation only after disclosing such compensation to a client,

•	to adopt additional corporate governance practices.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

In conjunction with executing the Agreement, the company entered into a Stipulation and Consent Order with the Commissioner to resolve all issues relating to the Commissioner’s investigation into the placement or attempted placement of professional liability insurance in Connecticut. Pursuant to the Stipulation and Consent Order, the company paid an administrative fine of $250,000 to the State of Connecticut Insurance Department. The cost of this fine is included in the 2005 third quarter regulatory charge of $42.3 million described below.

In the 2005 third quarter, the company recorded a $42.3 million charge, and related income tax benefit of $16.0 million, primarily relating to the Agreement with the Attorney General and the Commissioner. This charge includes the $30.0 million national fund established by the Agreement; $5.1 million of estimated legal and administrative costs to be incurred related to the Fund and complying with the Agreement’s other provisions; and $1.4 million of legal costs relating to the Agreement incurred in the 2005 third quarter. The regulatory charge also includes $5.8 million of estimated costs for pending regulatory matters. These estimated costs represent the company’s best estimate of the probable outcomes of the various pending regulatory matters and include related legal and administrative costs incurred or expected to be incurred for these regulatory matters.

These pending regulatory matters relate to subpoenas issued and/or inquiries made by state attorneys general and insurance departments into, among other things, the industry’s commission payment practices. The company has received subpoenas and/or requests for information from attorneys general and/or insurance departments in fourteen states. The company may receive additional subpoenas and/or requests for information in the future from attorneys general and/or insurance departments of other states. The company will continue to evaluate and monitor all such subpoenas and requests.

The current liability portion of this charge as of December 31, 2005 is $8.2 million and is included in accrued expenses. The remaining liability is included in other long-term liabilities.

A summary of the activity with respect to the regulatory charge liability is as follows (in thousands):

Balance at December 31, 2004	$—
Regulatory charge	42,320
Payments into the Fund	(20,000)
Payments-legal and administrative	(2,264)

Balance at December 31, 2005	$20,056

NOTE N—INTEGRATION COSTS

In 2002, the company acquired Hobbs Group, LLC (Hobbs). The company began the integration of Hobbs subsequent to June 30, 2003 with the completion of the Hobbs earn-out. The company recognized integration costs of $0.8 million, $1.9 million and $4.1 million and related income taxes of $0.3 million, $0.8 million and $1.6 million in 2005, 2004 and 2003, respectively. No additional integration costs for Hobbs are anticipated after 2005. These amounts represent costs such as severance and other employee-related costs, facility and lease termination costs, and branding expenses. Included as severance cost in 2003 is $2.2 million related to a contractual termination benefit for Hobbs’ former chief executive officer.

NOTE O—SEVERANCE CHARGE AND RETIREMENT BENEFIT

In May 2005, Robert B. Lockhart, the company’s former president and chief operating officer, resigned. In connection with Mr. Lockhart’s resignation, the company recorded a severance charge of $1.3 million, and related income tax benefit of $0.5 million, representing estimated payments due to Mr. Lockhart under the terms of his employment agreement.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

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

NOTE P—COMMITMENTS AND CONTINGENCIES

Included in cash and cash equivalents and premium deposits and credits due customers are $2.2 million and $6.3 million of funds held in escrow at December 31, 2005 and 2004, respectively. In addition, premiums collected from insureds but not yet remitted to insurance companies are restricted as to use by laws in certain states in which the company operates. The amount of cash and cash equivalents so restricted was approximately $52.4 million and $49.6 million at December 31, 2005 and 2004, respectively.

Industry Litigation

The company has been named as a defendant in certain legal proceedings against brokers and insurers relating to broker compensation arrangements and other business practices.

MDL 1663 Class Action

In August 2004, OptiCare Health Systems Inc. filed a putative class action in the U.S. District Court for the Southern District of New York (Case No. 04-CV-06954) against a number of the country’s largest insurance brokers and several large commercial insurers. The company was named as a defendant in the OptiCare suit in November 2004. In December 2004, two other purported class actions were filed in the U.S. District Court for the Northern District of Illinois, Eastern Division, by Stephen Lewis (Case No. 04-C-7847) and Diane Preuss (Case No. 04-C-7853), respectively, against certain insurance brokers, including the company, and several large commercial insurers. On February 17, 2005, the Judicial Panel on Multidistrict Litigation (the Panel) ordered that the OptiCare suit, along with three other purported antitrust class actions filed in New York, New Jersey and Pennsylvania against industry participants, be centralized and transferred to the U.S. District Court for the District of New Jersey. In addition, by Conditional Transfer Order dated March 10, 2005, the Panel conditionally transferred the Lewis and Preuss cases to the U.S. District Court for the District of New Jersey. The transfer subsequently became effective and as a result of the Panel’s transfer orders, the OptiCare, Lewis and Preuss cases are proceeding on a consolidated basis with other purported class action suits styled as In re: Insurance Brokerage Antitrust Litigation (MDL 1663).

On August 1, 2005, the plaintiffs in MDL 1663 filed a First Consolidated Amended Commercial Class Action Complaint (the Commercial Complaint) in the U.S. District Court for the District of New Jersey (Civil No. 04-5184) against the company and certain other insurance brokers and insurers. In the Commercial Complaint, the named plaintiffs purport to represent a class consisting of all persons who, between August 26, 1994 and the date on which class certification may occur, engaged the services of any one of the broker defendants or any of their subsidiaries or affiliates to obtain advice with respect to the procurement or renewal of insurance and who entered into or renewed a contract of insurance with one of the insurer defendants. The plaintiffs allege in the Commercial Complaint, among other things, that the broker defendants engaged in improper steering of clients to the insurer defendants for the purpose of obtaining undisclosed additional compensation in the form of contingent commissions from insurers; that the defendants were engaged in a bid-rigging scheme involving the submission of false and/or inflated bids from insurers to clients; that the broker defendants improperly placed their clients’ insurance business with insurers through related wholesale entities where an intermediary was unnecessary for the purpose of generating additional commissions from insurers; that the broker defendants entered into unlawful tying arrangements to obtain reinsurance business from the

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

defendant insurers; and that the defendants created centralized internal departments for the purpose of monitoring, facilitating and advancing the collection of contingent commissions, payments and other improper fees. The plaintiffs allege violations of federal and state antitrust laws, violations of the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. § 1962(c) and (d), fraudulent misrepresentation, breach of fiduciary duty, aiding and abetting breach of fiduciary duty and unjust enrichment. The plaintiff seeks monetary relief, including treble damages, injunctive and declaratory relief, restitution, interest, attorneys’ fees and expenses, costs and other relief. The company has not yet filed a responsive pleading in this case but believes it has substantial defenses to these claims and intends to defend itself vigorously. However, at this time, the company cannot predict the outcome of this case or its effect on the company’s financial position or results of operations.

In addition, the plaintiffs in MDL 1663 also filed on August 1, 2005 a First Consolidated Amended Employee Benefits Class Action Complaint (the Employee Benefits Complaint) in the U.S. District Court for the District of New Jersey against the company; Frank F. Haack & Associates, Inc.; O’Neill, Finnegan & Jordan Insurance Agency Inc.; and certain other insurance brokers and insurers. In the Employee Benefits Complaint (Civil Nos. 04-5184, et al.), the named plaintiffs purport to represent two separate classes consisting of ERISA and non-ERISA plan employees and employers, respectively, that have acquired insurance products from the defendants in connection with an employee benefit plan between August 26, 1994 and the date on which class certification may occur. The plaintiffs allege in the Employee Benefits Complaint, among other things, that the broker defendants secretly conspired with the insurer defendants to steer plaintiffs and members of the classes to the insurer defendants in exchange for undisclosed fees, including communication fees, enrollment fees, service fees, finders fees and/or administrative fees, contingent commissions and other payments, including broker bonuses, trips and entertainment, from the insurer defendants; that the defendants were engaged in a bid-rigging scheme involving the submission of false and/or inflated bids from insurers to clients; that the broker defendants improperly placed their clients’ insurance business with insurers through related wholesale entities where an intermediary was unnecessary for the purpose of generating additional commissions from insurers; and that the defendants entered into unlawful tying arrangements under which the broker defendants would place primary insurance contracts with insurers on the condition that the insurers use the broker defendants for placing their reinsurance coverage with reinsurance carriers. The plaintiffs allege violations of federal and state antitrust laws, violations of the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. § 1962(c) and (d), fraudulent misrepresentation, breach of fiduciary duty, aiding and abetting breach of fiduciary duty and unjust enrichment. The plaintiff seeks monetary relief, including treble and punitive damages, injunctive and declaratory relief, restitution, interest, attorneys’ fees and expenses, costs and other relief. The company, along with other defendants, filed a motion to dismiss both cases. The motion is now fully briefed and awaiting a decision from the U.S. District Court for the District of New Jersey. Also, on February 13, 2006, the plaintiffs filed their motions for class certification in each case. The defendants’ response is due on April 13, 2006. The company believes it has substantial defenses in these cases and intends to defend itself vigorously. However, at this time, the company cannot predict the outcome of these cases or their effects on the company’s financial position or results of operations.

Bensley Class Action

In May 2005, Bensley Construction, Inc. filed a putative class action in the Superior Court of the Commonwealth of Massachusetts (Case No. ESCV2005-00277) against the company and certain large commercial insurers and brokers. In the amended complaint, the plaintiff alleges, among other things, that the broker defendants entered into contingent commission agreements with the insurer defendants without disclosing the existence and/or terms of the agreements to clients to whom the defendants owed a fiduciary duty and that certain of the defendants engaged in a bid-rigging and customer allocation scheme to maximize their revenues under the contingent commission agreements. The plaintiff alleges breach of fiduciary duty, unjust enrichment,

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

aiding and abetting breaches of fiduciary duty, breach of contract and breach of implied covenant of good faith and fair dealing. The plaintiff seeks monetary damages for each member of the class in an amount not to exceed $74,999 per class member, costs and other relief. The defendants removed the case to federal court and it has now been transferred to the U.S. District Court for the District of New Jersey to be consolidated with the other cases that comprise MDL 1663. The company believes it has substantial defenses to these claims and intends to defend itself vigorously. However, at this time, the company cannot predict the outcome of these claims or their effects on the company’s financial position or results of operations.

Securities Class Action

In June 2005, the Iron Workers Local 16 Pension Fund filed a putative class action complaint in the U.S. District Court for the Eastern District of Virginia (Case No. 1:05-CV-00735-GBL-TCB) against the company and Andrew L. Rogal, Martin L. Vaughan, III, Timothy J. Korman, Carolyn Jones, Robert W. Blanton, Jr. and Robert B. Lockhart. The plaintiff alleged violations by each of the defendants of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and violations by the individual defendants of Section 20(a) of the Securities Exchange Act of 1934.

In September 2005, the Iron Workers Local 16 Pension Fund was appointed Lead Plaintiff. In October 2005, Lead Plaintiff filed an amended putative class action complaint against the company and Andrew L. Rogal, Martin L. Vaughan, III, Carolyn Jones and Robert B. Lockhart. Each of the individual defendants is a current or former officer and/or director of the company. In the amended complaint, the Lead Plaintiff alleges, among other things, that the defendants made false and misleading statements to the public in the company’s filings with the Securities and Exchange Commission, press releases and other public statements between August 11, 2000 and May 26, 2005 by failing to disclose that the company’s contingent and override commissions were designed to allow the company to steer its flow of business to those insurance carriers that agreed to pay it such commissions; that the company’s business practices were in direct conflict of interest with its customers and were fraudulent and illegal; that the company’s business practices exposed the company to the risk of legal proceedings, reputational damage, and other harms; and that the company’s financial results were materially inflated as a result of the recognition of improper commissions as revenues.

The amended complaint further alleges that the individual defendants were able to and did control the content of the company’s public statements as a result of their positions as officers and/or directors of the company. The amended complaint alleges violations by each of the defendants of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and violations by the individual defendants of Section 20(a) of the Securities Exchange Act of 1934. The Lead Plaintiff seeks monetary damages, interest, costs, legal fees and other relief.

On November 22, 2005, the defendants moved to dismiss the amended complaint. On January 27, 2006, the U.S. District Court for the Eastern District of Virginia held a hearing on the defendants’ motion to dismiss. The company believes it has substantial defenses to the claims made in the amended complaint and intends to defend itself vigorously. However, at this time, the company cannot predict the outcome of these claims or their effects on the company’s financial position or results of operations.

Other

There are in the normal course of business various other outstanding commitments and contingent liabilities. Management does not anticipate material losses as a result of such matters.

HILB ROGAL & HOBBS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

NOTE Q—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004:

	Three Months Ended(1)
(in thousands, except per share amounts)	March 31	June 30	September 30		December 31
2005
Total Revenues	$183,345	$162,027	$164,491		$164,022
Net Income (Loss)	27,722	15,803	(6,848	)(2)	19,523

Net Income (Loss) Per Share:
Basic	0.77	0.44	(0.19	)(2)	0.55
Assuming Dilution	0.76	0.44	(0.19	)(2)	0.54

2004
Total Revenues	$158,227	$147,755	$153,700		$159,921
Net Income	24,234	20,504	21,349		15,327

Net Income Per Share:
Basic	0.68	0.57	0.60		0.43
Assuming Dilution	0.67	0.56	0.58		0.42

(1)	Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.
(2)	See Note M for discussion of the regulatory charge recorded in the 2005 third quarter.

Report of Independent Registered Public Accounting Firm on Financial Statements

Shareholders and Board of Directors

Hilb Rogal & Hobbs Company

We have audited the accompanying consolidated balance sheets of Hilb Rogal & Hobbs Company as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Hilb Rogal & Hobbs Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb Rogal & Hobbs Company at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hilb Rogal & Hobbs Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia

March 3, 2006

Management’s Report on Internal Control over Financial Reporting

Management of Hilb Rogal & Hobbs (the company) is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the company’s principal executive and principal financial officers, the company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management conducted an assessment of the effectiveness of the company’s internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In conducting its evaluation of the effectiveness of its internal control over financial reporting, management has excluded the following acquisitions completed by the company in 2005: True Benchmark Insurance Services, LLC; Ed Murray & Sons, Inc; Doherty, Inc.; and Benefits Solutions, Inc. which are included in the 2005 consolidated financial statements and constituted less than 1.5% of total assets as of December 31, 2005 and less than 1.3% of revenues and 2.4% of net income for the year then ended.

Based on its assessment using the criteria outlined in Internal Control—Integrated Framework issued by COSO, management has determined that the company’s internal control over financial reporting was effective as of December 31, 2005. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm that has also audited the company’s consolidated financial statements, as stated in accompanying Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

/s/ MARTIN L. VAUGHAN, III
Martin L. Vaughan, III
Chairman and Chief Executive Officer

/s/ MICHAEL DINKINS
Michael Dinkins
Executive Vice President and Chief Financial Officer

Hilb Rogal & Hobbs Company

Glen Allen, Virginia

March 3, 2006

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Shareholders and Board of Directors

Hilb Rogal & Hobbs Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Hilb Rogal & Hobbs Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hilb Rogal & Hobbs Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Hilb Rogal & Hobbs Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the following acquisitions completed by Hilb Rogal & Hobbs Company in 2005: True Benchmark Insurance Services, LLC; Ed Murray & Sons, Inc; Doherty, Inc.; and Benefits Solutions, Inc., which are included in the 2005 consolidated financial statements of Hilb Rogal & Hobbs Company and constituted less than 1.5% of total assets as of December 31, 2005 and 1.3% and 2.4% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Hilb Rogal & Hobbs Company also did not include an evaluation of the internal control over financial reporting of the entities referred to above.

In our opinion, management’s assessment that Hilb Rogal & Hobbs Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hilb Rogal & Hobbs Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hilb Rogal & Hobbs Company as of December 31, 2005 and 2004 and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated March 3, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia

March 3, 2006